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TABLE OF CONTENTS 2

As confidentially submitted to the Securities and Exchange Commission on June 18, 2018 as Amendment No. 2 to the Confidential Submission dated April 13, 2018. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

RUBIUS THERAPEUTICS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2836 (Primary Standard Industrial Classification Code Number)	46-2688109 (I.R.S. Employer Identification Number)

325 Vassar Street, Suite 1A
Cambridge, MA 02139
(617) 679-9600
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Pablo J. Cagnoni, Chief Executive Officer
325 Vassar Street, Suite 1A
Cambridge, MA 02139
(617) 679-9600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Stuart M. Cable, Esq. Arthur R. McGivern, Esq. Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 (617) 570-1000	Torben Straight Nissen Andrew Oh Rubius Therapeutics, Inc. 325 Vassar Street, Suite 1A Cambridge, MA 02139 (617) 679-9600	Peter N. Handrinos, Esq. Wesley C. Holmes, Esq. Latham & Watkins LLP 200 Clarendon Street Boston, MA 02116 (617) 948-6000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐ Emerging Growth Company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee

Common Stock, par value $0.001 per share

(1)    Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)   Includes the offering price of shares that the underwriters may purchase pursuant to an option to purchase additional shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated                         , 2018

               shares

Common stock

This is an initial public offering of common stock of Rubius Therapeutics, Inc. We are selling              shares of common stock. We anticipate that the initial public offering price will be between $              and $              per share.

Prior to this offering, there has been no public market for our common stock. We intend to apply for listing of our common stock on The Nasdaq Global Market under the symbol "RUBY."

We are an "emerging growth company" under applicable Securities and Exchange Commission rules and will be subject to reduced public company reporting requirements.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)    We refer you to "Underwriting" beginning on page 208 for additional disclosure regarding total underwriting compensation.

We have granted the underwriters an option for a period of up to 30 days to purchase up to              additional shares of our common stock.

Investing in our common stock involves risks that are described in the "Risk factors" section beginning on page 11 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to investors on                       , 2018.

J.P. Morgan	Morgan Stanley	Jefferies	Leerink Partners

We are responsible for the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with any other information other than in this prospectus, and we take no responsibility for, and the underwriters have not taken responsibility for, any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

Through and including                             , 2018 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

This prospectus contains references to our trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies' trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

i

Prospectus summary

Overview

We are pioneering the development of a new class of medicines, Red Cell Therapeutics, or RCTs. Based on our vision that human red blood cells are the foundation of the next significant innovation in medicine, we have designed a proprietary platform to genetically engineer and culture RCTs that are selective, potent and ready-to-use cellular therapies. We believe that our RCTs will provide life-changing or life-saving benefits for patients with severe diseases across multiple therapeutic areas.

We have generated hundreds of RCTs using our highly versatile and proprietary cellular therapy platform, the Rubius Erythrocyte Design, or RED, Platform. We are utilizing our universal engineering and manufacturing processes to advance a broad pipeline of RCT product candidates into clinical trials in rare diseases, cancer and autoimmune diseases. We plan to file an investigational new drug application, or IND, for our first product candidate in the first quarter of 2019 and INDs for additional RCT product candidates during 2019, 2020 and thereafter. Since our founding by Flagship Pioneering in 2013, we have raised approximately $240 million in capital and attracted a talented group of seasoned leaders to execute our strategy.

Our proprietary RED Platform

Red blood cells, or RBCs, are unique as they lack a nucleus, are not cleared from circulation by the immune system and have a well-characterized biodistribution as they are generally sequestered in the vasculature, spleen and liver. Our discoveries and innovations in genetic engineering and cell culture processes allow us to leverage these inherent benefits of RBCs. We believe our RED Platform and RCTs represent a transformative step in the evolution of cellular therapies because they are designed to confer desirable attributes for a next-generation cellular therapy, including the following:

•
Broad applications across many therapeutic areas, focusing initially on rare diseases, cancer and autoimmune diseases.

•
Advantageous tolerability since RCTs lack a nucleus and, as a result, we believe our RCT product candidates will pose less risk than other cellular therapies, which have caused cytokine release syndrome, neurotoxicity and mortality and carry the potential risk of inducing oncogenicity.

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Ready-to-use cellular therapies that can be transfused into approximately 95% of patients since they are produced from O negative donor blood stem cells.

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Defined life in circulation and convenient dosing as RBCs have a circulating time of approximately 120 days.

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Predictable biodistribution as RBCs normally reside only in the vasculature, the spleen and the liver, and do not otherwise extravasate into other healthy tissues.

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Efficient product engine that provides a consistent product design and discovery approach.

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Scalable and flexible manufacturing with an ability to manufacture up to thousands of doses in bioreactors from a single donor, depending upon the therapeutic application.

Although our RCT product candidates are at a preclinical stage of development and will require substantial resources to demonstrate technical feasibility and establish clinical and regulatory validation, we believe that our RED Platform could provide beneficial treatments for our target indications, many of which have few, if any, effective treatments.

Our universal and proprietary process allows us to generate a wide variety of allogeneic, ready-to-use RCT product candidates through the following steps: (1) obtaining CD34+ hematopoietic precursor cells from the blood of O negative donors; (2) genetically engineering the cells to express biotherapeutic proteins within the cell or on the cell surface of the RCTs; (3) expanding the number of cells and differentiating them into reticulocytes, which are enucleated RBC precursors; and (4) formulating, characterizing and storing doses of the resulting RCT product candidate for later infusion into patients. By modifying only one of our initial manufacturing steps in which we add a gene or genes that encode biotherapeutic proteins within the cell or on the cell surface of RCTs, we are able to rapidly develop new RCTs designed to treat different diseases.

We have invested considerably to scale the process of RCT manufacturing, which we believe will allow for the reliable production of RCT products to support both our development and, eventually, commercial requirements. We have and continue to build a broad portfolio of patent applications, know how, trade secrets, and other intellectual property that covers our platform technologies and product discoveries, the breadth and depth of which is a strategic asset with the potential to provide us with competitive advantages.

Initial therapeutic areas of focus

Based upon the totality of scientific and preclinical work to date, we believe that RCTs have broad potential therapeutic applications. Our initial focus will be advancing RCT product candidates with unique benefits for patients suffering from rare diseases, cancer and autoimmune diseases based on three modalities — cellular shielding, potent cell-cell interaction and tolerance induction.

Select RCT Modalities to Treat Rare Diseases, Cancer and Autoimmune Diseases

•
Rare diseases:  We engineer RCTs that express potent enzymes within the cell for the treatment of patients suffering from rare enzyme deficiency diseases. As they are located within the RCT, these enzymes are shielded from being neutralized by the immune system, thereby allowing the enzymes to degrade and clear the pathogenic metabolites that build up in such diseases. We believe these RCTs may have a longer and sustained treatment duration and could avoid the immune-driven reduction in efficacy and induction of adverse events associated with other therapies.

•
Cancer:  We engineer RCTs for potent cell-cell interaction by expressing hundreds of thousands of copies of one or more proteins on the cellular surface to drive enhanced and synergistic activation of both the adaptive and innate immune systems, as well as to enable treatment localization in the tumor. We believe these RCTs could be transformative therapies for patients with solid and hematological cancers.

•
Autoimmune diseases:  We engineer RCTs that express specific autoimmune disease-causing antigens within the cell or on the cell surface in order to induce immune tolerance. We believe these RCTs could prevent immune damage that causes these diseases.

Our product candidate pipeline

We are building a broad and diverse pipeline of RCT product candidates with an initial focus in rare diseases, cancer and autoimmune diseases. We plan to file an IND for RTX-134 for the treatment of phenylketonuria in the first quarter of 2019 and INDs for additional RCT product candidates during 2019, 2020 and thereafter. Our first product candidates were selected based on: potential to address unmet medical needs; feasibility as determined by our preclinical research and development efforts; potential to rapidly achieve proof-of-concept based on easy-to-measure validated regulatory endpoints; and significant commercial potential.

An overview of our programs and their status is illustrated below:

Our strategy

Our vision is to pioneer the creation of life-changing or life-saving and ready-to-use RCTs for patients with severe diseases. To achieve our vision, we are executing a strategy with the following key elements:

•
Establish RCTs as a new class of medicines, demonstrating their potential across three initial product categories: rare diseases, cancer and autoimmune diseases;

•
Efficiently advance multiple additional RCTs as product categories are validated following positive early proof-of-concept;

•
Pursue accelerated paths to marketing authorization;

•
Build a leading, fully integrated cellular therapy company;

•
Further strengthen our position as the pioneer of RCTs through continuous platform expansion and improvement;

•
Expand patient access to RCTs through strategic partnerships; and

•
Maintain a strong culture, continuously attract new talent and build the world's leading center for red cell biology research and engineering.

Rubius and Flagship Pioneering

Rubius Therapeutics was founded by Flagship Pioneering. Our RED Platform builds upon the research and findings of Flagship Pioneering's VentureLabs innovation team along with the discoveries of academic founders. The biological basis of the platform stemmed from the ability to differentiate donor-derived CD34+ hematopoietic precursor cells into enucleated RBCs with unprecedented efficiency. Flagship

Pioneering's VentureLabs innovation team recognized the potential to develop this approach into an optimal framework for cellular therapies and invented methods to engineer RCTs to express biotherapeutic proteins within the cell or on the cell surface.

Risks associated with our business

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the "Risk factors" section of this prospectus immediately following this prospectus summary. These risks include the following:

•
We have incurred net losses in every year since our inception, we anticipate that we will continue to incur net losses in the future, and we will require additional capital to fund our operations.

•
We have a limited operating history, which may make it difficult to evaluate our technology and product development capabilities and predict our future performance.

•
Our RCT product candidates are based on a new technology, which makes it difficult to predict the time and cost of development and of subsequently obtaining regulatory approval, if at all. Our business is highly dependent on the success of our initial product candidates. All of our product candidates will require significant additional nonclinical and clinical development before we can seek regulatory approval for and launch a product commercially.

•
Positive results from early preclinical studies of our product candidates are not necessarily predictive of the results of later preclinical studies and any future clinical trials of our product candidates. If we cannot replicate the positive results from our earlier preclinical studies of our product candidates in our future clinical trials, we may be unable to successfully develop, obtain regulatory approval for and commercialize our product candidates.

•
Clinical development involves a lengthy and expensive process, with an uncertain outcome. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of any product candidates.

•
The FDA, the EMA and other regulatory authorities may implement additional regulations or restrictions on the development and commercialization of our product candidates, which may be difficult to predict.

•
If we are unable to obtain and maintain patent protection for any product candidates we develop or for our RED Platform, our competitors could develop and commercialize products or technology similar or identical to ours, and our ability to successfully commercialize any product candidates we may develop, and our technology may be adversely affected. Third-party claims of intellectual property infringement may prevent or delay our product commercialization efforts.

•
Our product candidates are uniquely manufactured. If we or any of our third-party manufacturers encounter difficulties in manufacturing our product candidates, our ability to provide supply of our product candidates for clinical trials or our products for patients, if approved, could be delayed or stopped, or we may be unable to maintain a commercially viable cost structure.

•
We are acquiring and establishing our own manufacturing facility and infrastructure in addition to or in lieu of relying on contract manufacturing organizations for the manufacture of our product candidates, which will be costly and time-consuming, and which may not be successful. We do not have experience as a company managing a manufacturing facility, and failure to successfully operate our planned manufacuturing facility could adversely affect our business.

For additional information about the risks we face, please see the section of this prospectus captioned "Risk factors."

Implications of being an emerging growth company

We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, enacted in April 2012. For so long as we remain an emerging growth company, we are permitted and intend to rely on certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

We will remain an emerging growth company until the earlier to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of this offering; (b) in which we have total annual gross revenues of at least $1.07 billion; or (c) in which we are deemed to be a "large accelerated filer," under the rules of the U.S. Securities and Exchange Commission, or SEC, which means the market value of our equity securities that is held by non-affiliates exceeds $700 million as of the prior June 30th; and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected not to "opt out" of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that we either (i) irrevocably elect to "opt out" of such extended transition period or (ii) no longer qualify as an emerging growth company. While we have not made such an irrevocable election, we have not delayed the adoption of any applicable accounting standards.

Company and other information

We were incorporated under the laws of the State of Delaware in 2013. Our principal executive office is located at 325 Vassar Street, Suite 1A, Cambridge, Massachusetts 02139, and our telephone number is (617) 679-9600. Our website address is www.rubiustx.com. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes appearing at the end of this prospectus, "Risk factors" and "Management's discussion and analysis of financial condition and results of operations." Unless otherwise stated, all references to "us," "our," "Rubius Therapeutics," "we," the "company" and similar designations refer to Rubius Therapeutics, Inc. together with its consolidated subsidiary.

The offering

Common stock offered by us	shares
Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full)
Underwriters' option to purchase additional shares	We have granted a 30-day option to the underwriters to purchase up to an aggregate of additional shares of common stock.
Use of proceeds
We estimate that we will receive net proceeds from the sale of shares of our common stock in this offering of approximately $ million, or $ million if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities: to advance RTX-134 through a Phase 1/2a clinical proof-of-concept trial; to advance and expand our research and development pipeline, including early discovery efforts and IND-enabling studies, and to initiate additional proof-of-concept trials in rare diseases, cancer and autoimmune diseases; and for working capital and other general corporate purposes, including the costs of acquiring and establishing the manufacturing facility for which we have entered into a letter of intent. For a more complete description of our intended use of the proceeds from this offering, see "Use of proceeds."
Risk factors	You should carefully read the "Risk factors" section of this prospectus beginning on page 11 for a discussion of factors that you should consider before deciding to invest in our common stock.
Proposed Nasdaq Global Market symbol	"RUBY"

The number of shares of our common stock to be outstanding after this offering is based on 14,997,067 shares of our common stock outstanding as of March 31, 2018 and gives effect to the conversion of all outstanding shares of our preferred stock into an aggregate of 51,845,438 shares of our common stock upon the closing of this offering, and excludes:

•
7,443,885 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2018 under our 2014 Stock Incentive Plan, as amended, or 2014 Plan, at a weighted average exercise price of $2.82 per share;

•
135,567 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2018 to purchase shares of preferred stock that will become warrants to purchase shares of common stock, at a weighted average exercise price of $0.73 per share, in connection with this offering;

•
204,019 shares of common stock available for future issuance as of March 31, 2018 under our 2014 Plan, which will cease to be available for issuance at the time that our 2018 Stock Option and Incentive Plan, or 2018 Plan, becomes effective;

•
              shares of common stock that will become available for future issuance under the 2018 Plan upon the effectiveness of the registration statement of which this prospectus is a part; and

•
              shares of common stock that will become available for future issuance under our 2018 Employee Stock Purchase Plan upon the effectiveness of the registration statement of which this prospectus is a part.

Unless otherwise indicated, all information in this prospectus reflects or assumes the following:

•
the filing of our amended and restated certificate of incorporation effective upon the closing of this offering;

•
the adoption of our amended and restated bylaws, which will become effective on the date on which the registration statement of which this prospectus is part is declared effective;

•
a one-for-              reverse stock split of our common stock effected on                           ;

•
the conversion of all outstanding shares of preferred stock into an aggregate of 51,845,438 shares of common stock upon the closing of this offering;

•
no exercise of outstanding options and warrants after March 31, 2018; and

•
no exercise by the underwriters of their option to purchase up to                  additional shares of common stock in this offering.

Summary consolidated financial data

You should read the following summary consolidated financial data together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the "Selected consolidated financial data" and "Management's discussion and analysis of financial condition and results of operations" sections of this prospectus. We have derived the consolidated statement of operations data for the years ended December 31, 2016 and 2017 from our audited consolidated financial statements appearing at the end of this prospectus. The consolidated statement of operations data for the three months ended March 31, 2017 and 2018 and the consolidated balance sheet data as of March 31, 2018 have been derived from our unaudited consolidated financial statements appearing at the end of this prospectus and have been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial information in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future.

	Year ended December 31,		Three months ended March 31,
	2016	2017	2017	2018

	(in thousands, except per share data)
Consolidated statement of operations data:
Revenue	$—	$—	$—	$—

Operating expenses:
Research and development	8,403	21,226	3,681	9,650
General and administrative	2,449	22,038	1,102	5,797

Total operating expenses	10,852	43,264	4,783	15,447

Loss from operations	(10,852)	(43,264)	(4,783)	(15,447)

Other income (expense):
Change in fair value of preferred stock warrant liability	1	(785)	(24)	(43)
Interest expense	(149)	(309)	(50)	(83)
Interest income and other expense, net	(16)	511	—	318

Total other income (expense), net	(164)	(583)	(74)	192

Net loss	(11,016)	(43,847)	(4,857)	(15,255)
Accretion of Series A redeemable convertible preferred stock to redemption value	(748)	(656)	(376)	—

Net loss attributable to common stockholders	$(11,764)	$(44,503)	$(5,233)	$(15,255)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(1.63)	$(5.55)	$(0.68)	$(1.83)

Weighted average common shares outstanding, basic and diluted(1)	7,201	8,024	7,662	8,355

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1)		$(0.94)		$(0.27)

Pro forma weighted average common shares outstanding, basic and diluted (unaudited)(1)		45,711		55,453

(1)    See Note 13 to our consolidated financial statements appearing at the end of this prospectus for details on the calculation of basic and diluted net loss per share attributable to common stockholders and unaudited basic and diluted pro forma net loss per share attributable to common stockholders.

	As of March 31, 2018
	Actual	Pro forma(2)	Pro forma as adjusted(3)

	(in thousands)
Consolidated balance sheet data:
Cash, cash equivalents and marketable securities	$192,623	$192,623	$
Working capital(1)	182,276	182,276
Total assets	209,730	209,730
Long-term debt, net of discount, including current portion	5,454	5,454
Preferred stock warrant liability	909	—
Convertible preferred stock	240,776	—
Total stockholders' equity (deficit)	(55,526)	186,159

(1)    We define working capital as current assets less current liabilities.

(2)    The pro forma consolidated balance sheet data give effect to (i) the conversion of all outstanding shares of our preferred stock into an aggregate of 51,845,438 shares of common stock upon the closing of this offering and (ii) all outstanding warrants to purchase shares of preferred stock becoming warrants to purchase shares of common stock upon the closing of this offering.

(3)    The pro forma as adjusted balance sheet data give further effect to our issuance and sale of                           shares of our common stock in this offering at an assumed initial public offering price of $              per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $              per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents and marketable securities, working capital, total assets and total stockholders' equity by $               million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents and marketable securities, working capital, total assets and total stockholders' equity by $               million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our consolidated financial statements and the related notes and "Management's discussion and analysis of financial condition and results of operations," before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of our common stock could decline and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Risks related to our business, technology and industry

We have incurred net losses in every year since our inception and anticipate that we will continue to incur net losses in the future.

We are a preclinical-stage biopharmaceutical company with a limited operating history. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval and become commercially viable. We have no products in clinical development or approved for commercial sale and have not generated any revenue from product sales to date, and we continue to incur significant research and development and other expenses related to our ongoing operations. As a result, we are not profitable and have incurred losses in each period since our inception in 2013. For the years ended December 31, 2016 and 2017 and the three months ended March 31, 2018, we reported net losses of $11.0 million, $43.8 million and $15.3 million, respectively. As of March 31, 2018, we had an accumulated deficit of $76.2 million. We expect to continue to incur significant losses for the foreseeable future, and we expect these losses to increase as we continue our research and development of, and seek regulatory approvals for, our product candidates. We anticipate that our expenses will increase substantially if, and as, we:

•
conduct clinical trials for our product candidates;

•
further develop our RED Platform;

•
continue to discover and develop additional product candidates;

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maintain, expand and protect our intellectual property portfolio;

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hire additional clinical, scientific manufacturing and commercial personnel;

•
establish in-house manufacturing capabilities;

•
establish a commercial manufacturing source and secure supply chain capacity sufficient to provide commercial quantities of any product candidates for which we may obtain regulatory approval;

•
acquire or in-license other product candidates and technologies;

•
seek regulatory approvals for any product candidates that successfully complete clinical trials;

•
establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain regulatory approval; and

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add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts, as well as to support our transition to a public company.

To become and remain profitable, we or any potential future collaborator must develop and eventually commercialize products with significant market potential at an adequate profit margin after cost of goods sold and other expenses. This will require us to be successful in a range of challenging activities, including completing preclinical studies and clinical trials, obtaining marketing approval for product candidates, manufacturing, marketing and selling products for which we may obtain marketing approval and satisfying any post-marketing requirements. We may never succeed in any or all of these activities and, even if we do, we may never generate revenue that is significant or large enough to achieve profitability. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations. A decline in the value of our company also could cause you to lose all or part of your investment.

Even if we succeed in commercializing one or more of our product candidates, we will continue to incur substantial research and development and other expenditures to develop and market additional product candidates. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue. Our prior losses and expected future losses have had and will continue to have an adverse effect on our stockholders' equity and working capital.

We will require additional capital to fund our operations and if we fail to obtain necessary financing, we will not be able to complete the development and commercialization of our product candidates.

Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts to conduct further research and development and preclinical or nonclinical testing and studies and clinical trials of our current and future programs, to seek regulatory approvals for our product candidates and to launch and commercialize any products for which we receive regulatory approval, including potentially building our own commercial organization. As of March 31, 2018, we had $192.6 million of cash, cash equivalents and marketable securities. Based on our current operating plan, we believe that the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, will enable us to fund our operating expenses, capital expenditure requirements and debt service payments through                . However, our future capital requirements and the period for which our existing resources will support our operations may vary significantly from what we expect, and we will in any event require additional capital in order to complete clinical development of any of our current programs. Our monthly spending levels will vary based on new and ongoing development and corporate activities. Because the length of time and activities associated with development of our product candidates is highly uncertain, we are unable to estimate the actual funds we will require for development and any approved marketing and commercialization activities. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

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the initiation, progress, timing, costs and results of preclinical or nonclinical testing and studies and clinical trials for our product candidates;

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the clinical development plans we establish for these product candidates;

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the number and characteristics of product candidates that we develop or may in-license;

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the terms of any collaboration agreements we may choose to conclude;

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the outcome, timing and cost of meeting regulatory requirements established by the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, and other comparable foreign regulatory authorities;

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the cost of filing, prosecuting, defending and enforcing our patent claims and other intellectual property rights;

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the cost of defending intellectual property disputes, including patent infringement actions brought by third parties against us or our product candidates;

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the effect of competing technological and market developments;

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the costs of establishing and maintaining a supply chain for the development and manufacture of our product candidates;

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the cost and timing of establishing, expanding and scaling manufacturing capabilities; and

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the cost of establishing sales, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval in regions where we choose to commercialize our products on our own.

We do not have any committed external source of funds or other support for our development efforts and we cannot be certain that additional funding will be available on acceptable terms, or at all. Until we can generate sufficient product or royalty revenue to finance our cash requirements, which we may never do, we expect to finance our future cash needs through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing or distribution arrangements. If we raise additional funds through public or private equity offerings, the terms of these securities may include liquidation or other preferences that adversely affect our stockholders' rights. Further, to the extent that we raise additional capital through the sale of common stock or securities convertible into or exchangeable for common stock, your ownership interest will be diluted. If we raise additional capital through debt financing, we would be subject to fixed payment obligations and may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish certain valuable rights to our product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to us. We also could be required to seek collaborators for one or more of our current or future product candidates at an earlier stage than otherwise would be desirable or relinquish our rights to product candidates or technologies that we otherwise would seek to develop or commercialize ourselves. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our products or product candidates or one or more of our other research and development initiatives. Any of the above events could significantly harm our business, prospects, financial condition and results of operations and cause the price of our common stock to decline.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. The incurrence of indebtedness would result in increased fixed payment obligations and could involve certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product candidates or grant licenses on terms unfavorable to us.

We have a limited operating history, which may make it difficult to evaluate our technology and product development capabilities and predict our future performance.

We are early in our development efforts and we have not initiated clinical trials for any of our product candidates. We were formed in 2013, have no products approved for commercial sale and have not generated any revenue from product sales. Our ability to generate product revenue or profits, which we do not expect will occur for many years, if ever, will depend on the successful development and eventual commercialization of our product candidates, which may never occur. We may never be able to develop or commercialize a marketable product.

All of our programs require additional preclinical research and development, clinical development, regulatory approval in multiple jurisdictions, obtaining manufacturing supply, capacity and expertise, building of a commercial organization, substantial investment and significant marketing efforts before we generate any revenue from product sales. Other programs of ours require additional discovery research and then preclinical development. In addition, our product candidates must be approved for marketing by the FDA or certain other health regulatory agencies, including the EMA, before we may commercialize any product.

Our limited operating history, particularly in light of the rapidly evolving cellular therapeutics field, may make it difficult to evaluate our technology and industry and predict our future performance. Our short history as an operating company makes any assessment of our future success or viability subject to significant uncertainty. We will encounter risks and difficulties frequently experienced by early-stage companies in rapidly evolving fields. If we do not address these risks successfully, our business will suffer. Similarly, we expect that our financial condition and operating results will fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. As a result, our shareholders should not rely upon the results of any quarterly or annual period as an indicator of future operating performance.

In addition, as an early-stage company, we have encountered unforeseen expenses, difficulties, complications, delays and other known and unknown circumstances. As we advance our product candidates, we will need to transition from a company with a research focus to a company capable of supporting clinical development and if successful, commercial activities. We may not be successful in such a transition.

Our business is highly dependent on the success of our initial product candidates targeting rare diseases, cancer and autoimmune diseases. All of our product candidates will require significant additional nonclinical and clinical development before we can seek regulatory approval for and launch a product commercially.

Our business and future success depends on our ability to obtain regulatory approval of and then successfully launch and commercialize our initial product candidates targeting rare diseases, cancer and autoimmune diseases, including RTX-134, RTX-212 and others that may be selected from preclinical programs. We plan to file an investigational new drug application, or IND, for our first product candidate in the first quarter of 2019 and INDs for additional RCT product candidates during 2019, 2020 and thereafter. In particular, RTX-134, as our first planned clinical program, may experience preliminary complications surrounding trial execution, such as complexities surrounding regulatory acceptance of our IND, trial design and establishing trial protocols, patient recruitment and enrollment, quality and supply of clinical doses, safety issues or shorter than expected circulation time of RTX-134 in vivo.

All of our product candidates are in the early stages of development and will require additional nonclinical and clinical development, regulatory review and approval in multiple jurisdictions, substantial investment, access to sufficient commercial manufacturing capacity and significant marketing efforts before we can generate any revenue from product sales. In addition, because RTX-134 is our most advanced product candidate, if RTX-134 encounters safety, efficacy, supply or manufacturing problems, developmental delays, regulatory or commercialization issues or other problems, our development plans and business would be significantly harmed.

The successful development of cellular therapeutics, such as our RCTs, is highly uncertain.

Successful development of cellular therapeutics, such as our RCTs, is highly uncertain and is dependent on numerous factors, many of which are beyond our control. Cellular therapeutics that appear promising in the early phases of development may fail to reach the market for several reasons, including:

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nonclinical or preclinical testing or study results may show our RCTs to be less effective than desired or to have harmful or problematic side effects or toxicities;

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clinical trial results may show our RCTs to be less effective than expected (e.g., a clinical trial could fail to meet its primary endpoint(s)) or to have unacceptable side effects or toxicities;

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clinical trial results may show that the relatively long circulating time of our RCTs, expected to be up to approximately 120 days, compared to other therapeutics may have unacceptable side effects, toxicities or other negative consequences;

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failure to receive the necessary regulatory approvals or a delay in receiving such approvals. Among other things, such delays may be caused by slow enrollment in clinical trials, patients dropping out of trials, length of time to achieve trial endpoints, additional time requirements for data analysis, or biologics license application, or BLA, preparation, discussions with the FDA, an FDA request for additional nonclinical or clinical data, or unexpected safety or manufacturing issues;

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manufacturing costs, formulation issues, pricing or reimbursement issues, or other factors that make our RCT therapies uneconomical; and

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proprietary rights of others and their competing products and technologies that may prevent our RCT therapies from being commercialized.

The length of time necessary to complete clinical trials and to submit an application for marketing approval for a final decision by a regulatory authority may be difficult to predict for cellular therapies, in large part because of the limited regulatory history.

Even if we are successful in obtaining market approval, commercial success of any approved products will also depend in large part on the availability of insurance coverage and adequate reimbursement from third-party payors, including government payors, such as the Medicare and Medicaid programs, and managed care organizations, which may be affected by existing and future healthcare reform measures designed to reduce the cost of healthcare. Third-party payors could require us to conduct additional studies, including post-marketing studies related to the cost-effectiveness of a product, to qualify for reimbursement, which could be costly and divert our resources. If government and other healthcare payors were not to provide adequate insurance coverage and reimbursement levels for one any of our products once approved, market acceptance and commercial success would be reduced.

In addition, if any of our products is approved for marketing, we will be subject to significant regulatory obligations regarding the submission of safety and other post-marketing information and reports and registration, and will need to continue to comply (or ensure that our third-party providers comply) with current good manufacturing practices, or cGMPs, and good clinical practices, or GCPs, for any clinical trials that we conduct post-approval. In addition, there is always the risk that we or a regulatory authority might identify previously unknown problems with a product post-approval, such as adverse events of unanticipated severity or frequency. Compliance with these requirements is costly and any failure to comply or other issues with our product candidates' post-approval could have a material adverse effect on our business, financial condition and results of operations.

Our RCT product candidates are based on a new technology, which makes it difficult to predict the time and cost of development and of subsequently obtaining regulatory approval, if at all.

Our RCT technology is relatively new and no products based on genetically engineered red cells have been approved to date in the United States or the European Union. As such it is difficult to accurately predict the developmental challenges we may incur for our product candidates as they proceed through product discovery or identification, preclinical studies and clinical trials. In addition, because we have not commenced clinical trials, we have not yet been able to assess safety in humans, and there may be short-term or long-term effects from treatment with any product candidates that we develop that we cannot predict at this time. Also, animal models may not exist for some of the diseases we choose to pursue in our programs. Furthermore, cellular therapies, such as our RCT product candidates, have a limited circulating time in animals as they are recognized as foreign by the host animal and therefore cleared by the complement-mediated reticuloendothelial system, which limits the safety and toxicology assessments that we can conduct in preclinical species. As a result of these factors, it is more difficult for us to predict the time and cost of product candidate development, and we cannot predict whether the application of our RED Platform, or any similar or competitive cellular technologies, will result in the identification, development, and regulatory approval of any products. There can be no assurance that any development problems we experience in the future related to our RED Platform or any of our research programs will not cause significant delays or unanticipated costs, or that such development problems can be solved. Any of these factors may prevent us from completing our preclinical studies or any clinical trials that we may initiate or commercializing any product candidates we may develop on a timely or profitable basis, if at all.

The clinical trial requirements of the FDA, the EMA and other regulatory authorities and the criteria these regulators use to determine the safety and efficacy of a product candidate vary substantially according to the type, complexity, novelty and intended use and market of the product candidate. No products based on genetically engineered red cells have been approved to date by regulators. As a result, the regulatory approval process for product candidates such as ours is uncertain and may be more expensive and take longer than the approval process for product candidates based on other, better known or more extensively studied technologies. It is difficult to determine how long it will take or how much it will cost to obtain regulatory approvals for our product candidates in either the United States or the European Union or other regions of the world or how long it will take to commercialize our product candidates. Delay or failure to obtain, or unexpected costs in obtaining, the regulatory approval necessary to bring a potential product candidate to market could decrease our ability to generate sufficient product revenue, and our business, financial condition, results of operations and prospects may be harmed.

The FDA, the EMA and other regulatory authorities may implement additional regulations or restrictions on the development and commercialization of our product candidates, which may be difficult to predict.

The FDA, the EMA and regulatory authorities in other countries have each expressed interest in further regulating biotechnology products, such as cellular therapies. Agencies at both the federal and state level in the United States, as well as the U.S. Congressional committees and other governments or governing agencies, have also expressed interest in further regulating the biotechnology industry. Such action may delay or prevent commercialization of some or all of our product candidates. Adverse developments in clinical trials of cellular therapy products conducted by others may cause the FDA or other oversight bodies to change the requirements for approval of any of our product candidates. Similarly, the EMA governs the development of cellular therapies in the European Union and may issue new guidelines concerning the development and marketing authorization for cellular therapy products and require that we comply with these new guidelines. These regulatory review agencies and committees and the new requirements or guidelines they promulgate may lengthen the regulatory review process, require us to perform additional studies or trials, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of our product candidates or lead to significant post-approval limitations or restrictions. As we advance our product candidates, we will be required to consult with these regulatory agencies and comply with applicable requirements and guidelines. If we fail to do so, we may be required to delay or discontinue development of such product candidates. These additional processes may result in a review and approval process that is longer than we otherwise would have expected. Delays as a result of an increased or lengthier regulatory approval process or further restrictions on the development of our product candidates can be costly and could negatively impact our ability to complete clinical trials and commercialize our current and future product candidates in a timely manner, if at all.

Clinical development involves a lengthy and expensive process, with an uncertain outcome. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of any product candidates.

To obtain the requisite regulatory approvals to commercialize any product candidates, we must demonstrate through extensive preclinical studies and clinical trials that our products are safe and effective in humans. Clinical testing is expensive, difficult to design and implement and can take many years to complete, and its outcome is inherently uncertain. We may be unable to establish clinical endpoints that applicable regulatory authorities would consider clinically meaningful, and a clinical trial can fail at any stage of testing. The outcome of nonclinical studies and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Differences in trial design between early-stage clinical trials and later-stage clinical trials make it difficult to extrapolate the results of earlier clinical trials to later clinical trials. Moreover, nonclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in nonclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products.

Successful completion of clinical trials is a prerequisite to submitting a BLA to the FDA, a Marketing Authorization Application, or MAA, to the EMA, and similar marketing applications to comparable foreign regulatory authorities, for each product candidate and, consequently, the ultimate approval and commercial marketing of any product candidates. We do not know whether any of our clinical trials will begin or be completed on schedule, if at all.

We may experience delays in completing our preclinical or nonclinical testing and studies and initiating or completing clinical trials. We also may experience numerous unforeseen events during, or as a result of, any future clinical trials that we could conduct that could delay or prevent our ability to receive marketing approval or commercialize our product candidates, including:

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we may be unable to generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation of clinical trials;

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regulators or institutional review boards, or IRBs, or ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

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we may experience delays in reaching, or fail to reach, agreement on acceptable terms with prospective trial sites and prospective contract research organizations, or CROs, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

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clinical trials of any product candidates may fail to show safety, purity or potency, or produce negative or inconclusive results and we may decide, or regulators may require us, to conduct additional nonclinical studies or clinical trials or we may decide to abandon product development programs;

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the number of patients required for clinical trials of any product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials or fail to return for post-treatment follow-up at a higher rate than we anticipate;

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we may need to add new or additional clinical trial sites;

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our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, or may deviate from the clinical trial protocol or drop out of the trial, which may require that we add new clinical trial sites or investigators;

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the cost of preclinical or nonclinical testing and studies and clinical trials of any product candidates may be greater than we anticipate or greater than our available financial resources;

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the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate;

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RCTs may circulate longer or shorter in humans than anticipated;

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our product candidates may have undesirable side effects or other unexpected characteristics, causing us or our investigators, regulators or IRBs or ethics committees to suspend or terminate the trials, or reports may arise from preclinical or clinical testing of other therapies for rare diseases, cancer and autoimmune diseases or additional diseases that we target that raise safety or efficacy concerns about our product candidates;

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clinical trials of our product candidates may produce negative or inconclusive results, which may result in our deciding, or regulators requiring us, to conduct additional clinical trials or abandon product development programs; and

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the FDA or other regulatory authorities may require us to submit additional data such as long-term toxicology studies or impose other requirements before permitting us to initiate a clinical trial.

We could also encounter delays if a clinical trial is suspended or terminated by us, the IRBs of the institutions in which such trials are being conducted, or the FDA or other regulatory authorities, or recommended for suspension or termination by the Data Safety Monitoring Board, or DSMB, for such trial. A suspension or termination may be imposed due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product or treatment, failure to establish or achieve clinically meaningful trial endpoints, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates. Further, the FDA or other regulatory authorities may disagree with our clinical trial design and our interpretation of data from clinical trials, or may change the requirements for approval even after they have reviewed and commented on the design for our clinical trials.

Our product development costs will increase if we experience delays in clinical testing or marketing approvals. We do not know whether any of our preclinical or nonclinical testing and studies or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant preclinical or nonclinical testing and studies or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates and may allow our competitors to bring products to market before we do, potentially impairing our ability to successfully commercialize our product candidates and harming our business and results of operations. Any delays in our nonclinical or future clinical development programs may harm our business, financial condition and prospects significantly.

Preclinical development is uncertain. Our preclinical programs may experience delays or may never advance to clinical trials, which would adversely affect our ability to obtain regulatory approvals or commercialize these programs on a timely basis or at all, which would have an adverse effect on our business.

All of product candidates are still in the preclinical stage, and their risk of failure is high. Before we can commence clinical trials for a product candidate, we must complete extensive preclinical testing and studies that support our planned INDs in the United States, or similar applications in other jurisdictions. We cannot be certain of the timely completion or outcome of our preclinical testing and studies and cannot predict if the FDA or other regulatory authorities will accept our proposed clinical programs or if the outcome of our preclinical testing and studies will ultimately support the further development of our programs. As a result, we cannot be sure that we will be able to submit INDs or similar applications for our preclinical programs on the timelines we expect, if at all, and we cannot be sure that submission of INDs or similar applications will result in the FDA or other regulatory authorities allowing clinical trials to begin.

Our planned clinical trials or those of our future collaborators may reveal significant adverse events not seen in our preclinical or nonclinical studies and may result in a safety profile that could inhibit regulatory approval or market acceptance of any of our product candidates.

Before obtaining regulatory approvals for the commercial sale of any products, we must demonstrate through lengthy, complex and expensive preclinical studies and clinical trials that our product candidates are both safe and effective for use in each target indication. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. In addition, initial success in clinical trials may not be indicative of results obtained when such trials are completed. There is typically an extremely high rate of attrition from the failure of product candidates proceeding through clinical trials. Our RCTs are produced from O negative donor blood stem cells and we believe can therefore be used as allogeneic therapies in approximately 95% of patients. However, following repeated dosing some patients may develop antibodies to blood antigens on our RCTs. These antibodies could reduce the efficacy of our RCTs or result in undesirable side effects. Product candidates in later stages of clinical trials also may fail to show the desired safety and efficacy profile despite having progressed through nonclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety issues, notwithstanding promising results in earlier trials. Most product candidates that commence clinical trials are never approved as products and there can be no assurance that any of our current or future clinical trials will ultimately be successful or support further clinical development of any of our product candidates.

We intend to develop RTX-212, and may develop future product candidates, in combination with one or more cancer therapies. The uncertainty resulting from the use of our product candidates in combination with other cancer therapies may make it difficult to accurately predict side effects in future clinical trials.

If significant adverse events or other side effects are observed in any of our current or future clinical trials, we may have difficulty recruiting patients to our clinical trials, patients may drop out of our trials, or we may be required to abandon the trials or our development efforts of one or more product candidates altogether. Although our RCTs are designed to be enucleated, a small percentage may retain a nucleus, which could result in unexpected or undesirable side effects. We, the FDA or other applicable regulatory authorities, or an IRB may suspend clinical trials of a product candidate at any time for various reasons, including a belief that subjects in such trials are being exposed to unacceptable health risks or adverse side effects. Some potential therapeutics developed in the biotechnology industry that initially showed therapeutic promise in early-stage trials have later been found to cause side effects that prevented their further development. Even if the side effects do not preclude the drug from obtaining or maintaining marketing approval, undesirable side effects may inhibit market acceptance of the approved product due to its tolerability versus other therapies. Any of these developments could materially harm our business, financial condition and prospects.

Positive results from early preclinical studies of our product candidates are not necessarily predictive of the results of later preclinical studies and any future clinical trials of our product candidates. If we cannot replicate the positive results from our earlier preclinical studies of our product candidates in our later preclinical studies and future clinical trials, we may be unable to successfully develop, obtain regulatory for and commercialize our product candidates.

Any positive results from our preclinical studies of our product candidates may not necessarily be predictive of the results from required later preclinical studies and clinical trials. Similarly, even if we are able to complete our planned preclinical studies or any future clinical trials of our product candidates according to our current development timeline, the positive results from such preclinical studies and clinical trials of our product candidates may not be replicated in subsequent preclinical studies or clinical trial results.

Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in early-stage development and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, preclinical and other nonclinical findings made while clinical trials were underway, or safety or efficacy observations made in preclinical studies and clinical trials, including previously unreported adverse events. Moreover, preclinical, nonclinical and clinical data are often susceptible to varying interpretations and analyses and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA or EMA approval.

If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons. The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the study until its conclusion. The enrollment of patients depends on many factors, including:

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the severity of the disease under investigation;

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the patient eligibility and exclusion criteria defined in the protocol;

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the size of the patient population required for analysis of the trial's primary endpoints;

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the proximity of patients to trial sites;

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the design of the trial;

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our ability to recruit clinical trial investigators with the appropriate competencies and experience;

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clinicians' and patients' perceptions as to the potential advantages and risks of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating;

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the efforts to facilitate timely enrollment in clinical trials;

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the patient referral practices of physicians;

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the ability to monitor patients adequately during and after treatment;

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our ability to obtain and maintain patient consents; and

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the risk that patients enrolled in clinical trials will drop out of the trials before completion.

Genetically defined diseases generally, and especially those for which our current rare disease product candidates are targeted, have low incidence and prevalence. For example, only 15,000 patients in the United States and a total of 50,000 worldwide have been diagnosed with phenylketonuria, or PKU. This could pose obstacles to the timely recruitment and enrollment of a sufficient number of eligible patients into our proposed clinical and the other risks described above.

In addition, our clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as our product candidates, and this competition will reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Since the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials in such clinical trial site. Moreover, because our product candidates represent a departure from more commonly used methods for our targeted therapeutic areas, potential patients and their doctors may be inclined to use conventional therapies, rather than enroll patients in any future clinical trial.

Delays in patient enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of our product candidates.

Interim top-line and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publish interim top-line or preliminary data from our clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary or top-line data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our research and development activities involve the use of biological and hazardous materials and produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials, which could cause an interruption of our commercialization efforts, research and development efforts and business operations, environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. Although we believe that the safety procedures utilized by our third-party manufacturers for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, we cannot guarantee that this is the case or eliminate the risk of accidental contamination or injury from these materials. In such an event, we may be held liable for any resulting damages and such liability could exceed our resources and state or federal or other applicable authorities may curtail our use of certain materials and/or interrupt our business operations. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance. In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Although we maintain workers' compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials or other work-related injuries, this insurance may not provide adequate coverage against potential liabilities. We do not carry specific biological waste or hazardous waste insurance coverage, workers compensation or property and casualty and general liability insurance policies that include coverage for damages and fines arising from biological or hazardous waste exposure or contamination.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

We face an inherent risk of product liability as a result of testing our product candidates in clinical trials and will face an even greater risk if we commercialize any products. For example, we may be sued if our product candidates cause or are perceived to cause injury or are found to be otherwise unsuitable during clinical trials, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

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inability to bring a product candidate to the market;

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decreased demand for our products;

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injury to our reputation;

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withdrawal of clinical trial participants and inability to continue clinical trials;

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initiation of investigations by regulators;

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costs to defend the related litigation;

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diversion of management's time and our resources;

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substantial monetary awards to trial participants or patients;

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product recalls, withdrawals or labeling, marketing or promotional restrictions;

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loss of revenue;

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exhaustion of any available insurance and our capital resources;

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the inability to commercialize any product candidate; and

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decline in our share price.

Since we have not yet commenced clinical trials, we do not yet hold clinical trial or product liability insurance. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop, alone or with collaborators. If and when coverage is secured, our insurance policies may also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Even if our agreements with any future corporate collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate should any claim arise.

The market opportunities for our product candidates may be limited to those patients who are ineligible for or have failed prior treatments and may be small, and our estimates of the prevalence of our target patient populations may be inaccurate.

Cancer therapies are sometimes characterized as first-line, second-line or third-line, and the FDA often approves new therapies initially only for third-line use. Initial approvals for new cancer therapies are often restricted to later lines of therapy for patients with advanced or metastatic disease, limiting the number of patients who may be eligible for such new therapies, which may include our product candidates.

Our projections of both the number of people who have the diseases we are targeting, as well as the subset of people with these diseases in a position to receive our therapies, if approved, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, input from key opinion leaders, patient foundations, or secondary market research databases, and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these diseases. The number of patients may turn out to be lower than expected. Additionally, the potentially addressable patient population for our product candidates may be limited or may not be amenable to treatment with our product candidates. For instance, we expect our product candidates targeting rare diseases to target the smaller patient populations that suffer from the respective diseases we seek to treat. Even if we obtain significant market share for our product candidates, because certain of the potential target populations are small, we may never achieve profitability without obtaining regulatory approval for additional indications.

We expect to develop RTX-212, and potentially future product candidates, in combination with other therapies, and safety or supply issues with combination-use products may delay or prevent development and approval of our product candidates.

We intend to develop RTX-212, and likely other product candidates, in combination with one or more cancer therapies, both approved and unapproved. Even if any product candidate we develop were to receive marketing approval or be commercialized for use in combination with other existing therapies, we would continue to be subject to the risks that the FDA or similar regulatory authorities outside of the United States could revoke approval of the therapy used in combination with our product candidate or that safety, efficacy, manufacturing or supply issues could arise with these existing therapies. Combination therapies are commonly used for the treatment of cancer, and we would be subject to similar risks if we develop any of our product candidates for use in combination with other drugs or for indications other than cancer. Similarly, if the therapies we use in combination with our product candidates are replaced as the standard of care for the indications we choose for any of our product candidates, the FDA or similar regulatory authorities outside of the United States may require us to conduct additional clinical trials. The occurrence of any of these risks could result in our own products, if approved, being removed from the market or being less successful commercially.

We may also evaluate RTX-212 or any other future product candidates in combination with one or more cancer therapies that have not yet been approved for marketing by the FDA or similar regulatory authorities outside of the United States. We will not be able to market and sell RTX-212 or any product candidate we develop in combination with any such unapproved cancer therapies that do not ultimately obtain marketing approval. The regulations prohibiting the promotion of products for unapproved uses are complex and subject to substantial interpretation by the FDA and other government agencies. In addition, there are additional risks similar to the ones described for our products currently in development and clinical trials that result from the fact that such cancer therapies are unapproved, such as the potential for serious adverse effects, delay in their clinical trials and lack of FDA approval.

If the FDA or similar regulatory authorities outside of the United States do not approve these other drugs or revoke their approval of, or if safety, efficacy, manufacturing, or supply issues arise with, the drugs we choose to evaluate in combination with RTX-212 or any product candidate we develop, we may be unable to obtain approval of or market RTX-212 or any product candidate we develop.

Cellular therapies are a novel approach and negative perception of any product candidates that we develop could adversely affect our ability to conduct our business or obtain regulatory approvals for such product candidates.

Cellular therapies in general, and RCTs in particular, remain novel and unproven therapies, with no genetically engineered red cell therapy approved to date in the United States or the European Union. RCTs may not gain the acceptance of the public or the medical community. For example, CAR-Ts and other cellular therapies have in some cases caused severe side effects and even mortality and their broader use may therefore be limited. Although our RCTs are fundamentally different than these earlier cellular therapies, they may be viewed in the same vein, limiting their market acceptance. Further, with respect to our RTX-212 program the use of potent T cell and NK cell stimulation as a potential treatment for solid or hematological cancers is a recent scientific development and may not become broadly accepted by physicians, patients, hospitals, cancer treatment centers and others in the medical community.

Our success will depend upon physicians who specialize in the treatment of diseases targeted by our product candidates prescribing treatments that involve the use of our product candidates in lieu of, or in addition to, existing treatments with which they are more familiar and for which greater clinical data may be available. Adverse events in clinical trials of our product candidates or in clinical trials of others developing similar products and the resulting publicity, as well as any other adverse events in the field of cellular therapies, could result in a decrease in demand for any product that we may develop. In addition, responses by the U.S., state or foreign governments to negative public perception or ethical concerns may result in new legislation or regulations that could limit our ability to develop or commercialize any product candidates, obtain or maintain regulatory approval or otherwise achieve profitability. More restrictive statutory regimes, government regulations or negative public opinion would have an adverse effect on our business, financial condition, results of operations and prospects and may delay or impair the development and commercialization of our product candidates or demand for any products we may develop.

We face significant competition from other biotechnology and pharmaceutical companies, and our operating results will suffer if we fail to compete effectively.

The biopharmaceutical industry is characterized by intense competition and rapid innovation. Our competitors may be able to develop other compounds, drugs, cellular or gene therapies that are able to achieve similar or better results. Our potential competitors include major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies and universities and other research institutions. Many of our competitors have substantially greater financial, technical and other resources, such as larger research and development staff, experienced marketing and manufacturing organizations and well-established sales forces. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Established pharmaceutical companies may also invest heavily to accelerate discovery and development of novel therapeutics or to in-license novel therapeutics that could make the product candidates that we develop obsolete. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in our competitors. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our competitors, either alone or with collaborative partners, may succeed in developing, acquiring or licensing on an exclusive basis drug, biologic, cellular or gene therapy products that are more effective, safer, more easily commercialized or less costly than our product candidates or may develop proprietary technologies or secure patent protection that we may need for the development of our technologies and products. We believe the key competitive factors that will affect the development and commercial success of our product candidates are efficacy, safety, tolerability, reliability, convenience of use, price and reimbursement.

We anticipate competing with the largest biopharmaceutical companies in the world, such as Novartis AG, Gilead Sciences, Inc., Celgene Corporation, Amgen Inc., F. Hoffman-La Roche AG (Roche), Johnson & Johnson, and Pfizer Inc., which are all currently conducting research in cellular therapies and all of which have greater financial and human resources than we currently have. In addition to these fully integrated biopharmaceutical companies, we also compete with those companies whose products target the same indications as our product candidates. Many third parties compete with us in developing various approaches to cancer therapy. They include pharmaceutical companies, biotechnology companies, academic institutions and other research organizations. Any treatments developed by our competitors could be superior to our RCT product candidates. It is possible that these competitors will succeed in developing technologies that are more effective than our RCTs or that would render our cancer targeted RCTs obsolete or noncompetitive. We anticipate that we will face increased competition in the future as additional companies enter our market and scientific developments surrounding other cancer therapies continue to accelerate.

In addition, we have identified four companies that are leveraging the red blood cell as a platform. Erytech Pharma SA is using hypotonic enzyme loading to create products for use in cancer, rare disease and immunology. There are three other companies that rely on loading proteins into mature red cells: Orphan Technologies Ltd., which is developing a range of products aimed at rare diseases; EryDel SpA, which is in late-stage development of dexamethasone loaded RBCs for the treatment of ataxia telangiectasia; and SQZ Biotechnologies Companies, which is pursuing preclinical applications in cancer, enzyme replacement therapy and immune tolerance. Beyond red blood cell-based competition, there are companies developing engineered enzymes and specializing in rare diseases, such as Aeglea BioTherapeutics, Inc., which has a product candidate in a Phase 1 trial for the treatment of hyperargininemia, and a number of gene therapy companies, such as Alnylam Pharmaceuticals, Inc., that are primarily focused on liver diseases. Homology Medicines, Inc. recently declared that it is in IND-enabling studies with a gene therapy product candidate and expects to initiate a clinical trial in PKU by 2019. Finally, Synlogic, Inc., one of several companies developing engineered probiotic therapeutics to treat inborn errors of metabolism, has a product candidate in a Phase 1 trial for the treatment of urea cycle disorders and a preclinical program for the treatment of PKU.

Even if we obtain regulatory approval to market our product candidates, the availability and price of our competitors' products could limit the demand and the price we are able to charge for our product candidates. We may not be able to implement our business plan if the acceptance of our product candidates is inhibited by price competition or the reluctance of physicians to switch from existing methods of treatment to our product candidates, or if physicians switch to other new drug or biologic products or choose to reserve our product candidates for use in limited circumstances. For additional information regarding our competition, see "Business—Competition."

Even if a product candidate we develop receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

If any product candidate we develop receives marketing approval, whether as a single agent or in combination with other therapies, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors, and others in the medical community. For example, other cancer treatments like chemotherapy, radiation therapy and immunotherapy are well established in the medical community, and doctors may continue to rely on these therapies. If the product candidates we develop do not achieve an adequate level of acceptance, we may not generate significant product revenues and we may not become profitable. The degree of market acceptance of any product candidate, if approved for commercial sale, will depend on a number of factors, including:

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efficacy, safety and potential advantages compared to alternative treatments;

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convenience and ease of administration compared to alternative treatments;

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the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

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public perception of new therapies, including cellular therapies;

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the strength of marketing and distribution support;

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the ability to offer our products, if approved, for sale at competitive prices;

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the ability to obtain sufficient third-party insurance coverage and adequate reimbursement, including with respect to the use of the approved product as a combination therapy;

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adoption of a companion diagnostic and/or complementary diagnostic; and

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the prevalence and severity of any side effects.

We will need to grow the size of our organization, and we may experience difficulties in managing this growth.

As of March 31, 2018, we had 65 full-time employees. As our research, development, manufacturing and commercialization plans and strategies develop, and as we transition into operating as a public company, we expect to need additional managerial, operational, sales, marketing, financial and other personnel. Future growth would impose significant added responsibilities on members of management, including:

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identifying, recruiting, compensating, integrating, maintaining and motivating additional employees;

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managing our internal research and development efforts effectively, including identification of clinical candidates, scaling our manufacturing process and navigating the clinical and FDA review process for our product candidates; and

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improving our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to commercialize our product candidates will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.

We currently rely, and for the foreseeable future will continue to rely, in substantial part on certain organizations, advisors and consultants to provide certain services, including many aspects of regulatory affairs, clinical management and manufacturing. There can be no assurance that the services of these organizations, advisors and consultants will continue to be available to us on a timely basis when needed, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval of our product candidates or otherwise advance our business. There can be no assurance that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, or at all.

If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize our product candidates and, accordingly, may not achieve our research, development and commercialization goals.

If we lose key management personnel, or if we fail to recruit additional highly skilled personnel, our ability to identify and develop new or next generation product candidates will be impaired, could result in loss of markets or market share and could make us less competitive.

Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on our management, scientific and medical personnel, including David R. Epstein, our Chairman, Pablo J. Cagnoni, our Chief Executive Officer, Torben Straight Nissen, our President, Andrew Oh, our Chief Financial Officer, Chris Carpenter, our Chief Medical Officer and Spencer Fisk, our Senior Vice President of Manufacturing. The loss of the services of any of our executive officers, other key employees, and other scientific and medical advisors, and our inability to find suitable replacements could result in delays in product development and harm our business.

We conduct our operations at our facilities in Cambridge, Massachusetts. This region is headquarters to many other biopharmaceutical companies and many academic and research institutions. Competition for skilled personnel in our market is intense and may limit our ability to hire and retain highly qualified personnel on acceptable terms or at all.

To induce valuable employees to remain at our company, in addition to salary and cash incentives, we have provided restricted stock and stock options that vest over time. The value to employees of stock options that vest over time may be significantly affected by movements in our stock price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies. Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us on short notice. Employment of our key employees is at-will, which means that any of our employees could leave our employment at any time, with or without notice. We do not maintain "key man" insurance policies on the lives of these individuals or the lives of any of our other employees. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior managers as well as junior, mid-level and senior scientific and medical personnel.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

Our operations, and those of our CROs, contract manufacturing organizations, or CMOs, and other contractors and consultants, could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or man-made disasters or business interruptions, for which we are predominantly self-insured. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. We rely on third-party manufacturers to produce and process our product candidates on a patient by patient basis. Our ability to obtain clinical supplies of our product candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption.

Regulators globally are also imposing greater monetary fines for privacy violations. For example, in 2016, the European Union adopted a new regulation governing data practices and privacy called the General Data Protection Regulation, or GDPR, which becomes effective on May 25, 2018. The GDPR applies to any company that collects and uses personal data in connection with offering goods or services to individuals in the European Union or the monitoring of their behavior. Non-compliance with the GDPR may result in monetary penalties of up to €20 million or 4% of worldwide revenue, whichever is higher. The GDPR and other changes in laws or regulations associated with the enhanced protection of certain types of personal data, such as healthcare data or other sensitive information, could greatly increase the cost of providing our product candidates, if approved, or even prevent us from offering our product candidates, if approved, in certain jurisdictions.

Our internal computer systems, or those used by our CROs, CMOs or other contractors or consultants, may fail or suffer security breaches.

Despite the implementation of security measures, our internal computer systems and those of our future CROs, CMOs and other contractors and consultants are vulnerable to damage from computer viruses and unauthorized access. While we have not experienced any such material system failure or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we currently rely on third parties for the manufacture of our product candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our product candidates could be delayed.

Our employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of employee fraud or other illegal activity by our employees, independent contractors, consultants, commercial partners and vendors. Misconduct by these parties could include intentional, reckless and/or negligent conduct that fails to comply with the laws of the FDA and other similar foreign regulatory bodies, provide true, complete and accurate information to the FDA and other similar foreign regulatory bodies, comply with manufacturing standards we have established, comply with healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws, or report financial information or data accurately or to disclose unauthorized activities to us. If we obtain FDA approval of any of our product candidates and begin commercializing those products in the United States, our potential exposure under such laws will increase significantly, and our costs associated with compliance with such laws are also likely to increase. These laws may impact, among other things, our current activities with principal investigators and research patients, as well as proposed and future sales, marketing and education programs.

Our relationships with healthcare providers and physicians and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and third-party payors in the United States and elsewhere play a primary role in the recommendation and prescription of pharmaceutical products. Arrangements with third-party payors and customers can expose pharmaceutical manufactures to broadly applicable fraud and abuse and other healthcare laws and regulations, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act, which may constrain the business or financial arrangements and relationships through which such companies sell, market and distribute pharmaceutical products. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials. The applicable federal, state and foreign healthcare laws and regulations laws that may affect our ability to operate include, but are not limited to:

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the federal Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. A person or entity can be found guilty of violating the statute without actual knowledge of the statute or specific intent to violate it. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act, or FCA. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution;

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federal civil and criminal false claims laws and civil monetary penalty laws, including the FCA, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment to, or approval by Medicare, Medicaid, or other federal healthcare programs, knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim or an obligation to pay or transmit money to the federal government, or knowingly concealing or knowingly and improperly avoiding or decreasing or concealing an obligation to pay money to the federal government. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to "cause" the submission of false or fraudulent claims. The FCA also permits a private individual acting as a "whistleblower" to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA without actual knowledge of the statute or specific intent to violate it;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose, among other things, requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses as well as their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys' fees and costs associated with pursuing federal civil actions;

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the federal Physician Payment Sunshine Act, created under the Patient Protection and Affordable Care Act, and its implementing regulations, which require manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children's Health Insurance Program (with certain exceptions) to report annually to the United States Department of Health and Human Services, or HHS, information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members;

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federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and may be broader in scope than their federal equivalents; state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Ensuring business arrangements comply with applicable healthcare laws, as well as responding to possible investigations by government authorities, can be time- and resource-consuming and can divert a company's attention from the business.

The failure to comply with any of these laws or regulatory requirements subjects entities to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, possible exclusion from participation in federal and state funded healthcare programs, contractual damages and the curtailment or restricting of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws. Any action for violation of these laws, even if successfully defended, could cause a pharmaceutical manufacturer to incur significant legal expenses and divert management's attention from the operation of the business. Prohibitions or restrictions on sales or withdrawal of future marketed products could materially affect business in an adverse way.

Effective upon the completion of this offering, we will adopt a code of business conduct and ethics, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent inappropriate conduct may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Efforts to ensure that our business arrangements will comply with applicable healthcare laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations. In addition, the approval and commercialization of any of our product candidates outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

We may not be successful in our efforts to identify additional product candidates. Due to our limited resources and access to capital, we must prioritize development of certain product candidates, which may prove to be wrong and may adversely affect our business.

Although we intend to explore other therapeutic opportunities, in addition to the product candidates that we are currently developing, we may fail to identify viable new product candidates for clinical development for a number of reasons. If we fail to identify additional potential product candidates, our business could be materially harmed.

Research programs to pursue the development of our existing and planned product candidates for additional indications and to identify new product candidates and disease targets require substantial technical, financial and human resources whether or not they are ultimately successful. Our research programs may initially show promise in identifying potential indications and/or product candidates, yet fail to yield results for clinical development for a number of reasons, including:

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the research methodology used may not be successful in identifying potential indications and/or product candidates;

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potential product candidates may, after further study, be shown to have harmful adverse effects or other characteristics that indicate they are unlikely to be effective drugs; or

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it may take greater human and financial resources than we will possess to identify additional therapeutic opportunities for our product candidates or to develop suitable potential product candidates through internal research programs, thereby limiting our ability to develop, diversify and expand our product portfolio.

Because we have limited financial and human resources, we intend to initially focus on research programs and product candidates for a limited set of indications. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential or a greater likelihood of success. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities.

Accordingly, there can be no assurance that we will ever be able to identify additional therapeutic opportunities for our product candidates or to develop suitable potential product candidates through internal research programs, which could materially adversely affect our future growth and prospects. We may focus our efforts and resources on potential product candidates or other potential programs that ultimately prove to be unsuccessful.

If we fail to develop additional product candidates, our commercial opportunity will be limited.

Developing and obtaining regulatory approval for and commercializing any additional product candidates we identify will require substantial additional funding beyond the net proceeds from this offering and is prone to the risks of failure inherent in medical product development. We cannot provide you any assurance that we will be able to successfully advance additional product candidates, if any, through the development process.

Even if we receive FDA approval to market additional product candidates for the treatment of the diseases we target, we cannot assure you that any such product candidates will be successfully commercialized, widely accepted in the marketplace or more effective than other commercially available alternatives. If we are unable to successfully develop and commercialize additional product candidates, our commercial opportunity will be limited. Moreover, a failure in obtaining regulatory approval of additional product candidates may have a negative effect on the approval process of other product candidates of ours or result in losing approval of any approved product candidate.

A variety of risks associated with marketing our product candidates internationally could materially adversely affect our business.

We plan to seek regulatory approval of our product candidates outside of the United States and, accordingly, we expect that we will be subject to additional risks related to operating in foreign countries if we obtain the necessary approvals, including:

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differing regulatory requirements in foreign countries;

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unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

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economic weakness, including inflation, or political instability in particular foreign economies and markets;

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compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

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foreign taxes, including withholding of payroll taxes;

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foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

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difficulties staffing and managing foreign operations;

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workforce uncertainty in countries where labor unrest is more common than in the United States;

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potential liability under the Foreign Corrupt Practices Act, or FCPA, or comparable foreign regulations;

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challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

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production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

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business interruptions resulting from geo-political actions, including war and terrorism.

These and other risks associated with our international operations may materially adversely affect our ability to attain or maintain profitable operations.

We currently have no marketing and sales organization and have no experience in marketing products. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidates, we may not be able to generate product revenue.

We currently have no sales, marketing or distribution capabilities and have no experience in marketing products. We intend to develop an in-house marketing organization and sales force, which will require significant capital expenditures, management resources and time. We will have to compete with other pharmaceutical and biotechnology companies to recruit, hire, train and retain marketing and sales personnel.

In addition to establishing internal sales, marketing and distribution capabilities, we will pursue collaborative arrangements regarding the sales and marketing of our products, however, there can be no assurance that we will be able to establish or maintain such collaborative arrangements, or if we are able to do so, that they will have effective sales forces. Any revenue we receive will depend upon the efforts of such third parties, which may not be successful. We may have little or no control over the marketing and sales efforts of such third parties and our revenue from product sales may be lower than if we had commercialized our product candidates ourselves. We also face competition in our search for third parties to assist us with the sales and marketing efforts of our product candidates.

There can be no assurance that we will be able to develop in-house sales and distribution capabilities or establish or maintain relationships with third-party collaborators to commercialize any product in the United States or overseas.

Comprehensive tax reform legislation could adversely affect our business and financial condition.

On December 22, 2017, President Trump signed into law the Tax Cuts and Jobs Act, or the TCJA, that significantly reforms the Internal Revenue Code of 1986, as amended. The TCJA, among other things, contains significant changes to corporate taxation, including reduction of the corporate tax rate from a top marginal tax rate of 35% to a flat rate of 21%, limitation of the tax deduction for interest expense to 30% of adjusted earnings (except for certain small businesses), limitation of the deduction for net operating losses to 80% of annual taxable income and elimination of net operating loss carrybacks and modifying or repealing many business deductions and credits (including reducing the business tax credit for certain clinical testing expenses incurred in the testing of certain drugs for rare diseases or conditions generally referred to as "orphan drugs"). We continue to examine the impact this tax reform legislation may have on our business. However, the effect of the TCJA on our business, whether adverse or favorable, is uncertain and may not become evident for some period of time. We urge investors to consult with their legal and tax advisers regarding the implications of the TCJA on an investment in our common stock.

Our ability to use net operating losses and research and development credits to offset future taxable income may be subject to certain limitations.

As of December 31, 2017, we had U.S. federal and state net operating loss carryforwards of $38.2 million and $37.9 million, respectively, which begin to expire in 2033 and 2034, respectively. As of December 31, 2017, we also had U.S. federal and state research and development tax credit carryforwards of $0.9 million and $0.4 million, respectively, which begin to expire in 2034 and 2030, respectively. These net operating loss and tax credit carryforwards could expire unused and be unavailable to offset future taxable income or tax liabilities, respectively. In addition, in general, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, and corresponding provisions of state law, a corporation that undergoes an "ownership change" is subject to limitations on its ability to utilize its pre-change net operating loss carryforwards or tax credits, or NOLs or credits, to offset future taxable income or taxes. For these purposes, an ownership change generally occurs where the aggregate stock ownership of one or more stockholders or groups of stockholders who owns at least 5% of a corporation's stock increases its ownership by more than 50 percentage points over its lowest ownership percentage within a specified testing period. Our existing NOLs or credits may be subject to limitations arising from previous ownership changes, and if we undergo an ownership change in connection with or after this offering, our ability to utilize NOLs or credits could be further limited by Sections 382 and 383 of the Code. In addition, future changes in our stock ownership, many of which are outside of our control, could result in an ownership change under Sections 382 and 383 of the Code. Our NOLs or credits may also be impaired under state law. Accordingly, we may not be able to utilize a material portion of our NOLs or credits. Furthermore, our ability to utilize our NOLs or credits is conditioned upon our attaining profitability and generating U. S. federal and state taxable income. As described above under "Risk factors—Risks related to our business, technology and industry," we have incurred significant net losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future; and therefore, we do not know whether or when we will generate the U.S. federal or state taxable income necessary to utilize our NOLs or credits that are subject to limitation by Sections 382 and 383 of the Code. The reduction of the corporate tax rate under the TCJA caused a reduction in the economic benefit of our net operating loss carryforwards and other deferred tax assets available to us. Under the TCJA, net operating loss carryforwards generated after December 31, 2017 will not be subject to expiration.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and stock price.

As widely reported, global credit and financial markets have experienced extreme volatility and disruptions in the past several years, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or do not improve, it may make any necessary debt or equity financing more difficult, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon clinical development plans. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive these difficult economic times, which could directly affect our ability to attain our operating goals on schedule and on budget.

As of March 31, 2018, we had cash, cash equivalents and marketable securities of $192.6 million. While we are not aware of any downgrades, material losses, or other significant deterioration in the fair value of our cash equivalents and marketable securities since March 31, 2018, no assurance can be given that further deterioration of the global credit and financial markets would not negatively impact our current portfolio of cash equivalents or our ability to meet our financing objectives. Furthermore, our stock price may decline due in part to the volatility of the stock market and the general economic downturn.

Risks related to government regulation

We are very early in our development efforts. All of our product candidates are still in preclinical development. If we are unable to advance our product candidates to clinical development, obtain regulatory approval and ultimately commercialize our product candidates or experience significant delays in doing so, our business will be materially harmed.

We are very early in our development efforts, and all of our product candidates are still in preclinical development. We have invested substantially all of our efforts and financial resources in the identification and preclinical development of RCTs, including the development of our initial product candidates, RTX-134, RTX-212, RTX-Uricase/URAT1 and RTX-CBS. Our ability to generate product revenues, which we do not expect will occur for many years, if ever, will depend on the successful development and eventual commercialization of our product candidates, which may never occur. We currently generate no revenue from sales of any products, and we may never be able to develop or commercialize a marketable product. In addition, certain of our product candidate development programs contemplate the development of companion diagnostics, which are assays or tests to identify an appropriate patient population. Companion diagnostics are subject to regulation as medical devices and must themselves be approved for marketing by the FDA or certain other foreign regulatory agencies before we may commercialize our products. The success of our product candidates will depend on several factors, including the following:

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successful completion of preclinical studies;

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approval of INDs for our planned clinical trials or future clinical trials;

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successful enrollment in, and completion of, clinical trials;

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successful development of companion diagnostics for use with certain of our product candidates;

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receipt of regulatory approvals from applicable regulatory authorities;

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establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers for clinical supply and commercial manufacturing;

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obtaining and maintaining patent and trade secret protection or regulatory exclusivity for our product candidates;

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launching commercial sales of our product candidates, if and when approved, whether alone or in collaboration with others;

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acceptance of the product candidates, if and when approved, by patients, the medical community and third-party payors;

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effectively competing with other therapies;

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obtaining and maintaining third-party insurance coverage and adequate reimbursement;

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enforcing and defending intellectual property rights and claims; and

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maintaining a continued acceptable safety profile of the product candidates following approval.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize our product candidates, which would materially harm our business. If we do not receive regulatory approvals for our product candidates, we may not be able to continue our operations.

We may rely on third parties to conduct investigator-sponsored clinical trials of our product candidates. Any failure by a third party to meet its obligations with respect to the clinical development of our product candidates may delay or impair our ability to obtain regulatory approval for other product candidates.

We may rely on academic and private non-academic institutions to conduct and sponsor clinical trials relating to our product candidates. We will not control the design or conduct of the investigator-sponsored trials, and it is possible that the FDA or non-U.S. regulatory authorities will not view these investigator-sponsored trials as providing adequate support for future clinical trials, whether controlled by us or third parties, for any one or more reasons, including elements of the design or execution of the trials or safety concerns or other trial results.

Such arrangements will likely provide us certain information rights with respect to the investigator-sponsored trials, including access to and the ability to use and reference the data, including for our own regulatory filings, resulting from the investigator-sponsored trials. However, we would not have control over the timing and reporting of the data from investigator-sponsored trials, nor would we own the data from the investigator-sponsored trials. If we are unable to confirm or replicate the results from the investigator-sponsored trials or if negative results are obtained, we would likely be further delayed or prevented from advancing further clinical development of our product candidates. Further, if investigators or institutions breach their obligations with respect to the clinical development of our product candidates, or if the data proves to be inadequate compared to the first-hand knowledge we might have gained had the investigator-sponsored trials been sponsored and conducted by us, then our ability to design and conduct any future clinical trials ourselves may be adversely affected.

Additionally, the FDA or non-U.S. regulatory authorities may disagree with the sufficiency of our right of reference to the preclinical, manufacturing or clinical data generated by these investigator-sponsored trials, or our interpretation of preclinical, manufacturing or clinical data from these investigator-sponsored trials. If so, the FDA or other non-U.S. regulatory authorities may require us to obtain and submit additional preclinical, manufacturing, or clinical data before we may initiate our planned trials and/or may not accept such additional data as adequate to initiate our planned trials.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, while a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional nonclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

We may also submit marketing applications in other countries. Regulatory authorities in jurisdictions outside of the United States have requirements for approval of product candidates with which we must comply prior to marketing in those jurisdictions. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.

If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals for our product candidates, we will not be able to commercialize, or will be delayed in commercializing, our product candidates, and our ability to generate revenue will be materially impaired.

Our product candidates and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale, distribution, import and export are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by comparable authorities in other countries. Before we can commercialize any of our product candidates, we must obtain marketing approval. We have not received approval to market any of our product candidates from regulatory authorities in any jurisdiction and it is possible that none of our product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval. We, as a company, have no experience in filing and supporting the applications necessary to gain regulatory approvals and expect to rely on third-party CROs and/or regulatory consultants to assist us in this process. Securing regulatory approval requires the submission of extensive preclinical and clinical data and supporting information to the various regulatory authorities for each therapeutic indication to establish the drug candidate's safety and efficacy.

Securing regulatory approval also requires the submission of information about the drug manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. Our product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use.

The process of obtaining regulatory approvals, both in the United States and abroad, is expensive, may take many years if additional clinical trials are required, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted IND, Premarket Approval, or PMA, BLA or equivalent application types, may cause delays in the approval or rejection of an application. The FDA and comparable authorities in other countries have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. Our product candidates could be delayed in receiving, or fail to receive, regulatory approval for many reasons, including the following:

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the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

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we may be unable to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that a drug candidate is safe and effective for its proposed indication or a related companion diagnostic is suitable to identify appropriate patient populations;

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the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

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we may be unable to demonstrate that a product candidate's clinical and other benefits outweigh its safety risks;

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the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

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the data collected from clinical trials of our product candidates may not be sufficient to support the submission of an BLA or other submission or to obtain regulatory approval in the United States or elsewhere;

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the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

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the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

Of the large number of drugs in development, only a small percentage successfully complete the FDA or foreign regulatory approval processes and are commercialized. The lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market our product candidates, which would significantly harm our business, results of operations and prospects.

We expect the novel nature of our product candidates to create further challenges in obtaining regulatory approval. As a result, our ability to develop product candidates and obtain regulatory approval may be significantly impacted.

For example, the general approach for FDA approval of a new biologic or drug is for sponsors to seek licensure or approval based on dispositive data from well-controlled, Phase 3 clinical trials of the relevant product candidate in the relevant patient population. Phase 3 clinical trials typically involve hundreds of patients, have significant costs and take years to complete. We believe that we may be able to utilize FDA's accelerated approval program for our product candidates given the limited alternatives for treatments for certain rare diseases, cancer and autoimmune diseases, but the FDA may not agree with our plans.

The FDA may also require a panel of experts, referred to as an Advisory Committee, to deliberate on the adequacy of the safety and efficacy data to support approval. The opinion of the Advisory Committee, although not binding, may have a significant impact on our ability to obtain approval of any product candidates that we develop based on the completed clinical trials.

Moreover, approval of genetic or biomarker diagnostic tests may be necessary in order to advance some of our product candidates to clinical trials or potential commercialization. In the future regulatory agencies may require the development and approval of such tests. Accordingly, the regulatory approval pathway for such product candidates may be uncertain, complex, expensive and lengthy, and approval may not be obtained.

In addition, even if we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our products, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.

If we experience delays in obtaining approval or if we fail to obtain approval of our product candidates, the commercial prospects for our product candidates may be harmed and our ability to generate revenues will be materially impaired.

Our product candidates may cause undesirable side effects that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

Undesirable side effects caused by our product candidates could cause us to interrupt, delay or halt preclinical studies or could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other regulatory authorities. While we have not yet initiated clinical trials for any of our product candidates, as is the case with many treatments for rare diseases, cancer and autoimmune diseases, it is likely that there may be side effects associated with their use. Results of our trials could reveal a high and unacceptable severity and prevalence of these or other side effects. In such an event, our trials could be suspended or terminated and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. The treatment-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

Further, clinical trials by their nature utilize a sample of the potential patient population. With a limited number of patients and limited duration of exposure, rare and severe side effects of our product candidates may only be uncovered with a significantly larger number of patients exposed to the product candidate. If our product candidates receive marketing approval and we or others identify undesirable side effects caused by such product candidates (or any other similar drugs) after such approval, a number of potentially significant negative consequences could result, including:

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regulatory authorities may withdraw or limit their approval of such product candidates;

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regulatory authorities may require the addition of labeling statements, such as a "boxed" warning or a contraindication;

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we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;

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we may be required to change the way such product candidates are distributed or administered, conduct additional clinical trials or change the labeling of the product candidates;

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regulatory authorities may require a Risk Evaluation and Mitigation Strategy, or REMS, plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools;

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we may be subject to regulatory investigations and government enforcement actions;

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we may decide to remove such product candidates from the marketplace;

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we could be sued and held liable for injury caused to individuals exposed to or taking our product candidates; and

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our reputation may suffer.

We believe that any of these events could prevent us from achieving or maintaining market acceptance of the affected product candidates and could substantially increase the costs of commercializing our product candidates, if approved, and significantly impact our ability to successfully commercialize our product candidates and generate revenues.

Breakthrough Therapy Designation, Fast Track Designation or Regenerative Medicine Advanced Therapy Designation by the FDA, even if granted for any of our product candidates, may not lead to a faster development, regulatory review or approval process, and it does not increase the likelihood that any of our product candidates will receive marketing approval in the United States.

We may seek a Breakthrough Therapy Designation for some of our product candidates. A breakthrough therapy is defined as a therapy that is intended, alone or in combination with one or more other therapies, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the therapy may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For therapies that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Therapies designated as breakthrough therapies by the FDA may also be eligible for priority review and accelerated approval. Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe one of our product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a Breakthrough Therapy Designation for a product candidate may not result in a faster development process, review or approval compared to therapies considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify as breakthrough therapies, the FDA may later decide that such product candidates no longer meet the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

We may seek Fast Track Designation for some of our product candidates. If a therapy is intended for the treatment of a serious or life-threatening condition and the therapy demonstrates the potential to address unmet medical needs for this condition, the therapy sponsor may apply for Fast Track Designation. The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular product candidate is eligible for this designation; we cannot assure you that the FDA would decide to grant it. Even if we do receive Fast Track Designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw Fast Track Designation if it believes that the designation is no longer supported by data from our clinical development program. Fast Track Designation alone does not guarantee qualification for the FDA's priority review procedures.

We may seek Regenerative Medicine Advanced Therapy, or RMAT, designation for one or more of our product candidates. In 2017, the FDA established the RMAT designation as part of its implementation of the 21st Century Cures Act to expedite review of any drug that meets the following criteria: it qualifies as a RMAT, which is defined as a cell therapy, therapeutic tissue engineering product, human cell and tissue product, or any combination product using such therapies or products, with limited exceptions; it is intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition; and preliminary clinical evidence indicates that the drug has the potential to address unmet medical needs for such a disease or condition. Like Breakthrough Therapy Designation, RMAT designation provides potential benefits that include more frequent meetings with FDA to discuss the development plan for the product candidate, and eligibility for rolling review and priority review. Products granted RMAT designation may also be eligible for accelerated approval on the basis of a surrogate or intermediate endpoint reasonably likely to predict long-term clinical benefit, or reliance upon data obtained from a meaningful number of sites, including through expansion to additional sites. RMAT-designated products that receive accelerated approval may, as appropriate, fulfill their post-approval requirements through the submission of clinical evidence, clinical trials, patient registries, or other sources of real world evidence, such as electronic health records; through the collection of larger confirmatory data sets; or via post-approval monitoring of all patients treated with such therapy prior to approval of the therapy. There is no assurance that we will be able to obtain RMAT designation for any of our product candidates. RMAT designation does not change the FDA's standards for product approval, and there is no assurance that such designation will result in expedited review or approval or that the approved indication will not be narrower than the indication covered by the designation. Additionally RMAT designation can be revoked if the criteria for eligibility cease to be met as clinical data emerges.

We may seek priority review designation for one or more of our other product candidates, but we might not receive such designation, and even if we do, such designation may not lead to a faster development or regulatory review or approval process.

If the FDA determines that a product candidate offers a treatment for a serious condition and, if approved, the product would provide a significant improvement in safety or effectiveness, the FDA may designate the product candidate for priority review. A priority review designation means that the goal for the FDA to review an application is six months, rather than the standard review period of ten months. We may request priority review for our product candidates. The FDA has broad discretion with respect to whether or not to grant priority review status to a product candidate, so even if we believe a particular product candidate is eligible for such designation or status, the FDA may decide not to grant it. Moreover, a priority review designation does not necessarily result in expedited development or regulatory review or approval process or necessarily confer any advantage with respect to approval compared to conventional FDA procedures. Receiving priority review from the FDA does not guarantee approval within the six-month review cycle or at all.

We may fail to obtain and maintain orphan drug designations from the FDA for our current and future product candidates, as applicable.

Our strategy includes filing for orphan drug designation where available for our product candidates. Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug or biologic intended to treat a rare disease or condition, which is defined as one occurring in a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug or biologic will be recovered from sales in the United States. In the United States, orphan drug designation entitles a party to financial incentives, such as opportunities for grant funding toward clinical trial costs, tax advantages and user-fee waivers. In addition, if a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications, including a full new drug application, or NDA, or BLA, to market the same drug or biologic for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or where the original manufacturer is unable to assure sufficient product quantity.

In addition, exclusive marketing rights in the United States may be limited if we seek approval for an indication broader than the orphan-designated indication or may be lost if the FDA later determines that the request for designation was materially defective or if we are unable to assure sufficient quantities of the product to meet the needs of patients with the orphan-designated disease or condition. Further, even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties may receive and be approved for the same condition, and only the first applicant to receive approval will receive the benefits of marketing exclusivity. Even after an orphan-designated product is approved, the FDA can subsequently approve a later drug with the same active moiety for the same condition if the FDA concludes that the later drug is clinically superior if it is shown to be safer, more effective or makes a major contribution to patient care. Orphan drug designation neither shortens the development time or regulatory review time of a drug, nor gives the drug any advantage in the regulatory review or approval process. In addition, while we may seek orphan drug designation for our product candidates, we may never receive such designations.

Even if we receive regulatory approval of any product candidates or therapies, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates.

If any of our product candidates are approved, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, export, import, conduct of post-marketing studies and submission of safety, efficacy and other post-market information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities. In addition, we will be subject to continued compliance with cGMP and GCP requirements for any clinical trials that we conduct post-approval.

Manufacturers and manufacturers' facilities are required to comply with extensive FDA, and comparable foreign regulatory authority requirements, including ensuring that quality control and manufacturing procedures conform to cGMP regulations. As such, we and our contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any BLA, other marketing application, and previous responses to inspection observations. Accordingly, we and others with whom we work must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production and quality control.

Any regulatory approvals that we receive for our product candidates may be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials and surveillance to monitor the safety and efficacy of the product candidate. The FDA may also require a risk evaluation and mitigation strategies, or REMS, program as a condition of approval of our product candidates, which could entail requirements for long-term patient follow-up, a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves our product candidates, we will have to comply with requirements including submissions of safety and other post-marketing information and reports and registration.

The FDA may impose consent decrees or withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with our product candidates, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

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restrictions on the marketing or manufacturing of our products, withdrawal of the product from the market or voluntary or mandatory product recalls;

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fines, warning letters or holds on clinical trials;

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refusal by the FDA to approve pending applications or supplements to approved applications filed by us or suspension or revocation of license approvals;

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product seizure or detention or refusal to permit the import or export of our product candidates; and

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injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising, and promotion of products that are placed on the market. Products may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses and a company that is found to have improperly promoted off-label uses may be subject to significant liability. The policies of the FDA and of other regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained which would adversely affect our business, prospects and ability to achieve or sustain profitability.

We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. For example, certain policies of the current administration may impact our business and industry. Namely, the current administration has taken several executive actions, including the issuance of a number of executive orders, that could impose significant burdens on, or otherwise materially delay, the FDA's ability to engage in routine regulatory and oversight activities, such as implementing statutes through rulemaking, issuance of guidance and review and approval of marketing applications. It is difficult to predict how these executive actions, including any executive orders, will be implemented, and the extent to which they will impact the FDA's ability to exercise its regulatory authority. If these executive actions impose constraints on FDA's ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted.

Healthcare insurance coverage and reimbursement may be limited or unavailable in certain market segments for our product candidates, if approved, which could make it difficult for us to sell any product candidates or therapies profitably.

The success of our product candidates, if approved, depends on the availability of adequate coverage and reimbursement from third-party payors. In addition, because our product candidates represent new approaches to the treatment of the diseases they target, we cannot be sure that coverage and reimbursement will be available for, or accurately estimate the potential revenue from, our product candidates or assure that coverage and reimbursement will be available for any product that we may develop.

Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors are critical to new product acceptance.

Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs and treatments they will cover and the amount of reimbursement. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor's determination that use of a product is:

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a covered benefit under its health plan;

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safe, effective and medically necessary;

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appropriate for the specific patient;

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cost-effective; and

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neither experimental nor investigational.

In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. As a result, obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide to each payor supporting scientific, clinical and cost-effectiveness data for the use of our products on a payor-by-payor basis, with no assurance that coverage and adequate reimbursement will be obtained. Even if we obtain coverage for a given product, the resulting reimbursement payment rates might not be adequate for us to achieve or sustain profitability or may require co-payments that patients find unacceptably high. Additionally, third-party payors may not cover, or provide adequate reimbursement for, long-term follow-up evaluations required following the use of product candidates. Patients are unlikely to use our product candidates unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our product candidates. Because our product candidates may have a higher cost of goods than conventional therapies, and may require long-term follow-up evaluations, the risk that coverage and reimbursement rates may be inadequate for us to achieve profitability may be greater. There is significant uncertainty related to insurance coverage and reimbursement of newly approved products. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for our product candidates.

Payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, the Middle Class Tax Relief and Job Creation Act of 2012 required that the Centers for Medicare & Medicaid Services, the agency responsible for administering the Medicare program, or CMS, reduce the Medicare clinical laboratory fee schedule by 2% in 2013, which served as a base for 2014 and subsequent years. In addition, effective January 1, 2014, CMS also began bundling the Medicare payments for certain laboratory tests ordered while a patient received services in a hospital outpatient setting. Additional state and federal healthcare reform measures are expected to be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for certain pharmaceutical products or additional pricing pressures.

Moreover, increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our product candidates. There has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, cost containment initiatives and additional legislative changes.

Ongoing healthcare legislative and regulatory reform measures may have a material adverse effect on our business and results of operations.

Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in March 2010, the Patient Protection and Affordable Care Act, or the ACA, was passed, which substantially changes the way healthcare is financed by both governmental and private insurers, and significantly impacts the U.S. pharmaceutical industry. The ACA, among other things, subjects biological products to potential competition by lower-cost biosimilars, addresses a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increases the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations, establishes annual fees and taxes on manufacturers of certain branded prescription drugs, and creates a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer's outpatient drugs to be covered under Medicare Part D.

Some of the provisions of the ACA have yet to be fully implemented, while certain provisions have been subject to judicial and Congressional challenges, as well as efforts by the current administration to repeal or replace certain aspects of the ACA.

These laws, and future state and federal healthcare reform measures may be adopted in the future, any of which may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

European Union drug marketing and reimbursement regulations may materially affect our ability to market and receive coverage for our products in the European member states.

We intend to seek approval to market our product candidates in both the United States and in selected foreign jurisdictions. If we obtain approval in one or more foreign jurisdictions for our product candidates, we will be subject to rules and regulations in those jurisdictions. In some foreign countries, particularly those in the European Union, the pricing of pharmaceutical products is subject to governmental control and other market regulations which could put pressure on the pricing and usage of our product candidates. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval of a product candidate. In addition, market acceptance and sales of our product candidates will depend significantly on the availability of adequate coverage and reimbursement from third-party payors for our product candidates and may be affected by existing and future healthcare reform measures.

Much like the Anti-Kickback Statute prohibition in the United States, the provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the European Union. The provision of benefits or advantages to physicians is governed by the national anti-bribery laws of European Union Member States, such as the UK Bribery Act 2010. Infringement of these laws could result in substantial fines and imprisonment.

Payments made to physicians in certain European Union Member States must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician's employer, his or her competent professional organization and/or the regulatory authorities of the individual European Union Member States. These requirements are provided in the national laws, industry codes or professional codes of conduct, applicable in the European Union Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

In addition, in most foreign countries, including the European Economic Area, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. Reference pricing used by various European Union member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. In some countries, we may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of any of our product candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the European Union do not follow price structures of the United States and generally prices tend to be significantly lower. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If pricing is set at unsatisfactory levels or if reimbursement of our products is unavailable or limited in scope or amount, our revenues from sales by us or our strategic partners and the potential profitability of any of our product candidates in those countries would be negatively affected.

European data collection is governed by restrictive regulations governing the use, processing, and cross-border transfer of personal information.

The collection and use of personal health data in the European Union is governed by the provisions of the Data Protection Directive, and as of May 2018 the GDPR. These directives impose several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, notification of data processing obligations to the competent national data protection authorities and the security and confidentiality of the personal data. The Data Protection Directive and GDPR also impose strict rules on the transfer of personal data out of the European Union to the United States. Failure to comply with the requirements of the Data Protection Directive, the GDPR, and the related national data protection laws of the European Union Member States may result in fines and other administrative penalties. The GDPR introduces new data protection requirements in the European Union and substantial fines for breaches of the data protection rules. The GDPR regulations may impose additional responsibility and liability in relation to personal data that we process and we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. This may be onerous and adversely affect our business, financial condition, results of operations and prospects.

Laws and regulations governing any international operations we may have in the future may preclude us from developing, manufacturing and selling certain products outside of the United States and require us to develop and implement costly compliance programs.

If we expand our operations outside of the United States, we must dedicate additional resources to comply with numerous laws and regulations in each jurisdiction in which we plan to operate. The FCPA prohibits any U.S. individual or business from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.

Various laws, regulations and executive orders also restrict the use and dissemination outside of the United States, or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. If we expand our presence outside of the United States, it will require us to dedicate additional resources to comply with these laws, and these laws may preclude us from developing, manufacturing, or selling certain products and product candidates outside of the United States, which could limit our growth potential and increase our development costs.

The failure to comply with laws governing international business practices may result in substantial civil and criminal penalties and suspension or debarment from government contracting. The Securities and Exchange Commission, or SEC, also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA's accounting provisions.

We are subject to certain U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations. We can face serious consequences for violations.

Among other matters, U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations, which are collectively referred to as Trade Laws, prohibit companies and their employees, agents, clinical research organizations, legal counsel, accountants, consultants, contractors, and other partners from authorizing, promising, offering, providing, soliciting, or receiving directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of Trade Laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. We also expect our non-U.S. activities to increase in time. We plan to engage third parties for clinical trials and/or to obtain necessary permits, licenses, patent registrations, and other regulatory approvals and we can be held liable for the corrupt or other illegal activities of our personnel, agents, or partners, even if we do not explicitly authorize or have prior knowledge of such activities.

Risks related to our intellectual property

If we are unable to obtain and maintain patent protection for any product candidates we develop or for our RED Platform, our competitors could develop and commercialize products or technology similar or identical to ours, and our ability to successfully commercialize any product candidates we may develop, and our technology may be adversely affected.

Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our product candidates, RED Platform and other technologies we may develop. We seek to protect our proprietary position by in-licensing intellectual property and filing patent applications in the United States and abroad relating to our product candidates and RED Platform, as well as other technologies that are important to our business. Given that the development of our technology and product candidates is at an early stage, our intellectual property portfolio with respect to certain aspects of our technology and product candidates is also at an early stage. For example, we do not own or in-license any issued patents directed to the composition of matter of any of the RCT product candidates that we have thus far developed using our RED Platform. In addition, we do not own or in-license any issued patents covering the methods and processes of our RED Platform. We have filed or intend to file patent applications on these aspects of our technology and our product candidates; however, there can be no assurance that any such patent applications will issue as granted patents. Furthermore, in some cases, we have only filed provisional patent applications on certain aspects of our technology and product candidates and each of these provisional patent applications is not eligible to become an issued patent until, among other things, we file a non-provisional patent application within 12 months of the filing date of the applicable provisional patent application. Any failure to file a non-provisional patent application within this timeline could cause us to lose the ability to obtain patent protection for the inventions disclosed in the associated provisional patent applications.

Composition of matter patents for biological and pharmaceutical products are generally considered to be the strongest form of intellectual property protection for those types of products, as such patents provide protection without regard to any method of use. We cannot be certain, however, that the claims in our pending patent applications covering the composition of matter of our product candidates will be considered patentable by the United States Patent and Trademark Office, or the USPTO, or by patent offices in foreign countries, or that the claims in any of our issued patents will be considered valid and enforceable by courts in the United States or foreign countries. Furthermore, in some cases, we may not be able to obtain issued claims covering compositions of matter relating to our product candidates and RED Platform, as well as other technologies that are important to our business, and instead may need to rely on filing patent applications with claims covering a method of use and/or method of manufacture. Method of use patents protect the use of a product for the specified method. This type of patent does not prevent a competitor from making and marketing a product that is identical to our product for an indication that is outside the scope of the patented method. Moreover, even if competitors do not actively promote their products for our targeted indications, physicians may prescribe these products "off-label" for those uses that are covered by our method of use patents. Although off-label prescriptions may infringe or contribute to the infringement of method of use patents, the practice is common and such infringement is difficult to prevent or prosecute. There can be no assurance that any such patent applications will issue as granted patents, and even if they do issue, such patent claims may be insufficient to prevent third parties, such as our competitors, from utilizing our technology. Any failure to obtain or maintain patent protection with respect to our product candidates and RED Platform could have a material adverse effect on our business, financial condition, results of operations, and prospects.

If any of our owned or in-licensed patent applications do not issue as patents in any jurisdiction, we may not be able to compete effectively.

Changes in either the patent laws or their interpretation in the United States and other countries may diminish our ability to protect our inventions, obtain, maintain, and enforce our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our owned and licensed patents. With respect to our patent portfolio, as of March of 2018, all of the patent rights that we own or in-license are currently pending patent applications except that we own one issued U.S. patent directed to methods of treating phenylketonuria with RTX-134. With respect to both in-licensed and owned intellectual property, we cannot predict whether the patent applications we and our licensors are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors or other third parties.

The patent prosecution process is expensive, time-consuming, and complex, and we may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patents and patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, contract research organizations, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach such agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. In addition, our ability to obtain and maintain valid and enforceable patents depends on whether the differences between our inventions and the prior art allow our inventions to be patentable over the prior art. Furthermore, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we or our licensors were the first to make the inventions claimed in any of our owned or licensed patents or pending patent applications, or that we or our licensors were the first to file for patent protection of such inventions.

If the scope of any patent protection we obtain is not sufficiently broad, or if we lose any of our patent protection, our ability to prevent our competitors from commercializing similar or identical technology and product candidates would be adversely affected.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. As a result, the issuance, scope, validity, enforceability, and commercial value of our patent rights are highly uncertain. Our owned or in-licensed pending and future patent applications may not result in patents being issued which protect our product candidates, RED Platform technology, or other technologies or which effectively prevent others from commercializing competitive technologies and product candidates.

No consistent policy regarding the scope of claims allowable in patents in the biotechnology field has emerged in the United States. The patent situation outside of the United States is even more uncertain. Changes in either the patent laws or their interpretation in the United States and other countries may diminish our ability to protect our inventions and enforce our intellectual property rights, and more generally could affect the value of our intellectual property. In particular, our ability to stop third parties from making, using, selling, offering to sell, or importing products that infringe our intellectual property will depend in part on our success in obtaining and enforcing patent claims that cover our technology, inventions and improvements. With respect to both licensed and company-owned intellectual property, we cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our products and the methods used to manufacture those products. Moreover, even our issued patents do not guarantee us the right to practice our technology in relation to the commercialization of our products. The area of patent and other intellectual property rights in biotechnology is an evolving one with many risks and uncertainties, and third parties may have blocking patents that could be used to prevent us from commercializing our patented product candidates and practicing our proprietary technology. Our issued patent and those that may issue in the future may be challenged, invalidated, or circumvented, which could limit our ability to stop competitors from marketing related products or limit the length of the term of patent protection that we may have for our product candidates. In addition, the rights granted under any issued patents may not provide us with protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies. For these reasons, we may have competition for our product candidates. Moreover, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any particular product candidate can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

Moreover, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Even if patent applications we own or license issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Any patents that we own or in-license may be challenged, narrowed, circumvented, or invalidated by third parties. Consequently, we do not know whether our product candidates, RED Platform technologies or other technologies will be protectable or remain protected by valid and enforceable patents. Our competitors or other third parties may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner which could materially adversely affect our business, financial condition, results of operations and prospects.

The issuance of a patent is not conclusive as to its inventorship, scope, validity, or enforceability, and patents that we own or license may be challenged in the courts or patent offices in the United States and abroad. We or our licensors may be subject to a third party preissuance submission of prior art to the USPTO or to foreign patent authorities or become involved in opposition, derivation, revocation, reexamination, post-grant and inter partes review, or interference proceedings or other similar proceedings challenging our owned or licensed patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate or render unenforceable, our owned or in-licensed patent rights, allow third parties to commercialize our product candidates, RED Platform technologies or other technologies and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Moreover, we, or one of our licensors, may have to participate in interference proceedings declared by the USPTO to determine priority of invention or in post-grant challenge proceedings, such as oppositions in a foreign patent office, that challenge our or our licensor's priority of invention or other features of patentability with respect to our owned or in-licensed patents and patent applications. Such challenges may result in loss of patent rights, loss of exclusivity, or in patent claims being narrowed, invalidated, or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our product candidates, RED Platform and other technologies. Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us.

In addition, given the amount of time required for the development, testing, and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

We may in the future co-own patent rights relating to future product candidates and our RED Platform with third parties. Some of our in-licensed patent rights are, and may in the future be, co-owned with third parties. In addition, our licensors may co-own the patent rights we in-license with other third parties with whom we do not have a direct relationship. Our exclusive rights to certain of these patent rights are dependent, in part, on inter-institutional or other operating agreements between the joint owners of such patent rights, who are not parties to our license agreements. For example, under our license agreement with the Whitehead Institute for Biomedical Research, or WIBR, as amended (or the WIBR License) we license certain patents rights co-owned by WIBR and Tufts University, or Tufts. Our rights to Tufts' interest in such patent rights depends on an inter-institutional agreement between WIBR and Tufts, pursuant to which WIBR controls the licensing of such patent rights. If our licensors do not have exclusive control of the grant of licenses under any such third-party co-owners' interest in such patent rights or we are otherwise unable to secure such exclusive rights, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our patent rights in order to enforce such patent rights against third parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

Our rights to develop and commercialize our product candidates and RED Platform are subject, in part, to the terms and conditions of licenses granted to us by others.

We rely upon licenses to certain patent rights and proprietary technology from third parties that are important or necessary to the development of our product candidates and RED Platform. For example, under the WIBR License, WIBR grants us an exclusive, worldwide, sublicensable license under three patent families to research, develop, make, and commercialize products and processes covered by such patent rights for all uses. The portfolio of patent rights licensed to us under the WIBR License is directed, in part, to the in vitro production of red blood cells, including the use of the enzyme sortase to conjugate a protein of interest to the cell surface. Patent rights that we in-license may be subject to a reservation of rights by one or more third parties. For example, our in-licensed patent rights from WIBR under the WIBR License were funded in part by the U.S. government. As a result, the U.S. government may have certain rights to such intellectual property. Furthermore, pursuant to a Defense Advanced Research Projects Agency Agreement between WIBR and a global biopharmaceutical company, the biopharmaceutical company funded research resulting in one of the patent families licensed to us under the WIBR License and retained a worldwide, irrevocable, non-exclusive, royalty-free right to use the inventions and technologies covered by this patent family for research and development purposes. See the section titled "Business—Licenses" for additional information.

In addition, subject to the terms of any such license agreements, we do not have the right to control the preparation, filing, prosecution and maintenance, and we may not have the right to control the enforcement, and defense of patents and patent applications covering the technology that we license from third parties. For example, under the WIBR License, WIBR controls prosecution of the patent rights licensed to us, and we control enforcement of the patent rights. We cannot be certain that our in-licensed patent applications (and any patents issuing therefrom) that are controlled by our licensors will be prepared, filed, prosecuted, maintained, enforced, and defended in a manner consistent with the best interests of our business. If our licensors fail to prosecute, maintain, enforce, and defend such patents rights, or lose rights to those patent applications (or any patents issuing therefrom), the rights we have licensed may be reduced or eliminated, our right to develop and commercialize any of our product candidates and RED Platform technologies that are subject of such licensed rights could be adversely affected, and we may not be able to prevent competitors from making, using and selling competing products. Moreover, we cannot be certain that such activities by our licensors have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents or other intellectual property rights. In addition, even where we have the right to control patent prosecution of patents and patent applications we have licensed to and from third parties, we may still be adversely affected or prejudiced by actions or inactions of our licensees, our licensors and their counsel that took place prior to the date upon which we assumed control over patent prosecution.

Some intellectual property may have been discovered through government funded programs and thus may be subject to federal regulations such as "march-in" rights, certain reporting requirements and a preference for U.S.-based companies. Compliance with such regulations may limit our exclusive rights, and limit our ability to contract with non-U.S. manufacturers.

Our in licensed patent rights from WIBR under the WIBR License were funded in part by the U.S. government and are therefore subject to certain federal regulations. When new technologies are developed with U.S. government funding, the U.S. government generally obtains certain rights in any resulting patents, including a non-exclusive license authorizing the U.S. government to use the invention or to have others use the invention on its behalf. The U.S. government's rights may also permit it to disclose the funded inventions and technology to third parties and to exercise march in rights to use or allow third parties to use the technology we have licensed that was developed using U.S. government funding. The U.S. government may exercise its march in rights if it determines that action is necessary because we fail to achieve practical application of the government-funded technology, or because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to U.S. industry. In addition, our rights in such inventions may be subject to certain requirements to manufacture products embodying such inventions in the United States in certain circumstances and if this requirement is not waived. Any exercise by the U.S. government of such rights or by any third party of its reserved rights could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.

If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.

The WIBR License imposes, and we expect our future license agreements will impose, various development, diligence, commercialization, and other obligations on us in order to maintain the licenses. In spite of our efforts, WIBR or a future licensor might conclude that we have materially breached our obligations under such license agreements and seek to terminate the license agreements, thereby removing or limiting our ability to develop and commercialize products and technology covered by these license agreements. If these in-licenses are terminated, or if the underlying patent rights licensed thereunder fail to provide the intended exclusivity, competitors or other third parties would have the freedom to seek regulatory approval of, and to market, products identical to ours and we may be required to cease our development and commercialization of certain of our product candidates or of our current RED Platform technologies. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

Moreover, disputes may arise regarding intellectual property subject to a licensing agreement, including:

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the scope of rights granted under the license agreement and other interpretation-related issues;

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the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

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the sublicensing of patent and other rights under our collaborative development relationships;

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our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

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the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners;

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whether and the extent to which inventors are able to contest the assignment of their rights to our licensors; and

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the priority of invention of patented technology.

The agreements under which we currently license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to continue to utilize our RED Platform or successfully develop and commercialize the affected product candidates, which could have a material adverse effect on our business, financial conditions, results of operations, and prospects.

We may not be able to protect our intellectual property and proprietary rights throughout the world.

Filing, prosecuting, and defending patents on our product candidates, RED Platform technologies and other technologies in all countries throughout the world would be prohibitively expensive, and the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but enforcement is not as strong as that in the United States. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our intellectual property and proprietary rights generally. Proceedings to enforce our intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations, and prospects may be adversely affected.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees, and various other government fees on patents and applications will be due to be paid to the USPTO and various government patent agencies outside of the United States over the lifetime of our owned or licensed patents and applications. In certain circumstances, we rely on our licensing partners to pay these fees due to U.S. and non-U.S. patent agencies. The USPTO and various non-U.S. government agencies require compliance with several procedural, documentary, fee payment, and other similar provisions during the patent application process. We are also dependent on our licensors to take the necessary action to comply with these requirements with respect to our licensed intellectual property. In some cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in a partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market with similar or identical products or technology, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith America Invents Act, or the America Invents Act, enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013, but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we or our licensors were the first to either (i) file any patent application related to our product candidates, RED Platform or other technologies or (ii) invent any of the inventions claimed in our or our licensor's patents or patent applications.

The America Invents Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our owned or in-licensed patent applications and the enforcement or defense of our owned or in-licensed issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

In addition, the patent positions of companies in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our existing patent portfolio and our ability to protect and enforce our intellectual property in the future.

Issued patents covering our product candidates, and any patents that may issue covering our RED Platform technologies and other technologies, could be found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad.

If we or one of our licensors initiated legal proceedings against a third party to enforce a patent covering our product candidates, RED Platform technologies or other technologies, the defendant could counterclaim that such patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may raise claims challenging the validity or enforceability of our owned or in-licensed patents before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in the revocation of, cancellation of, or amendment to our patents in such a way that they no longer cover our product candidates, RED Platform technologies, or other technologies. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we or our licensing partners and the patent examiner were unaware during prosecution. If a third party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates, RED Platform or other technologies. Such a loss of patent protection would have a material adverse impact on our business, financial condition, results of operations, and prospects.

If we do not obtain patent term extension and/or data exclusivity for any product candidates we may develop, our business may be materially harmed.

Depending upon the timing, duration and specifics of any FDA marketing approval of any product candidates we may develop, one or more of our owned or in-licensed U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent term extension of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. Similar extensions as compensation for patent term lost during regulatory review processes are also available in certain foreign countries and territories, such as in Europe under a Supplementary Patent Certificate. However, we may not be granted an extension in the United States and/or foreign countries and territories because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is shorter than what we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations and prospects could be materially harmed.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We or our licensors may be subject to claims that former employees, collaborators or other third parties have an interest in our owned or in-licensed patent rights, trade secrets, or other intellectual property as an inventor or co-inventor. For example, we or our licensors may have inventorship disputes arise from conflicting obligations of employees, consultants or others who are involved in developing our product candidates, RED Platform or other technologies. Litigation may be necessary to defend against these and other claims challenging inventorship or our or our licensors' ownership of our owned or in-licensed patent rights, trade secrets or other intellectual property. If we or our licensors fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our product candidates, RED Platform and other technologies. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for our product candidates, RED Platform and other technologies, we also rely on trade secrets and confidentiality agreements to protect our unpatented know-how, technology, and other proprietary information and to maintain our competitive position. Trade secrets and know-how can be difficult to protect. We expect our trade secrets and know-how to over time be disseminated within the industry through independent development, the publication of journal articles describing the methodology, and the movement of personnel from academic to industry scientific positions.

We currently, and may continue in the future continue to, rely on third parties to assist us in developing and manufacturing our product candidates. Accordingly, we must, at times, share know-how and trade secrets, including those related to our RED Platform, with them. We may in the future also enter into research and development collaborations with third parties that may require us to share know-how and trade secrets under the terms of our research and development partnerships or similar agreements. We seek to protect our know-how, trade secrets and other proprietary technology, in part, by entering into non-disclosure and confidentiality agreements, and including in our vendor and service agreements terms protecting our confidential information, know-how and trade secrets, with parties who have access to such information, such as our employees, scientific collaborators, contract research organizations, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants as well as train our employees not to bring or use proprietary information or technology from former employers to us or in their work, and we remind former employees when they leave their employment of their confidentiality obligations. However, we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. We also seek to preserve the integrity and confidentiality of our data and other confidential information by maintaining physical security of our premises and physical and electronic security of our information technology systems.

Despite our efforts, any of the aforementioned parties may breach the agreements and disclose our proprietary information, including our trade secrets, or there may be a lapses or failures in our physical and electronic security systems which lead to our proprietary information being disclosed, and we may not be able to obtain adequate remedies in the event of any such breaches. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. If any of our scientific advisors, employees, contractors and consultants who are parties to these agreements breaches or violates the terms of any of these agreements, we may not have adequate remedies for any such breach or violation, and we could lose our trade secrets as a result. Moreover, if confidential information that is licensed or disclosed to us by our partners, collaborators, or others is inadvertently disclosed or subject to a breach or violation, we may be exposed to liability to the owner of that confidential information. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position would be materially and adversely harmed.

We may not be successful in obtaining, through acquisitions, in-licenses or otherwise, necessary rights to our product candidates, RED Platform technologies or other technologies.

We currently have rights to certain intellectual property, through licenses from third parties, to develop our product candidates and RED Platform technologies. Some pharmaceutical companies, biotechnology companies, and academic institutions are competing with us in the field of cellular therapeutics and red cell technologies and may have patents and have filed and are likely filing patent applications potentially relevant to our business. In order to avoid infringing these third-party patents, we may find it necessary or prudent to obtain licenses to such patents from such third party intellectual property holders. We may also require licenses from third parties for certain technologies that we are evaluating for use with our current or future product candidates. However, we may be unable to secure such licenses or otherwise acquire or in-license any compositions, methods of use, processes, or other intellectual property rights from third parties that we identify as necessary for our current or future product candidates and our RED Platform at a reasonable cost or on reasonable terms, if at all. The licensing or acquisition of third party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all.

If we are unable to successfully obtain rights to required third party intellectual property rights or maintain the existing intellectual property rights we have, we may be required to expend significant time and resources to redesign our technology, product candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected product candidates or continue to utilize our existing RED Platform technology, which could harm our business, financial condition, results of operations, and prospects significantly.

We may be subject to claims that our employees, consultants, or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Many of our employees, consultants, and advisors are currently or were previously employed at universities or other biotechnology or pharmaceutical companies, including our licensors, competitors and potential competitors. Although we try to ensure that our employees, consultants, and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual's current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Third-party claims of intellectual property infringement, misappropriation or other violation against us, our licensors or our collaborators may prevent or delay the development and commercialization of our product candidates, RED Platform and other technologies.

The field of cellular therapeutics is competitive and dynamic. Due to the focused research and development that is taking place by several companies, including us and our competitors, in this field, the intellectual property landscape is in flux, and it may remain uncertain in the future. As such, there may be significant intellectual property related litigation and proceedings relating to our owned and in-licensed, and other third party, intellectual property and proprietary rights in the future.

Our commercial success depends in part on our, our licensors' and our collaborators' ability to avoid infringing, misappropriating and otherwise violating the patents and other intellectual property rights of third parties. There is a substantial amount of complex litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference, derivation and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. As discussed above, recently, due to changes in U.S. law referred to as patent reform, new procedures including inter partes review and post-grant review have been implemented. As stated above, this reform adds uncertainty to the possibility of challenge to our patents in the future.

Numerous U.S. and foreign issued patents and pending patent applications owned by third parties exist relating to red cell technologies and therapeutic proteins, including enzymes, and in the fields in which we are developing our product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates, RED Platform technologies and other technologies may give rise to claims of infringement of the patent rights of others. We cannot assure you that our product candidates, RED Platform technologies and other technologies that we have developed, are developing or may develop in the future will not infringe existing or future patents owned by third parties. We may not be aware of patents that have already been issued and that a third party, for example, a competitor in the fields in which we are developing our product candidates, RED Platform and other technologies might assert are infringed by our current or future product candidates, RED Platform or other technologies, including claims to compositions, formulations, methods of manufacture or methods of use or treatment that cover our product candidates, RED Platform or other technologies. It is also possible that patents owned by third parties of which we are aware, but which we do not believe are relevant to our product candidates, RED Platform or other technologies, could be found to be infringed by our product candidates, RED Platform or other technologies. In addition, because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our product candidates, RED Platform or other technologies may infringe. We cannot provide any assurances that third-party patents do not exist which might be enforced against our current technology, including our RED Platform technologies, manufacturing methods, product candidates, or future methods or products resulting in either an injunction prohibiting our manufacture or future sales, or, with respect to our future sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties, which could be significant.

Third parties may have patents or obtain patents in the future and claim that the manufacture, use or sale of our product candidates, RED Platform or other technologies infringes upon these patents. We are aware of an issued patent outside the United States that is directed to erythrocytes that comprise exogeneous polypeptides. While we believe that we have reasonable defenses against a claim of infringement, including that certain claims in this patent are invalid, there can be no assurance that we will prevail in any such action by the holder of the patent. In the event that any third party claims that we infringe their patents or that we are otherwise employing their proprietary technology without authorization and initiates litigation against us, even if we believe such claims are without merit, a court of competent jurisdiction could hold that such patents are valid, enforceable and infringed by our product candidates, RED Platform or other technologies. In this case, the holders of such patents may be able to block our ability to commercialize the applicable product candidate or technology unless we obtain a license under the applicable patents, or until such patents expire or are finally determined to be held invalid or unenforceable. Such a license may not be available on commercially reasonable terms or at all. Even if we are able to obtain a license, the license would likely obligate us to pay license fees or royalties or both, and the rights granted to us might be non-exclusive, which could result in our competitors gaining access to the same intellectual property. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, we may be unable to commercialize our product candidates, RED Platform, or other technologies, or such commercialization efforts may be significantly delayed, which could in turn significantly harm our business.

Defense of infringement claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of management and other employee resources from our business, and may impact our reputation. In the event of a successful claim of infringement against us, we may be enjoined from further developing or commercializing our infringing product candidates, RED Platform, or other technologies. In addition, we may have to pay substantial damages, including treble damages and attorneys' fees for willful infringement, obtain one or more licenses from third parties, pay royalties and/or redesign our infringing product candidates or technologies, which may be impossible or require substantial time and monetary expenditure. In that event, we would be unable to further develop and commercialize our product candidates, RED Platform, or other technologies, which could harm our business significantly.

Engaging in litigation to defend against third parties alleging that we have infringed, misappropriated or otherwise violated their patents or other intellectual property rights is very expensive, particularly for a company of our size, and time-consuming. Some of our competitors may be able to sustain the costs of litigation or administrative proceedings more effectively than we can because of greater financial resources. Patent litigation and other proceedings may also absorb significant management time. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings against us could impair our ability to compete in the marketplace. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition or results of operations.

We may become involved in lawsuits to protect or enforce our patents and other intellectual property rights, which could be expensive, time-consuming, and unsuccessful.

Competitors may infringe our patents or the patents of our licensing partners, or we may be required to defend against claims of infringement. In addition, our patents or the patents of our licensing partners also may become involved in inventorship, priority or validity disputes. To counter or defend against such claims can be expensive and time-consuming. In an infringement proceeding, a court may decide that a patent owned or in-licensed by us is invalid or unenforceable, the other party's use of our patented technology falls under the safe harbor to patent infringement under 35 U.S.C. §271(e)(1), or may refuse to stop the other party from using the technology at issue on the grounds that our owned and in-licensed patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our owned or in-licensed patents at risk of being invalidated or interpreted narrowly. Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. If we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, financial condition, results of operations and prospects.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

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others may be able to make products that are similar to our product candidates or utilize similar technology but that are not covered by the claims of the patents that we license or may own;

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we, or our current or future licensors or collaborators, might not have been the first to make the inventions covered by the issued patent or pending patent application that we license or own now or in the future;

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we, or our current or future licensors or collaborators, might not have been the first to file patent applications covering certain of our or their inventions;

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others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or licensed intellectual property rights;

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it is possible that our current or future pending owned or licensed patent applications will not lead to issued patents;

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issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors or other third parties;

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our competitors or other third parties might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

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we may not develop additional proprietary technologies that are patentable;

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the patents of others may harm our business; and

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we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks related to our reliance on third parties

We will rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval of or commercialize any potential product candidates.

We will depend upon third parties, including independent investigators, to conduct our clinical trials under agreements with universities, medical institutions, CROs, strategic partners and others. We expect to have to negotiate budgets and contracts with CROs and trial sites, which may result in delays to our development timelines and increased costs.

We will rely heavily on third parties over the course of our clinical trials, and, as a result, will have limited control over the clinical investigators and limited visibility into their day-to-day activities, including with respect to their compliance with the approved clinical protocol. Nevertheless, we are responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on third parties does not relieve us of our regulatory responsibilities. We and these third parties are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for product candidates in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, clinical investigators and trial sites. If we or any of these third parties fail to comply with applicable GCP requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to suspend or terminate these trials or perform additional nonclinical studies or clinical trials before approving our marketing applications. We cannot be certain that, upon inspection, such regulatory authorities will determine that any of our clinical trials comply with the GCP requirements. In addition, our clinical trials must be conducted with biologic product produced under cGMP, requirements and may require a large number of patients.

Our failure or any failure by these third parties to comply with these regulations or to recruit a sufficient number of patients may require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, our business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

Any third parties conducting our future clinical trials will not be our employees and, except for remedies that may be available to us under our agreements with such third parties, we cannot control whether or not they devote sufficient time and resources to our ongoing nonclinical and clinical programs. These third parties may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other product development activities, which could affect their performance on our behalf. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to complete development of, obtain regulatory approval of or successfully commercialize our product candidates. As a result, our financial results and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenue could be delayed.

If any of our relationships with these third-party CROs or others terminate, we may not be able to enter into arrangements with alternative CROs or other third parties or to do so on commercially reasonable terms. Switching or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO begins work. As a result, delays may occur, which can materially impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

We expect to rely on third parties to manufacture our clinical supply of product candidates, and we intend to rely on third parties to produce and process our products, if approved.

We currently rely on outside vendors to supply raw materials and other important components, such as CD34+ precursor cells and lentiviral vectors, that are used to manufacture our product candidates. We have not yet caused any product candidates to be manufactured or processed on a commercial scale and may not be able to do so for any of our product candidates. We will make changes as we work to optimize the manufacturing process for our product candidates, and we cannot be sure that even minor changes in the process will result in therapies that are safe and effective.

The facilities used to manufacture our product candidates must be approved by the FDA or other foreign regulatory agencies pursuant to inspections that will be conducted after we submit an application to the FDA or other foreign regulatory agencies. We do not currently control the manufacturing process of, and are currently completely dependent on, our contract manufacturing partners for compliance with regulatory requirements, known as cGMP requirements, for manufacture of our product candidates. If and when our manufacturing facility becomes operational, we will be responsible for compliance with cGMP requirements. If we or our contract manufacturers cannot successfully manufacture in conformance with our specifications and the strict regulatory requirements of the FDA or other regulatory authorities, we and they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities with respect to the manufacture of our product candidates. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved.

For more information, see "Risk factors—Risks related to manufacturing and supply" below.

Our future collaborations may be important to our business. If we are unable to maintain any of these collaborations, or if these collaborations are not successful, our business could be adversely affected.

We have limited capabilities for product development and do not yet have any capability for sales, marketing or distribution. Accordingly, we may enter into collaborations with other companies to provide us with important technologies and funding for our programs and technology, and we may receive additional technologies and funding under these and other collaborations in the future. Any future collaborations we enter into, may pose a number of risks, including the following:

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collaborators have significant discretion in determining the efforts and resources that they will apply;

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collaborators may not perform their obligations as expected;

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collaborators may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs or license arrangements based on clinical trial results, changes in the collaborators' strategic focus or available funding, or external factors, such as a strategic transaction that may divert resources or create competing priorities;

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collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

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collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products and product candidates if the collaborators believe that the competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

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product candidates discovered in collaboration with us may be viewed by our collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the commercialization of our product candidates;

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collaborators may fail to comply with applicable regulatory requirements regarding the development, manufacture, distribution or marketing of a product candidate or product;

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collaborators with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of such product or products;

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disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays or terminations of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

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collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

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collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability;

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if a collaborator of ours is involved in a business combination, the collaborator might deemphasize or terminate the development or commercialization of any product candidate licensed to it by us; and

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collaborations may be terminated by the collaborator, and, if terminated, we could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates.

If our potential future collaborations do not result in the successful discovery, development and commercialization of products or if one of our collaborators terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments under the collaboration. If we do not receive the funding we expect under these agreements, our development of our technology and product candidates could be delayed and we may need additional resources to develop product candidates and our technology. All of the risks relating to product development, regulatory approval and commercialization described in this prospectus also apply to the activities of our therapeutic collaborators.

Additionally, if one of our potential future collaborators terminates its agreement with us, we may find it more difficult to attract new collaborators and our perception in the business and financial communities could be adversely affected.

Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. We face significant competition in seeking appropriate collaborators. Our ability to reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator's resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator's evaluation of a number of factors. If we are unable to reach agreements with suitable collaborators on a timely basis, on acceptable terms, or at all, we may have to curtail the development of a product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms, or at all. If we fail to enter into collaborations or do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our product candidates, bring them to market and generate revenue from sales of drugs or continue to develop our technology, and our business may be materially and adversely affected.

Risks related to manufacturing and supply

Cell therapies rely on the availability of specialty raw materials, which may not be available to us on acceptable terms or at all.

Our product candidates require certain specialty raw materials, some of which we obtain from small companies with limited resources and experience to support a commercial product. In addition, those suppliers normally support blood-based hospital businesses and generally do not have the capacity to support commercial products manufactured under cGMP by biopharmaceutical firms. The suppliers may be ill-equipped to support our needs, especially in non-routine circumstances like an FDA inspection or medical crisis, such as widespread contamination. We do not currently have contracts in place with all of the suppliers that we may need at any point in time, and if needed, may not be able to contract with them on acceptable terms or at all. Accordingly, we may experience delays in receiving key raw materials to support clinical or commercial manufacturing.

Our product candidates are uniquely manufactured. If we or any of our third-party manufacturers encounter difficulties in manufacturing our product candidates, our ability to provide supply of our product candidates for clinical trials or our products for patients, if approved, could be delayed or stopped, or we may be unable to maintain a commercially viable cost structure.

The manufacturing process used to produce our product candidates is complex and novel and it has not yet been validated for clinical and commercial production. As a result of these complexities, the cost to manufacture our product candidates is higher than traditional small molecule chemical compounds and monoclonal antibodies and the manufacturing process is less reliable and is more difficult to reproduce. Furthermore, our manufacturing process development and scale-up is at an early stage. The actual cost to manufacture and process our product candidates could be greater than we expect and could materially and adversely affect the commercial viability of our product candidates.

Our manufacturing process may be susceptible to logistical issues associated with the collection of hematopoietic precursor cells from donors procurement of lentiviral vectors and plasmids sourced from various suppliers and shipment to the RCT product candidate manufacturing site as well as shipment of the final product to clinical centers, manufacturing issues associated with interruptions in the manufacturing process, contamination, equipment or reagent failure, improper installation or operation of equipment, vendor or operator error, inconsistency in cell growth, and variability in product characteristics. Even minor deviations from normal manufacturing processes could result in reduced production yields, lot failures, product defects, product recalls, product liability claims and other supply disruptions. If microbial, viral, or other contaminations are discovered in our product candidates or in the manufacturing facilities in which our product candidates are made, production at such manufacturing facilities may be interrupted for an extended period of time to investigate and remedy the contamination. Further, as product candidates are developed through preclinical to late-stage clinical trials toward approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives, and any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials.

Although we continue to optimize our manufacturing process for our RCT product candidates, doing so is a difficult and uncertain task, and there are risks associated with scaling to the level required for advanced clinical trials or commercialization, including, among others, cost overruns, potential problems with process scale-up, process reproducibility, stability issues, lot consistency, and timely availability of reagents and/or raw materials. We ultimately may not be successful in transferring our production system from our contract manufacturer to any manufacturing facilities we establish ourselves, or our contract manufacturer may not have the necessary capabilities to complete the implementation and development process. If we are unable to adequately validate or scale-up the manufacturing process for our product candidates with our current manufacturer, we will need to transfer to another manufacturer and complete the manufacturing validation process, which can be lengthy. If we are able to adequately validate and scale-up the manufacturing process for our product candidates with a contract manufacturer, we will still need to negotiate with such contract manufacturer an agreement for commercial supply and it is not certain we will be able to come to agreement on terms acceptable to us. As a result, we may ultimately be unable to reduce the cost of goods for our product candidates to levels that will allow for an attractive return on investment if and when those product candidates are commercialized.

The manufacturing process for any products that we may develop is subject to the FDA and foreign regulatory authority approval process, and we will need to contract with manufacturers who can meet all applicable FDA and foreign regulatory authority requirements on an ongoing basis. If we or our CMOs are unable to reliably produce products to specifications acceptable to the FDA or other regulatory authorities, we may not obtain or maintain the approvals we need to commercialize such products. Even if we obtain regulatory approval for any of our product candidates, there is no assurance that either we or our CMOs will be able to manufacture the approved product to specifications acceptable to the FDA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product, or to meet potential future demand. Any of these challenges could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates, impair commercialization efforts, increase our cost of goods, and have an adverse effect on our business, financial condition, results of operations and growth prospects. Our future success depends on our ability to manufacture our products on a timely basis with acceptable manufacturing costs, while at the same time maintaining good quality control and complying with applicable regulatory requirements, and an inability to do so could have a material adverse effect on our business, financial condition, and results of operations. In addition, we could incur higher manufacturing costs if manufacturing processes or standards change, and we could need to replace, modify, design, or build and install equipment, all of which would require additional capital expenditures. Specifically, because our product candidates may have a higher cost of goods than conventional therapies, the risk that coverage and reimbursement rates may be inadequate for us to achieve profitability may be greater.

We are planning to acquire and establish our own manufacturing facility and infrastructure in addition to or in lieu of relying on CMOs for the manufacture of our product candidates, which will be costly, time-consuming, and which may not be successful.

We have entered into a letter of intent to purchase a 135,000 square foot manufacturing facility located in the Northeastern United States as an alternative or in addition to our reliance on CMOs for the manufacture of our product candidates. If the purchase is completed, we plan to renovate and customize the manufacturing facility for our use. We expect that development of our own manufacturing facility will provide us with enhanced control of material supply for both clinical trials and commercialization, enable the more rapid implementation of process changes, and allow for better long-term margins. However, we have no experience as a company in developing a manufacturing facility and may never be successful in developing our own manufacturing facility or capability. As a result, we will also need to hire additional personnel to manage our operations and facilities and develop the necessary infrastructure to continue the research and development, and eventual commercialization, if approved, of our product candidates. We, as a company, have no experience in setting up, building or eventually managing a manufacturing facility. If we failed to select the correct location, or if we fail to complete the planned purchase, or fail to complete the planned renovation and customization in an efficient manner, or fail to recruit the required personnel and generally manage our growth effectively, the development and production of our product candidates could be curtailed or delayed. We may establish multiple manufacturing facilities as we expand our commercial footprint to multiple geographies, which may lead to regulatory delays or prove costly. Even if we are successful, our manufacturing capabilities could be affected by cost-overruns, unexpected delays, equipment failures, labor shortages, natural disasters, power failures and numerous other factors that could prevent us from realizing the intended benefits of our manufacturing strategy and have a material adverse effect on our business.

In addition, the FDA, the EMA and other foreign regulatory authorities may require us to submit samples of any lot of any approved product together with the protocols showing the results of applicable tests at any time. Under some circumstances, the FDA, the EMA or other foreign regulatory authorities may require that we not distribute a lot until the relevant agency authorizes its release. Slight deviations in the manufacturing process, including those affecting quality attributes and stability, may result in unacceptable changes in the product that could result in lot failures or product recalls. Lot failures or product recalls could cause us to delay product launches or clinical trials, which could be costly to us and otherwise harm our business, financial condition, results of operations and prospects. Problems in our manufacturing process could restrict our ability to meet market demand for our products.

We also may encounter problems hiring and retaining the experienced scientific, quality-control and manufacturing personnel needed to operate our manufacturing processes, which could result in delays in production or difficulties in maintaining compliance with applicable regulatory requirements.

Any problems in our manufacturing process or facilities could make us a less attractive collaborator for potential partners, including larger pharmaceutical companies and academic research institutions, which could limit our access to additional attractive development programs.

We do not have experience as a company managing a manufacturing facility.

Operating our own manufacturing facility will require significant resources, and we do not have experience as a company in managing a manufacturing facility. In part because of this lack of experience, we cannot be certain that our manufacturing plans will be completed on time, if at all, or if manufacturing of product candidates from our own manufacturing facility for our planned clinical trials will begin or be completed on time, if at all. In part because of our inexperience, we may have unacceptable or inconsistent product quality success rates and yields, and we may be unable to maintain adequate quality control, quality assurance and qualified personnel. In addition, if we switch from our current CMOs to our own manufacturing facility for one or more of our product candidates in the future, we may need to conduct additional preclinical studies to bridge our modified product candidates to earlier versions. Failure to successfully obtain and operate our planned manufacturing facility could adversely affect the commercial viability of our product candidates.

We are dependent on suppliers for some of our components, precursor cells and materials used to manufacture our product candidates.

We currently depend on suppliers for some of the components and precursor cells necessary for our product candidates. We cannot be sure that these suppliers will remain in business, that they will be able to meet our supply needs, or that they will not be purchased by one of our competitors or another company that is not interested in continuing to produce these materials for our intended purpose. There are, in general, relatively few alternative sources of supply for these components and precursor cells. These vendors may be unable or unwilling to meet our future demands for our clinical trials or commercial sale. Establishing additional or replacement suppliers for these components and precursor cells could take a substantial amount of time and it may be difficult to establish replacement suppliers who meet regulatory requirements. Any disruption in supply from a supplier or manufacturing location could lead to supply delays or interruptions which would damage our business, financial condition, results of operations and prospects.

If we are able to find a replacement supplier, the replacement supplier would need to be qualified and may require additional regulatory authority approval, which could result in further delay. While we seek to maintain adequate inventory of the components, precursor cells and other materials used to manufacture our products, any interruption or delay in the supply of components, precursor cells or other materials, or our inability to obtain components, precursor cells or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and cause them to cancel orders.

In addition, as part of the FDA's approval of our product candidates, we will also require FDA approval of the individual components of our process, which include the manufacturing processes and facilities of our suppliers.

Our reliance on these suppliers subjects us to a number of risks that could harm our business, and financial condition, including, among other things:

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interruption of product candidate or commercial supply resulting from modifications to or discontinuation of a supplier's operations;

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delays in product shipments resulting from uncorrected defects, reliability issues, or a supplier's variation in a component;

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a lack of long-term supply arrangements for key components with our suppliers;

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inability to obtain adequate supply in a timely manner, or to obtain adequate supply on commercially reasonable terms;

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difficulty and cost associated with locating and qualifying alternative suppliers for our components and precursor cells in a timely manner;

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production delays related to the evaluation and testing of products from alternative suppliers, and corresponding regulatory qualifications;

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delay in delivery due to our suppliers prioritizing other customer orders over ours; and

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fluctuation in delivery by our suppliers due to changes in demand from us or their other customers.

If any of these risks materialize, our manufacturing costs could significantly increase and our ability to meet clinical and commercial demand for our products could be impacted.

Risks related to our common stock and this offering

We do not know whether an active, liquid and orderly trading market will develop for our common stock or what the market price of our common stock will be and, as a result, it may be difficult for you to sell your shares of our common stock.

Prior to this offering there has been no public market for shares of our common stock. Although we intend to apply for listing of our common stock on The Nasdaq Global Market, an active trading market for our shares may never develop or be sustained following this offering. You may not be able to sell your shares quickly or at the market price if trading in shares of our common stock is not active. The initial public offering price for our common stock will be determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of the common stock after the offering. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price. Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic partnerships or acquire companies or products by using our shares of common stock as consideration.

The price of our stock may be volatile, and you could lose all or part of your investment.

The trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. In addition to the factors discussed in this "Risk factors" section and elsewhere in this prospectus, these factors include:

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the commencement, enrollment or results of our ongoing and planned clinical trials of our product candidates or any future clinical trials we may conduct, or changes in the development status of our product candidates;

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any delay in our regulatory filings for our product candidates and any adverse development or perceived adverse development with respect to the applicable regulatory authority's review of such filings;

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adverse results from or delays in clinical trials of our product candidates;

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our decision to initiate a clinical trial, not to initiate a clinical trial or to terminate an existing clinical trial;

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adverse regulatory decisions, including failure to receive regulatory approval of our product candidates;

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changes in laws or regulations applicable to our products, including but not limited to clinical trial requirements for approvals;

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adverse developments concerning our manufacturers;

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our inability to obtain adequate product supply for any approved product or inability to do so at acceptable prices;

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our inability to establish collaborations, if needed;

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our failure to commercialize our product candidates;

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additions or departures of key scientific or management personnel;

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unanticipated serious safety concerns related to the use of our product candidates;

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introduction of new products or services by our competitors;

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announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

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our ability to effectively manage our growth;

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the size and growth of our initial target markets;

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actual or anticipated variations in quarterly operating results;

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our cash position;

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our failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public;

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publication of research reports about us or our industry, or cellular therapies in particular, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

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changes in the market valuations of similar companies;

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overall performance of the equity markets;

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sales of our common stock by us or our stockholders in the future;

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trading volume of our common stock;

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adoption of new accounting standards;

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ineffectiveness of our internal controls;

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disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

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significant lawsuits, including patent or stockholder litigation;

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general political and economic conditions; and

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other events or factors, many of which are beyond our control.

In addition, the stock market in general, and the market for biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company's securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which would harm our business, operating results or financial condition.

We do not intend to pay dividends on our common stock so any returns will be limited to the value of our stock.

We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited in the foreseeable future to the appreciation of their stock.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Immediately following the completion of this offering, our executive officers, directors and their affiliates and 5% stockholders will beneficially hold, in the aggregate, approximately         % of our outstanding voting stock (assuming no exercise of the underwriters' option to purchase additional shares). Therefore, even after this offering, these stockholders will have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the net tangible book value of your shares.

The initial public offering price will be substantially higher than the pro forma as adjusted net tangible book value per share of our common stock after this offering. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the pro forma as adjusted net tangible book value per share after this offering. As a result, investors purchasing common stock in this offering will incur immediate dilution of $              per share, based on an assumed initial public offering price of $              per share, which is the midpoint of the price range set forth on the cover page of this prospectus, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to this offering and the assumed initial public offering price. Further, investors purchasing common stock in this offering will contribute approximately         % of the total amount invested by stockholders since our inception, but will own only approximately         % of the shares of common stock outstanding after this offering.

This dilution is due to our investors who purchased shares prior to this offering having paid substantially less when they purchased their shares than the price offered to the public in this offering. To the extent outstanding stock options or warrants are exercised, new stock options or warrants are issued, or we issue additional shares of common stock in the future, there will be further dilution to new investors. As a result of the dilution to investors purchasing common stock in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. For a further description of the dilution that you will experience immediately after this offering, see "Dilution."

We are an emerging growth company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, enacted in April 2012. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years following the year in which we complete this offering, although circumstances could cause us to lose that status earlier. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering; (b) in which we have total annual gross revenue of at least $1.07 billion; or (c) in which we are deemed to be a large accelerated filer, which requires the market value of our common stock that is held by non-affiliates to exceed $700 million as of the prior June 30th; and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected not to "opt out" of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that we either (i) irrevocably elect to "opt out" of such extended transition period or (ii) no longer qualify as an emerging growth company. This may make comparison of our financial statements with the financial statements of another public company that is not an emerging growth company, or an emerging growth company that has opted out of using the extended transition period, difficult or impossible because of the potential differences in accounting standards used.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, which will require, among other things, that we file with the Securities and Exchange Commission, or the SEC, annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and The

Nasdaq Global Market to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas, such as "say on pay" and proxy access. Recent legislation permits emerging growth companies to implement many of these requirements over a longer period and up to five years from the pricing of this offering. We intend to take advantage of this new legislation but cannot guarantee that we will not be required to implement these requirements sooner than budgeted or planned and thereby incur unexpected expenses. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. The increased costs will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Sales of a substantial number of shares of our common stock by our existing stockholders in the public market could cause our stock price to fall.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based on shares of common stock outstanding as of March 31, 2018, upon the closing of this offering we will have outstanding a total of                       shares of common stock. Of these shares, only the shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters' option to purchase additional shares, will be freely tradable without restriction in the public market immediately following this offering.

The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus, subject to earlier release of all or a portion of the shares subject to such agreements by the representatives of the underwriters in their sole discretion. After the lock-up agreements expire, based upon the number of shares of common stock, on an as-converted basis, outstanding as of March 31, 2018, up to an additional                       shares of common stock will be eligible for sale in the public market. Approximately         % of these additional shares are held by directors, executive officers and other affiliates and will be subject to certain limitations of Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

In addition, shares of common stock that are either subject to outstanding options or reserved for future issuance under our existing equity compensation plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline. Additionally, the number of shares of our common stock reserved for issuance under our 2018 Stock Option and Incentive Plan will automatically increase on January 1, 2019 and each January 1 thereafter by         % of the number of shares of common stock outstanding on the immediately preceding December 31 or such lesser number of shares determined by our compensation committee. Unless our board of directors elects not to increase the number of shares available for future grant each year, our stockholders may experience additional dilution.

After this offering, the holders of                       shares of our common stock as of March 31, 2018 will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the 180-day lock-up agreements described above. See "Description of capital stock—Registration rights." Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

We have broad discretion in the use of our existing cash, cash equivalents and marketable securities and the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of our existing cash, cash equivalents and marketable securities and the net proceeds from this offering, including for any of the purposes described in the section entitled "Use of proceeds," and you will not have the opportunity as part of your investment decision to assess whether such proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of our existing cash, cash equivalents and marketable securities and the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our existing cash, cash equivalents and marketable securities and the net proceeds from this offering in ways that ultimately increase the value of your investment. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or our guidance.

Our quarterly and annual operating results may fluctuate significantly in the future, which makes it difficult for us to predict our future operating results. From time to time, we may enter into license or collaboration agreements with other companies that include development funding and significant upfront and milestone payments and/or royalties, which may become an important source of our revenue. Accordingly, our revenue may depend on development funding and the achievement of development and clinical milestones under current and any potential future license and collaboration agreements and sales of our products, if approved. These upfront and milestone payments may vary significantly from period to period and any such variance could cause a significant fluctuation in our operating results from one period to the next.

In addition, we measure compensation cost for stock-based awards made to employees, directors and non-employee consultants based on the fair value of the award on either the grant date or service completion date, and we recognize the cost as an expense over the recipient's service period. Because the variables that we use as a basis for valuing stock-based awards change over time, including our underlying stock price and stock price volatility, the magnitude of the expense that we must recognize may vary significantly.

Furthermore, our operating results may fluctuate due to a variety of other factors, many of which are outside of our control and may be difficult to predict, including the following:

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the timing and cost of, and level of investment in, research and development activities relating to our current and any future product candidates, which will change from time to time;

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our ability to enroll patients in clinical trials and the timing of enrollment;

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the cost of manufacturing our current and any future product candidates, which may vary depending on FDA guidelines and requirements, the quantity of production and the terms of our agreements with manufacturers;

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expenditures that we may incur to acquire or develop additional product candidates and technologies;

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the timing and outcomes of clinical trials for our current product candidates and any other future product candidates or competing product candidates;

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competition from existing and potential future products that compete with our current product candidates and any other future product candidates, and changes in the competitive landscape of our industry, including consolidation among our competitors or partners;

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any delays in regulatory review or approval of our current product candidates or any other future product candidates;

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the level of demand for our current product candidates and any other future product candidates, if approved, which may fluctuate significantly and be difficult to predict;

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the risk/benefit profile, cost and reimbursement policies with respect to our products candidates, if approved, and existing and potential future products that compete with our current product candidates and any other future product candidates;

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our ability to commercialize our current product candidates and any other future product candidates, if approved, inside and outside of the United States, either independently or working with third parties;

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our ability to adequately support future growth;

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potential unforeseen business disruptions that increase our costs or expenses;

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future accounting pronouncements or changes in our accounting policies; and

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the changing and volatile global economic environment.

The cumulative effect of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated revenue and/or earnings guidance we may provide.

Anti-takeover provisions under our charter documents and Delaware law could delay or prevent a change of control which could limit the market price of our common stock and may prevent or frustrate attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation and amended and restated bylaws, which are to become effective at or prior to the closing of this offering, contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions include:

•
a board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;

•
a prohibition on stockholder action through written consent, which requires that all stockholder actions be taken at a meeting of our stockholders;

•
a requirement that special meetings of stockholders be called only by the chairman of the board of directors, the chief executive officer, or by a majority of the total number of authorized directors;

•
advance notice requirements for stockholder proposals and nominations for election to our board of directors;

•
a requirement that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of all outstanding shares of our voting stock then entitled to vote in the election of directors;

•
a requirement of approval of not less than two-thirds of all outstanding shares of our voting stock to amend any bylaws by stockholder action or to amend specific provisions of our certificate of incorporation; and

•
the authority of the board of directors to issue preferred stock on terms determined by the board of directors without stockholder approval and which preferred stock may include rights superior to the rights of the holders of common stock.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporate Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These anti-takeover provisions and other provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer or proxy contest involving our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Our amended and restated certificate of incorporation will designate specific courts as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our amended and restated certificate of incorporation, as will be in effect upon the completion of this offering, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders; (3) any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware or our certificate of incorporation or bylaws; (4) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws; or (5) any action asserting a claim governed by the internal affairs doctrine. Our amended and restated certificate of incorporation will further provide that, unless we consent in writing to the selection of an alternative forum, the United States District Court for the District of Massachusetts will be the exclusive forum for any private action asserting violations by us or any of our directors or officers of the Securities Act or the Exchange Act, or the rules and regulations promulgated thereunder, and of all suits in equity and actions at law brought to enforce any liability or duty created by those statutes or the rules and regulations under such statutes. The forum selection clauses in our amended and restated certificate of incorporation may limit our stockholders' ability to obtain a favorable judicial forum for disputes with us.

Special note regarding forward-looking statements

This prospectus contains forward-looking statements that are based on management's beliefs and assumptions and on information currently available to management. Some of the statements in the section captioned "Prospectus summary," "Risk factors," "Management's discussion and analysis of financial condition and results of operations," "Business" and elsewhere in this prospectus contain forward-looking statements. In some cases, you can identify forward-looking statements by the following words: "may," "will," "could," "would," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "project," "potential," "continue," "ongoing" or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this prospectus include, but are not limited to, statements about:

•
the success, cost and timing of our product development activities and clinical trials, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, and our research and development programs;

•
our ability to advance any product candidate into or successfully complete any clinical trial;

•
our ability or the potential to successfully manufacture our product candidates for clinical trials or for commercial use, if approved;

•
the potential for our identified research priorities to advance our technologies;

•
our ability to maintain regulatory approval, if obtained, of any of our current or future product candidates, and any related restrictions, limitations and/or warnings in the label of an approved product candidate;

•
the ability to license additional intellectual property relating to our product candidates and to comply with our existing license agreements;

•
our ability to commercialize our products in light of the intellectual property rights of others;

•
developments relating to cellular therapies, including red blood cell therapies;

•
the success of competing therapies that are or become available;

•
our ability to obtain funding for our operations, including funding necessary to complete further development and commercialization of our product candidates;

•
the commercialization of our product candidates, if approved;

•
our plans to research, develop and commercialize our product candidates;

•
our ability to attract collaborators with development, regulatory and commercialization expertise;

•
future agreements with third parties in connection with the commercialization of our product candidates and any other approved product;

•
the size and growth potential of the markets for our product candidates, and our ability to serve those markets;

•
the rate and degree of market acceptance of our product candidates;

•
regulatory developments in the United States and foreign countries;

•
our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;

•
our ability to attract and retain key scientific or management personnel;

•
the accuracy of our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•
the impact of laws and regulations; and

•
our expectations regarding our ability to obtain and maintain intellectual property protection for our product candidates.

In addition, you should refer to the "Risk factors" section of this prospectus for a discussion of other important factors that may cause actual results to differ materially from those expressed or implied by the forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, governmental publications, reports by market research firms or other independent sources that we believe to be reliable sources. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We are responsible for all of the disclosure contained in this prospectus, and we believe these industry publications and third-party research, surveys and studies are reliable. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed under the section entitled "Risk factors" and elsewhere in this prospectus. Some data are also based on our good faith estimates.

Use of proceeds

We estimate that the net proceeds to us from the sale of the shares of our common stock in this offering will be approximately $               million, or approximately $               million if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price of $              per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $              per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $               million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $               million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the initial public offering price or the number of shares by these amounts would have a material effect on our uses of the proceeds from this offering, although it may accelerate the time at which we will need to seek additional capital.

We intend to use the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, as follows:

•
approximately $               million to advance RTX-134 through a Phase 1/2a clinical proof-of-concept trial;

•
approximately $               million to advance and expand our research and development pipeline, including early discovery efforts and IND-enabling studies, and to initiate additional proof-of-concept trials in rare diseases, cancer and autoimmune diseases; and

•
the remaining proceeds for working capital and other general corporate purposes, including the costs of acquiring and establishing the manufacturing facility for which we have entered into a letter of intent.

Based on our current plans, we believe the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, will enable us to fund our operating expenses, capital expenditure requirements and debt service payments through              .

We cannot specify with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering. Due to uncertainties inherent in the product development process, it is difficult to estimate the exact amounts of the net proceeds that will be used for any particular purpose. We may use our existing cash, cash equivalents and marketable securities to fund our operations, any of which may alter the amount of net proceeds used for a particular purpose. In addition, the amount, allocation and timing of our actual expenditures will depend upon numerous factors, including the results of our research and development efforts, the timing and success of clinical trials and the timing of regulatory submissions. Accordingly, we will have broad discretion in using these proceeds. Pending their uses, we plan to invest the net proceeds from this offering in short- and immediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

The expected net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, will not be sufficient for us to fund any of our product candidates through regulatory approval, and we will need to raise additional capital to complete the development and commercialization of our product candidates. We expect to finance our cash needs through a combination of equity offerings, debt financings and potential collaborations, license and development agreements. We could expend our available capital resources at a rate greater than we currently expect.

Dividend policy

We have never declared or paid any cash dividends on our common stock or any other securities. We anticipate that we will retain all available funds and any future earnings, if any, for use in the operation of our business and do not anticipate paying cash dividends in the foreseeable future. In addition, pursuant to our loan and security agreement with Pacific Western Bank, or PWB, we are prohibited from paying cash dividends without the prior written consent of PWB and future debt instruments may materially restrict our ability to pay dividends on our common stock. Payment of future cash dividends, if any, will be at the discretion of the board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, the requirements of then-existing debt instruments and other factors the board of directors deems relevant.

Capitalization

The following table sets forth our cash, cash equivalents and marketable securities and our capitalization as of March 31, 2018:

•
on an actual basis;

•
on a pro forma basis to give effect to (i) the conversion of all outstanding shares of our preferred stock into an aggregate of 51,845,438 shares of common stock upon the closing of this offering, (ii) all outstanding warrants to purchase shares of preferred stock becoming warrants to purchase shares of common stock upon the closing of this offering and (iii) the filing and effectiveness of our amended and restated certificate of incorporation; and

•
on a pro forma as adjusted basis to give further effect to our issuance and sale of                           shares of our common stock in this offering at an assumed initial public offering price of $              per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information below is illustrative only, and our capitalization following the closing of this offering will change based on the actual initial public offering price and other terms of this offering determined at pricing. You should read the information in this table together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the "Selected consolidated financial data" and "Management's discussion and analysis of financial condition and results of operations" sections of this prospectus.

	As of March 31, 2018
	Actual	Pro forma	Pro forma as adjusted

	(In thousands, except share and per share data)
Cash, cash equivalents and marketable securities	$192,623	$192,623	$

Preferred stock warrant liability	$909	$—	$

Long-term debt, net of discount, including current portion	5,454	5,454

Convertible preferred stock (Series A, B and C), $0.001 par value; 51,981,005 shares authorized, 51,845,438 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	240,776	—

Stockholders' equity (deficit):
Preferred stock, $0.001 par value; no shares authorized, issued or outstanding, actual; shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—	—
Common stock, $0.001 par value; 75,000,000 shares authorized, 14,997,067 shares issued and outstanding, actual; shares authorized, 66,842,505 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	15	67
Additional paid-in capital	20,738	262,371
Accumulated other comprehensive loss	(45)	(45)
Accumulated deficit	(76,234)	(76,234)

Total stockholders' equity (deficit)	(55,526)	186,159

Total capitalization	$191,613	$191,613	$

A $1.00 increase (decrease) in the assumed initial public offering price of $              per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents and marketable securities, additional paid-in capital, total stockholders' equity and total capitalization by $               million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents and marketable securities, additional paid-in capital, total stockholders' equity and total capitalization by $               million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The table above does not include:

•
7,443,885 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2018 under our 2014 Stock Incentive Plan, as amended, or 2014 Plan, at a weighted average exercise price of $2.82 per share (which does not include options to purchase an aggregate

  of                shares of common stock, at a weighted average exercise price of $              per share, that were granted subsequent to March 31, 2018);

•
135,567 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2018 to purchase shares of preferred stock that will become warrants to purchase shares of common stock, at a weighted average exercise price of $0.73 per share, in connection with this offering;

•
204,019 shares of common stock available for future issuance as of March 31, 2018 under our 2014 Plan, which will cease to be available for issuance at the time that our 2018 Stock Option and Incentive Plan, or 2018 Plan, becomes effective;

•
                shares of common stock that will become available for future issuance under our 2018 Plan upon the effectiveness of the registration statement of which this prospectus is a part; and

•
                shares of common stock that will become available for future issuance under our 2018 Employee Stock Purchase Plan upon the effectiveness of the registration statement of which this prospectus is a part.

Dilution

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

Our historical net tangible book value (deficit) as of March 31, 2018 was $(56.3) million, or $(3.76) per share of common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities and the carrying value of our preferred stock, which is not included within stockholders' equity (deficit). Historical net tangible book value (deficit) per share represents historical net tangible book value (deficit) divided by the 14,997,067 shares of common stock outstanding as of March 31, 2018.

Our pro forma net tangible book value as of March 31, 2018 was $185.4 million, or $2.77 per share of common stock. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, after giving effect to (i) the conversion of all outstanding shares of our preferred stock into an aggregate of 51,845,438 shares of common stock upon the closing of this offering and (ii) all outstanding warrants to purchase shares of preferred stock becoming warrants to purchase shares of common stock upon the closing of this offering. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of March 31, 2018, after giving effect to the pro forma adjustments described above.

After giving further effect to our issuance and sale of                       shares of our common stock in this offering at an assumed initial public offering price of $              per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2018 would have been $               million, or $              per share. This represents an immediate increase in pro forma as adjusted net tangible book value per share of $              to existing stockholders and immediate dilution of $              in pro forma as adjusted net tangible book value per share to new investors purchasing common stock in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of March 31, 2018	$(3.76)
Increase per share attributable to the pro forma adjustments described above	6.53

Pro forma net tangible book value per share as of March 31, 2018	2.77
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing common stock in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors purchasing common stock in this offering		$

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $              per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net

tangible book value per share after this offering by $              and dilution per share to new investors purchasing common stock in this offering by $              , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase our pro forma as adjusted net tangible book value per share after this offering by $              and decrease the dilution per share to new investors purchasing common stock in this offering by $              , assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A decrease of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease our pro forma as adjusted net tangible book value per share after this offering by $              and increase the dilution per share to new investors purchasing common stock in this offering by $              , assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, our pro forma as adjusted net tangible book value per share after this offering would be $              , representing an immediate increase in pro forma as adjusted net tangible book value per share of $              to existing stockholders and immediate dilution in pro forma as adjusted net tangible book value per share of $              to new investors purchasing common stock in this offering, assuming an initial public offering price of $              per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of March 31, 2018, on the pro forma as adjusted basis described above, the total number of shares of common stock purchased from us on an as converted to common stock basis, the total consideration paid or to be paid and the average price per share paid or to be paid by existing stockholders and by new investors in this offering at an assumed initial public offering price of $              per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table shows, new investors purchasing common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares purchased			Total consideration
Average price per share
	Number	Percentage		Amount	Percentage

Existing stockholders			%	$		%	$
New investors							$

Total		100.0%		$	100.0%

A $1.00 increase (decrease) in the assumed initial public offering price of $              per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $               million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by                        percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by                        percentage points, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase

(decrease) the total consideration paid by new investors by $               million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by                        percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by                        percentage points, assuming no change in the assumed initial public offering price.

The table above assumes no exercise of the underwriters' option to purchase additional shares in this offering. If the underwriters' option to purchase additional shares is exercised in full, the number of shares of our common stock held by existing stockholders would be reduced to              % of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors purchasing common stock in this offering would be increased to         % of the total number of shares of our common stock outstanding after this offering.

The tables and discussion above are based on the number of shares of our common stock outstanding as of March 31, 2018, and exclude:

•
7,443,885 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2018 under our 2014 Stock Incentive Plan, as amended, or 2014 Plan, at a weighted average exercise price of $2.82 per share (which does not include options to purchase an aggregate of                shares of common stock, at a weighted average exercise price of $              per share, that were granted subsequent to March 31, 2018);

•
135,567 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2018 to purchase shares of preferred stock that will become warrants to purchase shares of common stock, at a weighted average exercise price of $0.73 per share, in connection with this offering;

•
204,019 shares of common stock available for future issuance as of March 31, 2018 under our 2014 Plan, which will cease to be available for issuance at the time that our 2018 Stock Option and Incentive Plan, or 2018 Plan, becomes effective;

•
              shares of common stock that will become available for future issuance under our 2018 Plan upon the effectiveness of the registration statement of which this prospectus is a part; and

•
              shares of common stock that will become available for future issuance under our 2018 Employee Stock Purchase Plan upon the effectiveness of the registration statement of which this prospectus is a part.

To the extent that outstanding stock options or warrants are exercised, new stock options or warrants are issued, or we issue additional shares of common stock in the future, there will be further dilution to new investors. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

Selected consolidated financial data

You should read the following selected consolidated financial data together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the "Management's discussion and analysis of financial condition and results of operations" section of this prospectus. We have derived the consolidated statement of operations data for the years ended December 31, 2016 and 2017 and the consolidated balance sheet data as of December 31, 2016 and 2017 from our audited consolidated financial statements appearing at the end of this prospectus. The consolidated statement of operations data for the three months ended March 31, 2017 and 2018 and the consolidated balance sheet data as of March 31, 2018 have been derived from our unaudited consolidated financial statements appearing at the end of this prospectus and have been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial information in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future.

	Year ended December 31,		Three months ended March 31,
	2016	2017	2017	2018

	(in thousands, except per share data)
Consolidated statement of operations data:
Revenue	$—	$—	$—	$—

Operating expenses:
Research and development	8,403	21,226	3,681	9,650
General and administrative	2,449	22,038	1,102	5,797

Total operating expenses	10,852	43,264	4,783	15,447

Loss from operations	(10,852)	(43,264)	(4,783)	(15,447)

Other income (expense):
Change in fair value of preferred stock warrant liability	1	(785)	(24)	(43)
Interest expense	(149)	(309)	(50)	(83)
Interest income and other expense, net	(16)	511	—	318

Total other income (expense), net	(164)	(583)	(74)	192

Net loss	(11,016)	(43,847)	(4,857)	(15,255)
Accretion of Series A redeemable convertible preferred stock to redemption value	(748)	(656)	(376)	—

Net loss attributable to common stockholders	$(11,764)	$(44,503)	$(5,233)	$(15,255)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(1.63)	$(5.55)	$(0.68)	$(1.83)

Weighted average common shares outstanding, basic and diluted(1)	7,201	8,024	7,662	8,355

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1)		$(0.94)		$(0.27)

Pro forma weighted average common shares outstanding, basic and diluted (unaudited)(1)		45,711		55,453

(1)    See Note 13 to our consolidated financial statements appearing at the end of this prospectus for details on the calculation of basic and diluted net loss per share attributable to common stockholders and unaudited basic and diluted pro forma net loss per share attributable to common stockholders.

	As of December 31,
			As of March 31, 2018
	2016	2017

	(in thousands)
Consolidated balance sheet data:
Cash, cash equivalents and marketable securities	$6,834	$104,288	$192,623
Working capital(1)	4,035	97,830	182,276
Total assets	7,989	107,687	209,730
Long-term debt, net of discount, including current portion	3,924	5,441	5,454
Preferred stock warrant liability	67	866	909
Convertible preferred stock	19,067	139,790	240,776
Total stockholders' deficit	(17,124)	(43,687)	(55,526)

(1)    We define working capital as current assets less current liabilities.

Management's discussion and analysis of financial condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations together with the "Selected consolidated financial data" section of this prospectus and our consolidated financial statements and related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the "Risk factors" section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are pioneering the development of a new class of medicines, Red Cell Therapeutics, or RCTs. Based on our vision that human red blood cells are the foundation of the next significant innovation in medicine, we have designed a proprietary platform to genetically engineer and culture RCTs that are selective, potent and ready-to-use cellular therapies. We believe that our RCTs will provide life-changing or life-saving benefits for patients with severe diseases across multiple therapeutic areas.

We have generated hundreds of RCTs using our highly versatile and proprietary cellular therapy platform, the Rubius Erythrocyte Design, or RED, Platform. We are utilizing our universal engineering and manufacturing processes to advance a broad pipeline of RCT product candidates into clinical trials in rare diseases, cancer and autoimmune diseases. We plan to file an investigational new drug application, or IND, for our first product candidate in the first quarter of 2019 and INDs for additional RCT product candidates during 2019, 2020 and thereafter. Since our founding by Flagship Pioneering in 2013, we have raised approximately $240 million in capital and attracted a talented group of seasoned leaders to execute our strategy.

Since our inception, we have focused substantially all of our resources on building our proprietary RED Platform, establishing and protecting our intellectual property portfolio, conducting research and development activities, developing our manufacturing process and manufacturing drug product material, organizing and staffing our company, business planning, raising capital and providing general and administrative support for these operations. We do not have any products approved for sale and have not generated any revenue from product sales. To date, we have funded our operations with proceeds from the sale of preferred stock and issuance of debt. Through March 31, 2018, we had received gross proceeds of $239.4 million from sales of our preferred stock and $5.5 million from borrowings under a loan and security agreement. Since our inception, we have incurred significant operating losses. Our ability to generate any product revenue or product revenue sufficient to achieve profitability will depend on the successful development and eventual commercialization of one or more of our product candidates. We reported net losses of $11.0 million and $43.8 million for the years ended December 31, 2016 and 2017, respectively, and of $15.3 million for the three months ended March 31, 2018. As of March 31, 2018, we had an accumulated deficit of $76.2 million. We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. We expect that our expenses and capital requirements will increase substantially in connection with our ongoing activities, particularly if and as we:

•
conduct clinical trials for our product candidates;

•
further develop our RED Platform;

•
continue to discover and develop additional product candidates;

•
maintain, expand and protect our intellectual property portfolio;

•
hire additional clinical, scientific manufacturing and commercial personnel;

•
expand in-house manufacturing capabilities, including through the purchase, renovation and customization of a manufacturing facility;

•
establish a commercial manufacturing source and secure supply chain capacity sufficient to provide commercial quantities of any product candidates for which we may obtain regulatory approval;

•
acquire or in-license other product candidates and technologies;

•
seek regulatory approvals for any product candidates that successfully complete clinical trials;

•
establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain regulatory approval; and

•
add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts, as well as to support our transition to a public company.

We will not generate revenue from product sales unless and until we successfully complete clinical development and obtain regulatory approval for our product candidates. If we obtain regulatory approval for any of our product candidates, we expect to incur significant expenses related to developing our commercialization capability to support product sales, marketing and distribution. Further, following the closing of this offering, we expect to incur additional costs associated with operating as a public company.

As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of equity offerings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as, and when, needed, we may have to significantly delay, scale back or discontinue the development and commercialization of one or more of our product candidates.

Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve or maintain profitability. Even if we are able to generate product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

We believe that the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, will enable us to fund our operating expenses, capital expenditure requirements and debt service payments through                  . See "—Liquidity and capital resources."

Components of our results of operations

  Revenue

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from the sale of products in the near future. If our development efforts for our product candidates are successful and result in regulatory approval or license or collaboration agreements with third parties, we may generate revenue in the future from product sales, payments from collaboration or license agreements that we may enter into with third parties, or any combination thereof.

  Operating expenses

  Research and development expenses

Research and development expenses consist primarily of costs incurred for our research activities, including our drug discovery efforts, and the development of our product candidates, which include:

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employee-related expenses, including salaries, related benefits and stock-based compensation expense for employees engaged in research and development functions;

•
expenses incurred in connection with the preclinical and clinical development of our product candidates and research programs, including under agreements with third parties, such as consultants, contractors and contract research organizations, or CROs;

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the cost of developing and scaling our manufacturing process and manufacturing drug products for use in our preclinical studies and clinical trials, including under agreements with third parties, such as consultants, contractors and contract manufacturing organizations, or CMOs;

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laboratory supplies and research materials;

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facilities, depreciation and other expenses, which include direct and allocated expenses for rent and maintenance of facilities and insurance; and

•
payments made under third-party licensing agreements.

We expense research and development costs as incurred. Advance payments that we make for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. The prepaid amounts are expensed as the related goods are delivered or the services are performed.

Our direct external research and development expenses are tracked on a program-by-program basis and consist of costs that include fees, reimbursed materials and other costs paid to consultants, contractors, CMOs and CROs in connection with our preclinical and clinical development and manufacturing activities. We do not allocate employee costs, costs associated with our discovery efforts, laboratory supplies and facilities expenses, including depreciation or other indirect costs, to specific product development programs because these costs are deployed across multiple programs and our platform technology and, as such, are not separately classified.

Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will increase substantially in connection with our planned preclinical and clinical development activities in the near term and in the future. At this time, we cannot accurately estimate or know the nature, timing and costs of the efforts that will be necessary to complete the preclinical and clinical development of any of our product candidates. The successful development and commercialization of our product candidates is highly uncertain. This is due to the numerous risks and uncertainties associated with product development and commercialization, including the following:

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the timing and progress of preclinical and clinical development activities;

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the number and scope of preclinical and clinical programs we decide to pursue;

•
raising additional funds necessary to complete preclinical and clinical development of and commercialize our drug candidates;

•
the progress of the development efforts of parties with whom we may enter into collaboration arrangements;

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our ability to maintain our current research and development programs and to establish new ones;

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our ability to establish new licensing or collaboration arrangements;

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the successful initiation and completion of clinical trials with safety, tolerability and efficacy profiles that are satisfactory to the U.S. Food and Drug Administration, or FDA, or any comparable foreign regulatory authority;

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the receipt and related terms of regulatory approvals from applicable regulatory authorities;

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the availability of specialty raw materials for use in production of our product candidates;

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our ability to consistently manufacture our product candidates for use in clinical trials;

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our ability to establish and operate a manufacturing facility, or secure manufacturing supply through relationships with third parties;

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our ability to obtain and maintain patents, trade secret protection and regulatory exclusivity, both in the United States and internationally;

•
our ability to protect our rights in our intellectual property portfolio;

•
the commercialization of our product candidates, if and when approved;

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obtaining and maintaining third-party insurance coverage and adequate reimbursement;

•
the acceptance of our product candidates, if approved, by patients, the medical community and third-party payors;

•
competition with other products; and

•
a continued acceptable safety profile of our therapies following approval.

A change in the outcome of any of these variables with respect to the development of any of our product candidates could significantly change the costs and timing associated with the development of that product candidate. We may never succeed in obtaining regulatory approval for any of our product candidates.

  General and administrative expenses

General and administrative expenses consist primarily of salaries and related costs, including stock-based compensation, for personnel in executive, finance and administrative functions. General and administrative expenses also include direct and allocated facility-related costs as well as professional fees for legal, patent, consulting, investor and public relations, accounting and audit services. We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support our continued research activities and development of our product candidates. We also anticipate that we will incur increased accounting, audit, legal, regulatory, compliance and director and officer insurance costs as well as investor and public relations expenses associated with operating as a public company.

  Other income (expense)

  Change in fair value of preferred stock warrant liability

In connection with our loan and security agreement with Pacific Western Bank, we issued warrants to purchase Series A and Series B preferred stock. We classify these warrants as a liability on our consolidated balance sheet that we remeasure to fair value at each reporting date, and we recognize changes in the fair value of the warrant liability as a component of other income (expense) in our consolidated statements of operations and comprehensive loss. We will continue to recognize changes in the fair value of the warrant liability until the warrants are exercised, expire or qualify for equity classification.

Upon the closing of this offering, the preferred stock warrants will become exercisable for common stock instead of preferred stock, and the fair value of the warrant liability at that time will be reclassified to additional paid-in capital. As a result, subsequent to the closing of this offering, we will no longer remeasure the fair value of the warrant liability at each reporting date.

  Interest expense

Interest expense consists of interest expense on outstanding borrowings under our loan and security agreement as well as amortization of debt discount and debt issuance costs.

  Interest income and other expense, net

Interest income consists of interest earned on our invested cash balances. We expect our interest income to increase as we invest the cash received from the sale of Series C preferred stock in February 2018 and the net proceeds from this offering.

Other income (expense) consists of miscellaneous income and expense unrelated to our core operations.

  Income taxes

Since our inception, we have not recorded any income tax benefits for the net losses we have incurred in each year or for our research and development tax credits, as we believe, based upon the weight of available evidence, that it is more likely than not that all of our net operating loss carryforwards and tax credits will not be realized. As of December 31, 2017, we had U.S. federal and state net operating loss carryforwards of $38.2 million and $37.9 million, respectively, which may be available to offset future taxable income and begin to expire in 2033 and 2034, respectively. As of December 31, 2017, we also had U.S. federal and state research and development tax credit carryforwards of $0.9 million and $0.4 million, respectively, which may be available to offset future tax liabilities and begin to expire in 2034 and 2030, respectively. We have recorded a full valuation allowance against our net deferred tax assets at each balance sheet date.

On December 22, 2017, the Tax Cuts and Jobs Act, or the TCJA, was signed into United States law. The TCJA includes a number of changes to existing tax law, including, among other things, a permanent reduction in the federal corporate income tax rate from a top marginal tax rate of 35% to a flat rate of 21%, effective as of January 1, 2018, as well as limitation of the deduction for net operating losses to 80% of annual taxable income and elimination of net operating loss carrybacks, in each case, for losses arising in taxable years beginning after December 31, 2017 (though any such net operating losses may be carried forward indefinitely). The federal tax rate change resulted in a reduction in the gross amount of our deferred tax assets and liabilities recorded as of December 31, 2017, and a corresponding reduction in our valuation allowance. As a result, no income tax expense or benefit was recognized as of the enactment date of the TCJA.

Results of operations

  Comparison of the three months ended March 31, 2017 and 2018

The following table summarizes our results of operations for the three months ended March 31, 2017 and 2018:

	Three months ended March 31,
	2017	2018	Change

	(in thousands)
Revenue	$—	$—	$—

Operating expenses:
Research and development	3,681	9,650	5,969
General and administrative	1,102	5,797	4,695

Total operating expenses	4,783	15,447	10,664

Loss from operations	(4,783)	(15,447)	(10,664)

Other income (expense):
Change in fair value of preferred stock warrant liability	(24)	(43)	(19)
Interest expense	(50)	(83)	(33)
Interest income and other expense, net	—	318	318

Total other income (expense), net	(74)	192	266

Net loss	$(4,857)	$(15,255)	$(10,398)

  Research and development expenses

	Three months ended March 31,
	2017	2018	Change

	(in thousands)
Direct research and development expenses by program:
RTX-134	$—	$1,673	$1,673
Platform development, early-stage research and unallocated expenses:
Personnel related	849	2,252	1,403
Stock-based compensation expense	675	409	(266)
External manufacturing and research	1,303	2,429	1,126
Laboratory supplies and research materials	514	1,794	1,280
Facility related and other	340	1,093	753

Total research and development expenses	$3,681	$9,650	$5,969

Research and development expenses were $3.7 million for the three months ended March 31, 2017, compared to $9.7 million for the three months ended March 31, 2018. The increase in direct costs related to our RTX-134 program of $1.7 million was primarily due to contract manufacturing costs incurred in preparation for our planned Phase 1/2a clinical trial of RTX-134 in patients with phenylketonuria. The increase in personnel-related costs of $1.4 million was due to increased headcount in our research and development function. The decrease in stock-based compensation expense of $0.3 million was due to vesting in 2017 of stock-based awards issued to non-employee consultants engaged in research and development activities. Upon vesting, we no longer record stock-based compensation expense related to the vested portion of the awards. The increase in external manufacturing and research costs of $1.1 million was primarily due to our efforts to improve our manufacturing capabilities, preparation for clinical-scale production and an expansion of our in vivo testing to support clinical candidate selection. The increase in laboratory supplies and research materials of $1.3 million was primarily due to increases in platform development, manufacturing process and drug discovery activities as well as an increase in the volume and cost of bioprocessing materials as we scale up our manufacturing process. The increase in facility-related and other expenses of $0.8 million was primarily due to an increase in facilities costs resulting from entering into a lease of office and laboratory space in July 2017 and the increased costs of supporting a larger group of research and development personnel and their research efforts.

  General and administrative expenses

	Three months ended March 31,
	2017	2018	Change

	(in thousands)
Personnel related	$285	$976	$691
Stock-based compensation expense	185	3,048	2,863
Professional and consultant fees	575	1,451	876
Facility related and other	57	322	265

Total general and administrative expenses	$1,102	$5,797	$4,695

General and administrative expenses for the three months ended March 31, 2017 were $1.1 million, compared to $5.8 million for the three months ended March 31, 2018. The increase in general and administrative expenses of $4.7 million was primarily due to an increase in stock-based compensation expense of $2.9 million. The increase in stock-based compensation expense was primarily due to the recognition of compensation expense of $2.6 million for the three months ended March 31, 2018 for stock-based awards granted in 2017 to the chairman of our board of directors as compared to $0.2 million of compensation expense recognized in the same period in 2017. All of the stock-based awards issued to the chairman of our board of directors were issued for his services as a consultant and are being accounted for as non-employee stock-based awards. At the end of each reporting period prior to completion of the services, we remeasure the fair value of any unvested portion of the awards and adjust the expense accordingly. As a result, changes in the fair value of our common stock impact the amount of stock-based compensation expense that we recognize for these awards. The remaining increase in stock-based compensation expense of $0.5 million was primarily due to increased headcount in our general and administrative function in the second half of 2017 as well as an increase in the number of awards granted and the per share grant-date fair value of such awards. Personnel-related costs increased by $0.7 million as a result of the increase in headcount in our general and administrative function. Professional and consultant fees increased by $0.9 million primarily due to consulting fees paid to the chairman of our board of directors for his services as a consultant, increased patent costs and increases in accounting, audit and legal fees incurred as we prepare to operate as a public company. The increase in facility-related and other expenses of $0.3 million was primarily due to an increase in facilities costs resulting from entering into a lease of office and laboratory space in July 2017.

  Change in fair value of preferred stock warrant liability

The change in the fair value of our preferred stock warrant liability was not significant during each of the three months ended March 31, 2017 or 2018.

  Interest expense

Interest expense for the three months ended March 31, 2017 and 2018 consisted of interest on the outstanding borrowings under our loan and security agreement and was not significant for either period.

  Interest income and other expense, net

Interest income for the three months ended March 31, 2018 was $0.3 million due to interest earned on invested cash balances. We did not invest our cash balances during the three months ended March 31, 2017.

Other expense was not significant during the three months ended March 31, 2017 or 2018.

  Comparison of the years ended December 31, 2016 and 2017

The following table summarizes our results of operations for the years ended December 31, 2016 and 2017:

	Year ended December 31,
	2016	2017	Change

	(in thousands)
Revenue	$—	$—	$—

Operating expenses:
Research and development	8,403	21,226	12,823
General and administrative	2,449	22,038	19,589

Total operating expenses	10,852	43,264	32,412

Loss from operations	(10,852)	(43,264)	(32,412)

Other income (expense):
Change in fair value of preferred stock warrant liability	1	(785)	(786)
Interest expense	(149)	(309)	(160)
Interest income and other expense, net	(16)	511	527

Total other expense, net	(164)	(583)	(419)

Net loss	$(11,016)	$(43,847)	$(32,831)

  Research and development expenses

	Year ended December 31,
	2016	2017	Change

	(in thousands)
Direct research and development expenses by program:
RTX-134	$—	$809	$809
Platform development, early-stage research and unallocated expenses:
Personnel related	2,828	5,278	2,450
Stock-based compensation expense	107	1,756	1,649
External manufacturing and research	3,450	6,594	3,144
Laboratory supplies and research materials	1,160	4,123	2,963
Facility related and other	858	2,666	1,808

Total research and development expenses	$8,403	$21,226	$12,823

Research and development expenses were $8.4 million for the year ended December 31, 2016, compared to $21.2 million for the year ended December 31, 2017. The increase in direct costs related to our RTX-134 program of $0.8 million was primarily due to contract manufacturing costs incurred with a supplier of lentiviral vectors. The increases in personnel-related costs and stock-based compensation expense of $2.5 million and $1.6 million, respectively, were primarily due to increased headcount in our research and development function as well as an increase in the number of awards granted and the per share fair value of such awards. The increase in external manufacturing and research costs of $3.1 million was primarily due to our efforts to improve and scale our manufacturing capabilities, preparation for clinical-scale production and an expansion of our in vivo testing to support clinical candidate selection. The increase in laboratory supplies and research materials of $3.0 million was primarily due to increases in platform development, manufacturing process and drug discovery activities as well as an increase in the volume and cost of bioprocessing materials as we scale up our manufacturing process. The increase in facility-related and other expenses of $1.8 million was primarily due to an increase in facilities costs resulting from entering into leases of office and laboratory space in September 2016 and July 2017.

  General and administrative expenses

	Year ended December 31,
	2016	2017	Change

	(in thousands)
Personnel related	$560	$2,301	$1,741
Stock-based compensation expense	40	16,147	16,107
Professional and consultant fees	1,465	3,149	1,684
Facility related and other	384	441	57

Total general and administrative expenses	$2,449	$22,038	$19,589

General and administrative expenses for the year ended December 31, 2016 were $2.4 million, compared to $22.0 million for the year ended December 31, 2017. The increase in general and administrative expenses of $19.6 million was primarily due to an increase in stock-based compensation expense of $16.1 million. The increase in stock-based compensation expense was primarily due to the recognition of compensation expense of $15.7 million for stock-based awards granted to the chairman of our board of directors during the year ended December 31, 2017. All of the stock-based awards issued to the chairman of our board of directors were for his services as a consultant and are being accounted for as non-employee stock-based awards. At the end of each reporting period prior to completion of the services, we remeasure the fair value of any unvested portion of the awards and adjust the expense accordingly. As a result, changes in the fair value of our common stock impact the amount of stock-based compensation expense that we recognize for these awards. The stock-based compensation expense recognized for these awards during 2017 reflects the vesting of approximately one-half of the awards. Stock-based compensation expense related to the unvested portion of the awards will be recognized over the remaining two-year service period of the awards. The remaining increase in stock-based compensation expense in 2017 was primarily due to increased headcount in our general and administrative function as well as an increase in the number of awards granted and the per share grant-date fair value of such awards. Personnel-related costs increased by $1.7 million as a result of the increase in headcount in our general and administrative function. Professional and consultant fees increased by $1.7 million primarily due to consulting fees paid to the chairman of our board of directors for his services as a consultant as well as increased patent costs and professional fees relating to accounting, audit and legal fees as well as costs associated with ongoing business activities and our preparations to operate as a public company.

  Change in fair value of preferred stock warrant liability

The change in the fair value of our preferred stock warrant liability was $0.8 million during the year ended December 31, 2017 and was due primarily to the increase in the value of our preferred stock.

  Interest expense

Interest expense was $0.1 million for the year ended December 31, 2016, compared to $0.3 million for the year ended December 31, 2017. The increase in interest expense was due to an increase of $1.5 million in outstanding borrowings under our loan and security agreement during the year ended December 31, 2017 as well as higher interest rates applicable to outstanding borrowings during the year ended December 31, 2017.

  Interest income and other expense, net

Interest income for the year ended December 31, 2017 was $0.6 million due to interest earned on invested cash balances. We did not invest our cash balances during the year ended December 31, 2016.

Other expense was not significant for the years ended December 31, 2016 and 2017.

Liquidity and capital resources

Since our inception, we have incurred significant operating losses. We have not yet commercialized any of our product candidates and we do not expect to generate revenue from sales of any product candidates for several years, if at all. To date, we have funded our operations with proceeds from the sales of preferred stock and borrowings under our loan and security agreement. Through March 31, 2018, we had received gross proceeds of $239.4 million from sales of our preferred stock and $5.5 million from borrowings under a loan and security agreement. As of March 31, 2018, no amounts remained available for borrowing under the loan and security agreement. As of March 31, 2018, we had cash, cash equivalents and marketable securities of $192.6 million.

  Cash flows

The following table summarizes our sources and uses of cash for each of the periods presented:

	Year ended December 31,		Three months ended March 31,
	2016	2017	2017	2018

	(in thousands)
Cash used in operating activities	$(9,502)	$(21,938)	$(3,092)	$(10,889)
Cash used in investing activities	(443)	(2,251)	(271)	(56,978)
Cash provided by financing activities	15,418	121,693	28	100,990

Net increase (decrease) in cash, cash equivalents and restricted cash	$5,473	$97,504	$(3,335)	$33,123

  Operating activities

During the three months ended March 31, 2018, operating activities used $10.9 million of cash, primarily resulting from our net loss of $15.3 million, partially offset by net non-cash charges of $3.7 million, primarily consisting of stock-based compensation expense, and net cash provided by changes in our operating assets and liabilities of $0.7 million. Net cash provided by changes in our operating assets and liabilities for the three months ended March 31, 2018 consisted primarily of a $0.7 million increase in accounts payable and accrued expenses and other current liabilities.

During the three months ended March 31, 2017, operating activities used $3.1 million of cash, primarily resulting from our net loss of $4.9 million, partially offset by net non-cash charges of $0.9 million, primarily consisting of stock-based compensation expense, and net cash provided by changes in our operating assets and liabilities of $0.8 million. Net cash provided by changes in our operating assets and liabilities for the three months ended March 31, 2017 consisted primarily of a $0.9 million increase in accounts payable and accrued expenses and other current liabilities.

During the year ended December 31, 2017, operating activities used $21.9 million of cash, primarily resulting from our net loss of $43.8 million, partially offset by net non-cash charges of $19.2 million, primarily consisting of stock-based compensation expense, and net cash provided by changes in our operating assets and liabilities of $2.7 million. Net cash provided by changes in our operating assets and liabilities for the year ended December 31, 2017 consisted primarily of a $3.4 million increase in accounts payable and accrued expenses and other current liabilities, partially offset by a $0.6 million increase in prepaid expenses and other current assets.

During the year ended December 31, 2016, operating activities used $9.5 million of cash, primarily resulting from our net loss of $11.0 million, partially offset by net non-cash charges of $0.4 million and net cash provided by changes in our operating assets and liabilities of $1.1 million. Net cash provided by changes in our operating assets and liabilities for the year ended December 31, 2016 consisted primarily of a $1.2 million increase in accounts payable and accrued expenses and other current liabilities.

Changes in accounts payable, accrued expenses and other current liabilities and prepaid expenses in both periods were generally due to growth in our business, the advancement of our research programs and the timing of vendor invoicing and payments.

  Investing activities

During the three months ended March 31 2018, net cash used in investing activities was $57.0 million, consisting of purchases of marketable securities of $56.1 million and purchases of property and equipment of $0.8 million.

During the three months ended March 31 2017, net cash used in investing activities was $0.3 million, consisting of purchases of property and equipment. The purchases of property and equipment in both periods related to equipment purchases as we expanded our discovery and manufacturing activities.

During the years ended December 31, 2017 and 2016, net cash used in investing activities was $2.3 million and $0.4 million, respectively, due to purchases of property and equipment. The purchases of property and equipment during the year ended December 31, 2017 related to equipment purchases as we expanded our discovery and manufacturing activities.

  Financing activities

During the three months ended March 31, 2018, net cash provided by financing activities was $101.0 million, consisting primarily of proceeds from the issuance of preferred stock.

Cash provided by financing activities in the three months ended March 31, 2017 was less than $0.1 million.

During the year ended December 31, 2017, net cash provided by financing activities was $121.7 million, consisting primarily of proceeds from the issuance of preferred stock of $120.1 million and borrowings of $1.5 million under our loan and security agreement.

During the year ended December 31, 2016, net cash provided by financing activities was $15.4 million, consisting primarily of proceeds from the issuance of preferred stock of $11.4 million and borrowings of $4.0 million under our loan and security agreement.

  Loan and security agreement

In November 2015, we entered into a loan and security agreement, or, as amended, the 2015 Credit Facility, with Pacific Western Bank. Through March 31, 2018, we had borrowed an aggregate of $5.5 million under the 2015 Credit Facility. As of March 31, 2018, no amounts remained available for borrowing under the 2015 Credit Facility. As of March 31, 2018, borrowings under the 2015 Credit Facility bore interest at an annual rate equal to the bank's prime rate plus 1.25%, subject to a floor of 4.5%, and were repayable in monthly interest-only payments through May 2018 and in equal monthly payments of principal and accrued interest from June 2018 until the maturity date in November 2019. As of March 31, 2018, the interest rate applicable to borrowings under the 2015 Credit Facility was 6.0%.

In May 2018, we entered into a further amendment to the 2015 Credit Facility to modify the interest rate and extend the interest-only payment period and the maturity date. Commencing in May 2018, outstanding borrowings under the 2015 Credit Facility bear interest at an annual rate equal to the bank's prime rate plus 0.75%, subject to a floor of 5.5%, and are repayable in monthly interest-only payments through May 2019 and in equal monthly payments of principal plus accrued interest from June 2019 until the maturity date in November 2020. As of May 24, 2018, the interest rate applicable to borrowings under the 2015 Credit Facility was 5.5%.

Borrowings under the 2015 Credit Facility are collateralized by substantially all of our personal property, other than our intellectual property. There are no financial covenants associated with the 2015 Credit Facility; however, we are subject to certain affirmative and negative covenants to which we will remain subject until maturity. These covenants include limitations on our ability to incur additional indebtedness. Obligations under the 2015 Credit Facility are subject to acceleration upon the occurrence of specified events of default, including a material adverse change in our business, operations or financial or other condition.

  Funding requirements

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance the preclinical activities and clinical trials for our product candidates in development. In addition, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. The timing and amount of our operating expenditures will depend largely on:

•
the timing and progress of preclinical and clinical development activities;

•
the commencement, enrollment or results of the planned clinical trials of our product candidates or any future clinical trials we may conduct, or changes in the development status of our product candidates;

•
the timing and outcome of regulatory review of our product candidates;

•
our decision to initiate a clinical trial, not to initiate a clinical trial or to terminate an existing clinical trial;

•
changes in laws or regulations applicable to our product candidates, including but not limited to clinical trial requirements for approvals;

•
developments concerning our CMOs;

•
our ability to obtain materials to produce adequate product supply for any approved product or inability to do so at acceptable prices;

•
our decision to acquire and establish a manufacturing facility for supply of product candidates for clinical trials and for commercial supply;

•
the costs and timing associated with the renovation and customization of our planned multi-suite manufacturing facility;

•
our ability to establish collaborations if needed;

•
the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our product candidates for which we obtain marketing approval;

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the legal patent costs involved in prosecuting patent applications and enforcing patent claims and other intellectual property claims;

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additions or departures of key scientific or management personnel;

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unanticipated serious safety concerns related to the use of our product candidates; and

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the terms and timing of any collaboration, license or other arrangement, including the terms and timing of any milestone payments thereunder.

We believe that the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, will enable us to fund our operating expenses, capital expenditure requirements and debt service payments through                  . We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our operations through a combination of equity offerings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures or declaring dividends. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or drug candidates, or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we may be required to delay, limit, reduce or terminate our research, product development or future commercialization efforts, or grant rights to develop and market drug candidates that we would otherwise prefer to develop and market ourselves.

Contractual obligations and commitments

The following table summarizes our contractual obligations as of December 31, 2017 and the effects that such obligations are expected to have on our liquidity and cash flows in future periods:

	Payments due by period
	Total	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years

	(in thousands)
Operating lease commitments(1)	$3,328	$1,376	$1,405	$547	$—
Debt obligations(2)	5,887	2,428	3,459	—	—

Total(3)	$9,215	$3,804	$4,864	$547	$—

(1)    Amounts in table reflect payments due for our leases of office and laboratory space in Cambridge, Massachusetts under two operating lease agreements that expire in December 2018 and September 2021.

(2)    Amounts in table reflect the contractually required principal and interest payments payable under the 2015 Credit Facility. For purposes of this table, the interest due under the 2015 Credit Facility was calculated using an assumed interest rate of 5.75% per annum, which was the interest rate in effect as of December 31, 2017.

(3)    In January 2018, we entered into a new lease for office and laboratory space in Cambridge, Massachusetts. The lease term is expected to commence on November 1, 2018 and expires eight years from the commencement date. We are not the legal owner of the leased space. However, we are deemed to be the owner of the leased space during the construction period because of certain indemnification provisions within the lease. As a result, as of March 31, 2018, we capitalized approximately $11.0 million (equal to the estimated fair value of our leased portion of the premises) as construction-in-progress within property and equipment and recorded a corresponding build-to-suit facility lease financing obligation on our consolidated balance sheet. As a result of the new lease, our contractual obligations will increase by $0.6 million in 2018, $3.8 million in 2019, $3.9 million in 2020, $4.0 million in 2021, $4.1 million in 2022, $4.3 million in 2023, $4.4 million in 2024, $4.5 million in 2025 and $3.9 million in 2026. Such amounts are not reflected in the table above.

We enter into contracts in the normal course of business with CROs, CMOs and other third parties for preclinical research studies, clinical trials and testing and manufacturing services. These contracts do not contain minimum purchase commitments and are cancelable by us upon prior written notice. Payments due upon cancellation consist only of payments for services provided or expenses incurred, including noncancelable obligations of our service providers, up to the date of cancellation. These payments are not included in the table above as the amount and timing of such payments are not known.

We have also entered into a license agreement with the Whitehead Institute for Biomedical Research under which we are obligated to make aggregate milestone payments of up to $1.6 million upon the achievement of specified preclinical, clinical and regulatory milestones as well as royalty payments. We have not included future payments under this agreement in the table above since the payment obligations under this agreement are contingent upon future events, such as our achievement of specified milestones or generating product sales. As of December 31, 2017 and March 31, 2018, we were unable to estimate the timing or likelihood of achieving these milestones or generating future product sales. For additional information, see "Business—Licenses."

Critical accounting policies and significant judgments and estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of our consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, costs and expenses and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements appearing at the end of this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.

  Accrued research and development expenses

As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued research and development expenses. This process involves reviewing open contracts and purchase orders, communicating with our applicable personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual costs. The majority of our service providers invoice us in arrears for services performed, on a pre-determined schedule or when contractual milestones are met; however, some require advance payments. We make estimates of our accrued expenses as of each balance sheet date in the consolidated financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of the estimates with the service providers and make adjustments if necessary. Examples of estimated accrued research and development expenses include fees paid to:

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vendors in connection with preclinical development activities;

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CMOs in connection with the process development and scale-up activities and the production of preclinical and clinical trial materials; and

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CROs in connection with clinical trials.

We base the expense recorded related to contract research and manufacturing on our estimates of the services received and efforts expended pursuant to quotes and contracts with multiple CMOs and CROs that supply materials and conduct services. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the expense. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, we adjust the accrual or prepaid expense accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period. To date, there have not been any material adjustments to our prior estimates of accrued research and development expenses.

  Stock-based compensation

We measure stock-based awards granted to employees and directors based on their fair value on the date of the grant using the Black-Scholes option-pricing model for options or the difference between the purchase price per share of the award, if any, and the fair value of our common stock for restricted common stock awards. Compensation expense for those awards is recognized over the requisite service period, which is generally the vesting period of the respective award. We use the straight-line method to record the expense of awards with service-based vesting conditions. We use the graded-vesting method to record the expense of awards with both service-based and performance-based vesting conditions, commencing when achievement of the performance condition becomes probable.

We measure the fair value of stock-based awards granted to non-employees on the date that the related service is complete, which is generally the vesting date of the award. Prior to the service completion date, compensation expense is recognized over the period during which services are rendered by such non-employees. At the end of each financial reporting period prior to the service completion date, the fair value of these awards is remeasured using the then-current fair value of our common stock and updated assumption inputs in the Black-Scholes option-pricing model for options or the difference between the purchase price per share of the award, if any, and the then-current fair value of our common stock for restricted common stock awards.

In addition, for restricted stock awards under which restricted common stock is purchased by the holder with a promissory note treated as a nonrecourse note for accounting purposes, we measure the fair value of the award using the Black-Scholes option-pricing model.

The Black-Scholes option-pricing model uses as inputs the fair value of our common stock and assumptions we make for the volatility of our common stock, the expected term of our common stock options, the risk-free interest rate for a period that approximates the expected term of our common stock options, and our expected dividend yield.

  Determination of fair value of common stock

As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors as of the date of each option grant, with input from management, considering our most recently available third-party valuations of common stock, and our board of directors' assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants' Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Our common stock valuations were prepared using either an option pricing method, or OPM, or a hybrid method, both of which used market approaches to estimate our enterprise value. The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company's securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceeded the value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. A discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock. The hybrid method is a probability-weighted expected return method, PWERM, where the equity value in one or more scenarios is calculated using an OPM. The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for the company, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. These third-party valuations were performed at various dates, which resulted in valuations of our common stock of $0.19 per share as of December 14, 2016, $1.65 per share as of May 1, 2017, $2.87 per share as of June 30, 2017, $4.74 as of February 9, 2018, $8.66 as of March 26, 2018 and $12.98 as of May 31, 2018. In addition to considering the results of these third-party valuations, our board of directors considered various objective and subjective factors to determine the fair value of our common stock as of each grant date, including:

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the prices at which we sold shares of preferred stock and the superior rights and preferences of the preferred stock relative to our common stock at the time of each grant;

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the progress of our research and development programs, including the status and results of preclinical studies for our product candidates and progress of our development of manufacturing processes;

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our stage of development and commercialization and our business strategy;

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external market conditions affecting the biopharmaceutical industry and trends within the biopharmaceutical industry;

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our financial position, including cash on hand, and our historical and forecasted performance and operating results;

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the lack of an active public market for our common stock and our preferred stock;

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the likelihood of achieving a liquidity event, such as an initial public offering, or IPO, or sale of our company in light of prevailing market conditions; and

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the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry.

The assumptions underlying these valuations represented management's best estimate, which involved inherent uncertainties and the application of management's judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could have been materially different.

Once a public trading market for our common stock has been established in connection with the closing of this offering, it will no longer be necessary for our board of directors to estimate the fair value of our common stock in connection with our accounting for granted stock options and other such awards we may grant, as the fair value of our common stock will be determined based on the quoted market price of our common stock.

  Awards granted

The following table summarizes by grant date the number of shares subject to options and restricted common stock awards granted between January 1, 2017 and June 18, 2018, the per share exercise price of the options, the fair value of common stock on each grant date, and the per share estimated fair value of the awards:

Grant date	Type of award	Number of shares subject to award	Per share exercise price of options or purchase price of restricted stock	Per share fair value of common stock on grant date		Per share estimated fair value of award on grant date

January 25, 2017	Option	15,000	$0.19	$0.19		$0.13
January 27, 2017	Restricted stock—non-employee	3,667,014	$0.19	$0.19		$0.13	(2)
April 3, 2017	Option	115,000	$0.19	$0.48	(1)	$0.39
April 3, 2017	Restricted stock	460,000	$0.19	$0.48	(1)	$0.39
May 16, 2017	Option	524,500	$1.65	$2.51	(1)	$1.87
May 16, 2017	Option—non-employee	20,000	$1.65	$2.51	(1)	$2.19	(2)
May 16, 2017	Restricted stock—non-employee	1,100,000	$1.65	$2.51	(1)	$1.85	(2)
August 24, 2017	Option	631,000	$2.87	$3.65	(1)	$2.62
October 25, 2017	Option	792,000	$2.87	$4.61	(1)	$3.48
October 25, 2017	Option—non-employee	215,292	$2.87	$4.61	(1)	$4.04	(2)
February 15, 2018	Option	2,436,000	$4.74	$7.35	(1)	$5.47
February 15, 2018	Option—non-employee	7,500	$4.74	$7.35	(1)	$6.37	(2)
March 29, 2018	Option	396,000	$8.66	$8.66		$5.83
April 2, 2018	Option	95,000	$8.66	$8.66		$5.83
April 3, 2018	Option	55,000	$8.66	$8.66		$5.83
April 11, 2018	Option—non-employee	3,803,846	$8.66	$8.66		$7.19	(2)
June 6, 2018	Option	586,000	$12.98	$12.98		$8.77
June 6, 2018	Option—non-employee	2,500	$12.98	$12.98		$10.81	(2)

(1)    At the time of the option grants on April 3, 2017, May 16, 2017, August 24, 2017, October 25, 2017 and February 15, 2018, our board of directors determined that the fair value of our common stock of $0.19 per share, $1.65 per share, $2.87 per share, $2.87 per share and $4.74 per share calculated in the valuations as of December 14, 2016, May 1, 2017, June 30, 2017 and February 9, 2018, respectively, reasonably reflected the per share fair value of our common stock as of the grant date. However, as described below, the fair value of common stock at the date of these grants was adjusted in connection with retrospective fair value assessments for accounting purposes.

(2)    For purposes of recording stock-based compensation for grants of options or restricted stock to non-employees, we measure the fair value of the award on the service completion date (vesting date). At the end of each reporting period prior to completion of the services, we remeasure the value of any unvested portion of the award based on the then-current fair value of the award and adjust the expense accordingly. Amounts in this column reflect only the grant-date fair value of awards to non-employees.

In the course of preparing for this offering, in March 2018, we performed a retrospective fair value assessment and concluded that the fair value of our common stock underlying stock options and restricted common stock that we granted on April 3, 2017, May 16, 2017, August 24, 2017, October 25, 2017 and February 15, 2018 was $0.48 per share as of April 3, 2017, $2.51 per share as of May 16, 2017, $3.65 per share as of August 24, 2017, $4.61 per share as of October 25, 2017 and $7.35 per share as of February 15, 2018 for accounting purposes. We applied the fair values of our common stock from our retrospective fair value assessments to determine the fair value of these awards and calculate stock-based compensation expense for accounting purposes. These reassessed values were based, in part, upon third-party valuations of our common stock prepared as of each grant date on a retrospective basis. The third-party valuations were prepared using either the OPM or the hybrid method and used market approaches to determine our enterprise value.

  Valuation of warrants to purchase preferred stock

We classify warrants to purchase shares of our Series A and Series B preferred stock as liabilities on our consolidated balance sheets as these warrants are free-standing financial instruments that may require us to transfer assets upon exercise. The warrants were initially recorded at fair value on the date of grant, and they are subsequently remeasured to fair value at each balance sheet date. Changes in fair value of the warrants are recognized as a component of other income (expense) in our consolidated statements of operations and comprehensive loss. We will continue to adjust the liability for changes in fair value until the warrants are exercised, expire or qualify for equity classification.

We utilize the Black-Scholes option-pricing model, which incorporates assumptions and estimates to value the preferred stock warrants. We assess these assumptions and estimates on a quarterly basis as additional information impacting the assumptions is obtained. Estimates and assumptions impacting the fair value measurement include the fair value per share of the underlying Series A and Series B preferred stock, the remaining contractual term of the warrants, risk-free interest rate, expected dividend yield and expected volatility of the price of the underlying preferred stock. The most significant assumption in the Black-Scholes option-pricing model impacting the fair value of the preferred stock warrants is the fair value of our preferred stock as of each remeasurement date. We determine the fair value per share of the underlying preferred stock by taking into consideration our most recent sales of our preferred stock as well as additional factors that we deem relevant. As of December 31, 2016 and 2017 and March 31, 2018, the fair value of the Series A preferred stock was $0.60 per share, $6.73 per share and $7.06 per share, respectively, and as of December 31, 2017 and March 31, 2018, the fair value of the Series B preferred stock was $9.88 per share and $10.06 per share, respectively. We have historically been a private company and lack company-specific historical and implied volatility information of our stock. Therefore, we estimate expected stock volatility based on the historical volatility of publicly traded peer companies for a term equal to the remaining contractual term of the warrants. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve for time periods approximately equal to the remaining contractual term of the warrants. We have estimated a 0% dividend yield based on the expected dividend yield and the fact that we have never paid or declared dividends.

Upon the closing of this offering, the preferred stock warrants will become exercisable for common stock instead of preferred stock and the fair value of the warrant liability at that time will be reclassified to additional paid-in capital.

Off-balance sheet arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Recently issued accounting pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position, results of operations or cash flows is disclosed in Note 2 to our consolidated financial statements appearing at the end of this prospectus.

Quantitative and qualitative disclosures about market risks

As of December 31, 2017, we had cash and cash equivalents of $104.3 million, which consisted of cash and money market funds. As of March 31, 2018, we had cash, cash equivalents and marketable securities of $192.6 million, which consisted of cash, money market funds, U.S. treasury notes and U.S. government agency bonds. Interest income is sensitive to changes in the general level of interest rates; however, due to the nature of these investments, an immediate 10% change in interest rates would not have a material effect on the fair market value of our investment portfolio.

As of December 31, 2017 and March 31, 2018, we had $5.5 million of borrowings outstanding under the 2015 Credit Facility. Commencing in May 2018, outstanding borrowings under the 2015 Credit Facility bear interest at a variable rate equal to the bank's prime rate plus 0.75%, subject to a floor of 5.5%. An immediate 10% change in the prime rate would not have had a material impact on our debt-related obligations, financial position or results of operations.

We are not currently exposed to significant market risk related to changes in foreign currency exchange rates; however, we have contracted with and may continue to contract with foreign vendors that are located in Europe and Australia. Our operations may be subject to fluctuations in foreign currency exchange rates in the future.

Inflation generally affects us by increasing our cost of labor. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the years ended December 31, 2016 and 2017 or the three months ended March 31, 2018.

Emerging growth company status

The Jumpstart Our Business Startups Act of 2012 permits an "emerging growth company" such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected not to "opt out" of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that we either (i) irrevocably elect to "opt out" of such extended transition period or (ii) no longer qualify as an emerging growth company. While we have not made such an irrevocable election, we have not delayed the adoption of any applicable accounting standards.

Business

Overview

We are pioneering the development of a new class of medicines, Red Cell Therapeutics, or RCTs. Based on our vision that human red blood cells are the foundation of the next significant innovation in medicine, we have designed a proprietary platform to genetically engineer and culture RCTs that are selective, potent and ready-to-use cellular therapies. We believe that our RCTs will provide life-changing or life-saving benefits for patients with severe diseases across multiple therapeutic areas.

We have generated hundreds of RCTs using our highly versatile and proprietary cellular therapy platform, the Rubius Erythrocyte Design, or RED, Platform. We are utilizing our universal engineering and manufacturing processes to advance a broad pipeline of RCT product candidates into clinical trials in rare diseases, cancer and autoimmune diseases. Common design and manufacturing elements of our RCTs should enable us to achieve significant advantages in product development. We are establishing end-to-end manufacturing capabilities and plan to develop commercial infrastructure to further establish Rubius Therapeutics as a leading, fully integrated cellular therapy company.

Our RED Platform builds upon the research and findings of Flagship Pioneering's VentureLabs innovation team along with the discoveries of Professors Harvey Lodish and Hidde Ploegh of the Whitehead Institute for Biomedical Research at MIT. This work demonstrated the ability to differentiate donor-derived CD34+ hematopoietic precursor cells into enucleated RBCs with unprecedented efficiency at a small, laboratory scale. Based on this foundation, Flagship Pioneering's VentureLabs innovation team recognized the potential for RBCs as an optimal framework for cellular therapies and invented methods to engineer RCTs to express biotherapeutic proteins within the cell or on the cell surface.

Building upon these early discoveries, we have developed the RED Platform, which enables us to engineer and culture RCT product candidates with a wide array of biotherapeutic proteins and biological functions that enable their use across multiple therapeutic areas. We have also invested considerably to scale the process of RCT manufacturing, which we believe will allow for the production of large quantities of reliable and reproducible RCT products from the initial stages of development through to commercial scale. We have and continue to build a broad portfolio of patent applications, know how, trade secrets, and other intellectual property that covers both our platform technologies as well as product discoveries, the breadth and depth of which is a strategic asset that could provide us with competitive advantages.

Although our RCT product candidates are at a preclinical stage of development and will require substantial resources to demonstrate technical feasibility and to establish clinical and regulatory validation, we believe that our RED Platform could provide beneficial treatments for our target indications, many of which have few, if any, effective treatments. Our initial focus will be advancing RCT product candidates with unique benefits for patients suffering from rare diseases, cancer and autoimmune diseases based on three modalities — cellular shielding, potent cell-cell interaction and tolerance induction.

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Rare Diseases:  We engineer RCTs that express potent enzymes within the cell for the treatment of patients suffering from rare enzyme deficiency diseases. As they are located within the RCT, these enzymes are shielded from being neutralized by the immune system, thereby allowing the enzymes to degrade and clear the pathogenic metabolites that build up in such diseases. We believe these RCTs may have a longer and sustained treatment duration and could avoid the immune-driven reduction in efficacy and induction of adverse events associated with other therapies.

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Cancer:  We engineer RCTs for potent cell-cell interaction by expressing hundreds of thousands of copies of one or more proteins on the cellular surface to drive enhanced and synergistic activation of both the adaptive and innate immune systems, as well as to enable treatment localization in the tumor. We believe these RCTs could be transformative therapies for patients with solid and hematological cancers.

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Autoimmune Diseases:  We engineer RCTs that express specific autoimmune disease-causing antigens within the cell or on the cell surface in order to induce immune tolerance. We believe these RCTs could prevent immune damage that causes these diseases.

Our product candidates are allogeneic, making them ready-to-use, and we expect them to have a predictable biodistribution and an approximate circulation time of up to 120 days, which should enable us to deliver well-tolerated and convenient cellular therapies to a broad patient population.

We are developing our initial RCT product candidates for phenylketonuria, or PKU, chronic refractory gout, homocystinuria and a wide range of solid and hematological cancers. Pending positive clinical data based on validated, approvable endpoints, we plan to advance these RCT product candidates as well as a broader portfolio of rare disease and cancer therapies toward registration. We are also in the early stages of assessing our RCT product candidates for the treatment of autoimmune diseases. We plan to seek orphan drug designation as well as pursue breakthrough therapy or Regenerative Medicine Advanced Therapy, or RMAT, designations for our RCT portfolio where appropriate, which we believe may shorten the time to market. We plan to file an investigational new drug application, or IND, for RTX-134 for the treatment of PKU in the first quarter of 2019 and INDs for additional RCT product candidates during 2019, 2020 and thereafter.

Since we commenced operations in 2013, we have attracted a talented group of seasoned leaders to execute our strategy. Our leadership team has more than 200 years of combined experience at pharmaceutical and biotechnology companies, has been involved in filing more than a combined 80 INDs and 20 submissions for product approval and has launched more than 30 pharmaceutical products. Additionally, we have raised approximately $240 million in capital from Flagship Pioneering, major mutual funds, healthcare-dedicated funds and other leading investors that share our commitment to establishing RCTs as a new transformative class of medicines.

Utilizing RBCs to create cellular therapies

Red blood cells, or RBCs, are the most ubiquitous cells in the human body, constituting over 80% of the body's cells and playing a critical role in the delivery of oxygen to tissues. To constantly replenish this population of critical cells, the human body generates approximately 2.5 million RBCs every second. RBCs represent the first example of a transformative cellular therapy as physicians have been transfusing blood to patients since the early 1800s. Today, the focus around cellular therapies has largely been directed toward T cell and other lymphocyte-based therapies. We believe that RBC-based therapies will transform the cellular therapy landscape as they may represent the ideal cell type for the creation of versatile, well-tolerated and ready-to-use cellular therapies. We believe such therapies could avoid many of the complications and risks often associated with earlier generation cellular therapies, including the emerging category of T cell based therapies. These distinct characteristics of RBCs support their potential to serve as the foundation for a cellular therapy:

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a predictable circulating time of approximately 120 days;

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a well-characterized and controllable biodistribution as RBCs are generally sequestered in the vasculature, spleen and liver, except in the leaky neo-vasculature of tumors through which RBCs can enter the tumor microenvironment and be engineered to bind to tumor cells;

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the well-established use of O negative blood as a universal source that can be transfused into approximately 95% of people;

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the presence of certain surface markers, such as CD47, on RBCs provide what are referred to as "don't eat me" signals, preventing the immune system from clearing RBCs from circulation; and

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since RBCs are enucleated, they do not pose a risk of uncontrolled cell division or oncogenicity following transfusion.

Today, blood transfusions remain one of the most commonly performed medical procedures, with approximately 85 million units of blood transfused worldwide each year. Significant infrastructure exists within most hospitals and outpatient infusion centers worldwide to support the administration of blood and blood-derived products. We intend to leverage this infrastructure to administer our products if approved.

Our proprietary RED Platform

We are pioneering the creation of a new transformative class of medicines that leverage the benefits of RBCs to provide cellular therapies to patients suffering from severe diseases across multiple therapeutic areas. As RBCs are enucleated, they have generally been considered simple oxygen delivery vehicles, rather than the backbone of a versatile cellular therapy platform. Past attempts at RBC-based therapies, such as applying hypotonic loading or cell swelling to load an enzyme or protein into RBCs, have had limited therapeutic applications, proven difficult to scale and reduced the in vivo half-life of the loaded RBCs.

Our discoveries and innovations in genetic engineering and cell culture processes have made it possible to now use RBCs as a foundation for the creation and development of a new class of cellular therapies. By modifying only one of our initial manufacturing steps in which we add a gene or genes that encode biotherapeutic proteins within the cell or on the cell surface of RCTs, we are able to rapidly develop new RCTs designed to treat different diseases. This approach allows for the consistent generation of product candidates and a preclinical evaluation process that we believe has the potential to create a broad range of therapeutics in an efficient manner — for example, RTX-134 required only nine months from product design to identification as our lead RCT product candidate. Our uniform approach should also enable us to leverage common chemistry, manufacturing and controls, or CMC, and toxicology data packages to shorten development timelines. While the initial focus of our RED Platform will be in rare diseases, cancer and autoimmune diseases, we believe the versatility of our platform will enable us to expand into broader therapeutic areas in the future.

The RED Platform allows us to generate a wide variety of allogeneic, ready-to-use RCT product candidates with a universal and proprietary process through the following steps: (1) obtaining CD34+ hematopoietic precursor cells from the blood of O negative donors; (2) genetic engineering of the cells to express biotherapeutic proteins within the cell or on the cell surface of the RCTs; (3) expanding the number of cells and differentiating them into reticulocytes, which are enucleated RBC precursors; and (4) formulating, characterizing and storing doses of the resulting RCT product candidate for later infusion into patients.

A significant advantage of differentiating the cells into reticulocytes is the ability to separate the genetic modification from the final RCT product candidate through the biological process of enucleation, a property unique to reticulocytes. Enucleation involves the ejection of the nucleus from the cell, and with it, all the DNA it contains, leaving behind an RCT that expresses the protein or proteins that confer the intended therapeutic benefit. We believe this absence of genetic material may reduce the safety risks associated with RCTs as compared with current cellular therapies.

Limitations of previous and current cellular therapies

The field of tissue, cell and regenerative therapy has a long history, starting with blood transfusions in the early 1800s, followed by organ and bone marrow transplants in the middle of the 20th century and later the approval of cellular therapy products ranging from epidermal transplantation for wound care to mesenchymal stem cells for the treatment of graft versus host disease and dendritic cells for the treatment of prostate cancer.

Most recently, several biotechnology companies and academic groups have demonstrated that a type of cell therapy known as chimeric antigen receptor T cells, or CAR-Ts, where a patient's own T cells are genetically engineered to recognize and attack specific cancer cells, are capable of powerful and sometimes curative therapeutic effects. In addition, some groups are studying the adoptive transfer and activation of natural killer cells, or NK cells, for treatment of solid and hematologic cancers, while others are attempting to expand and engineer regulatory T cells ex vivo for the treatment of autoimmune diseases.

A range of issues have historically limited the use of cellular therapies:

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Limited therapeutic application:  Given the specialized nature of these prior cellular therapies, they have been designed for specific indications and lack the inherent flexibility to be applied broadly across multiple therapeutic areas.

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Potentially serious side effects:   Many previous and current cellular therapies can cause serious side effects, including cytokine release syndrome, neurotoxicity and mortality. These alternative cellular therapies contain a nucleus and retain the ability to expand and differentiate post-injection, potentially raising concern of uncontrolled cell division and transformation.

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Unpredictable pharmacokinetics and biodistribution:  Current cellular therapies have an uncertain lifetime post-infusion. In some cases, the therapeutic benefits wane quickly. In others, the cells will continue to divide, expand and potentially transform unpredictably over an extended period of time.

  Additionally, these cellular therapies can extravasate in an untargeted manner into healthy tissues throughout the body, which may result in severe adverse effects.

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Costly manufacturing and delayed treatment:  Most previous and current cellular therapies are autologous, meaning they must be derived from a patient's own cells to avoid rejection by the immune system. This results in a strictly customized, one-to-one manufacturing process for each individual patient, which is costly and difficult to scale, and a complex supply chain that can delay treatment for critically ill patients. Moreover, this approach does not allow for an industrialized effort that can be leveraged to rapidly develop additional product candidates.

Advantages and versatility of our RED Platform and RCTs

Our discoveries and innovations in genetic engineering and cell culture processes allows us to leverage the inherent benefits of RBCs. We believe our RED Platform and RCTs represent a transformative step in the evolution of cellular therapies as they are designed to confer desirable attributes for a next-generation cellular therapy, including the following:

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Broad therapeutic applications:   We have engineered hundreds of RCTs to have therapeutic potential across many areas, such as rare diseases, cancer, autoimmune diseases, cardiovascular diseases, metabolic diseases and infectious diseases. These RCTs can be designed to express immune-shielded enzymes or other proteins within the cell and diverse proteins on the cell surface, including combinations of proteins for (1) potent cell-cell interaction with T cells, NK cells or other cells; (2) tissue localization; and (3) induction of immune tolerance.

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Advantageous tolerability:  Since RCTs lack a nucleus, they possess no genetic material and do not divide following infusion into patients. As a result, we believe our RCT product candidates will pose less risks than those associated with other cellular therapies, which have caused cytokine release syndrome, neurotoxicity and mortality and carry the potential risk of inducing oncogenicity.

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Ready-to-use cellular therapies:   O negative donor blood is routinely used for blood transfusions and can be transfused into approximately 95% of people. Similarly, RCTs are produced from O negative donor blood stem cells and are therefore allogeneic, ready-to-use cellular therapies that we believe will be tolerated by almost all patients.

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Defined life in circulation and convenient dosing:  RBCs have a circulating time of approximately 120 days. We expect our RCTs to benefit from this long circulation time, resulting in more consistent pharmacodynamics and convenient dosing regimens thereby improving compliance and real-life efficacy. Furthermore, a single proposed RCT dose will constitute less than 1% of normal red cells in a patient's circulation.

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Predictable biodistribution:   RBCs normally reside only in the vasculature, the spleen and the liver and do not otherwise extravasate into other healthy tissues. In patients with cancer, however, RBCs leave the blood vessels via leaky tumor neo-vasculature and enable us to target tumors with our RCTs. Further, the biodistribution into the spleen allows for RCTs designed to act as tumor antigen presenting cells to stimulate the immune system to mount an attack against cancer. Lastly, we believe that the biodistribution of RCTs expressing autoimmune disease-causing antigens to specialized cells in the liver can induce tolerance and improve the signs and symptoms of autoimmune diseases. We anticipate that this predictable biodistribution will allow RCTs to trigger on-target desired effects while avoiding off-tissue engagement.

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Efficient product engine:  Our RED Platform provides a consistent product design and discovery approach where simply changing the added gene or genes that encode the biotherapeutic proteins that confer the intended therapeutic benefit allows us to develop new product candidates targeting different diseases.

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Scalable and flexible manufacturing:  We manufacture RCTs in bioreactors that we intend to scale to thousands of liters. A single donor will allow us to manufacture up to thousands of doses. As a result, we expect the cost of goods sold for RCTs to be significantly lower than existing cellular therapies, such as CAR-Ts. We manufacture RCTs using well-characterized and validated lentiviral vectors. Cellular engineering approaches, such as viral and non-viral transduction systems and mRNA delivery, can also be applied to RCTs which may provide additional product benefits and cost advantages.

Our strategy

Our vision is to pioneer the creation of life-changing or life-saving and ready-to-use RCTs for patients with severe diseases. To achieve our vision, we are executing a strategy with the following key elements:

Establish RCTs as a new class of medicines, demonstrating their potential across three initial product categories: rare diseases, cancer and autoimmune diseases. We apply a rigorous and capital-efficient approach to prioritize our product candidate pipeline, focusing on unmet need, feasibility, speed to proof-of-concept, easy-to-measure validated endpoints and commercial potential. Based on these criteria and the extensive preclinical data that we have generated, in the first quarter of 2019, we plan to file an IND for RTX-134 for the treatment of PKU and INDs for additional RCT product candidates during 2019, 2020 and thereafter.

Efficiently advance multiple additional RCTs as product categories are validated following positive early proof-of-concept. We expect that early clinical success of our initial RCT product candidates could translate to other programs within the product category, validating our approach and enabling a rapid and efficient expansion of our rare disease, cancer and autoimmune disease product categories. For example, positive early clinical proof-of-concept for RTX-134 will validate the benefits of our approach for treating rare enzyme deficiency diseases using cellular shielding of potent enzymes and support our ability to successfully develop additional RCTs within this product category.

Pursue accelerated paths to marketing authorization. We are pursuing indications with high unmet medical needs that may allow us to pursue accelerated paths to product registration, such as breakthrough therapy designation or RMAT designation by the FDA. Similarly, we expect to pursue accelerated routes to marketing authorization in Europe and other regions.

Build a leading, fully integrated cellular therapy company. We are discovering, developing, manufacturing and may commercialize RCT products within certain product categories, such as rare diseases, due to the limited commercial infrastructure required to serve these markets. Following potential approval of additional RCT products, we will leverage this commercial infrastructure to deliver our therapies to patients.

Further strengthen our position as the pioneer of RCTs through continuous platform expansion and improvement. Our proprietary RED Platform allows us to rapidly identify new product candidates and includes a universal manufacturing process for all RCT product candidates. We will continue to invest in enhancing our platform and deepening our expertise in stem cell and red cell biology and optimizing the pharmacology of RCTs with the goal of delivering new therapies targeting additional indications. We plan to leverage our first-mover advantage in manufacturing RCTs as we scale-up our proprietary manufacturing platform. To fully support later-stage clinical development and commercial launch, we plan to ensure control over our supply chain, in part, through our intention to acquire and establish a multi-suite manufacturing facility.

Expand patient access to RCTs through strategic partnerships. Given the breadth of the therapeutic opportunity for RCTs, we believe entering into select strategic partnerships in a subset of therapeutic areas may provide an attractive avenue for expanding patient access to RCTs. The global reach and operational expertise within certain pharmaceutical companies may complement our growing organization in areas such as clinical operations and commercialization.

Maintain a strong culture, continuously attract new talent and build the world's leading center for red cell biology research and engineering. We are located in one of the world's leading hubs for biopharmaceutical innovation, which enables us access to world-class talent, leading academic investigators and key opinion leaders. We have leveraged our location to attract scientific talent and experienced, innovative leaders and have built a strong culture that is committed to delivering on our vision. In addition, we have assembled a scientific advisory board of leaders with deep expertise in red cell biology, process development and manufacturing as well as clinical experience across the therapeutic areas that we are initially targeting. We will continue to build a team of employees, advisors and collaborators with experience in the discovery, development, manufacture and commercialization of cellular therapies.

Initial therapeutic areas of focus

Based upon the totality of scientific and preclinical work to date, we believe that RCTs have broad potential therapeutic applications. Our initial focus will be advancing RCT product candidates with unique benefits for patients suffering from rare diseases, cancer and autoimmune diseases based on three modalities — cellular shielding, potent cell-cell interaction and tolerance induction.

Select RCT Modalities to Treat Rare Diseases, Cancer and Autoimmune Diseases

Rare diseases

We believe that RCTs may be used to treat certain rare diseases caused by a single genetic defect that results in the inactivation of a critical metabolic enzyme or bioactive protein. Manufacturing the missing protein or enzyme and infusing it into the patient may potentially correct this deficiency, but unfortunately many of these proteins or enzymes are highly immunogenic or poorly tolerated by patients, thereby limiting or, in some cases, preventing their therapeutic use. While biopharmaceutical companies are developing gene therapies for the treatment for several diseases caused by single genetic defects, this approach has historically been associated with unpredictable outcomes, including inconsistent efficacy and the potential for toxicity. In contrast, RCTs may provide the following benefits to patients suffering from rare diseases:

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Highly active therapy through cellular shielding:  RCT product candidates engineered to express enzymes and other proteins within the cell, including poorly tolerated non-human enzymes, effectively hide these proteins from the immune system, thereby shielding them from being neutralized or causing severe adverse effects, such as anaphylaxis. We expect these cellular shielding RCT product candidates will provide well-tolerated and predictable therapeutic benefits, which may enable their chronic use and adoption as the preferred treatment option for a number of rare diseases.

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Convenient dosing regimen:  Based on RBCs' approximate circulation time of 120 days, we expect our RCT product candidates will have substantially longer half-lives in patients compared to current treatments, many of which require a daily or weekly treatment regimen. This expected extended in vivo half-life would allow for a more convenient dosing regimen of monthly to quarterly infusions, which may drive higher compliance with therapy and improve real-life efficacy.

Our initial RCT product candidates in rare diseases include RTX-134 for the treatment of PKU, for which we have conducted a pre-IND meeting with the FDA and expect to file an IND in the first quarter of 2019. We anticipate RTX-134 will be followed by RTX-Uricase/URAT1 for the treatment of chronic refractory gout and RTX-CBS for the treatment of symptomatic homocystinuria.

Cancer

We believe that RCTs will have broad therapeutic applicability across a range of both solid and hematological cancers. Beyond standard chemotherapy and radiotherapy treatments that have historically been the mainstay of care, a growing number of small molecule, antibody, nanoparticle and cellular therapies are now being applied to the treatment of cancer. While extraordinary lifespan and quality of life gains have been made, many cancer patients fail to respond to therapy or relapse over time due to cellular escape mechanisms that make specific tumors unresponsive to these treatments. RCTs may provide the following benefits to cancer patients:

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Immune activation through potent cell-cell interaction:  Our RCT product candidates have been engineered to directly engage the adaptive immune system through T cell activation and the innate immune system through NK cell activation, thereby stimulating these cells to attack and kill tumors. We have observed in vitro and in vivo that our RCT product candidates bind and activate multiple existing and emerging immuno-oncology targets. Due to the high copy number of the expressed protein, which results in strong binding to cellular receptors and the ability to co-express multiple proteins on the surface of each RCT, surface-engineered RCTs may either (i) elicit potent immunostimulatory effects in hot tumors, which are immunogenic tumors due to higher rates of mutations, T cell infiltration or checkpoint proteins, or (ii) enable cold tumors, or non-immunogenic tumors, to become hot and then drive immunostimulatory effects.

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Tumor starvation:  We have developed RCT product candidates that express enzymes designed to deplete essential amino acids from the tumor microenvironment. This approach can starve a fast-growing tumor of a metabolite that is essential for its growth and proliferation. This approach has shown potential in certain pediatric cancers although enzymes used for this approach are often highly immunogenic and poorly tolerated. We believe that shielding these enzymes from the immune system can reduce immunogenic side effects, prolong therapeutic exposure and thus lead to a more efficacious therapy.

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Tumor targeting and killing:  Our RCT product candidates have been generated with high copy numbers of tumor-binding and tumor-killing proteins on their surface. By virtue of the high copy number and presentation of these proteins via membrane attachment, we believe that these RCT product candidates will demonstrate high target binding strength on the surface of cancer cells and drive potent anti-tumor responses. As RCTs distribute into tumors via leaky neo-vasculature, we believe that this tumor targeting and tumor cell killing approach will drive robust response rates. Furthermore, the ability to selectively engage immune cells in the tumor microenvironment may limit the on-target/off-tissue side effects seen with other immuno-oncology therapies.

We are developing a cancer pipeline of RCTs targeting T cells, NK cells, dendritic cells and tumor cells. Our first RCT product candidate in cancer is RTX-212, which we expect to initially study in patients who have progressed on checkpoint inhibitor therapy across a range of solid tumor types and in patients with acute myeloid leukemia following hematopoietic stem cell transplant. Additionally, we are advancing tumor-targeted RTX-4-1BBL for the treatment of multiple cancers, such as esophageal cancer and non-small cell lung cancer, as well as RCTs that function as artificial antigen-presenting cells with an initial focus on treating tumors that express the tumor-associated antigens NY-ESO-1, MAGE-A peptides and hTERT.

Autoimmune diseases

Our RCT product candidates have shown potential in preclinical studies for the treatment of autoimmune diseases. Available therapies for autoimmune diseases have significant limitations because these therapies are required to be administered on a chronic, lifelong basis. Many patients fail to respond adequately and many patients' diseases will eventually progress despite continued therapy, requiring new approaches to treat their disease. Furthermore, these existing treatments are associated with side effects that include opportunistic infections, lymphoma and in some cases severe and even fatal infusion reactions. We believe RCTs can be designed to more specifically modulate complex counter-regulatory immune responses and enable greater efficacy with lower toxicity, potentially providing treatments for a number of diseases with high unmet need. Specifically, RCTs may provide the following benefits to patients suffering from autoimmune diseases:

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Induction of peripheral tolerance:  We believe the processing of RCTs that express autoimmune disease-causing antigens by specialized cells in the liver can induce tolerance and improve the signs and symptoms of autoimmune diseases. Our preclinical data suggests that RBCs are capable of inducing peripheral tolerance to RBC-bound antigens, which is the ability to prevent these antigens from triggering dangerous responses to the body's own tissues. We have observed the feasibility of this approach in preclinical studies in models of neurodegeneration and diabetes and believe that many proteins presented on RCTs should benefit from this tolerance induction. We believe our autoimmune RCT product candidates have the potential to be curative therapies for antigen-induced autoimmune diseases, such as pemphigus vulgaris, Type 1 diabetes and hemophilia with acquired coagulation factor inhibitors.

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Cytokine neutralization:  The high copy number and thereby high local density of a binding protein on the surface of an RCT enables efficient sequestration and neutralization of soluble targets in circulation. This may also limit off-target effects by confining the binding protein to the vasculature through expression on the RCT cell surface. In preclinical studies, we have observed the ability of RCTs to bind cytokines and foreign proteins with high affinity and thereby neutralize their function. For example, we have observed the ability of an RCT that expresses an anti-TNF-alpha protein on its cell surface, to neutralize lethal doses of TNF-alpha in preclinical studies.

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Antibody clearance:  High affinity capture of antibodies on RCTs could allow for effective neutralization and clearance of pathological antibodies for the potential treatment of autoimmune diseases, such as idiopathic thrombocytopenia. Clearance may be enhanced when surface binding is complemented with a surface-expressed protease, resulting in the destruction of the pathological antibody. We have observed the ability of RCTs to bind to circulating antibodies both in vitro and in vivo. We have also co-expressed antibody binders and proteases on the surface of RCTs and observed that they are active.

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Targeting and inhibiting immune cells:  We have engineered RCTs to induce the inhibition of immune cells through targeting of these cells and activation of checkpoint inhibitor targets on their cell surfaces.

We have generated RCT product candidates that express antigens either within the cell or on the cell surface, which we believe could treat antigen-specific autoimmune diseases, such as pemphigus vulgaris and Type 1 diabetes. We are currently assessing these RCT product candidates and expect to select our first clinical candidate for treatment of autoimmune diseases in 2019.

Our product candidate pipeline

We are building a broad and diverse pipeline of RCT product candidates in rare diseases, cancer and autoimmune diseases. We plan to file an IND for RTX-134 for the treatment of PKU in the first quarter of 2019 and INDs for additional RCT product candidates during 2019, 2020 and thereafter. Our first product candidates were selected based on: potential to address unmet medical needs; feasibility as determined by our preclinical research and development efforts; potential to rapidly achieve proof-of-concept based on easy-to-measure validated regulatory endpoints; and significant commercial potential.

An overview of our programs and their status is illustrated below:

  Definitions: CBS—cystathionine beta synthase; OxOx—oxalate oxidase; ALAD—aminolevulinic acid dehydratase; AIP—acute intermittent porphyria; aPD1 progress/refract.—patients progressed on or refractory to anti-programmed death receptor 1 monoclonal antibody; R/R AML—acute myeloid leukemia; HSCT—hematopoietic stem cell transplant; APC—antigen presenting cell; T1DM—Type 1 diabetes mellitus.

Rare diseases

Our initial rare disease programs target enzyme deficiencies with limited treatment options. Our RED Platform allows us to explore a broader range of human, non-human, engineered and combinations of enzymes with higher activity than those available to companies developing native or pegylated products. Clinical trials in rare disease indications are of a relatively short duration, of modest size and employ validated biomarkers that can be used to highlight initial efficacy and support product approval.

RTX-134 for treatment of classic and moderate phenylketonuria

Indication / opportunity

PKU is caused by a deficiency of functional phenylalanine hydroxylase, or PAH, which is the enzyme that breaks down dietary phenylalanine, or Phe. Phe is an essential amino acid found in many foods including milk, eggs, beef and soybeans. Patients with PKU are unable to break down Phe and the resulting high levels of Phe can cause motor dysfunction, psychiatric disorders and irreversible brain damage.

Newborn screening programs, which were implemented in the 1960s and 1970s, are used throughout the developed world to identify children with PKU and, as a result, virtually all patients with PKU under the age of 40 have been diagnosed at birth. It has been estimated that the incidence of PKU in the United States is one in 12,707, which translates to approximately 300 cases per year with an overall prevalence of 15,000. It has also been estimated that the prevalence of PKU in the E.U. is 25,000. Worldwide, the estimated prevalence is 50,000. The clinical presentation of PKU ranges from mild to severe, with blood Phe levels measured to determine disease severity. In Classic PKU, Phe levels are 1,200 μmol/L or greater; in Moderate PKU, Phe levels range from 600 to 1,200 μmol/L; and in Mild PKU, Phe levels are below 600 μmol/L.

Patients with Classic PKU comprise approximately 40% of all PKU patients in the United States, are at greatest health risk and are the most difficult to treat. Typical symptoms in children with Classic PKU include seizures, behavioral problems and delayed development. Without proper treatment, progressive motor dysfunction is inevitable. Studies have indicated that for each 300 μmol/L rise in average Phe for those aged five to eight years, patient's IQ fell by four to six points. Adults with Classic PKU exhibit a range of symptoms, including deterioration in executive function (such as language, memory, learning), attention deficit issues, depression, anxiety, impaired affect and autistic features and Parkinsonian-like tremors. These manifestations of the disease result in a profoundly impaired quality of life and an inability to comply with treatment, potentially resulting in further deterioration of executive function.

Patients with Moderate PKU represent approximately 20% of all PKU patients in the United States. They can often manage their disease by adhering to a tightly restricted, protein free diet. However, if the disease is not managed diligently, these patients remain at risk of intellectual disability and are likely to exhibit signs of neuropsychological disturbances. Patients with Mild PKU, who represent the remaining 40% of all U.S. PKU patients, are at a lower risk for impairments in executive function but may still benefit from treatment if Phe levels are above 120 μmol/L.

Our initial target patient population for RTX-134 will be Classic and Moderate PKU patients with Phe levels greater than or equal to 600 μmol/L.

Limitations of current therapies

Treatment in the first decade of life is essential in realizing optimal clinical outcomes for PKU patients. The current mainstay of therapy for PKU is an extreme restriction of dietary Phe and requires that patients purchase expensive and unpalatable specially formulated medical foods. Since breast milk contains Phe, pediatric patients are started on a low Phe regimen at birth and plasma levels are monitored weekly until age five. In general, with great effort, parents are able to manage the diet of the youngest children with PKU and most are well controlled.

Target Phe levels in adolescence and adulthood are less clear but it is generally accepted in the United States that patients with Phe levels below 600 μmol/L are at lower risk of cognitive impairment over time. Guidelines suggest that dietary restrictions should continue indefinitely, however compliance tends to wane as patients age and enter school. Adolescents with PKU may find it challenging to comply with the extreme dietary restrictions that are required to control their Phe levels, and since they are undergoing active neural maturation they are particularly at risk of cognitive impairment. Only a minority of adult patients are well controlled based upon diet alone. Once dietary compliance falters, the odds that a patient will return to treatment becomes less likely over time. In addition, the long-term outcome of extreme protein restriction in patients is not clear and there are clinical studies ongoing to assess the impact on bone and renal health.

Sapropterin dihydrochloride, or sapropterin, is currently the only therapy that is approved in the United States to treat PKU. Sapropterin is an oral synthetic version of BH4, a cofactor that is required for PAH activity. Administering this cofactor can be helpful for patients with existing but ineffective PAH. Clinical data, however, suggests that sapropterin is not fully effective in lowering high serum levels of Phe back to normal levels and it must be used in conjunction with a low Phe diet. Sapropterin is used in fewer than 15% of PKU patients, in part due to lack of efficacy in patients with more severe Classic PKU.

Phenylalanine ammonia lyase, or PAL, is a naturally occurring enzyme that is primarily found in some plants and fungi and which converts Phe to ammonia and trans-cinnamic acid, or TCA. TCA is subsequently cleared from the body through urinary excretion. Although administration of PAL has been shown to reduce Phe levels in preclinical studies and clinical trials of PKU patients, it has also been found to be highly immunogenic.

Pegvaliase, a pegylated version of PAL, was approved in May 2018 by the FDA to reduce blood phenylalanine concentrations in adult patients with phenylketonuria who have uncontrolled blood phenylalanine concentrations greater than 600 micromol per liter on existing management. However, in its registrational trials, neutralizing antibodies were detected in 249 out of 284, or 88%, of the patients and many of the patients that participated in the first phase (PRISM 1) failed to reach the target of a 20% reduction in Phe, which was the entry criteria for the placebo-controlled phase (PRISM 2). In addition, pegvaliase caused hypersensitivity reactions and anaphylaxis, which necessitated an extended tolerization schedule resulting in months of delay to reach a therapeutic dose. The drug's black box warning label indicates that the first injection should be administered under the supervision of a healthcare provider equipped to manage anaphylaxis, and then should be administered as a daily subcutaneous injection, which makes compliance with the treatment regimen difficult, particularly as patients go through this extended tolerization period. Physicians are instructed, per the black box warning label, to prescribe auto-injectable epinephrine, and patients are instructed to carry one at all times while on therapy.

Pegvaliase is expected to be priced at $488 per unit wholesale acquisition cost, and BioMarin expects that, when taking compliance and discounts into account, the cost per patient per year will be $192,000. Even in the absence of pegvaliase treatment, the cost of care for PKU patients can add up to more than $100,000 per year, which can include costs for medical foods and current therapies. Additional inpatient mental health and residential medical facility care for patients can cost between $60,000 and $200,000 per year depending on the patient's level of intellectual and functional disability. These are only the most significant direct costs and do not include the indirect economic impact of an impaired ability to work or maintain meaningful employment.

Overall, treatment options for the majority of Classic and Moderate PKU patients are limited. We believe that an RCT product candidate that expresses PAL has the potential to overcome the limitations of existing therapies and offer relief to patients suffering from PKU.

Product candidate description and preclinical data

RTX-134 is an RCT product candidate that we have genetically engineered to express PAL in the cytosol of the RCT. We expect RTX-134 will reduce Phe to clinically meaningful levels through infrequent, low volume intravenous infusions. We plan to apply for orphan drug designation for RTX-134.

In preclinical studies, we have observed that PAL is highly active when expressed in the cytosol of RTX-134 as measured both by reduction in Phe and concomitant generation of TCA. We have also observed that Phe uptake into RTX-134 is not rate limiting for its activity.

In Vitro Reduction of High Levels of Phe and Concomitant Generation of TCA by RTX-134 in Human Serum

In preclinical mouse studies, we observed that PAL expressing murine RCTs, or mRCT-GFP-PAL, have a circulation time of approximately 50 days, which is equivalent to the normal circulating time of mouse RBCs. Based upon this finding, we expect RTX-134 to have an approximate circulating time of up to 120 days in PKU patients, the normal circulating time of human RBCs.

Circulation Time of mRCT-GFP-PAL

Based on available clinical data from PKU patients and our preclinical data, we have developed a pharmacodynamic model for RTX-134 to project the RTX-134 starting dose in the first clinical trial in PKU patients that will reduce Phe levels below 360 μmol/L and 600 μmol/L, which are the target Phe levels in the United States and Europe, respectively. We project that the PAL activity of RTX-134 is two to 3-fold higher than necessary to achieve the targeted clinical response.

Pharmacodynamic Model Informs PAL Activity Target for RTX-134

Clinical development

Following a pre-IND meeting with the FDA, we have established a path for the clinical trial of RTX-134 in patients with PKU. As part of our pre-IND meeting, the FDA clarified its requirements for IND-enabling, nonclinical pharmacology and toxicology studies. We expect to complete these studies by late 2018. The FDA also reviewed the RTX-134 manufacturing process, product release criteria and clinical trial design, which provided us with guidance to begin preparing for this trial. We believe this guidance will lay the foundation for the manufacturing of future RCT product candidates that we intend to advance into clinical trials.

In our initial open-label, Phase 1/2a trial of RTX-134, we expect to enroll approximately 25 to 35 adult PKU patients to identify the preliminary safety profile, an active dose and dosing interval. We are designing this clinical trial to begin dosing at what we believe is an active dose. RTX-134 efficacy in PKU patents will be determined by measuring reduction in Phe, the efficacy endpoint in the pivotal trials of sapropterin and pegvaliase. Additional endpoints include RTX-134 pharmacokinetic and pharmacodynamic measurements. We expect this trial to take approximately 12 months to enroll and plan to report data from the trial in 2019. Assuming successful Phase 1/2a trial results, we expect to advance RTX-134 to a registrational trial using an adaptive Phase 2/3 design as well as begin a pediatric trial.

RTX-Uricase/URAT1 for treatment of chronic refractory gout

Indication / opportunity

Gout is a metabolic and inflammatory disease often affecting middle-aged to elderly men and postmenopausal women. After years of repetitive attacks, patients develop chronic refractory gout, which is characterized by the buildup of tophi, or deposits of uric acid crystals in the joints, kidney and heart. Tophi can lead to the development of chronic arthritis and an increased risk of developing kidney stones, chronic renal insufficiency and cardiovascular disease. Once patients reach this stage, they generally suffer multiple attacks every year.

The prevalence of gout increases with age and risk factors include insulin resistance, obesity, and a diet rich in meat and seafood. The number of patients diagnosed with gout in the United States is estimated to be approximately eight million and is increasing with population growth. In Europe, prevalence is equal or close to that in the United States at this time. Approximately 50,000 to 60,000 gout patients in the United States per year fail all therapy and are considered chronic refractory.

Limitations of current therapies

Patients who experience at least two attacks per year or present with tophi are considered candidates for uric acid-lowering therapy. Three classes of therapies are currently approved for decreasing uric acid levels: xanthine oxidase inhibitors, uricosuric agents and uricase agents.

The first-line standard of care for gout is xanthine oxidase inhibition, which blocks uric acid synthesis, and is an effective treatment option for many. For patients who require more control or who are contraindicated, the uricosuric agent, lesinurad, may be prescribed. Lesinurad is an oral inhibitor of URAT1, which is the transporter that mediates reuptake of uric acid from the proximal tubules of the kidney and drives renal elimination of uric acid. Lesinurad carries a black box warning associated with renal toxicity and is contraindicated in patients with renal impairment.

Chronic refractory patients are candidates for pegloticase, which converts uric acid into allantoin, which is then excreted via the kidneys. Pegloticase is the only currently approved uricase agent available for the treatment of chronic refractory gout. Pegloticase, while generally considered effective, has several shortcomings. It carries a black box warning for anaphylaxis and there have been serious cardiovascular events associated with pegloticase. Furthermore, its administration is inconvenient with patients having to undergo a four-hour premedication/infusion process once every two weeks.

The economic burden of chronic refractory gout is driven by a combination of emergency room visits, bedridden days and recurring loss of economic productivity. Over time, the progression of the disease may result in long-term disability. Beyond these costs, patients with recurring attacks and higher serum uric acid levels also suffer high rates of hypertension, renal impairment, chronic kidney disease, dyslipidemia and ischemic heart disease.

Overall, treatment options for the majority of the chronic refractory gout patients are limited. We believe that an RCT product candidate that expresses uricase has the potential to overcome the limitations of existing therapies and offer relief from debilitating and crippling pain to the tens of thousands of patients suffering from chronic refractory gout. Based on the expected tolerability profile, RCT-Uricase/URAT1 may also have applications in a broader chronic gout population as prior lines of therapy carry black box safety warnings.

Product candidate description and preclinical data

RTX-Uricase/URAT1 is an RCT product candidate that we have genetically engineered to express hundreds of thousands of copies of uricase and URAT1, a uric acid transporter that ensures optimal uptake of uric acid into the cell. We expect that RTX-Uricase/URAT1 will augment a patient's ability to clear uric acid, meaningfully reduce uric acid levels in the blood, and reduce the frequency of painful attacks and number of tophi. We also believe that the shielding of uricase in our RCT will avoid the safety concerns associated with the administration of pegloticase. We anticipate that RTX-Uricase/URAT1 will require monthly or less frequent dosing with low volume intravenous infusions. We plan to file for orphan drug designation given the small, well-defined patient population and the unmet need.

Similar to the clinical candidate development approach that we used for RTX-134, we have developed a pharmacodynamic model for RTX-Uricase/URAT1 and have determined the target uricase activity needed to achieve clinically meaningful reductions in uric acid. As part of our lead development and optimization process, we have demonstrated that RCTs expressing uricase or URAT1 meet the targeted expression and activity levels and have demonstrated co-expression of uricase and URAT1 for RTX-Uricase/URAT1.

Clinical development

We plan to study RTX-Uricase/URAT1 in patients with chronic refractory gout. Based on recent trials for other product candidates for the treatment of chronic refractory gout and pending confirmation with the FDA, we estimate that a Phase 1/2a trial comprised of approximately 25 patients would enable dose escalation and expansion cohorts with the objectives of determining the safety profile, appropriate RTX-Uricase/URAT1 dose and dosing interval needed to achieve serum uric acid of less than 6 mg/dL. At uric acid levels below 6 mg/dL, uric acid crystals do not form and crystals already formed begin to dissolve. This target goal for demonstrating efficacy in chronic treatment refractory gout patients has been accepted by the FDA and the EMA and was the basis for approval of pegloticase.

RTX-CBS for treatment of homocystinuria

Indication / opportunity

Homocystinuria refers to a group of enzyme deficiency disorders that result in elevated levels of circulating homocysteine, or Hcy, and its metabolites. The majority of homocystinuria patients suffer mutations of a gene that regulates the production of the enzyme known as cystathionine beta-synthase, or CBS, which is required for the conversion of Hcy to cystathionine.

Homocysteine is a highly reactive amino acid that can cause lipid peroxidation and DNA damage, cellular metabolic disruption, programmed cell death and immune activation, which all contribute to atherogenesis, or the formation of abnormal plaques in the inner lining of blood vessels. Elevated levels of homocysteine result in a wide range of deforming and debilitating symptoms. By age three, failure to thrive is generally apparent and partial dislocation of the lens of the eyes and severe myopia are common. Without treatment, children may suffer from progressive and severe neurodegeneration. In addition, many of these children will develop psychiatric disturbances and experience seizures. A failure to effectively treat patients over time can also result in aberrant musculoskeletal development, including Marfanoid features, characterized by abnormally long limbs and digits and scoliosis, or spinal curvature. Patients with homocystinuria suffer from extreme hypertension and are at an elevated risk for the development of thromboembolisms. If untreated, approximately 50% of patients will have a thromboembolic event and the overall mortality rate is approximately 20% by age 30.

The signs and symptoms of homocystinuria typically develop within the first year of life, but some mildly affected patients may not develop symptoms until later in life, particularly because this is a progressive disorder. Patient population estimates range widely, but the National Organization for Rare Disorders suggests a worldwide prevalence of 1:344,000, which when applied to the combined U.S. and E.U. population of 830 million would suggest an initial treatment market of approximately 2,400 diagnosed patients in these regions. However, this is potentially an underrepresentation of the true population size as the literature suggests that current newborn screening tests may not be adequately sensitive or specific. This suggestion is further reinforced by the fact that patients may present with thromboembolism later in life, without a prior diagnosis. Finally, studies based on genotyping rather than clinical diagnosis conducted in Europe suggest a much higher prevalence of potentially asymptomatic patients. The burden and cost of care for homocystinuria is high as the major clinical manifestations of the disease include mental retardation, dislocation of the optic lens, skeletal deformity and potentially fatal thromboembolic crises.

Limitations of current therapies

The general therapeutic goal for homocystinuria is to reduce serum and cellular Hcy accumulation and thus limit the development of existing symptoms and prevent the onset of new symptoms. Early diagnosis, treatment and aggressive diet restriction have been shown to slow the progression of disease as well as to reverse some of the symptoms. Treatment practice varies widely and compliance with diet drops with age. High-dose pyridoxine, or vitamin B6, is a treatment capable of relieving some clinical symptoms of disease for approximately half of all homocystinuria patients. Even for those for whom it is effective, though, it carries the significant limitations of requiring a moderately restrictive diet and the risk of overdosing. Meanwhile, patients who do not respond to vitamin B6 treatment remain subjected to a stringent protein restricted diet along with a methionine-free amino acid formulation supplement, which they are often not able to maintain.

An oral betaine anhydrous solution is the only approved drug for homocystinuria. Physicians' use of betaine varies widely in practice and there is preclinical data to suggest that patients become non-responsive to betaine supplementation resulting in waning efficacy over time.

Overall, treatment options for most patients with homocystinuria are limited. We believe that an RCT product candidate that expresses CBS has the potential to overcome the limitations of existing therapies and offer relief to patients diagnosed with homocystinuria and ultimately reduce the risk of thromboembolisms and cardiac events in those patients that present without symptoms.

Product candidate description and review of preclinical data

RTX-CBS is an RCT product candidate that we have genetically engineered to express hundreds of thousands of copies of CBS in the cytosol of the cell. We expect RTX-CBS will replace the patient's missing or ineffective enzymes and rapidly drop total plasma homocysteine, or tHcy, levels to clinically meaningful targets through infrequent, low volume intravenous infusions.

Similar to RTX-134 and RTX-Uricase/URAT1, we have established a pharmacodynamic model to determine the target CBS activity required for clinical activity and to project clinical dose levels and frequency. CBS expression refinement in RTX-CBS is still ongoing and we are characterizing the transport of Hcy and serine into RTX-CBS and secretion of cystathionine out of the cell to determine whether or not co-expression of a transporter may be required.

Clinical development

Our target indication for RTX-CBS will be the treatment of patients suffering from symptomatic homocystinuria who are unresponsive to vitamin B6 therapy. Pending confirmation by the FDA, we expect that reduction in plasma tHcy levels to be below 50 μM will be an acceptable primary endpoint for our Phase 1/2a and registrational trials. We plan to conduct a Phase 1/2a trial of RTX-CBS in 20 to 25 children diagnosed with symptomatic homocystinuria based on genetic confirmation of CBS mutation and plasma tHcy equal or greater than 100 μM. The Phase 1/2a trial of RTX-CBS will include dose escalation and expansion cohorts to determine the safety profile, appropriate dose and dosing interval of RTX-CBS necessary to maintain plasma tHcy below clinical target levels. As the disease is primarily diagnosed in pediatric patients and can be lethal, we will explore the potential for obtaining a rare pediatric disease priority review voucher from the FDA.

Rare diseases discovery research

Our RED Platform has generated RCT product candidates that shield immunogenic enzymes and express transporters on their surface. As a result, we believe that we can design RCTs to address many rare diseases where pathogenic metabolites build up. We are using the same RCT product candidate development approach as applied for RTX-134, RTX-Uricase/URAT1 and RTX-CBS to develop a portfolio of RCTs for treatment of a range of rare diseases. One example is RTX-OxOx, which expresses oxalate oxidase for the treatment of second-line hyperoxaluria, a condition characterized by recurrent kidney and bladder stones, which can result in end stage renal disease in severe cases. A further example is RTX-ALAD, which expresses delta-aminolevulinic acid dehydratase for the treatment of acute intermittent porphyria, a disease characterized by bouts of pain, nausea and disorientation, which can require hospitalization and result in long-term neurological damage. Arginase deficiency is another rare disease caused by pathogenic metabolite build up that can cause poor growth, seizures, spasticity, developmental delay, loss of developmental milestones and intellectual disability, which we believe our RCTs may be able to treat.

Cancer

We believe that RCTs will have broad therapeutic applicability across a range of both solid and hematological cancers and are developing a pipeline of RCTs that target T cells, NK cells, dendritic cells, tumor cells, or combinations thereof. Our initial RCT product candidates in cancer are based on a 4-1BBL backbone, a ligand that binds to and activates the co-stimulatory receptor 4-1BB, an important regulator of the immune system.

Our lead product candidate for the treatment of cancer is RTX-212, a combination RCT expressing both 4-1BBL and IL-15TP, a fusion of the IL-15 and IL-15 receptor alpha, which synergizes with 4-1BBL to activate and expand both T cells and NK cells. We believe that RTX-212 provides a potentially transformative and differentiated approach to treating patients suffering from solid or hematological tumors that respond to immunotherapies as well as tumors that are or have become resistant or refractory to immunotherapies, including checkpoint inhibitors. We expect to initially study RTX-212 in patients who have progressed on checkpoint inhibitor therapy across a range of solid tumor types and in patients with acute myeloid leukemia following a hematopoietic stem cell transplant.

We are also exploring tumor-targeted RCTs that co-express 4-1BBL and single-chain variable fragments, or scFvs, that bind to tumor antigens. We expect tumor-targeted RTX-4-1BBL to provide a potent, selective and potentially safe treatment for hot tumors either as a monotherapy or in combination with checkpoint inhibitors. We plan to study RTX-4-1BBL for the treatment of a broad range of vascular, hot tumors that express certain tumor antigens.

Additionally, we are advancing RCTs that function as artificial antigen presenting cells, or aAPCs. Our initial focus is on displaying tumor antigens fused to major histocompatibility complex class I, or MHC I, on the surface of RCTs that also express 4-1BBL. We expect to study one or more of these RTX-aAPCs in patients with tumors that express these antigens.

RTX-212 and tumor-targeted RTX-4-1BBL

RTX-212 has been engineered to act as a combination therapy that stimulates both the adaptive and innate arms of the immune system. We believe this synergistic activity has the potential to provide the following therapeutic benefits:

•
Improved anti-tumor activity in tumors that are responsive to immunotherapy through broad and sustained activation of the immune system:  RTX-212 drives robust stimulation of both T cells and NK cells as 4-1BBL and IL-15TP are simultaneously presented in high copy numbers to these immune cells, thereby simulating the natural immune synapse formation between the APC and the T cell, as well as the tumor cell and the NK cell. Our expected circulation time for RTX-212 should drive continuous immune system stimulation for the duration of treatment. We expect this to result in improved response rates, progression free survival, or PFS, and overall survival, either as monotherapy or in combination with checkpoint inhibitors.

•
Prevention of resistance to immunotherapy:  T cells recognize and kill cancer cells via MHC I. A recognized mechanism of tumor resistance to checkpoint inhibitors is loss of MHC I expression which makes the cancer less susceptible to T cell mediated killing. However, loss of MHC I makes the tumor susceptible to recognition and killing by the NK cells that have been expanded and activated by RTX-212. We therefore expect that RTX-212 used either alone or in combination with immunotherapies will prevent the emergence of resistance to T cell mediated killing through potent NK cell activation and expansion.

•
Efficacious in tumors that are resistant or refractory to immunotherapy:  We expect RTX-212 to provide therapeutic benefits to patients who have progressed on checkpoint inhibitors. In these patients, we expect that RTX-212 will promote tumor killing through NK cell and T cell activation and expansion.

•
Tolerability:  We expect RTX-212 to be confined to the vasculature, spleen and liver and, because of its leaky neo-vasculature, the tumor itself. We believe this makes RTX-212 less likely to trigger on-target/off-tissue effects. Direct systemic administration of cytokines, including IL-15 and other interleukins, is currently limited by safety and tolerability concerns which result in a narrower therapeutic window.

We have engineered tumor-targeted RTX-4-1BBL to act as a potent, localized and therefore selective stimulator of T cells in the tumor microenvironment. We believe that this potent, localized and selective activation of the adaptive immune system has the potential to provide the following therapeutic benefits:

•
Improved anti-tumor activity in vascular, hot tumors:  We expect tumor-targeted RTX-4-1BBL to access the tumor microenvironment through leaky neo-vasculature, bind to specific antigens on tumors and drive greater stimulation of activated T cells in the tumor microenvironment than anti-4-1BB agonists previously tested by others. By virtue of the high copy number and cell surface presentation of tumor antigen binding scFvs, we believe that tumor-targeted RTX-4-1BBL will demonstrate high target binding strength on the surface of cancer cells and expect this to result in improved response rates, PFS and overall survival either as monotherapy or in combination with checkpoint inhibitors.

•
Safety and tolerability:  We expect tumor-targeted RTX-4-1BBL to selectively localize in tumors that express the targeted tumor antigen. We believe this reduces the likelihood of triggering on-target/off-tissue effects. Direct systemic administration of co-stimulatory agonists, including anti-4-1BB agonistic monoclonal antibodies, by others has resulted in broad systemic biodistribution and caused significant side effects thereby limiting their therapeutic use. We believe that tumor-targeted RTX-4-1BBL will overcome these limitations.

RTX-212 and tumor-targeted RTX-4-1BBL for treatment of solid tumors

Current therapies and their limitations

Checkpoint inhibitors, such as anti-programmed death receptor-1 antibodies, or anti-PD-1 antibodies, act by inhibiting tumor suppression of the adaptive immune system in cancer patients and have significantly extended survival in multiple solid tumor types, particularly in patients with advanced cancers. The vast potential of checkpoint inhibitors is highlighted by market projections that estimate sales for this class of drugs could reach $50 billion in 2024. Despite the encouraging efficacy of checkpoint inhibition for some patients, overall response rates remain relatively low and range, on average, from 25% to 50%. Unfortunately, even when patients do respond, many still progress within six to 12 months depending on the cancer and the therapeutic intervention. Clinicians and biopharmaceutical companies are increasingly evaluating combination therapies to improve response rates and to expand the size of the treatable population.

Preclinical data for tumor-targeted RTX-4-1BBL

We have observed that RTX-4-1BBL, which expresses 4-1BBL on the cell surface, drives potent T cell activation as measured by a standard in vitro assay in which intracellular signaling of NFkB, a protein complex that controls immune system responses, is measured using Jurkat cells, a human T cell line. As presented in the following chart, we observed activation up to 15-fold more potent than the activation generated by the agonistic anti-4-1BB monoclonal antibody, utomilumab, which others have tested in cancer patients. We used RCT-CTRL, a cultured red cell that does not express an active protein, as a negative control. Furthermore, we observed in this in vitro assay that increasing the copy number of the 4-1BBL protein on RTX-4-1BBL results in a clear dose-response for immune activation. We have therefore engineered the expression of 4-1BBL on our RCT product candidates to maximize T cell activation.

NFkB Activation by RTX-4-1BBL in Jurkat Cells

We observed that RTX-4-1BBL stimulates primary CD8+ and CD4+ T cells to proliferate and become activated, as measured by the production of two cytokines released by activated T cells that are central to the human immune response, interferon gamma (IFNg) and tumor necrosis factor alpha (TNFa). RTX-4-1BBL stimulated a four to six-fold and two to three-fold increase in CD8+ and CD4+ T cells, respectively, and up to a three-fold increase in IFNg and TNFa production. In contrast, utomilumab alone did not stimulate any measurable proliferation and only minimal activation of T cells when compared to RCT-CTRL. We believe that the potent T cell stimulating activity of RTX-4-1BBL is due to high expression of 4-1BBL on the cell surface in its natural, trimeric conformation, simulating the immune synapse that is formed between APCs and T cells.

In Vitro Proliferation and Activation of Primary CD8+ and CD4+ T Cells by RTX-4-1BBL

In preclinical mouse studies, we have observed that a murine version of RTX-4-1BBL, or mRCT-4-1BBL, drove potent stimulation of CD8+ T cells and key subpopulations of CD8+ T cells, such as proliferating CD8+ memory T cells, CD8+ effector T cells and Granzyme B+ CD8+ T cells, which are important for improved and sustained clinical response rates in cancer patients. The data presented in the following charts suggests that mRCT-4-1BBL is sufficient to stimulate close to maximal T cell activation and proliferation because the mRCT-4-1BBL drove similar levels of activation and proliferation of CD8+ T cells in vivo as a 25-fold higher dose of 3H3, an anti-mouse 4-1BB agonistic monoclonal antibody (a4-1BB mAb). The negative controls phosphate buffered saline, or PBS, and a murine control RCT that does not express an active protein, or mRCT-CTRL, did not stimulate in vivo proliferation of CD8+ T cells. We believe this data supports our belief that high expression of 4-1BBL on the cell surface in its natural, trimeric conformation, drives RTX-4-1BBL's potent T cell stimulating activity.

In Vivo Proliferation of CD8+ T cells and Subsets Thereof by mRCT-4-1BBL

In a mouse model of liver toxicity, we observed favorable tolerability of mRCT-4-1BBL. Levels of the liver enzymes aspartate transaminase, or AST, and alanine transasminase, or ALT, were not significantly elevated following administration of mRCT-4-1BBL, as compared to administration of a mRCT-CTRL. In contrast, we observed significant elevations of the liver enzymes after administration of a4-1BB mAb. This indicates that the potent stimulation of CD8+ T cells we observed in vivo with mRCT-4-1BBL was not accompanied by the liver toxicities that have been associated with administration of other anti-4-1BB agonists.

Liver Toxicity in Mice of mRCT-4-1BBL Compared to a4-1BB Agonist mAb

We believe that co-expressing a tumor antigen binding scFv and 4-1BBL on our RCTs can drive potent anti-tumor response. As shown in the following chart, we observed that RTX-aEpCAM, an RCT that expresses a tumor antigen binding (EpCAM) scFv on the cell surface, effectively binds in vitro to the EpCAM-expressing cancer cell lines for breast cancer (MCF7), colon cancer (HT-29) and liver cancer (HepG2), as compared to RCT-CTRL that does not co-express an scFv. We are in the process of testing further tumor-binding RCTs with the objective of co-expressing a tumor antigen binding scFv with 4-1BBL to develop additional tumor targeting RTX-4-1BBL product candidates.

Binding of RTX-aEpCAM to EpCAM Expressing Cancer Cell Lines

Preclinical data for RTX-212

RTX-212 co-expresses 4-1BBL and IL-15TP on the cell surface. Using the Jurkat human T cell line, we confirmed that the potent T cell activation that we observed for RTX-4-1BBL was maintained for RTX-212 when 4-1BBL is co-expressed with IL-15TP, as shown in the following chart. Importantly, we showed that the same level of T cell activation was not induced by utomilumab. As expected, the control RCT, or RCT-CTRL, was also inactive.

NFkB Activation by RTX-212 and RTX-4-1BBL in Jurkat Cells

Additionally, we have observed in vitro that RTX-212 can potently expand CD8+ T cells, NK cells and key subsets of these cells to a substantially greater extent than RTX-4-1BBL or RTX-IL-15TP alone, as shown in the following charts. In the presence of T cell receptor stimulation with an anti-CD3 antibody, we measured a greater than six-fold expansion of CD8+ memory cells with RTX-212, which compared favorably to utomilumab, recombinant human IL-15 (rhIL-15), a combination of utomilumab and rh1L-15, and RCT-CTRL. In the absence of T cell stimulation with an anti-CD3 antibody, we observed a synergistic effect from the combination of the 4-1BBL and IL-15TP co-expressed on RTX-212 in expanding both CD8+ memory and NK cells by approximately nine-fold. This was substantially higher than utomilumab, rhIL-15, a combination of utomilumab and rhIL-15, RTX-IL-15TP and RTX-4-1BBL.

Our in vivo studies of a murine surrogate of RTX-212, mRCT-212 administered intravenously, or i.v., in a B16F10 lung metastasis mouse model provide further evidence in support of RTX-212. In this model, tumor cells were injected intravenously to establish metastases in the lung and then mice were treated with mRCT-212 alone or in combination with an anti-PD-1 antibody. mRCT-212 administered i.v. as a monotherapy reduced tumor burden in mice compared to those treated with mRCT-CTRL, mRCT-4-1BBL and mRCT-IL-15TP (left chart below), thereby indicating the potential synergy that may be achieved by expressing both 4-1-BBL and IL-15TP on the cell surface of mRCT-212. In a separate study mRCT-212 administered i.v. in combination with the anti-PD-1 antibody significantly reduced tumor burden in mice compared to those treated with the negative control mRCT-CTRL, as well as the anti-PD-1 antibody alone (right chart below).

Activity of mRCT-212 in a B16F10 Lung Metastasis Mouse Model

Additionally, mRCT-212 administered i.v. as a monotherapy or in combination with an anti-PD-1 antibody reduced tumor burden in a CT26 colon cancer mouse model. Treatment with the combination of mRCT-212 plus anti-PD-1 resulted in a higher number of mice with stable disease or tumor regression compared to mRCT-212 or anti-PD-1 treatment alone.

Activity of mRCT-212 in a CT26 Colon Cancer Mouse Model

In summary, we have observed that the combination of 4-1BBL and IL-15TP on RTX-212 induces potent expansion and activation of CD8+ T cells, NK cells, and key subsets of these cells. In addition, these RTX-212-mediated effects were much higher than those obtained with utomilumab, rhIL-15, a combination of utomilumab and rhIL-15, RTX-4-1BBL or RTX-IL-15TP, suggesting the synergy of the combination on RTX-212 for expanding key cell types from both the adaptive and innate arms of the immune system. This potent activity translated into efficacy of mRCT-212 administered in in vivo cancer models of lung metastasis and colon cancer both as a monotherapy and in combination with an anti-PD-1 antibody. We believe that the ability of RTX-212 to stimulate both the innate and adaptive immune systems will translate into therapeutic benefits for patients with solid and hematological cancers.

Clinical development

While checkpoint inhibitors have revolutionized cancer treatment, their limitations are becoming increasingly evident. Responses are confined to certain tumor types and only a limited portion of patients are cured. Currently, the challenge in immunotherapy is to extend the efficacy of checkpoint inhibitors across more tumor types as well as increase the rate and duration of response. By stimulating both arms of the immune system, RTX-212 could be an ideal combination therapy for checkpoint inhibitors to both improve and extend responses.

The MHC complex is an important nexus in the immune system because it is the way T cells recognize and kill cancer cells but it also blocks the killing function of NK cells. A common means of resistance to checkpoint inhibitors is loss of MHC expression making the cancer invisible to T cells but as a result it becomes susceptible to NK cell dependent killing. Initial clinical development of RTX-212 will focus on the patient population who has progressed on checkpoint inhibitor therapy due to loss of MHC expression.

Pending discussions with the FDA, we expect that our Phase 1/2a trial in solid tumors will have three parts: monotherapy safety and dose finding; safety and dose finding in combination with an anti-PD-1 antibody; and cohort expansions at the recommended Phase 2 dose of the combination. The cohort expansions will enroll patients who have progressed on checkpoint inhibitor therapy and have lost MHC expression. Tumor types to be included will likely be melanoma, non-small cell lung cancer, renal cell carcinoma, bladder cancer, and head and neck cancer. Success in this population would lead to pivotal studies and development in earlier lines of therapy.

RTX-212 for hematological cancer: relapsing or refractory acute myeloid leukemia, post-HSCT

Current therapies and their limitations

Acute myeloid leukemia, or AML, is characterized by proliferation of myeloid blasts. They replace the bone marrow so that there is minimal production of platelets, red cells and neutrophils. It is primarily a disease of the elderly with a median age of diagnosis of 68. In 2017, there were more than 20,000 new cases of AML and more than 10,000 deaths caused by AML in the United States.

Standard first-line AML treatment has been unchanged for over 40 years: a regimen of intensive induction and consolidation therapy. Although most patients respond, the majority relapse over time. Therefore, many younger patients with AML undergo hematopoietic stem cell transplant, or HSCT, which can be curative if the transplant is successful. In 2016, more than 3,500 AML patients underwent allogeneic-HSCT in the United States and over 6,200 underwent the procedure in Europe.

Recently, additional therapies have been approved for treatment of AML, such as gemtuzumab ozogamicin, CPX-351, and, for patients with specific mutations, midostaurin and enasidenib. Although these therapies improve response rates and enable more patients to bridge to transplant, overall survival rates remain low.

Clinical development

The effectiveness of allogeneic HSCT depends on both the killing of residual tumor by high dose chemotherapy and on graft versus leukemia effects. NK cells are a critical component of the graft versus leukemia effect. After bone marrow ablation and allogeneic transplantation, NK cells are the first lymphocyte population to recover, but their killing and cytokine-secreting functions are limited when compared to the NK cells of healthy donors. The rate of return and function of NK cells are correlated with treatment outcome post-allogeneic HSCT, so increasing the number and function of NK cells post-allogeneic HSCT to stimulate the graft versus leukemia effect has the potential to increase survival in patients receiving allogeneic HSCT for treatment of AML. As discussed above, 4-1BBL and IL-15TP induce proliferation and maturation of NK cells, supporting the testing of RTX-212 in the post-allogeneic HSCT setting.

We plan to conduct a Phase 2 trial of RTX-212 administered to AML patients post-allogeneic HSCT using the monotherapy dose determined in our initial Phase 1 trial of RTX-212 in solid tumors. Pending feedback from our pre-IND meeting with the FDA, we believe the primary endpoint will be relapse-free survival.

RCTs functioning as artificial antigen presenting cells (aAPCs)

We have created RCT product candidates that function as artificial APCs, or RTX-aAPCs, with the potential to induce selective anti-tumor killing by stimulating the immune system to target tumors in an antigen-specific manner.

RCTs permit us to present a variety of proteins in their native state and RTX-aAPCs take advantage of this as they co-express an MHC that presents a tumor-specific peptide to the immune system together with a costimulatory protein, such as 4-1BBL, that stimulates the adaptive immune system. This mimics the normal T cell-APC interaction via the T cell receptor, or TCR, and has shown high levels of T cell expansion and activation in preclinical studies. CD8+ cytotoxic T cells respond to antigens in association with MHC I molecules, and CD4+ helper T cells respond to antigens in association with MHC II molecules. MHC I and MHC II tumor antigen presentation combined with potent co-stimulation has the potential to generate sustained tumor-specific killing.

RTX-aAPCs Mimic the APC-T Cell Interaction to Provide Antigen Specific Cancer Therapies

We have observed that murine RCT-MHC I (ovalbumin) co-expressed with 4-1BBL on the cell surface, or mRCT-aAPC (ova), activates ovalbumin-specific T cells in vitro and in vivo, supporting the ability to potently and selectively expand and activate an antigen-specific T cell in a dose dependent manner (increasing cell number per dose from right to left in the following charts) using our RCTs.

Activation of Ovalbumin-Specific T Cells with mRCT-aAPC (ova)

We have also observed that ovalbumin-specific T cells, or OTI-T cells, that are expanded and activated by mRCT-aAPC (ova) selectively kill ovalbumin-expressing tumor cells, or EG7.OVA cells, while the parental cells that do not express ovalbumin are not attacked and killed.

Activity of OT1-T Cells Expanded With mRCT-aAPC (ova)

Furthermore, we have observed in vivo in mice that mRCT-aAPC (ova) specifically expand and activate OTI-T cells in circulation and in the spleen. Importantly, we find that the majority of the OTI-T cells display a central memory phenotype, which has been found to be a key population driving the effectiveness of T cell based therapies. In addition, a large proportion of these cells are found to traffic to lymph nodes, supporting their potential to effectively mobilize within the body and to the tumor to support a robust anti-tumor response. In contrast, mRCT-4-1-BBL without MHC I (ovalbumin) on the cell surface does not expand or activate OTI-T cells, thereby indicating that mRCT-aAPCs mimic the function of antigen presenting cells in vivo.

The ability to significantly expand and activate a tumor specific T cell population to kill tumors in vivo shares characteristics with CAR-T therapies which administer a tumor specific T cell population that can expand, sometimes uncontrollably, in the patient. By controlling the RTX-aAPC dose, we believe that we can more effectively control the expansion of the tumor specific T cells and potentially the tolerability and effects of the therapy.

The potential applications of RTX-aAPCs span both solid and hematological cancers and there are many known tumor antigens common to certain cancers that can be targeted for development. Over the mid-term, patient specific antigens can be sequenced to create personalized therapies. We believe that this may provide a more reliable and scalable approach to personalized cellular therapy using known tumor antigens, such as NY-ESO-1, MAGE-A peptides and hTERT, or patient specific tumor antigens to deliver a more effective treatment than vaccines or neo-antigen approaches.

Cancer discovery research

Our RED Platform provides significant potential to develop and advance a broad portfolio of RCTs for treatment of cancer. We are evaluating RCT product candidates that target tumors by expressing proteins that bind specifically to known tumor antigens, such as CD33, CD38, CD123 and EpCAM. These tumor-targeting RCT product candidates can be designed to kill tumors directly or to starve and thereby kill tumors by degrading metabolites that are critical for tumor proliferation. In addition, we are evaluating a range of combinations of co-stimulatory ligands, such as OX40-L, ICOS-L and GITR-L, and cytokines, such as IL-12, IL-18 and IL-21. We believe that these approaches may provide therapeutic benefits to patients with solid or hematological cancers.

Autoimmune diseases

RCT product candidates for the induction of antigen-specific tolerance

We have generated RCT product candidates that express antigens within the cell and on the cell surface and believe that this represents a powerful antigen-presenting platform for the potential treatment of antigen-specific autoimmune diseases where the antigen is well-known and dominant. Examples of some antigen-induced autoimmune diseases include pemphigus vulgaris, Type 1 diabetes, myasthenia gravis, neuromyelitis optica, bullous pemphigoid, membranous glomerulonephritis and celiac disease. We are assessing several tolerance inducing RCT product candidates and expect to select our first clinical candidate for the treatment of an autoimmune disease in 2019.

Current therapies and their limitations

Over the past two decades, considerable progress has been made in the treatment of a range of autoimmune disorders with many patients enjoying an improvement in quality of life as a result. Despite their success, current therapeutic approaches to autoimmune diseases are either generally or specifically immunosuppressive and expose patients to an increased risk of opportunistic infection and hematological cancers, as is the case with JAK inhibitors, anti-TNF antibodies and anti-CD20 targeted antibodies. In up to one third of cases, patients with autoimmune diseases fail to respond to treatment, and most responding patients ultimately lose response over time.

While the triggers of most autoimmune diseases remain unknown, it is generally understood that clinical disease is the result of a loss of tolerance to one's own cells. The accepted model of disease assumes a genetic susceptibility triggered by an environmental event, which leads to a breakdown of T cell-mediated immune suppression. In principle, restoration of peripheral tolerance should provide patients with a partial or complete cure.

A range of competitive approaches to peripheral tolerance restoration have been investigated over the last few decades. These include the oral administration and direct injection of a protein or peptide with or without immunosuppression, the creation of peptide bearing nanoparticles and the adoptive transfer of engineered regulatory T cells. Thus far, these approaches have not proven to be successful in late-stage clinical trials, but the field continues to progress. Direct administration of peptides and nanoparticles suffer biodistribution, stability, presentation and orientation challenges which limit the effectiveness of cell-cell signaling. To date, adoptive transfer approaches are all autologous and are hampered by some of the same handling and scalability issues that limit the application of other cellular therapies. By contrast, RCT breakdown by antigen presenting cells in the liver is thought to recapitulate the normal process of self / non-self recognition training that would lead to tolerance induction. When compared with contemporary and historical approaches of tolerance induction, RCTs could represent a clinically meaningful step forward.

Preclinical data

In a commonly used preclinical mouse model of neurodegeneration, the experimental autoimmune encephalomyelitis model, or EAE model, we have observed induction of peripheral tolerance using a murine RCT displaying the model-specific antigen associated with neuronal demyelination, the MOG 35-55 peptide. In the experiment depicted below, murine RCT-MOG, or mRCT-MOG, and control mouse RBCs were administered to mice at a disease score of one. The mRCT-MOG-treated animals were brought back to an average disease score of zero, while control animals continued to progress to limited disability. More significantly, as depicted in the second experiment, following treatment with mRCT-MOG and control mouse RBCs at a disease score of three, indicating that the animals were paralyzed, we observed a remarkable recovery curve following treatment with murine RCT-MOG. In effect, mice exhibiting paralysis were made to walk again.

mRCT-MOG Effect on Mice with Moderate EAE (Left) and Paralyzed EAE Mice (Right)

Upon examination of the histopathology, the difference in the damage to spinal cord tissue between the control and treated mice was notable. In addition, treatment with mRCT-MOG cells was found to dramatically reduce the infiltration of pathogenic Th1 and Th17 CD4+ cells that have been shown to drive disease progression.

Effect of mRCT-MOG on Th1 and Th17 Cells in the Spinal Cord in EAE Mice

In further preclinical studies in EAE mice, we observed that mouse RBCs and mRCT-MOG cells are taken up by antigen presenting cells, such as dendritic cells (DC) and Kupffer cells within the liver, and that mRCT-MOG upregulates PD-L1, an immunosuppressive marker, on APCs, while control mouse RBCs do not. The above findings suggest that red blood cell uptake into APCs promotes an immunosuppressive phenotype that then drives the reduction in pathogenic Th1 and Th17 T cells in the spinal cord, thereby providing evidence for the mechanism of action for RCT-driven tolerance induction.

Effect of mRCT-MOG in Immunosuppressive on the Phenotype of APCs in EAE Mice

Beyond observations of therapeutic effects in this disease model, we have generated evidence of the development of immunologic memory following treatment with mRCT-MOG, suggesting the possibility of a cure. Using the EAE animal model, mice were first treated with either mRCT-MOG or control mouse RBCs on Days 5 and 17. Following a 40-day washout period after which the administered mouse RBCs were no longer in circulation, the EAE mice were re-challenged with MOG peptide to re-stimulate an immune response. We observed a clear improvement in survival between the mRCT-MOG treated group and the control group, indicating that RCT-MOG treated animals maintained immunological memory which protected them from the re-challenge.

Survival of Previously mRCT-MOG Treated EAE Mice After a Second MOG Challenge

The ability of antigen-presenting RBCs to drive tolerance induction in a preclinical model of Type 1 diabetes was recently demonstrated by our collaborators, Professors Hidde Ploegh and Harvey Lodish. In their study, NOD/ShiltJ mice, a strain genetically engineered to develop Type 1 diabetes after 10 to 13 weeks, were either treated with control RBCs or with RBCs that displayed a peptide consisting of the amino acids 9-23 of insulin B-chain on the cell surface. All mice receiving control RBCs became hyperglycemic while most mice receiving RBCs displaying the insulin peptide were protected from Type 1 diabetes onset and remained normoglycemic.

Overall, we and our collaborators have generated compelling preclinical evidence in support of applying antigen-expressing RCT product candidates to induce antigen-specific tolerance for the treatment of a range of autoimmune diseases.

Autoimmune disease discovery research

Beyond developing RCTs that express one or more antigens for the treatment in antigen-induced autoimmune diseases, we are exploring the potential to apply RCT product candidates to stimulate specific populations of regulatory T cells directly and direct the immune system back to a more tolerogenic state. We have also created RCT constructs that clear lethal doses of TNF-alpha and botulinum toxin from the bloodstream of mice, suggesting that RCTs may also provide therapeutic benefits to patients suffering from severe inflammatory diseases.

Manufacturing

We have industrialized the production of RCTs by developing and scaling up a manufacturing process by which hematopoietic progenitor cells are expanded, then genetically engineered and subsequently differentiated and matured into fully enucleated RCTs that express biotherapeutic proteins within the cell or on the cell surface. Our standard RCT manufacturing process includes the following steps:

(1)    Donors are screened for infectious diseases according to regulatory guidelines and are typed for major blood group antigens. O negative blood donors are selected and administered granulocyte colony stimulating factor to mobilize their bone marrow.

(2)    CD34+ hematopoietic precursor cells are isolated from universal donor blood, collected by apheresis and purified.

(3)    These precursor cells are expanded and then transduced using a lentiviral vector encoding one or more chosen biotherapeutic proteins.

(4)   The cells are then exposed to a defined media formulation to promote further expansion and differentiation until they differentiate and mature into enucleated reticulocytes. At this stage, the enucleated reticulocytes are RCTs that express one or more biotherapeutic proteins in the cytosol or on the cell surface.

(5)    The RCTs are purified to separate the mature RCTs from nucleated erythroid precursor cells, formulated and stored at 4°C or frozen.

A single donor will allow us to manufacture up to thousands of doses. With approximately 7% of the U.S. population having an O negative blood type, we believe that there is ample supply of CD34+ hematopoietic precursor cells needed to produce our RCTs. Additionally, due to the inherent properties of RBCs, RCTS can be manufactured in large bioreactors using our proprietary cell culture processes, which could result in the cost of goods sold being significantly lower than other cellular therapies.

The FDA has reviewed our RCT manufacturing process, including in-process control parameters, as part of the RTX-134 pre-IND meeting. Based on guidance from the FDA, we have established a path to production of current good manufacturing practices, or cGMP, grade RTX-134 for clinical use. We expect to be able to use the same or similar manufacturing processes for all our future RCT product candidates, which would enable us to bring RCTs into clinical development in an accelerated manner.

Based on our expertise in red cell biology and advice from leading hematologists and blood transfusion experts, we have developed RCT product release criteria to determine the purity, viability, red cell identity and potency of each RCT batch. These release criteria have been reviewed and accepted for clinical use by the FDA.

We are manufacturing RCTs in single use bioreactors, which enable us to control critical process parameters and thereby produce consistent RCTs that meet the established product release criteria. We currently use external suppliers for lentiviral vector production but have established an internal lentiviral vector production process. We are currently working to further increase yields and to scale into larger bioreactors.

In addition to the standard RCT manufacturing process, we have developed alternative proprietary processes for engineering hematopoietic precursor cells and maturing these into RCTs. These processes may be utilized in the production of future RCTs.

Suppliers and contract manufacturing organizations

We have entered into a clinical supply agreement with a contract manufacturing organization, or CMO, located in the United States to produce cGMP grade RTX-134 for our initial clinical trials and expect that such production will commence by the end of 2018. We have secured options for additional manufacturing suites for cGMP production of the RCT product candidates that are projected to begin clinical trials in 2019 and 2020. We anticipate that these arrangements will be sufficient for the manufacture of our product candidates until our planned manufacturing facility is established and operational.

We have also entered into agreements with a supplier of cGMP grade plasmids for lentiviral production as well as a supplier of lentiviral vector. We have secured cGMP lentiviral vector production slots that we believe will be sufficient to supply RTX-134 drug product for our planned Phase 1/2a trial in PKU patients, and we are securing additional lentiviral production slots for the additional RCT product candidates that are projected to enter clinical trials.

Expanding our manufacturing capacity and supply chain

We have signed a letter of intent to acquire a 135,000 square foot GMP manufacturing facility located in the Northeastern United States that we currently anticipate will close by fall of 2018. We plan to renovate and customize this facility to contain multiple RCT GMP manufacturing suites and two lentiviral vector GMP manufacturing suites, which will enable us to manufacture multiple RCTs as well as lentiviral vectors in a cGMP compliant manner for the clinical supply and if, approved, commercial supply of our RCT product candidates. We plan to utilize this facility to provide clinical supply for the pivotal trial of RTX-134 in patients suffering from PKU and in parallel provide clinical supply for additional clinical trials with other RCT product candidates. We believe the acquisition of this manufacturing facility could increase our internal RCT manufacturing capacity to over 8,000 liters by 2020. Should we decide to extend our current CMO agreement for RCT manufacturing, we believe that our total RCT manufacturing capacity could exceed 18,000 liters by 2020.

Intellectual property

We believe the breadth and depth of our intellectual property is a strategic asset that has the potential to provide us with a significant competitive advantage. We strive to protect and enhance the proprietary technology, inventions and improvements that are commercially important to our business, including seeking, maintaining and defending patent rights, whether developed internally or licensed from our collaborators or other third parties. Our policy is to seek to protect our proprietary position by, among other methods, filing patent applications in the United States and in jurisdictions outside of the United States related to our proprietary technology, inventions, improvements and product candidates that are important to the development and implementation of our business. We also rely on trade secrets and know-how relating to our proprietary technology and product candidates, continuing innovation and in-licensing opportunities to develop, strengthen and maintain our proprietary position in the field of engineered red cell therapeutics. We additionally rely on data exclusivity, market exclusivity and patent term extensions when available and plan to seek and rely on regulatory protection afforded through orphan drug designations. Our commercial success may depend in part on our ability to obtain and maintain patent and other proprietary protection for our technology, inventions and improvements; to preserve the confidentiality of our trade secrets; to maintain our licenses to use intellectual property owned by third parties; to defend and enforce our proprietary rights, including our patents; and to operate without infringing on the valid and enforceable patents and other proprietary rights of third parties.

We believe that we have a strong global intellectual property position and possess substantial know-how and trade secrets relating to our proprietary product candidates, technology and platform, including related manufacturing processes and technology. As for our product candidates, platform, and the processes we develop and commercialize, in the normal course of business, we pursue, as appropriate, patent protection or trade secret protection relating to compositions, methods of use, treatment of indications, dosing, formulations and methods of manufacturing. As of June 15, 2018, our patent portfolio consists of 21 patent families, including one owned U.S. issued patent, 37 owned or in-licensed U.S. pending patent applications (including provisional applications), and 33 owned or in-licensed pending patent applications in jurisdictions outside of the United States (including Patent Cooperation Treaty, or PCT, applications) that, in many cases, are counterparts to the foregoing U.S. patents and patent applications. Our objective is to continue to expand our portfolio of patents and patent applications in order to protect our product candidates and certain aspects of our RED Platform and our manufacturing processes. Examples of the products and technology areas covered by our intellectual property portfolio are described below.

Disease-related intellectual property

The disease-related patent rights in our intellectual property portfolio relate to pathological conditions and disorders and provide coverage for RCT product candidates to specifically address those conditions and the associated disease states. The disease-related patent applications for our lead programs include those described below. Each of the disease-related patent rights and applications described below are owned by us and are not licensed from any third party:

RTX-134 for phenylketonuria

Our RTX-134 program targets phenylketonuria, for which we have developed an RCT product candidate that expresses phenylalanine ammonia lyase, or PAL, an enzyme that metabolizes phenylalanine.

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This aspect of our patent portfolio relates to RCTs that express PAL, methods of treating diseases (e.g., phenylketonuria) that involve accumulation of phenylalanine and methods of making of RCTs that express PAL.

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Currently, the patent rights relating to this technology include one issued U.S. patent related to methods of treating phenylketonuria with RTX-134, three pending U.S. patent applications and seven pending international patent applications (or the Seven National Stage Applications) related to RCT compositions of matter, methods of treating elevated phenylalanine levels and method of making RTX-134. We expect the issued patent and patent applications in this portfolio, if issued, to expire in 2034, excluding any patent term adjustments or extensions.

RTX-Uricase/URAT1 for chronic refractory gout

Our RTX-Uricase/URAT1 program targets chronic refractory gout, for which we have developed an RCT product candidate that expresses uricase, an enzyme that metabolizes uric acid, and URAT1, a uric acid transporter.

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This aspect of our patent portfolio relates to RCTs that express uricase and other enzymes that degrade uric acid, methods of treating diseases, for example, chronic refractory gout, that involve accumulation of uric acid, and methods of making RCTs, including RTX-Uricase/URAT1, that degrade uric acid.

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Currently, the patent rights relating to this technology includes three pending U.S. patent applications and seven pending international patent applications (i.e., the Seven National Stage Applications) related to RCT compositions of matter, methods of treating chronic refractory gout and methods of making engineered erythroid cells that express enzymes that degrade uric acid. We expect the patent applications in this portfolio, if issued, to expire between 2034 and 2039, without taking into account any patent term adjustments or extensions we may obtain.

RTX-Cystathionine beta synthase (CBS) for homocystinuria

Our RTX-CBS program targets homocystinuria, for which we have developed an RCT product candidate that expresses cystathionine beta synthase, an enzyme that metabolizes homocysteine.

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This aspect of our patent portfolio relates to RCTs that express CBS and other enzymes that reduce homocysteine levels, methods of treating homocystinuria, methods of reducing homocysteine levels and methods of making RCTs, including RTX-CBS, that reduce homocysteine levels.

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Currently, the patent rights relating to this technology includes three pending U.S. patent applications and seven pending international patent applications (i.e., the Seven National Stage Applications) related to RCT compositions of matter, methods of treating homocystinuria and methods of making engineered erythroid cells comprising enzymes that reduce homocysteine. We expect the patent applications in this portfolio, if issued, to expire between 2034 and 2039, without taking into account any patent term adjustments or extensions we may obtain.

Additional rare disease intellectual property

In addition to our rare disease programs in PKU, chronic refractory gout and homocystinuria, our patent applications also relate to novel RCT compositions and their use for treating additional disorders that would benefit from enzyme replacement therapy, including disorders in carbohydrate metabolism, amino acid metabolism, organic acid metabolism, mitochondrial metabolism, fatty acid metabolism, purine-pyrimidine metabolism, steroid metabolism, peroxisomal function and lysosomal storage.

We expect the patent applications in this portfolio, if issued, to expire in 2034, without taking into account any patent term adjustments or extensions we may obtain.

RTX-212 for certain oncology indications

We have developed an RCT product candidate that co-express 4-1BBL and IL-15TP (a fusion of the cytokine IL-15 and IL-15 receptor alpha) for the treatment of patients suffering from hematological or solid cancers that have lost response to conventional therapies, including anti-PD-1 therapies or other checkpoint inhibitors, and prevent the emergence of resistance to checkpoint inhibitors and other IO therapies.

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This aspect of our patent portfolio relates to RCTs that express 4-1BBL, RCTs that express IL-15 or IL-15TP and RCTs that co-express 4-1BBL and IL-15TP, methods of activating CD8+ T cells and NK cells, methods of treating cancer and methods of making RCTs that express 4-1BBL and IL-15TP, including RTX-212.

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Currently, the patent rights relating to this technology includes five pending U.S. patent applications and one pending international patent application related to RCT compositions of matter, methods of activating immune cells, methods of treatment and method of making RTX-212. We expect the patent applications in this portfolio, if issued, to expire between 2037 and 2039, without taking into account any patent term adjustments or extensions we may obtain.

Additional oncology intellectual property

We own disease-related patent applications directed to RCTs for use in oncology, including immuno-oncology. These patent applications relate to RCT compositions that comprise a variety of agents, including anti-tumor antibodies, tumor starvation enzymes, pro-apoptotic proteins, costimulatory molecules, immune checkpoint inhibitors, tumor antigens, MHC molecules and numerous combinations thereof. These patent applications also cover the use of RCTs to treat cancer, including lung cancer, melanoma, renal cancer, bladder cancer, gastric cancer, squamous cell carcinoma, Hodgkin lymphoma, hepatocellular carcinoma, Merkel cell carcinoma, colorectal cancer and acute myeloid leukemia, as well as various relapsed or refractory cancers.

These disease-related patent applications include patent applications directed to RCTs that function as artificial antigen-presenting cells. These applications cover RCTs expressing combinations of MHC, antigen and a costimulatory molecule, methods of activating an antigen-specific T cell and methods of treating cancer by inducing a tumor-specific immune response.

We expect the patent applications in this portfolio, if issued, to expire between 2034 and 2038, without taking into account any patent term adjustments or extensions we may obtain.

Autoimmune disease intellectual property

We own disease-related patent applications directed to RCTs for use in treating autoimmune diseases. These patent applications relate to RCT compositions having autoimmune antigens, anti-cytokine antibodies, agents for cleaving autoimmune antibodies and numerous combinations thereof. The RCTs covered by these patent applications operate through various mechanisms, including through induction of tolerance to self-antigens, clearance of autoimmune antibodies from the bloodstream, clearance of cytokines from the bloodstream and inactivation of autoimmune antibodies. The patent applications also cover the use of these RCTs to treat a number of diseases, such as pemphigus vulgaris, Type 1 diabetes, membranous nephropathy, myasthenia gravis, celiac disease and neuromyelitis optica.

We expect the patent applications in this portfolio, if issued, to expire between 2035 and 2038, without taking into account any patent term adjustments or extensions we may obtain.

Cardio-metabolic disorders intellectual property

We own a disease-related PCT application directed to RCT compositions and their use in treating cardiac disorders and metabolic disorders, including diabetes, obesity heart failure, atherosclerosis and hemophilia. We expect that any national phase patent applications filed in connection with this PCT application, if issued, to expire in 2037, without taking into account any patent term adjustments or extensions we may obtain.

Infectious disease intellectual property

We own disease-related patent applications directed to RCT compositions and their use in treating infectious diseases, such as a viral infection (e.g., cytomegalovirus or HIV) or a bacterial infection (e.g., bacteremia). We expect the patent applications in this portfolio, if issued, to expire between 2037 and 2039 without taking into account any patent term adjustments or extensions we may obtain.

Platform-related intellectual property

In addition to the disease-related intellectual property, our intellectual property portfolio also includes know-how and patent applications directed to the RED Platform and other technologies developed internally and exclusively in-licensed from the WIBR that relate to the engineering and culturing of RCTs. Exemplary platform technologies that are the subject of such patent applications include:

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methods related to the in vitro production of enucleated red blood cells;

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gene editing and transcriptional modulation systems for engineering RCTs;

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targeted lipid nanoparticle compositions and RNA delivery techniques;

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amplifiable nucleic acid constructs for optimizing protein production;

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methods for chemically conjugating biotherapeutic proteins to cell surfaces; and

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methods for increasing percent enucleation during RCT production.

These platform technologies, and our intellectual property protection related thereto, are broadly applicable to our RCT product candidates.

We continually assess and refine our intellectual property strategy as we develop new platform technologies and product candidates. To that end, we are prepared to file additional patent applications if our intellectual property strategy requires such filings, or where we seek to adapt to competition or seize business opportunities. Further, we are prepared to file patent applications, as we consider appropriate under the circumstances, relating to the new technologies that we develop. In addition to filing and prosecuting patent applications in the United States, we often file counterpart patent applications in additional countries where we believe such foreign filing is likely to be beneficial, including but not limited to Australia, Brazil, Canada, China, Europe, Hong Kong, India, Israel and Japan.

Individual patents extend for varying periods of time, depending upon the date of filing of the patent application, the date of patent issuance and the legal term of patents in the countries in which they are obtained. Generally, patents issued for applications filed in the United States are effective for 20 years from the earliest effective filing date. In addition, in certain instances, a patent term can be extended to recapture a portion of the term effectively lost as a result of the FDA regulatory review period. The restoration period cannot be longer than five years and the total patent term, including the restoration period, must not exceed 14 years following FDA approval. The duration of patents outside of the United States varies in accordance with provisions of applicable local law, but typically is also 20 years from the earliest effective filing date. However, the actual protection afforded by a patent varies on a product-by-product basis, from country-to-country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent.

Trademark protection

As of June 15, 2018, our trademark portfolio contains approximately 37 registrations and pending applications. For the mark RUBIUS THERAPEUTICS, we have pending applications in the United States, Canada and Brazil as well as an International Registration designating China, the E.U., India, Japan and Russia. In addition, we have a U.S. trademark registration and a pending U.S. application for the RUBIUS mark. For the RCT mark, we have a pending U.S. application as well as an International Registration designating China, the E.U., India, Japan and Russia. In addition, we have a pending application for this mark in Canada. We also have pending U.S. and Canadian applications for the mark RED CELL THERAPEUTICS as well as an International Registration designating China, the E.U., India, Japan and Russia. Finally, we have pending U.S. and Canadian trademark applications for the RED PLATFORM mark as well as a pending international application designating China, the E.U., India, Japan and Russia.

Trade secrets

We may also rely, in some circumstances, on trade secrets to protect our technology and aspects of our platform. However, trade secrets are difficult to protect. We seek to protect our technology and product candidates, in part, by entering into confidentiality agreements with those who have access to our confidential information, including our employees, contractors, consultants, collaborators and advisors. We also seek to preserve the integrity and confidentiality of our proprietary technology and processes by maintaining physical security of our premises and physical and electronic security of our information technology systems. Although we have confidence in these individuals, organizations and systems, agreements or security measures may be breached and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or may be independently discovered by competitors. To the extent that our employees, contractors, consultants, collaborators and advisors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. For this and more comprehensive risks related to our proprietary technology, inventions, improvements and products, please see the section on "Risk factors—Risks related to intellectual property."

Licenses

In January 2016, we entered into an exclusive license with WIBR that grants us an exclusive, worldwide, sublicensable license under patent rights comprising two patent families to research, develop, make and commercialize products and processes covered by such patent rights for all uses, or the WIBR License. The WIBR License also includes an option to for us to exclusively negotiate with WIBR for a license to certain improvement technologies related to the licensed subject matter. The WIBR License was amended in December 2017 to grant us an exclusive license to the commercialization rights under a third patent family jointly owned by WIBR and Tufts University, or Tufts. As of June 15, 2018, the patent portfolio licensed from WIBR consists of 11 U.S. and foreign patent applications. We expect these WIBR-licensed patent applications, if issued, to expire between 2034 and 2038, without taking into account any patent term adjustments or extensions that may be obtained.

The patent rights licensed to us under the WIBR License are directed, in part, to the in vitro production of RBCs and the use of the enzyme sortase to conjugate a protein of interest to the cell surface. We have certain diligence obligations under the WIBR License, which include using commercially reasonable efforts to develop and commercialize any products under the patents and achieving certain milestones as further described in the WIBR License. Additionally, under certain circumstances, we may in the future be obligated to negotiate in good faith field-limited, non-exclusive sublicenses to allow third parties to exploit the patent rights licensed to us under the WIBR License to develop and commercialize products that are not competitive with our products or product candidates.

WIBR retains the right with respect to all three patent families licensed to us to (i) to practice the patent rights licensed under the agreement for research, teaching and educational purposes, including sponsored research and collaboration, and (ii) to grant non-exclusive licenses to academic and not-for-profit research institutes to practice under the patent rights for research, teaching and educational purposes (excluding sponsored research), while Tufts retains such rights only with respect to the patent family that it co-owns. Pursuant to a Defense Advanced Research Projects Agency agreement between WIBR and a global biopharmaceutical company, the biopharmaceutical company funded research resulting in one of the licensed patent families and WIBR granted the right to retain a worldwide, irrevocable, non-exclusive, royalty-free right to use this patent family for research and development purposes. In addition, under the WIBR agreement, the U.S. federal government retains a royalty-free, non-exclusive, non-transferable license to practice any government-funded invention claimed in the patent rights, as set forth in 35 U.S.C. §§ 201-211 and Executive Order 12591.

As partial consideration for the license, we issued 366,667 shares of our common stock to WIBR. In addition, we paid WIBR an upfront payment and are required to pay annual license maintenance fees, creditable against royalties and milestone payments. We are obligated to pay to WIBR low single-digit royalties based on annual net sales by us, our affiliates and our sublicensees of licensed products and licensed services that are covered by a valid claim of the licensed patent rights at the time and in the country of sale. On a country-by-country basis, upon expiration of the last valid claim of the licensed patent rights covering such licensed product or licensed service in such country, our license becomes royalty-free, perpetual and irrevocable with respect to such country. Based on the progress we make in the advancement of products covered by the licensed patent rights, we are required to make aggregate milestone payments of up to $1.6 million upon the achievement of specified preclinical, clinical and regulatory milestones. In addition, we are required to pay to WIBR a percentage of the non-royalty payments that we receive from sublicensees of the patent rights licensed to us by WIBR. This percentage varies from low single digits to low double digits and will be based upon the clinical stage of the product at the time of the sublicense.

Under the WIBR License, WIBR controls the prosecution and maintenance of the patent rights licensed to us and we have the right to review and comment on such prosecution and maintenance. We have the first right to enforce the patent rights licensed to us against third party infringers. We may terminate the WIBR License for convenience upon three months prior written notice to WIBR. WIBR may terminate the WIBR License upon written notice to us if we, along with our affiliates and sublicensees, cease to carry on business related to the WIBR License for more than six months. WIBR may terminate the WIBR License for our material breach that remains uncured for sixty days after receiving notice thereof, if we fail to pay amounts due under the agreement within thirty days after receiving notice of such failure, or if we challenge the validity or enforceability of any of the licensed patent rights.

Competition

In addition to the product specific competitors that are described for each of the initial targets we are pursuing, we have identified four companies that are leveraging the RBC as a platform. Erytech Pharma SA is using hypotonic enzyme loading to create products for use in cancer, rare diseases and immunology. The company has completed a successful Phase 3 program in acute lymphoblastic leukemia, recently failed a Phase 2 trial in acute myeloid leukemia, and completed a successful Phase 2 program in pancreatic cancer. We believe that there are three fundamental challenges with hypotonic loading:

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The hypotonic loading process may be challenging to scale as it requires delivery of hypotonically loaded blood to the patient within 72 hours of acquisition of the blood. Thus, while not autologous, it suffers from many of the shortcomings of autologous therapy.

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Therapeutic interventions are limited to agents that can be loaded into, as opposed to expressed on, the cell surface of RBCs.

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Hypotonic loading may damage the cell and impact circulating half-life.

There are three other companies that rely on loading of mature RBCs: Orphan Technologies Ltd., which is developing a range of products aimed at rare diseases; EryDel SpA, which is in late-stage development of dexamethasone loaded RBCs for the treatment of ataxia telangiectasia; and SQZ Biotechnologies, which is pursuing preclinical applications in cancer, enzyme replacement therapy and immune tolerance. Taking an alternative approach, Kanyos Bio, Inc. and Anokion SA are developing proteins that, when injected, fuse in vivo to the RBC binding peptide glycophorin A. The applications are preclinical, with a focus on peripheral tolerance induction.

Outside of RBC-based competition, there are companies developing engineered enzymes and specializing in rare diseases, such as Aeglea BioTherapeutics Inc., which has a product candidate in a Phase 1 trial for the treatment of hyperargininemia, and a number of gene therapy companies, such as Alnylam Pharmaceuticals, Inc. that are primarily focused on liver diseases. Homology Medicines, Inc. recently declared that it is in IND-enabling studies with a gene therapy construct and expect to initiate a clinical trial in PKU in the first quarter of 2019. In addition, Synlogic, Inc. is one of several companies developing engineered probiotic therapeutics to treat inborn errors of metabolism and has a product candidate in a

Phase 1 trial for the treatment of urea cycle disorders and a preclinical program for the treatment of PKU. Finally, we anticipate competing with the largest biopharmaceutical companies in the world, such as Novartis AG, Gilead Sciences, Inc., Celgene Corporation, Amgen Inc., F. Hoffman-La Roche AG (Roche), Johnson & Johnson, and Pfizer Inc., which are all currently conducting research in cellular therapies.

Government regulation

Government authorities in the United States at the federal, state and local level and in other countries regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug and biological products, such RTX-134 and RTX-212, and any future product candidates. Generally, before a new drug or biologic can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific for each regulatory authority, submitted for review and approved by the regulatory authority.

U.S. biological product development

In the United States, the FDA regulates biological products under the Federal Food, Drug, and Cosmetic Act, or FDCA, the Public Health Service Act, or PHSA, and regulations thereunder. Biologics are also subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state and local statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or post-market may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA's refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, product recalls or market withdrawals, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

The FDA categorizes human cell- or tissue-based products as either minimally manipulated or more than minimally manipulated, and has determined that more than minimally manipulated products must be approved by the FDA through the biologics license application, or BLA, process before they may be legally marketed in the United States. The process required by the FDA before a biologic may be marketed in the United States generally involves the following:

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completion of extensive preclinical studies in accordance with applicable regulations, including studies conducted in accordance with good laboratory practice, or GLP, requirements;

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submission to the FDA of an IND, which must become effective before human clinical trials may begin;

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approval by an institutional review board, or IRB, or independent ethics committee at each clinical trial site before each trial may be initiated;

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performance of adequate and well-controlled human clinical trials in accordance with applicable IND regulations, good clinical practice, or GCP, requirements and other clinical trial-related regulations to establish the safety and efficacy of the investigational product for each proposed indication;

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submission to the FDA of a BLA;

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a determination by the FDA within 60 days of its receipt of a BLA to accept the filing for review;

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satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities where the biologic will be produced to assess compliance with cGMP requirements and, if applicable, current Good Tissue Practices, or cGTP, to assure that the facilities, methods and controls are adequate to preserve the drug or biologic's identity, strength, quality and purity;

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potential FDA audit of the nonclinical and clinical trial sites that generated the data in support of the BLA; and

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FDA review and approval of the BLA, including consideration of the views of any FDA advisory committee, prior to any commercial marketing or sale of the biological product in the United States.

The preclinical and clinical testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for RTX-134 and RTX-212 and any future product candidates will be granted on a timely basis, or at all.

Preclinical studies and IND

Preclinical studies include laboratory evaluation of product chemistry and formulation, as well as in vitro and animal studies to assess safety and in some cases to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations for safety and toxicology studies.

An IND is a request for authorization from the FDA to administer an investigational product to humans and must become effective before human clinical trials may begin. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical studies, among other things, to the FDA as part of an IND. An IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on clinical hold before such time. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. If the FDA's concerns are not resolved, submission of an IND may not result in the FDA allowing clinical trials to commence. With gene therapy protocols, if the FDA allows the IND to proceed, but a RAC decides that full public review of the protocol is warranted, the FDA will request at the completion of its IND review that sponsors delay initiation of the protocol until after completion of the RAC review process.

In addition to the IND submission process, sponsors of certain clinical studies of cells containing recombinant or synthetic nucleic acid molecules, including human gene transfer studies, must comply with the NIH's Guidelines for Research Involving Recombinant or Synthetic Nucleic Acid Molecules, or NIH Guidelines. The NIH Guidelines set forth the principles and requirements for NIH and institutional oversight of research with recombinant or synthetic nucleic acid molecules, including the standards for investigators and institutions to follow to ensure the safe handling and containment of such molecules. In April 2016, modifications to the NIH Guidelines went into effect, pursuant to which only a subset of human gene transfer protocols are subject to review by the RAC. Specifically, under the modified NIH Guidelines, RAC review of the protocol will be required only in exceptional cases where an oversight body such as an Institutional Biosafety Committee, or IBC, which provides local review and oversight of research utilizing recombinant or synthetic nucleic acid molecules, or an IRB determines that the protocol would significantly benefit from RAC review, and the protocol (a) uses a new vector, genetic material, or delivery methodology that represents a first-in-human experience and thus presents an unknown risk, and/or (b) relies on preclinical safety data that were obtained using a new preclinical model system of unknown and unconfirmed value, and/or (c) involves a proposed vector, gene construct, or method of delivery associated with possible toxicities that are not widely known and that may render it difficult for oversight bodies to evaluate the protocol rigorously. The RAC review proceedings are public, and reports are posted publicly to the website for the NIH's Office of Biotechnology Activities. Although compliance with the NIH Guidelines is mandatory for research conducted at or sponsored by institutions receiving NIH funding of recombinant or synthetic nucleic acid molecule research, many companies and other institutions not otherwise subject to the NIH Guidelines voluntarily follow them. Independent of RAC review, the NIH Guidelines also require all human gene transfer protocols subject to the NIH Guidelines to be registered with NIH, with limited exemptions. A study subject to the NIH Guidelines may not begin until the IBC approves the protocol, and the IBC cannot approve the protocol until confirmation from the NIH that such registration is complete. In the event that RAC review is warranted, the protocol registration process cannot be completed until RAC review has taken place.

Clinical trials

The clinical stage of development involves the administration of the investigational product to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor's control, in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative, and must monitor the clinical trial until completed. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries.

A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of a BLA or NDA. The FDA will accept a well-designed and well-conducted foreign clinical trial not conducted under an IND if the trial was conducted in accordance with GCP requirements, and the FDA is able to validate the data through an onsite inspection if deemed necessary.

Clinical trials generally are conducted in three sequential phases, known as Phase 1, Phase 2 and Phase 3, and may overlap.

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Phase 1 clinical trials generally involve a small number of healthy volunteers or disease-affected patients who are initially exposed to a single dose and then multiple doses of the product candidate. The primary purpose of these clinical trials is to assess the metabolism, pharmacologic action, side effect tolerability and safety of the drug.

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Phase 2 clinical trials involve studies in disease-affected patients to determine the dose required to produce the desired benefits. At the same time, safety and further pharmacokinetic and pharmacodynamic information is collected, possible adverse effects and safety risks are identified and a preliminary evaluation of efficacy is conducted.

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Phase 3 clinical trials generally involve a large number of patients at multiple sites and are designed to provide the data necessary to demonstrate the effectiveness of the product for its intended use, its safety in use and to establish the overall benefit and risk relationship of the product and provide an adequate basis for product labeling.

Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of a BLA.

Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected suspected adverse events, findings from other studies or animal or in vitro testing that suggest a significant risk for human subjects and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure.

Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB's requirements or if the drug or biologic has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether a trial may move forward at designated check points based on access to certain data from the trial. Concurrent with clinical trials, companies usually complete additional animal studies and also must develop additional information about the chemistry and physical characteristics of the drug or biologic as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product and companies must develop methods for testing the identity, strength, quality and purity of the final product, among other things. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidates do not undergo unacceptable deterioration over their shelf life.

BLA and FDA review process

Following completion of the clinical trials, data are analyzed to assess whether the investigational product is safe and effective for the proposed indicated use or uses. The results of preclinical studies and clinical trials are then submitted to the FDA as part of a BLA, a request for approval to market the biological product for one or more specified indications, along with proposed labeling, chemistry and manufacturing information to ensure product quality and other relevant data. The application may include both negative and ambiguous results of preclinical studies and clinical trials, as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product's use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational product to the satisfaction of FDA. FDA approval of a BLA must be obtained before a biologic may be marketed in the United States.

Under the Prescription Drug User Fee Act, or PDUFA, as amended, each BLA must be accompanied by a user fee. The FDA adjusts the PDUFA user fees on an annual basis. According to the FDA's fee schedule,

effective through September 30, 2018, the user fee for an application requiring clinical data, such as a BLA or NDA, is $2,421,495. The sponsor of an approved BLA is also subject to an annual prescription drug program fee, which for fiscal year 2018 is $304,162. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

The FDA reviews all submitted BLAs before it accepts them for filing, and may request additional information rather than accepting the BLA for filing. The FDA must make a decision on accepting a BLA for filing within 60 days of receipt. Once the submission is accepted for filing, the FDA begins an in-depth review of the BLA. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has ten months, from the filing date, in which to complete its initial review of an original BLA and respond to the applicant, and six months from the filing date of an original BLA designated for priority review. The FDA does not always meet its PDUFA goal dates for standard and priority BLAs, and the review process is often extended by FDA requests for additional information or clarification.

Before approving a BLA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with cGMP requirements and, if applicable, cGTP requirements. These are FDA regulations that govern the methods used in, and the facilities and controls used for, the manufacture of human cells, tissues, and cellular and tissue based products, or HCT/Ps, which are human cells or tissue intended for implantation, transplant, infusion, or transfer into a human recipient. The primary intent of the cGTP requirements is to ensure that cell and tissue based products are manufactured in a manner designed to prevent the introduction, transmission and spread of communicable disease. FDA regulations also require tissue establishments to register and list their products with the FDA and, when applicable, to evaluate donors through screening and testing. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP and cGTP requirements and adequate to assure consistent production of the product within required specifications. The FDA also may audit data from clinical trials to ensure compliance with GCP requirements. Additionally, the FDA may refer applications for novel products or products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions, if any. The FDA is not bound by recommendations of an advisory committee, but it considers such recommendations when making decisions on approval. The FDA likely will reanalyze the clinical trial data as part of the review process, which could result in extensive discussions between the FDA and the applicant during the process.

After the FDA evaluates a BLA, it will issue an approval letter or a Complete Response Letter, or CRL. An approval letter authorizes commercial marketing of the drug or biologic with specific prescribing information for specific indications. A CRL indicates that the review cycle of the application is complete and the application will not be approved in its present form. A CRL usually describes all of the specific deficiencies in the BLA identified by the FDA. The CRL may require additional clinical data, additional pivotal Phase 3 clinical trial(s) or other significant and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. If a CRL is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information are submitted, the FDA may decide that the BLA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data.

If regulatory approval of a product is granted, such approval will be granted for particular indications and may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the BLA with a Risk Evaluation and Mitigation Strategy, or REMS, to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a medicine and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may require one or more Phase 4 post-market studies or surveillance to further assess and monitor the product's safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies. In addition, new government requirements, including those resulting from new legislation, may be established, or the FDA's policies may change, which could impact the timeline for regulatory approval or otherwise impact ongoing development programs.

Orphan drug designation

Under the Orphan Drug Act, the FDA may grant orphan drug designation to a biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making the product available in the United States for this type of disease or condition will be recovered from sales of the product.

Orphan drug designation must be requested before submitting a BLA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for seven years from the date of such approval, except in limited circumstances. A product will not be considered the "same drug" if it is clinically superior to a product that has orphan drug exclusivity. Moreover, competitors may receive approval of either a different product for the same indication or the same product for a different indication, but which could be used off-label in the orphan indication. Orphan drug exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval before we do for the same product, as defined by the FDA, for the same indication we are seeking approval, or if our product is determined to be contained within the scope of the competitor's product for the same indication or disease. If one of our products designated as an orphan drug receives marketing approval for an indication broader than that which is designated, it may not be entitled to orphan drug exclusivity.

Expedited development and review programs

The FDA has several programs that are intended to expedite or facilitate the process for reviewing new drugs and biologics that meet certain criteria. Specifically, new biologics are eligible for fast track designation if they are intended to treat a serious or life-threatening condition and preclinical or clinical data demonstrate the potential to address unmet medical needs for the condition. Fast track designation applies to both the product and the specific indication for which it is being studied. The sponsor can request the FDA to designate the product for fast track status any time before receiving BLA approval, but ideally no later than the pre-BLA meeting.

Any product submitted to the FDA for marketing, including under a fast track program, may be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. Any product is eligible for priority review if it treats a serious or life-threatening condition and, if approved, would provide a significant improvement in safety and effectiveness compared to available therapies. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug or biologic designated for priority review in an effort to facilitate the review.

A product may also be eligible for accelerated approval if it treats a serious or life-threatening condition and generally provides a meaningful advantage over available therapies. In addition, it must demonstrate an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, or IMM, that is reasonably likely to predict an effect on IMM or other clinical benefit. As a condition of approval, the FDA may require that a sponsor of a drug or biologic receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. If the FDA concludes that a drug or biologic shown to be effective can be safely used only if distribution or use is restricted, it will require such post-marketing restrictions, as it deems necessary to assure safe use of the product.

Additionally, a drug or biologic may be eligible for designation as a breakthrough therapy if the product is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints. The benefits of breakthrough therapy designation include the same benefits as fast track designation, plus intensive interaction and guidance from the FDA. The breakthrough therapy designation is a distinct status from both accelerated approval and priority review, but these can also be granted to the same product candidate if the relevant criteria are met. The FDA must take certain actions, such as holding timely meetings and providing advice, intended to expedite the development and review of an application for approval of a breakthrough therapy. All requests for breakthrough therapy designation will be reviewed within 60 days of receipt, and FDA will either grant or deny the request.

Fast track designation, priority review, accelerated approval and breakthrough therapy designation do not change the standards for approval, but may expedite the development or approval process.

Regenerative medicine advanced therapy designation

As part of the 21st Century Cures Act, Congress recently amended the FDCA to create an accelerated approval pathway for certain regenerative medicine therapies, which include cell therapies, therapeutic tissue engineering products, human cell and tissue products, and combination products using any such therapies or products. Regenerative medicine therapies do not include those human cells, tissues and cellular and tissue based products regulated solely under section 361 of the Public Health Service Act and 21 CFR Part 1271. The new program is intended to facilitate efficient development and expedite review of RMATs, which are intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition.

A sponsor may request that the FDA designate a drug as an RMAT concurrently with or at any time after submission of an IND. The FDA has 60 calendar days to determine whether the drug meets the criteria, including whether there is preliminary clinical evidence indicating that the product has the potential to address unmet medical needs for a serious or life-threatening disease or condition. The FDA generally expects preliminary clinical evidence to be obtained from clinical investigations specifically conducted to assess the effects of the therapy on a serious condition, which could include well-designed retrospective studies or clinical case series, as appropriate, but the RMAT designation does not require evidence to indicate that the drug may offer a substantial improvement over existing therapies. Advantages of RMAT designation include all of the benefits of the fast track and breakthrough therapy designation programs, including early interactions with sponsors. In addition, a product that receives RMAT designation may be eligible for priority review, and the FDA may grant accelerated approval to products that have RMAT designation based on (1) previously agreed-upon surrogate or intermediate endpoints that are reasonably likely to predict long-term clinical benefit; or (2) reliance upon data obtained from a meaningful number of sites, including through expansion to additional sites, as appropriate. Another benefit of RMAT designation is that may enable to the sponsor to meet post-approval requirements beyond the completion of traditional confirmatory clinical trials. The FDA has indicated that post-approval requirements for RMATs receiving accelerated approval can potentially be met through:

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Clinical evidence, clinical studies, patient registries or other sources of real world evidence, such as electronic health records;

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The collection of larger confirmatory data sets; or

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Post-approval monitoring of all patients treated with such therapy prior to approval of the therapy.

As with breakthrough designation, an RMAT designation is not the same as an approval and does not change the statutory standards for demonstration of safety and effectiveness needed for marketing approval.

Pediatric information

Under the Pediatric Research Equity Act, or PREA, certain BLAs and certain supplements to a BLA must contain data to assess the safety and efficacy of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of pediatric data or full or partial waivers. The Food and Drug Administration Safety and Innovation Act amended the FDCA to require that a sponsor who is planning to submit a marketing application for a drug that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan, or PSP, within 60 days of an end-of-Phase 2 meeting or, if there is no such meeting, as early as practicable before the initiation of the Phase 3 or Phase 2/3 trial. The initial PSP must include an outline of the pediatric trial or trials that the sponsor plans to conduct, including trial objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach an agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early-phase clinical trials and/or other clinical development programs.

Post-marketing requirements

Following approval of a new product, the manufacturer and the approved product are subject to continuing regulation by the FDA, including, among other things, monitoring and record-keeping activities, reporting of adverse experiences, complying with promotion and advertising requirements, which include restrictions on promoting drugs for unapproved uses or patient populations (known as "off-label use") and limitations on industry-sponsored scientific and educational activities. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such uses. Prescription drug promotional materials must be submitted to the FDA in conjunction with their first use. Further, if there are any modifications to the drug or biologic, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new BLA or BLA supplement, which may require the development of additional data or preclinical studies and clinical trials.

The FDA may also place other conditions on approvals including the requirement for a Risk Evaluation and Mitigation Strategy, or REMS, to assure the safe use of the product. If the FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS. The FDA will not approve the BLA without an approved REMS, if required. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Product approvals may be withdrawn for non-compliance with regulatory standards or if problems occur following initial marketing.

FDA regulations require that biological products be manufactured in specific approved facilities and in accordance with cGMP regulations and, in some cases, cGTP regulations. We rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of our products in accordance with cGMP and cGTP regulations. These manufacturers must comply with cGMP and cGTP regulations that require, among other things, quality control and quality assurance, the maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP or cGTP. Manufacturers and other entities involved in the manufacture and distribution of approved drugs or biologics are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and, if applicable, cGTP requirements and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP and cGTP compliance. Other post-approval requirements applicable to biological products, include reporting of cGMP deviations that may affect the identity, potency, purity and overall safety of a distributed product, record-keeping requirements, reporting of adverse effects, reporting updated safety and efficacy information, and complying with electronic record and signature requirements.

After a BLA is approved, the product also may be subject to official lot release. As part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer's tests performed on the lot. The FDA also may perform certain confirmatory tests on lots of some products, such as viral vaccines, before releasing the lots for distribution by the manufacturer. In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency, and effectiveness of biological products.

To help reduce the increased risk of the introduction of adventitious agents, the PHS Act emphasizes the importance of manufacturing controls for products whose attributes cannot be precisely defined. The PHS Act also provides authority to the FDA to immediately suspend biologics licenses in situations where there exists a danger to public health, to prepare or procure products in the event of shortages and critical public health needs, and to authorize the creation and enforcement of regulations to prevent the introduction or spread of communicable diseases within the United States.

Discovery of previously unknown problems or the failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant or manufacturer to administrative or judicial civil or criminal sanctions and adverse publicity. FDA sanctions could include refusal to approve pending applications, withdrawal of an approval, clinical hold, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, mandated corrective advertising or communications with doctors, debarment, restitution, disgorgement of profits, or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

Biological product manufacturers and other entities involved in the manufacture and distribution of approved biological products are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and, if applicable, cGTP requirements and other laws. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. Discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved BLA, including withdrawal of the product from the market. In addition, changes to the manufacturing process or facility generally require prior FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

U.S. patent term restoration and marketing exclusivity

Depending upon the timing, duration and specifics of FDA approval of RTX-134 and RTX-212 and any future product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit restoration of the patent term of up to five years as compensation for patent term lost during product development and FDA regulatory review process. Patent-term restoration, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product's approval date. The patent-term restoration period is generally one-half the time between the effective date of an IND and the submission date of a BLA plus the time between the submission date of a BLA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved product is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The United States Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant BLA.

An abbreviated approval pathway for biological products shown to be similar to, or interchangeable with, an FDA-licensed reference biological product was created by the Biologics Price Competition and Innovation Act of 2009 as part of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or the ACA. This amendment to the PHSA, in part, attempts to minimize duplicative testing. Bio similarity, which requires that the biological product be highly similar to the reference product notwithstanding minor differences in clinically inactive components and that there be no clinically meaningful differences between the product and the reference product in terms of safety, purity and potency, can be shown through analytical studies, animal studies and a clinical trial or trials. Interchangeability requires that a biological product be biosimilar to the reference product and that the product can be expected to produce the same clinical results as the reference product in any given patient and, for products administered multiple times to an individual, that the product and the reference product may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biological product without such alternation or switch. Complexities associated with the larger, and often more complex, structure of biological products as compared to small molecule drugs, as well as the processes by which such products are manufactured, pose significant hurdles to implementation that are still being worked out by the FDA.

A reference biological product is granted four and twelve year exclusivity periods from the time of first licensure of the product. The FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product, and the FDA will not approve an application for a biosimilar or interchangeable product based on the reference biological product until twelve years after the date of first licensure of the reference product. "First licensure" typically means the initial date the particular product at issue was licensed in the United States. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a biological product if the licensure is for a supplement for the biological product or for a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor in interest, or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength, or for a modification to the structure of the biological product that does not result in a change in safety, purity or potency. Therefore, one must determine whether a new product includes a modification to the structure of a previously licensed product that results in a change in safety, purity or potency to assess whether the licensure of the new product is a first licensure that triggers its own period of exclusivity. Whether a subsequent application, if approved, warrants exclusivity as the "first licensure" of a biological product is determined on a case-by-case basis with data submitted by the sponsor.

Pediatric exclusivity is another type of regulatory market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing regulatory exclusivity periods. This six-month exclusivity may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued "Written Request" for such a trial.

European Union drug development

In the E.U., our future products also may be subject to extensive regulatory requirements. As in the United States, medicinal products can be marketed only if a marketing authorization from the competent regulatory agencies has been obtained.

Similar to the United States, the various phases of preclinical and clinical research in the E.U. are subject to significant regulatory controls. Although the E.U. Clinical Trials Directive 2001/20/EC has sought to harmonize the E.U. clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the E.U., the E.U. Member States have transposed and applied the provisions of the Directive differently. This has led to significant variations in the member state regimes. Under the current regime, before a clinical trial can be initiated it must be approved in each of the E.U. countries where the trial is to be conducted by two distinct bodies: the National Competent Authority, or NCA, and one or more Ethics Committees, or ECs.

The E.U. clinical trials legislation currently is undergoing a transition process mainly aimed at harmonizing and streamlining clinical trial authorization, simplifying adverse event reporting procedures, improving the supervision of clinical trials and increasing their transparency. Recently enacted Clinical Trials Regulation E.U. No 536/2014 ensures that the rules for conducting clinical trials in the E.U. will be identical.

European Union drug marketing

Much like the Anti-Kickback Statute prohibition in the United States discussed below, the provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the European Union. The provision of benefits or advantages to physicians is governed by the national anti-bribery laws of E.U. Member States, such as the UK Bribery Act 2010. Infringement of these laws could result in substantial fines and imprisonment.

Payments made to physicians in certain E.U. Member States must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician's employer, his or her competent professional organization and the regulatory authorities of the individual E.U. Member States. These requirements are provided in the national laws, industry codes or professional codes of conduct, applicable in the E.U. Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

European Union drug review and approval

In the European Economic Area, or EEA, which is comprised of all 28 E.U. Member States (except Croatia) and also Norway, Iceland and Liechtenstein, medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. There are two types of marketing authorizations.

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The Community MA is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use of the European Medicines Agency, or EMA, and is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced-therapy medicines, such as gene therapy, somatic cell therapy or tissue-engineered medicines and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, autoimmune and other immune dysfunctions and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the E.U.

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National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member States through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure. Under the Decentralized Procedure, an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State, or RMS. The competent authority of the RMS prepares a draft assessment report, a draft summary of the product characteristics, or SPC, and a draft of the labeling and package leaflet, which are sent to the other Member States (referred to as the Member States

  Concerned) for their approval. If the Member States Concerned raise no objections, based on a potential serious risk to public health, to the assessment, SPC, labeling, or packaging proposed by the RMS, the product is subsequently granted a national MA in all the Member States (i.e., in the RMS and the Member States Concerned).

Under the above described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

European Union new chemical entity exclusivity

In the E.U., new chemical entities, sometimes referred to as new active substances, qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity. The data exclusivity, if granted, prevents regulatory authorities in the E.U. from referencing the innovator's data to assess a generic application for eight years, after which generic marketing authorization can be submitted, and the innovator's data may be referenced, but not approved for two years. The overall ten-year period will be extended to a maximum of 11 years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are determined to bring a significant clinical benefit in comparison with currently approved therapies.

European Union orphan drug designation and exclusivity

In the E.U., the EMA's Committee for Orphan Medicinal Products grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than 5 in 10,000 persons in the E.U. community (or where it is unlikely that the development of the medicine would generate sufficient return to justify the investment) and for which no satisfactory method of diagnosis, prevention or treatment has been authorized (or, if a method exists, the product would be a significant benefit to those affected).

In the E.U., orphan drug designation entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity is granted following medicinal product approval. This period may be reduced to six years if the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. Orphan drug designation must be requested before submitting an application for marketing approval. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

European data collection

The collection and use of personal health data in the E.U. is governed by the provisions of the Data Protection Directive, and as of May 2018 the General Data Protection Regulation, or the GDPR. This directive imposes several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, notification of data processing obligations to the competent national data protection authorities and the security and confidentiality of the personal data. The Data Protection Directive and the GDPR also impose strict rules on the transfer of personal data out of the E.U. to the United States. Failure to comply with the requirements of the Data Protection Directive, the GDPR, and the related national data protection laws of the E.U. Member States may result in fines and other administrative penalties. The GDPR introduces new data protection requirements in the E.U. and substantial fines for breaches of the data protection rules. The GDPR regulations may impose additional responsibility and liability in relation to personal data that we process and we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. This may be onerous and adversely affect our business, financial condition, results of operations and prospects.

Rest of the world regulation

For other countries outside of the E.U. and the United States, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. Additionally, the clinical trials must be conducted in accordance with GCP requirements and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Additional laws and regulations governing international operations

If we further expand our operations outside of the United States, we must dedicate additional resources to comply with numerous laws and regulations in each jurisdiction in which we plan to operate. The Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual or business from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.

Various laws, regulations and executive orders also restrict the use and dissemination outside of the United States, or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. If we expand our presence outside of the United States, it will require us to dedicate additional resources to comply with these laws, and these laws may preclude us from developing, manufacturing, or selling certain products and product candidates outside of the United States, which could limit our growth potential and increase our development costs.

The failure to comply with laws governing international business practices may result in substantial civil and criminal penalties and suspension or debarment from government contracting. The Securities and Exchange Commission also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA's accounting provisions.

Coverage and reimbursement

Successful commercialization of new drug and biologic products depends in part on the extent to which reimbursement for those drug and biologic products will be available from government health administration authorities, private health insurers and other organizations. These bodies decide which drug and biologic products they will pay for and establish reimbursement levels. The availability and extent of reimbursement by governmental and private payors is essential for most patients to be able to afford a drug or biologic product. Sales of drug and biologic products depend substantially, both domestically and abroad, on the extent to which the costs of these products are paid for by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors.

In the United States, the important decisions about reimbursement for new drug and biologic products are made by the Centers for Medicare & Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services, or HHS, as well as major health insurers. CMS decides whether and to what extent a new product will be covered and reimbursed under Medicare, and private payors tend to follow CMS to a substantial degree. However, no uniform policy of coverage and reimbursement for drug and biologic products exists among third-party payors and coverage and reimbursement levels for drug and biologic products can differ significantly from payor to payor.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003, also called the Medicare Modernization Act, or the MMA, established the Medicare Part D program to provide a voluntary prescription drug and biologic benefit to Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities that provide coverage of outpatient prescription drugs and biologics. Unlike Medicare Parts A and B, Part D coverage is not standardized. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs and biologics, and each drug plan can develop its own formulary that identifies which drugs and biologics it will cover, and at what tier or level. However, Part D prescription drug formularies must include products within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs and biologics in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs and biologics may increase demand for products for which we obtain marketing approval. Any negotiated prices for any of our products covered by a Part D prescription drug plan will likely be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.

For a drug or biologic product to receive federal reimbursement under the Medicaid or Medicare Part B programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the average manufacturer price, or AMP, and Medicaid rebate amounts reported by the manufacturer. As of 2010, the ACA expanded the types of entities eligible to receive discounted 340B pricing, although under the current state of the law these newly eligible entities (with the exception of children's hospitals) will not be eligible to receive discounted 340B pricing on orphan drugs. As 340B drug pricing is determined based on AMP and Medicaid rebate data, the revisions to the Medicaid rebate formula and AMP definition described above could cause the required 340B discount to increase. The American Recovery and Reinvestment Act of 2009 provides funding for the federal government to compare the effectiveness of different treatments for the same illness. The plan for the research was published in 2012 by HHS, the Agency for Healthcare Research and Quality and the National Institutes for Health, and periodic reports on the status of the research and related expenditures are made to Congress. Although the results of the comparative effectiveness studies are not intended to mandate coverage policies for public or private payors, it is not clear what effect, if any, the research will have on the sales of our product candidates. It is also possible that comparative effectiveness research demonstrating benefits in a competitor's drug could adversely affect the sales of our product candidates. If third-party payors do not consider our products to be cost-effective compared to other available therapies, they may not cover our products after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our drugs on a profitable basis.

These current laws and state and federal healthcare reform measures that may be adopted in the future may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

Outside of the United States, the pricing of pharmaceutical products is subject to governmental control as part of national health systems in many countries. In general, the prices of drug and biologic products under such systems are substantially lower than in the United States. Other countries allow companies to fix their own prices for drug and biologic products, but monitor and control company profits. Efforts to control prices and utilization of pharmaceutical products and medical devices will likely continue as countries attempt to manage healthcare expenditures. Accordingly, in markets outside the United States the reimbursement for our products may be reduced compared with the United States.

Other healthcare laws

Healthcare providers, physicians and third party payors will play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. Arrangements with third party payors, healthcare providers and physicians may expose a pharmaceutical or biologics manufacturer to broadly applicable fraud and abuse and other healthcare laws and regulations. In the United States, these laws include, without limitation, state and federal anti-kickback, false claims, physician transparency and patient data privacy and security laws and regulations, including but not limited to those described below:

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the federal Anti-Kickback Statute makes it illegal for any person, including a prescription drug or biologic manufacturer (or a party acting on its behalf) to knowingly and willfully solicit receive, offer or pay any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, that is intended to induce or reward referrals including the purchase, recommendation, order or prescription of a particular drug for which payment may be made under a federal healthcare program, such as the Medicare and Medicaid programs. Violation of the statute does not require actual knowledge of the statute or specific intent to violate it. In addition, the government may assert that a claim, including items or services resulting from a violation of the federal Anti-Kickback Statute, constitutes a false or fraudulent claim for purposes of the False Claims Act;

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the federal civil and criminal false claims laws and civil monetary penalty laws, including the False Claims Act, impose criminal and civil penalties, including through civil "qui tam" or "whistleblower" actions, against individuals or entities for, among other things, knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid, or other federal healthcare programs that are false or fraudulent; knowingly making or causing a false statement material to a false or fraudulent claim or an obligation to pay money to the federal government; or knowingly concealing or knowingly and improperly avoiding or decreasing such an obligation. Similar to the federal Anti-Kickback

  Statute, a person or entity does not need to have actual knowledge of these statutes or specific intent to violate them in order to have committed a violation;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, impose requirements on certain covered healthcare providers, health plans and healthcare clearinghouses as well as their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information;

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the federal Physician Payments Sunshine Act, created under the ACA, and its implementing regulations, which require manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children's Health Insurance Program to report annually to the HHS under the Open Payments Program, information related to payments or other transfers of value made to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and

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analogous state and foreign laws and regulations, such as state and foreign anti-kickback, false claims, consumer protection and unfair competition laws which may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements as well as submitting claims involving healthcare items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical and biologics manufacturers to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government that otherwise restricts payments that may be made to healthcare providers and other potential referral sources; state laws that require drug and biologic manufacturers to file reports with states regarding pricing and marketing information, such as the tracking and reporting of gifts, compensations and other remuneration and items of value provided to healthcare professionals and entities; state and local laws requiring the registration of pharmaceutical sales representatives; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Efforts to ensure that business arrangements comply with applicable healthcare laws involve substantial costs. It is possible that governmental and enforcement authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, integrity and oversight agreements to resolve allegations of non-compliance, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of operations, any of which could adversely affect our ability to operate our business. In addition, commercialization of any of our products outside the United States will also likely be subject to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

Current and future healthcare reform legislation

In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the healthcare system. In particular, in 2010 the ACA was enacted, which, among other things, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program, extended the Medicaid Drug Rebate Program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations, subjected manufacturers to new annual fees and taxes for certain branded prescription drugs, and provided incentives to programs that increase the federal government's comparative effectiveness research.

There have been a number of significant changes to the ACA and its implementation. The Tax Cuts and Jobs Act of 2017, or Tax Act, includes a provision effective January 1, 2019 repealing the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the "individual mandate". Further, on January 20, 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. On October 13, 2017, President Trump signed an Executive Order terminating the cost-sharing subsidies that reimburse insurers under the ACA. Several state Attorneys General filed suit to stop the administration from terminating the subsidies, but their request for a restraining order was denied by a federal judge in California on October 25, 2017. Moreover, on January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain ACA-mandated fees, including the so called "Cadillac" tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. The Bipartisan Budget Act of 2018 also amends the ACA, effective January 1, 2019, by increasing the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and closing the coverage gap in most Medicare drug plans, commonly referred to as the "donut hole". Similarly, CMS recently proposed regulations that would give states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation's automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year, which went into effect in 2013, and, due to subsequent legislative amendments, will remain in effect through 2027 unless additional Congressional action is taken. The American Taxpayer Relief Act of 2012 further reduced Medicare payments to several providers, including hospitals and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Legislative and regulatory proposals, and enactment of laws, at the foreign, federal and state levels, directed at containing or lowering the cost of healthcare, will continue into the future.

Employees

As of March 31, 2018, we had 65 full-time employees, 22 of our employees have Ph.D. or M.D. degrees and 52 of our employees are engaged in research and development activities. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Facilities

We lease a facility containing 10,000 square feet of laboratory and office space, which is located at 325 Vassar Street, Suite 1A, Cambridge, Massachusetts. The lease expires in September 2021, subject to one option to extend the lease for five years. We also sublease approximately 12,000 square feet of laboratory and office space at 99 Erie Street, Cambridge, Massachusetts. The sublease expires in December 2018. We have entered into a lease for approximately 48,000 square feet of office and laboratory space at 399 Binney Street, Cambridge, Massachusetts. The lease term is expected to commence on November 1, 2018, following the completion of construction, and will expire eight years from the commencement date.

We have signed a letter of intent to acquire a 135,000 square foot manufacturing facility located in the Northeastern United States, the acquisition of which we currently anticipate will close by fall of 2018.

Legal proceedings

We are not currently a party to any material legal proceedings.

Management

The following table sets forth the name, age and position of each of our executive officers and directors, as of March 31, 2018:

Name	Age	Position

Executive officers:
Pablo J. Cagnoni, M.D.	55	Chief Executive Officer, Director
Torben Straight Nissen, Ph.D.	46	President, Director
Andrew M. Oh	47	Chief Financial Officer
Christopher L. Carpenter, M.D., Ph.D.	62	Chief Medical Officer
Non-employee directors:
David R. Epstein	56	Chairman, Director
Noubar B. Afeyan, Ph.D.	55	Director
Francis Cuss, M.B., B.Chir., FRCP	63	Director
Robert S. Langer, Sc.D.	69	Director
Roger Pomerantz, M.D.	61	Director
Michael Rosenblatt, M.D.	70	Director
Catherine A. Sohn, Pharm.D.	65	Director
Jonathan R. Symonds, CBE	59	Director

Executive officers

Pablo J. Cagnoni, M.D. has served as our Chief Executive Officer and as a member of our board of directors since June 2018. From April 2018 to June 2018, Dr. Cagnoni served as an advisor to our company. Dr. Cagnoni also serves on the board of directors of CRISPR Therapeutics AG, a biotechnology company. Since May 2015, Dr. Cagnoni has served as President and Chief Executive Officer of Tizona Therapeutics, Inc., a biotechnology company. Dr. Cagnoni previously served as President of Onyx Pharmaceuticals, Inc. from October 2013 to April 2015, and as Executive Vice President, Global Research and Development and Technical Operations from April 2013 to October 2013. Dr. Cagnoni also served in management roles at the following biotechnology companies: Senior Vice President and Global Head of Clinical Development at Novartis AG from October 2009 to April 2013, Senior Vice President and Chief Medical Officer at Allos Therapeutics, Inc. from March 2007 to September 2009, and Chief Medical Officer and Vice President of Clinical Research and Medical Affairs at OSI Pharmaceuticals, Inc. from July 2004 to March 2007. Dr. Cagnoni was also Assistant Professor of Medicine and Assistant Director of the Pharmacology Laboratory at the University of Colorado Bone Marrow Transplant Program. Dr. Cagnoni received an M.D. from the University of Buenos Aires School of Medicine. He continued with post-doctoral work in Hematology and Oncology at the Mount Sinai Medical Center in New York and in Stem Cell Transplantation at the University of Colorado Health Sciences Center. We believe Dr. Cagnoni's experience in the biotechnology industry qualifies him to serve on our board of directors.

Torben Straight Nissen, Ph.D. has served as our President and as a member of our board of directors since November 2016. Since November 2016, Dr. Straight Nissen has also served as Venture Partner at Flagship Pioneering, which conceives, creates, resources and develops first-in-category life sciences companies. Prior to joining our company, from July 2011 to November 2016, Dr. Straight Nissen held senior management roles with Pfizer Inc., a pharmaceutical company, serving as Vice President, Worldwide Research and Development Strategic Portfolio Management and Planning from July 2015 to November

2016, Head of Strategy, Portfolio and Operations of the Biotherapeutics Research & Development Division from January 2014 to July 2015 and as Executive Director and Chief Operating Officer of the Centers for Therapeutic Innovation from July 2011 to January 2014. Dr. Straight Nissen received a Ph.D. in biotechnology from the Technical University of Denmark/Carlsberg Research Laboratory and an M.S. in chemical engineering from the Technical University of Denmark. We believe that Dr. Straight Nissen's experience serving in senior research and development, operational and strategic roles in both large pharmaceutical and emerging biotechnology companies qualify him to serve on our board of directors.

Andrew M. Oh has served as our Chief Financial Officer since December 2017. Prior to joining our company, Mr. Oh served as the Co-Founder, Chief Investment Officer and Chief Operating Officer of Leerink Pharmaceutical Investments, a private asset management company focused on investing in public healthcare stocks, from January 2014 to December 2017, and as Senior Global Pharmaceutical Analyst and Portfolio Manager for Fidelity Investments from May 2006 to March 2013. Mr. Oh received an M.B.A. from Northwestern University's Kellogg School of Management and a B.A. in biology from Washington University in St. Louis.

Christopher L. Carpenter, M.D., Ph.D. has served as our Chief Medical Officer since September 2017. Prior to joining our company, Dr. Carpenter held various roles at GlaxoSmithKline plc, a pharmaceutical company, serving as the Senior Vice President and Head of the Cancer Epigentics Discovery Performance Unit from November 2013 to August 2017 and the Project Physician leader from April 2011 to November 2013. Dr. Carpenter holds a Ph.D. in pharmacology and an M.D. from the University of Southern California and a B.S. in biology from Stanford University. Dr. Carpenter completed his residency in internal medicine at University of Texas Southwestern, his hematology/oncology fellowship at Massachusetts General Hospital and a post-doctoral fellowship in Lewis Cantley's laboratory at Weill Cornell Medical College.

Non-employee directors

David R. Epstein has served as our Chairman and as a member of our board of directors since January 2017. Since January 2017, Mr. Epstein has also served as Executive Partner at Flagship Pioneering. Mr. Epstein also serves on the boards of directors of International Flavors and Fragrances, Inc., Evelo Biosciences, Inc. and Axcella Health Inc., as chairman. From January 2010 to July 2016, Mr. Epstein served as Chief Executive Officer of Novartis Pharmaceuticals Corporation, a pharmaceutical company and a division of Novartis AG. Mr. Epstein received an M.B.A. from Columbia Business School and a B.S. in pharmacy from Rutgers University. We believe that Mr. Epstein's extensive experience serving in executive roles in the life sciences industry and leading the development and commercialization of numerous therapeutics qualify him to serve on our board of directors.

Noubar B. Afeyan, Ph.D. has served as a member of our board of directors since 2013. Previously, Dr. Afeyan served as our President from April 2013 to May 2014 and as the Chairman of our board of directors from April 2013 to December 2014 and from July 2016 to January 2017. In 1999, Dr. Afeyan founded Flagship Pioneering and serves as its Senior Managing Partner and Chief Executive Officer. Since May, 2014, Dr. Afeyan has served on the board of directors of Evelo Biosciences, Inc. and since October 2010, on the board of Seres Therapeutics, Inc. He has previously served on the boards of numerous privately and publicly held companies, including BIND Therapeutics, Inc., BG Medicine, Inc. and Eleven Biotherapeutics, Inc. He received a Ph.D. in biochemical engineering from the Massachusetts Institute of Technology and a B.S. in chemical engineering from McGill University. Dr. Afeyan is currently a visiting lecturer of business administration at Harvard Business School and was previously a senior lecturer at the Massachusetts Institute of Technology's Sloan School of Management where he taught courses on technology-entrepreneurship, innovation and leadership. We believe that Dr. Afeyan's significant experience co-founding, leading and investing in numerous biotechnology companies make him qualified to serve on our board of directors.

Francis Cuss, M.B., B.Chir., FRCP has served as a member of our board of directors since January 2018. Dr. Cuss is currently retired from full-time operational roles. Previously, he served as the Executive Vice President, Chief Scientific Officer and Head of Research and Development of Bristol Myers Squibb Co., a pharmaceutical company, from July 2013 to March 2017 and as the Senior Vice President and Head of Research of Bristol Myers Squibb from April 2010 to June 2013. From November 2017 to November 2018, Dr. Cuss served as an advisor to Biogen Inc. and since September 2017, Dr. Cuss has served on the board of directors of Novo Holdings A/S. Dr. Cuss received a B.A./M.A. in natural sciences and an M.B., B.Chir. in medicine from Cambridge University. We believe that Dr. Cuss' broad experience in pharmaceutical research, clinical development and executive management within globally-operating biopharmaceutical companies make him qualified to serve on our board of directors.

Robert S. Langer, Sc.D. has served as a member of our board of directors and as a member of our scientific advisory board since December 2014. Since 2005, he has served as a David H. Koch Institute Professor at the Massachusetts Institute of Technology. Dr. Langer is co-founder and serves on the board of directors and scientific advisory board of PureTech Health plc. Since December 2009, Dr. Langer has served on the board of directors of Kala Pharmaceuticals, Inc. and since 2010, on the board of Moderna Therapeutics, Inc., which he also co-founded. He has previously served on the board of Momenta Pharmaceuticals, Inc. Since 2013, Dr. Langer has served as director, consultant and advisor to various companies and institutions. Dr. Langer received a Sc.D. in chemical engineering from the Massachusetts Institute of Technology and a B.S. in chemical engineering from Cornell University. We believe that Dr. Langer's academic work, his extensive medical and scientific knowledge and experience and his previous service on public company boards of directors qualify him to serve as a member of our board of directors.

Roger Pomerantz, M.D. has served as a member of our board of directors since December 2014 and as Venture Partner at Flagship Pioneering since July 2014. Dr. Pomerantz has served as President and Chief Executive Officer of Seres Therapeutics, Inc., a biotechnology company, since June 2014 and as chairman of its board of directors since November 2013. From January 2011 to September 2013, Dr. Pomerantz served as Worldwide Head of Licensing and Acquisitions and Senior Vice President at Merck & Co., Inc., or Merck, a pharmaceutical company, where he oversaw licensing and acquisitions for Merck Research Laboratories, the research and development division of Merck. Since April 2014, he has served on the board of directors of ContraFect Corporation and since March 2018, on the board of Intec Pharma LTD. Dr. Pomerantz received an M.D. from Johns Hopkins School of Medicine and a B.A. in biochemistry from Johns Hopkins University. We believe that Dr. Pomerantz' academic and clinical experience, including his role in the regulatory approval of therapeutic drugs, his knowledge of the pharmaceutical industry and his experience as chief executive officer of a public biotechnology company qualify him to serve on our board of directors.

Michael Rosenblatt, M.D. has served as a member of our board of directors since December 2014 and as Chief Medical Officer of Flagship Pioneering since September 2016. From December 2009 to June 2016, he served as the Executive Vice President and Chief Medical Officer of Merck. Dr. Rosenblatt has served on the boards of directors of Radius Health, Inc. and ProScript. Dr. Rosenblatt received an M.D. from Harvard Medical School and an A.B in chemistry from Columbia University. We believe that Dr. Rosenblatt's extensive medical and scientific knowledge and his experience in clinical development and executive management in the pharmaceutical industry qualify him to serve as a member of our board of directors.

Catherine A. Sohn, Pharm.D. has served as a member of our board of directors since January 2018. Since January 2011, Dr. Sohn has consulted for pharmaceutical, biotechnology, medical device and consumer healthcare companies in the areas of business strategy, business development and strategic product development at Sohn Health Strategies, LLC, which she founded. Since November 2012, Dr. Sohn has served on the board of directors of Landec Corporation, a public biomaterials and food company and since July 2012 on the board of Jazz Pharmaceuticals plc. Dr. Sohn served on the board of Neuralstem, Inc., a public biopharmaceutical company from January 2014 to May 2017. From 1982 to 2010, Dr. Sohn spent 28 years at GlaxoSmithKline plc and its predecessor companies, SmithKline Beecham and SK&F, serving as Senior Vice President from 2003 until 2010. Dr. Sohn received a Pharm.D. from the University of California, San Francisco. We believe that Dr. Sohn is qualified to serve on our board of directors because of her experience with product development, strategic marketing and business development transactions in the pharmaceutical industry.

Jonathan R. Symonds, CBE has served as a member of our board of directors since March 2018. Since April 2014, he has been the Chairman of HSBC Bank plc, a large international banking and financial institution, and a senior independent director of HSBC Holdings. Mr. Symonds served as the Chief Financial Officer of Novartis AG from September 2009 to January 2014. Since November 2014, he has served as the Chairman of Proteus Digital Health, Inc., a digital medicine company. From May 2014 to June 2017, Mr. Symonds served as Chairman of Innocoll Holdings PLC, a specialty pharmaceutical company, and since October 2014, as a director of Genomics England plc, a government organization leading a genomics project. Mr. Symonds received a B.A. in business finance and an honorary doctorate in law from the University of Hertfordshire. We believe that Mr. Symonds is qualified to serve on our board of directors because of his experience as a senior finance executive in large publicly held biopharmaceutical companies.

Composition of our board of directors

Our board of directors consists of nine members, each of whom are members pursuant to the board composition provisions of our certificate of incorporation and agreements with our stockholders, including the second amended and restated voting agreement with holders of our preferred stock. These board composition provisions will terminate upon the completion of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our nominating and corporate governance committee and our board of directors may therefore consider a broad range of factors relating to the qualifications and background of nominees. Our nominating and corporate governance committee's and our board of directors' priority in selecting board members is the identification of persons who will further the interests of our stockholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape, and professional and personal experiences and expertise relevant to our growth strategy. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. Our amended and restated certificate of incorporation that will become effective upon the closing of this offering and our amended and restated bylaws that will become effective on the date on which the registration statement of which this prospectus is a part is declared effective by the SEC also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the votes that all our stockholders would be entitled to cast in an annual election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Director independence

Our board of directors has determined that all members of the board of directors, except Dr. Straight Nissen and Mr. Epstein, are independent directors, including for purposes of the rules of The Nasdaq Global Market and the Securities and Exchange Commission, or SEC. In making such independence determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director. In considering the independence of the directors listed above, our board of directors considered the association of our directors with the holders of more than 5% of our common stock. Upon the completion of this offering, we expect that the composition and functioning of our board of directors and each of our committees will comply with all applicable requirements of The Nasdaq Global Market and the rules and regulations of the SEC. There are no family relationships among any of our directors or executive officers. Dr. Straight Nissen and Mr. Epstein are not independent directors under these rules because they are each executive officers of our company.

Staggered board

In accordance with the terms of our amended and restated certificate of incorporation that will become effective upon the closing of this offering and our amended and restated bylaws that will become effective on the date on which the registration statement of which this prospectus is a part is declared effective by the SEC, our board of directors will be divided into three staggered classes of directors and each will be assigned to one of the three classes. At each annual meeting of the stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2019 for Class I directors, 2020 for Class II directors and 2021 for Class III directors.

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Our Class I directors will be                           ;

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Our Class II directors will be                           ; and

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Our Class III directors will be                           .

Our amended and restated certificate of incorporation that will become effective upon the closing of this offering and our amended and restated bylaws that will become effective on the date the registration statement of which this prospectus is a part is declared effective by the SEC will provide that the number of directors shall be fixed from time to time by a resolution of the majority of our board of directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.

Board leadership structure and board's role in risk oversight

David Epstein is our current Chairman of the board of directors, and we plan to keep this role separated from the role of Chief Executive Officer following the completion of this offering. We believe that separating these positions allows our Chief Executive Officer to focus on setting the overall strategic direction of the company, expanding the organization to deliver on our strategy and overseeing our day-to-day business, while allowing a chairman of the board to lead the board of directors in its fundamental role of providing strategic advice. Our board of directors recognizes the time, effort and energy that the Chief Executive Officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our chairman, particularly as the board of directors' oversight responsibilities continue to grow. While our amended and restated bylaws and corporate governance guidelines do not require that our chairman and Chief Executive Officer positions be separate, our board of directors believes that having separate positions is the appropriate leadership structure for us at this time.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including risks relating to our financial condition, development and commercialization activities, operations, strategic direction and intellectual property as more fully discussed in the section entitled "Risk factors" appearing elsewhere in this prospectus. Management is responsible for the day-to-day management of risks we face, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

The role of the board of directors in overseeing the management of our risks is conducted primarily through committees of the board of directors, as disclosed in the descriptions of each of the committees below and in the charters of each of the committees. The full board of directors (or the appropriate board committee in the case of risks that are under the purview of a particular committee) discusses with management our major risk exposures, their potential impact on us, and the steps we take to manage them. When a board committee is responsible for evaluating and overseeing the management of a particular risk or risks, the chairman of the relevant committee reports on the discussion to the full board of directors during the committee reports portion of the next board meeting. This enables the board of directors and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Committees of our board of directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will operate pursuant to a charter adopted by our board of directors and will be effective upon the effectiveness of the registration statement of which this prospectus is a part. Upon the effectiveness of the registration statement of which this prospectus is a part, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, Nasdaq and SEC rules and regulations.

Audit committee

                                          will serve on the audit committee, which will be chaired by                           . Our board of directors has determined that                           are "independent" for audit committee purposes as that term is defined in the rules of the SEC and the applicable Nasdaq rules, and each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated                           as an "audit committee financial expert," as defined under the applicable rules of the SEC. The audit committee's responsibilities include:

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appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

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pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

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reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

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reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

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coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

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establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

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recommending based upon the audit committee's review and discussions with management and our independent registered public accounting firm whether our audited financial statements shall be included in our Annual Report on Form 10-K;

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monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

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preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

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reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

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reviewing quarterly earnings releases.

Compensation committee

                                          will serve on the compensation committee, which will be chaired by                           . Our board of directors has determined that each member of the compensation committee is "independent" as defined in the applicable Nasdaq rules. The compensation committee's responsibilities include:

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annually reviewing and recommending to the board of directors the corporate goals and objectives relevant to the compensation of our principal executive officer;

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evaluating the performance of our principal executive officer in light of such corporate goals and objectives and based on such evaluation: (i) determining cash compensation of our principal executive officer; and (ii) reviewing and approving grants and awards to our principal executive officer under equity-based plans;

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reviewing and approving or recommending to the board of directors the cash compensation of our other executive officers;

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reviewing and establishing our overall management compensation, philosophy and policy;

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overseeing and administering our compensation and similar plans;

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evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;

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reviewing and approving our policies and procedures for the grant of equity-based awards;

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reviewing and recommending to the board of directors the compensation of our directors;

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preparing the compensation committee report required by SEC rules, if and when required, to be included in our annual proxy statement; and

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reviewing and approving the retention, termination or compensation of any consulting firm or outside advisor to assist in the evaluation of compensation matters.

Nominating and corporate governance committee

                                          will serve on the nominating and corporate governance committee, which will be chaired by                           . Our board of directors has determined that each member of the nominating and corporate governance committee is "independent" as defined in the applicable Nasdaq rules. The nominating and corporate governance committee's responsibilities include:

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developing and recommending to the board of directors criteria for board and committee membership;

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establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

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reviewing the composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us;

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identifying individuals qualified to become members of the board of directors;

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determining the independence of directors nominated each year for election or re-election to the board of directors;

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determining whether candidates for audit committee meet financial literacy requirements;

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recommending to the board of directors the persons to be nominated for election as directors and to each of the board's committees;

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developing and recommending to the board of directors a code of business conduct and ethics and a set of corporate governance guidelines; and

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overseeing the evaluation of our board of directors and management.

Our board of directors may from time to time establish other committees.

Compensation committee interlocks and insider participation

None of the members of our compensation committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Corporate governance

We have adopted a written code of business conduct and ethics, effective upon the effectiveness of the registration statement of which this prospectus is a part, that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. Following the effectiveness of the registration statement of which this prospectus is a part, a current copy of the code will be posted on the investor relations section of our website, which is located at www.rubiustx.com. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer or director, we will disclose the nature of such amendment or waiver on our website or in a current report on Form 8-K.

Executive compensation

Executive compensation overview

Historically, our executive compensation program has reflected our growth and development-oriented corporate culture. To date, the compensation of our chairman and our other executive officers identified in the 2017 Summary Compensation Table below, who we refer to as the named executive officers, has consisted of a combination of base salary, bonuses and long-term incentive compensation in the form of restricted common stock awards and stock options. Our named executive officers who are full-time employees, like all other full-time employees, are eligible to participate in our health and welfare benefit plans. As we transition from a private company to a publicly traded company, we will evaluate our compensation values and philosophy and compensation plans and arrangements as circumstances require. At a minimum, we expect to review executive compensation annually with input from a compensation consultant. As part of this review process, we expect the board of directors and the compensation committee to apply our values and philosophy, while considering the compensation levels needed to ensure our executive compensation program remains competitive. We will also review whether we are meeting our retention objectives and the potential cost of replacing a key employee.

2017 summary compensation table

The following table presents information regarding the total compensation awarded to, earned by, and paid to our named executive officers for services rendered to us in all capacities for the years indicated.

Name and principal position	Year	Salary ($)	Bonus ($)(3)	Stock awards ($)(4)		Option awards ($)(5)		All other compensation ($)		Total ($)

David R. Epstein	2017	—	1,107,570	2,508,917	(6)	870,189	(6)	500,055	(7)	4,986,731
Chairman (Principal
Executive Officer)(1)
Torben Straight Nissen, Ph.D.	2017	350,000	122,500	178,009		44,872		840	(8)	696,221
President
Christopher L. Carpenter, M.D.	2017	113,750	44,727	—		2,607,485		75,000	(9)	2,840,962
Chief Medical Officer(2)

(1)    Mr. Epstein currently serves as our Chairman and as a non-employee consultant. Mr. Epstein will cease to be our Principal Executive Officer upon Dr. Cagnoni's assuming the role of our Chief Executive Officer in June 2018.

(2)    Dr. Carpenter commenced employment with us in September 2017. His annual base salary for 2017 was $390,000.

(3)    The amounts reported represent bonuses based upon the Board's assessment of the achievement of company and individual performance objectives for the year ended December 31, 2017, which were paid in February 2018. For Mr. Epstein, the amount reported also includes a one-time cash bonus in the amount of $612,570 which was forgone at Mr. Epstein's election in exchange for the issuance of 213,439 shares of common stock.

(4)   The amounts reported represent the aggregate grant-date fair value of the restricted common stock awards made in 2017, calculated in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718. The assumptions used in calculating the grant-date fair value are set forth in Note 10 to our audited consolidated financial statements appearing at the end of this prospectus.

(5)    The amounts reported represent the aggregate grant-date fair value of stock options awarded in 2017, calculated in accordance with FASB ASC Topic 718. The assumptions used in calculating the grant-date fair value are set forth in Note 10 to our audited consolidated financial statements appearing at the end of this prospectus.

(6)   The awards underlying these amounts represent all equity incentive awards issued to Mr. Epstein in 2017 and were issued to Mr. Epstein for his services as a non-employee consultant and, as such, are being accounted for as non-employee stock-based awards in accordance with the FASB ASC Topic 505-50. Stock-based compensation expense for these awards is recognized based on the fair value of the award on the date that the related service is complete, which is generally the vesting date of the award. As a result, the total amount of stock-based compensation expense recognized related to these awards differs from the grant-date fair value of the awards presented in the table. For a discussion of the aggregate stock-based compensation expense recognized in our consolidated statement of operations for awards granted to Mr. Epstein during the year ended December 31, 2017, see "Management's discussion and analysis of financial condition and results of operations."

(7)    The amount reported represents $375,000 in retainer payments made to Mr. Epstein for his services as a consultant and $125,055 in payments for living accommodations for Mr. Epstein, both pursuant to the terms of his consulting agreement with us. Mr. Epstein's annual retainer commencing August 1, 2017 was $900,000.

(8)   The amount reported represents long-term disability insurance premiums and group term life insurance premiums in excess of statutory limits.

(9)   The amount reported represents company-paid relocation expenses.

Employment and consulting arrangements with our named executive officers

In connection with this offering, we are evaluating entering into amended and restated employment agreements with our named executive officers.

Outstanding equity awards at 2017 fiscal year-end

The following table sets forth information concerning outstanding equity awards held by each of our named executive officers as of December 31, 2017. All equity awards set forth in the table below were granted under our 2014 Stock Incentive Plan, as amended, or the 2014 Plan.

	Option awards							Stock awards
				Equity incentive plan awards: number of securities underlying unexercised unearned options (#)
								Number of shares or units of stock that have not vested (#)		Market value of shares or units of stock that have not vested ($)(1)
	Number of securities underlying unexercised options (#)
						Option exercise price ($)	Option expiration date
Name	Exercisable	Unexercisable

David R. Epstein	—	—		—		—	—	3,667,014	(2)
	—	—		—		—	—	1,100,000	(2)
	—	215,292	(2)	—		2.87	10/24/2027	—		—
Torben Straight Nissen	—	—		—		—	—	1,050,000	(3)
	—	—		350,000	(4)	0.18	11/28/2026	—		—
	—	—		—		—	—	460,000	(5)
	—	—		115,000	(4)	0.19	4/2/2027	—		—
Christopher L. Carpenter	—	750,000	(6)	—		2.87	10/24/2027	—		—

(1)    The market value of our common stock is based on an assumed initial public offering price of $              per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus.

(2)    The shares underlying these awards vest 50% on January 2, 2018, then in 24 equal monthly installments thereafter.

(3)    Represents shares acquired upon the exercise of a stock option with an early exercise feature. The shares vested 25% on November 21, 2017, then in 12 equal quarterly installments thereafter.

(4)   The shares underlying these stock options vest upon the closing, within a specified period, of certain specified transactions.

(5)    This restricted common stock award vests 25% on April 3, 2018, then in 12 equal quarterly installments thereafter.

(6)   The shares underlying this option vest 25% on September 18, 2018, then in 12 equal quarterly installments thereafter.

Compensation risk assessment

We believe that although a portion of the compensation provided to our executive officers and other employees is performance-based, our executive compensation program does not encourage excessive or unnecessary risk taking. This is primarily due to the fact that our compensation programs are designed to encourage our executive officers and other employees to remain focused on both short-term and long-term strategic goals, in particular in connection with our pay-for-performance compensation philosophy. As a result, we do not believe that our compensation programs are reasonably likely to have a material adverse effect on us.

Employee benefit and equity compensation plans

2018 Stock Option and Incentive Plan

Our 2018 Stock Option and Incentive Plan, or our 2018 Plan, was adopted by our board of directors in                  2018, approved by our stockholders in                   2018 and will become effective on the date immediately prior to the date on which the registration statement of which this prospectus is a part is declared effective by the SEC. Our 2018 Plan will replace our 2014 Plan as our board of directors has determined not to make additional awards under the 2014 Plan following the consummation of our initial public offering. Our 2018 Plan allows the compensation committee to make equity-based incentive awards to our officers, employees, directors and consultants.

We have initially reserved              shares of our common stock, or the Initial Limit, for the issuance of awards under our 2018 Plan, plus the shares of common stock remaining available for issuance under our 2014 Plan. This limit is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. Our 2018 Plan provides that the number of shares reserved and available for issuance thereunder will automatically increase on January 1, 2019 and each January 1 thereafter by         % of the number of shares of common stock outstanding on the immediately preceding December 31 or such lesser number of shares determined by the compensation committee, or the Annual Increase.

The shares we issue under our 2018 Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock, expire or are otherwise terminated (other than by exercise) under our 2018 Plan and our 2014 Plan will be added back to the shares of common stock available for issuance under our 2018 Plan. The maximum number of shares that may be issued as incentive stock options may not exceed                           , cumulatively increased on January 1, 2019 and on each January 1 thereafter by the lesser of the Annual Increase, or shares. The grant date fair value of all awards made under our 2018 Plan and all other cash compensation paid by us to any non-employee director in any calendar year shall not exceed $              .

Our 2018 Plan will be administered by our compensation committee. Our compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of our 2018 Plan. Persons eligible to participate in our 2018 Plan will be those full or part-time officers, employees, non-employee directors, and consultants as selected from time to time by our compensation committee in its discretion.

Our 2018 Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each option will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.

Our compensation committee may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to cash or shares of common stock equal to the value of the appreciation in our stock price over the exercise price. The exercise price may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each stock appreciation right will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each stock appreciation right may be exercised.

Our compensation committee may award restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period.

Our compensation committee may also grant shares of common stock that are free from any restrictions under our 2018 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant. Our compensation committee may grant cash bonuses under our 2018 Plan to participants, subject to the achievement of certain performance goals.

Our 2018 Plan provides that upon the effectiveness of a "sale event," as defined in our 2018 Plan, an acquirer or successor entity may assume, continue or substitute outstanding awards under our 2018 Plan. To the extent that awards granted under our 2018 Plan are not assumed or continued or substituted by the successor entity, except as may be otherwise provided in the relevant award certificate, all awards with time-based vesting, conditions or restrictions shall become fully vested and nonforfeitable as of the effective time of the sale event, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with a sale event in the compensation committee's discretion or to the extent specified in the relevant award certificate. Upon the effective time of the sale event, all outstanding awards granted under our 2018 Plan shall terminate. In the event of such termination, individuals holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights (to the extent exercisable) within a specified period of time prior to the sale event. In addition, in connection with the termination of our 2018 Plan upon a sale event, we may make or provide for a payment, in cash or in kind, to participants holding vested and exercisable options and stock appreciation rights equal to the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights and we may make or provide for a payment, in cash or in kind, to participants holding other vested awards.

Our board of directors may amend or discontinue our 2018 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder's consent. Certain amendments to our 2018 Plan require the approval of our stockholders.

No awards may be granted under our 2018 Plan after the date that is ten years from the effective date of our 2018 Plan. No awards under our 2018 Plan have been made prior to the date hereof.

2014 Stock Incentive Plan

Our 2014 Plan was approved by our board of directors and our stockholders on October 10, 2014 and was most recently amended on June 6, 2018. Under our 2014 Plan, we have reserved for issuance an aggregate of 19,152,328 shares of our common stock, which number is subject to adjustment in the event of a stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event.

The shares we issue under our 2014 Plan are authorized but unissued shares or treasury shares. The shares of common stock underlying any awards that are terminated, surrendered or cancelled without having been fully exercised, forfeited in whole or in part or for which shares of common stock are not issued under our 2014 Plan are currently added to the shares of common stock available for issuance under our 2014 Plan. Following this offering, such shares will be added to the shares available under our 2018 Plan.

Our board of directors has acted as administrator of our 2014 Plan. The administrator has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, and to determine the specific terms and conditions of each award, subject to the provisions of our 2014 Plan. Persons eligible to participate in our 2014 Plan are our employees, officers, directors, consultants and advisors as selected from time to time by the administrator in its discretion.

Our 2014 Plan permits the granting of (1) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and (2) options that do not so qualify. The option exercise price of each option is determined by the administrator but may not be less than 100% of the fair market value of the common stock on the date of grant. The term of each option is fixed by the administrator and may not exceed ten years from the date of grant. The administrator determines at what time or times each option may be exercised. In addition, our 2014 Plan permits the granting of stock appreciation rights, restricted shares of common stock, restricted stock units and other stock-based awards.

Our 2014 Plan provides that upon the occurrence of a "reorganization event," as defined in our 2014 Plan, except to the extent otherwise provided in the relevant award agreement or another agreement between us and the participant, the administrator may take one of the following actions as to all (or any portion of) outstanding awards other than restricted stock on such terms as the administrator determines: (i) provide that such awards shall be assumed, or substantially equivalent awards shall be substituted, by the acquiring or succeeding corporation, (ii) upon written notice to a participant, provide that all of the participant's unexercised awards will terminate immediately prior to the consummation of such reorganization event unless exercised by the participant (to the extent then exercisable) within a specified period following the date of such notice, (iii) provide that outstanding awards shall become exercisable, realizable, or deliverable, or restrictions applicable to an award shall lapse, in whole or in part prior to or upon such reorganization event, (iv) in the event of a reorganization event under the terms of which holders of common stock will receive a cash payment, make or provide for a cash payment to participants with respect to each award held by a participant equal to (A) the number of shares of common stock subject to the vested portion of the award (after giving effect to any acceleration) multiplied by (B) the excess, if any, of (x) the price per share in the reorganization event over (y) the exercise, measurement or purchase price of such award and any applicable tax withholdings, in exchange for the termination of such award, (v) provide that, in connection with a liquidation or dissolution of the company, awards shall convert into the right to receive liquidation proceeds (if applicable, net of the exercise, measurement or purchase price thereof and any applicable tax withholdings) and (vi) any combination of the foregoing. Upon the occurrence of a reorganization event other than a liquidation or dissolution, our repurchase and other rights with respect to outstanding restricted stock shall inure to the benefit of our successor and shall, unless the administrator determines otherwise, apply to the cash, securities or other property which the common stock was converted into or exchanged for pursuant to such reorganization event in the same manner and to the same extent as they applied to such restricted stock; provided, however, that the administrator may provide for termination or deemed satisfaction of such repurchase or other rights applicable to the award. Upon the occurrence of a reorganization event involving the liquidation or dissolution of the company, except to the extent specifically provided to the contrary in the award agreement or any other agreement between a participant and us, all restrictions and conditions on all restricted stock then outstanding shall automatically be deemed terminated or satisfied.

No awards may be granted under our 2014 Plan after the date that is ten years from the earlier of the date our 2014 Plan was adopted by the board of directors or approved by our stockholders. Our board of directors has determined not to make any further awards under our 2014 Plan following the closing of this offering.

2018 Employee Stock Purchase Plan

Our 2018 Employee Stock Purchase Plan, or our ESPP, was adopted by our board of directors in                                  2018, approved by our stockholders in                            2018 and will become effective on the date immediately prior to the date on which the registration statement of which this prospectus is a part is declared effective by the SEC. Our ESPP initially reserves and authorizes the issuance of up to a total of              shares of common stock to participating employees. Our ESPP provides that the number of shares reserved and available for issuance will automatically increase on each January 1, beginning on January 1, 2019 and ending on January 1, 2028, by the lesser of (i)               shares of common stock, (ii)          % of the outstanding shares of common stock on the immediately preceding December 31 or (iii) such lesser number of shares as determined by the administrator of our ESPP. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. All employees are eligible to participate in our ESPP. Any employee who owns five percent or more of the voting power or value of our shares of common stock is not eligible to purchase shares under our ESPP. We may make one or more offerings each year to our employees to purchase shares under our ESPP. Offerings will usually begin on each                           and                            and will continue for six-month periods, referred to as offering periods. Each eligible employee may elect to participate in any offering by submitting an enrollment form at least 15 days before the relevant offering date.

Each employee who is a participant in our ESPP may purchase shares by authorizing payroll deductions of up to         % of his or her eligible compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase shares of common stock on the last business day of the offering period at a price equal to         % of the fair market value of the shares on the first business day or the last business day of the offering period, whichever is lower, provided that no more than              shares of common stock may be purchased by any one employee during each offering period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of shares of common stock, valued at the start of the purchase period, under our ESPP in any calendar year.

The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee's rights under our ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

Our ESPP may be terminated or amended by our board of directors at any time. An amendment that increases the number of shares of common stock authorized under our ESPP and certain other amendments require the approval of our stockholders.

Executive Incentive bonus plan

In                           2018, our board of directors adopted the Senior Executive Cash Incentive Bonus Plan, or the Bonus Plan. Our Bonus Plan provides for bonus payments based upon the attainment of performance targets established by our compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our company, or the Corporate Performance Goals, as well as individual performance objectives.

Our compensation committee may select Corporate Performance Goals, including, but not limited to, the following: cash flow (including, but not limited to, operating cash flow and free cash flow); revenue; corporate revenue; earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of our common stock; economic value-added; development, clinical, regulatory or commercial milestones; acquisitions or strategic transactions; operating income (loss); return on capital, assets, equity, or investment; stockholder returns; return on sales; gross or net profit levels; productivity; expense efficiency; margins; operating efficiency; customer satisfaction; working capital; earnings (loss) per share of our common stock; bookings, new bookings or renewals; sales or market shares; number of customers; number of new customers or customer references; operating income and/or net annual recurring revenue, any of which may be measured in absolute terms, as compared to any incremental increase, in terms of growth, as compared to results of a peer group, against the market as a whole, compared to applicable market indices and/or measured on a pre-tax or post-tax basis.

Each executive officer who is selected to participate in our Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive officer. The Corporate Performance Goals will be measured at the end of each performance period after our financial reports have been published. If the Corporate Performance Goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period. Subject to the rights contained in any agreement between the executive officer and us, an executive officer must be employed by us on the bonus payment date to be eligible to receive a bonus payment. Our Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion.

401(k) plan

Effective as of January 1, 2018, we adopted a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. All participants' interests in their contributions are 100% vested when contributed. We provide a matching contribution of 50% of employee contributions up to 6%, with a maximum of $8,000 per year. Matching contributions vest after one year of service. Contributions are allocated to each participant's individual account and are then invested in selected investment alternatives according to the participants' directions. The retirement plan is intended to qualify under Section 401(a) of the Code.

Director compensation

Director compensation

The following table presents the total compensation for each person who served as a non-employee member of our board of directors, and received compensation for such service during the year ended December 31, 2017, other than Mr. Epstein. Other than as set forth in the table and described more fully below, we did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to any of the non-employee members of our board of directors in 2017 for their services as members of the board of directors. We reimburse non-employee members of our board of directors for reasonable travel expenses. Amounts paid to Mr. Epstein, our Chairman and principal executive officer, and Dr. Straight Nissen, our President and a director, for their service in their respective roles during 2017 is presented above in the "2017 summary compensation table."

Name	All other compensation ($)		Total ($)

Noubar B. Afeyan, Ph.D.(1)	—		—
Peter Barton Hutt(2)	—		—
Robert S. Langer, Sc.D.(3)	28,159	(4)	28,159
Harvey Lodish, Ph.D.(5)	24,000	(6)	24,000
Roger Pomerantz, M.D.(2)	—		—
Michael Rosenblatt, M.D.(2)	—		—

(1)    Dr. Afeyan did not hold any outstanding equity awards as of December 31, 2017.

(2)    As of December 31, 2017, Mr. Hutt, Dr. Pomerantz and Dr. Rosenblatt, each held options to purchase 150,000 shares of our common stock and 112,500 shares subject to each such option were vested as of such date. Mr. Hutt resigned from his role as director on January 31, 2018.

(3)    As of December 31, 2017, Dr. Langer held options to purchase 300,000 shares of our common stock and 225,000 shares subject to such options were vested as of such date.

(4)   Represents consulting fees paid to Dr. Langer pursuant to the terms of a Scientific Advisory Board Consulting Agreement with the company. Pursuant to the Scientific Advisory Board Consulting Agreement, Dr. Langer was granted an option to purchase 150,000 shares of common stock and receives consulting fees of $12,500 per quarter for his services on our Scientific Advisory Board.

(5)    As of December 31, 2017, Dr. Lodish held unvested options to purchase 37,500 shares of common stock. Dr. Lodish resigned from his role as director on January 31, 2018.

(6)   Represents consulting fees paid to Dr. Lodish pursuant to the terms of a Founder Consulting Agreement with the company. Pursuant to the Founder Consulting Agreement, Dr. Lodish receives consulting fees of $2,000 per month for his services on our Scientific Advisory Board.

Non-employee director compensation policy

In connection with this offering, we intend to adopt a non-employee director compensation policy that will become effective as of the completion of this offering that will be designed to enable us to attract and retain, on a long-term basis, highly qualified non-employee directors. Under the policy, each director who is not an employee or officer will be paid cash compensation from and after the completion of this offering.

Certain relationships and related party transactions

Other than the compensation agreements and other arrangements described under "Executive compensation" and "Director compensation" in this prospectus and the transactions described below, since January 1, 2015, there has not been and there is not currently proposed, any transaction or series of similar transactions to which we were, or will be, a party in which the amount involved exceeded, or will exceed, $120,000 and in which any director, executive officer, holder of five percent (5%) or more of any class of our capital stock or any member of the immediate family of, or entities affiliated with, any of the foregoing persons, had, or will have, a direct or indirect material interest.

Sales of securities

Series A preferred stock financing

From October 2014 to December 2016, we issued and sold to investors in a private placement an aggregate of 29,570,662 shares of our Series A preferred stock at a purchase price of $0.60 per share, for aggregate consideration of approximately $17.7 million.

Series B preferred stock financing

In June 2017, we issued and sold to investors in a private placement an aggregate of 14,362,344 shares of our Series B preferred stock at a purchase price of $8.39 per share, for aggregate consideration of approximately $120.5 million.

Series C preferred stock financing

In February 2018, we issued and sold to investors in a private placement an aggregate of 7,912,432 shares of our Series C preferred stock at a purchase price of $12.79 per share, for aggregate consideration of approximately $101.2 million.

The following table sets forth the aggregate number of these securities acquired by our directors, executive officers and the listed holders of more than 5% of our capital stock. Each share of our preferred stock identified in the following table will convert into one share of common stock in connection with this offering. Our director, Noubar B. Afeyan, Ph.D. is affiliated with all entities affiliated with Flagship Pioneering Funds. Our director, David Epstein, is a member of Flagship V GP and Flagship Opportunities GP. Our former director, James Gilbert, is a Senior Partner at Flagship Pioneering.

Participant(1)	Common stock	Series A preferred stock	Series B preferred stock	Series C preferred stock

5% stockholders:
Entities affiliated with Flagship Pioneering Funds(2)	5,000,000	29,153,995	2,969,739	1,172,792
Directors and executive officers:
James Gilbert(3)	—	416,667	—	—

(1)    Additional details regarding these stockholders and their equity holdings are provided under the caption "Principal stockholders."

(2)    Flagship Pioneering Funds consists of Flagship VentureLabs IV LLC, Flagship Ventures Fund IV, L.P., Flagship Ventures Fund IV-Rx, L.P., Flagship Ventures Fund V, LP, Flagship V VentureLabs Rx Fund, LP, and Flagship Ventures Opportunities Fund I, L.P.

(3)    Mr. Gilbert served on our board of directors as the Chairman from December 2014 until January 2017.

Services agreement

In April 2013, we entered into a services agreement with Flagship Ventures Management, Inc., or Flagship Management, an affiliate of the Flagship Pioneering Funds, under which Flagship Management provides us with personnel, advisory and administrative services on an as-needed basis. From April 2013 to March 31, 2018, we paid Flagship Management an aggregate of $3,368,006 for services provided under the services agreement, inclusive of the services provided by Avak Kahvejian, Ph.D., who served as our President from May 2015 through November 2016. Our payments to Flagship Management were $700,876, $833,676 and $1,022,219 during the years ended December 31, 2015, 2016 and 2017, respectively. Our directors who are affiliated with Flagship Pioneering are set forth in the table above.

Second amended and restated investors' rights agreement

We are a party to a second amended and restated investors' rights agreement, dated as of February 23, 2018, with holders of our preferred stock, including holders of five percent (5%) or more of our capital stock and entities affiliated with our directors. The investor rights agreement provides these holders the right, following the completion of this offering, to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. The investor rights agreement also provides a right of first refusal to purchase future securities sold by us, which such right shall terminate immediately prior to the consummation of this offering. See "Description of capital stock—Registration rights" for additional information regarding these registration rights.

Second amended and restated voting agreement

We are party to a second amended and restated voting agreement, dated as of February 23, 2018, with certain of our stockholders, pursuant to which the following directors were elected to serve as members on our board of directors and, as of the date of this prospectus, continue to so serve: David Epstein, Torben Straight Nissen, Noubar B. Afeyan, Francis Cuss, Robert S. Langer, Roger Pomerantz, Michael Rosenblatt and Catherine Sohn.

The voting agreement will terminate upon the closing of this offering, and members previously elected to our board of directors pursuant to this agreement will continue to serve as directors until they resign, are removed or their successors are duly elected by the holders of our common stock. The composition of our board of directors after this offering is described in more detail under "Management—Composition of our board of directors."

Promissory notes

On January 27, 2017, we loaned David Epstein $696,733 to purchase shares of our common stock pursuant to a promissory note and a restricted stock agreement, each between us and Mr. Epstein dated January 27, 2017. On May 16, 2017, we loaned Mr. Epstein $1,815,000 to purchase shares of our common stock pursuant to a promissory note and a restricted stock agreement, each between us and Mr. Epstein dated May 16, 2017. The January 27, 2017 promissory note provides that the unpaid principal amount of the loan bears interest at 1.97% annually, and the May 16, 2017 promissory note provides that the unpaid principal amount of the loan bears interest at 2.04% annually. Interest is payable annually or is converted to principal and payable at the maturity date. The maturity date of the promissory notes occurs on the earliest of (i) seven years from the issuance date of the notes; (ii) 60 days following the date of termination of services by the borrower; and (iii) immediately prior to an initial filing of a registration statement by us. The promissory notes are partial-recourse and secured by a pledge of the shares of

common stock purchased with the promissory notes. On June      , 2018, the original principal balance of $                       and all interest that had accrued thereon, totaling $                  , was forgiven by us.

On April 3, 2017, we loaned Torben Straight Nissen a total of $239,400 to purchase shares of our common stock pursuant to two promissory notes between us and Dr. Straight Nissen, dated April 3, 2017, and two restricted stock agreements between us and Dr. Straight Nissen, dated April 3, 2017. Both promissory notes provide that the unpaid principal amount of the loans bear interest at 2.05% annually, and interest is payable annually or is converted to principal and payable at the maturity date. The maturity date of the promissory notes occurs on the earliest of (i) seven years from the issuance date of the notes; (ii) 60 days following the date of termination of employment of the borrower; and (iii) immediately prior to an initial filing of a registration statement by us. The promissory notes are partial-recourse and are secured by a pledge of the shares of our common stock purchased with the promissory notes. On June      , 2018, Dr. Straight Nissen repaid $                  to us, representing the outstanding principal balance of the promissory notes and all interest that had accrued thereon.

Indemnification agreements

In connection with this offering, we intend to enter into agreements to indemnify our directors and executive officers. These agreements will, among other things, require us to indemnify these individuals for certain expenses (including attorneys' fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of our company or that person's status as a member of our board of directors to the maximum extent allowed under Delaware law.

Policies for approval of related party transactions

Our board of directors reviews and approves transactions with directors, officers and holders of five percent or more of our voting securities and their affiliates, each a related party. Prior to this offering, the material facts as to the related party's relationship or interest in the transaction are disclosed to our board of directors prior to their consideration of such transaction, and the transaction is not considered approved by our board of directors unless a majority of the directors who are not interested in the transaction approve the transaction. Further, when stockholders are entitled to vote on a transaction with a related party, the material facts of the related party's relationship or interest in the transaction are disclosed to the stockholders, who must approve the transaction in good faith.

In connection with this offering, we expect to adopt a written related party transactions policy that such transactions must be approved by our audit committee. This policy will become effective on the date on which the registration statement of which this prospectus is a part is declared effective by the SEC. Pursuant to this policy, the audit committee has the primary responsibility for reviewing and approving or disapproving "related party transactions," which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and their immediate family members.

Principal stockholders

The following table sets forth certain information known to us regarding beneficial ownership of our capital stock as of March 31, 2018, as adjusted to reflect the sale of common stock offered by us in this offering, for:

•
each person or group of affiliated persons known by us to be the beneficial owner of more than five percent of our capital stock;

•
each of our named executive officers;

•
each of our directors and our director nominee; and

•
all of our executive officers and directors and our director nominee as a group.

To the extent that the underwriters sell more than                  shares in this offering, the underwriters have the option to purchase up to an additional                  shares at the initial public offering price less the underwriting discounts and commissions.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Under those rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power, and includes securities that the individual or entity has the right to acquire, such as through the exercise of stock options, within 60 days of March 31, 2018. Except as noted by footnote, and subject to community property laws where applicable, we believe, based on the information provided to us, that the persons and entities named in the table below have sole voting and investment power with respect to all common stock shown as beneficially owned by them.

The percentage of beneficial ownership prior to this offering in the table below is based on 66,842,505 shares of common stock deemed to be outstanding as of March 31, 2018, assuming the conversion of all outstanding shares of our preferred stock upon the closing of this offering into an aggregate of                  shares of common stock upon the closing of this offering, and the percentage of beneficial ownership at this offering in the table below is based on                  shares of common stock assumed to be outstanding after the closing of the offering. The information in the table below assumes no exercise of the underwriters' option to purchase additional shares.

Except as otherwise noted below, the address for persons listed in the table is c/o Rubius Therapeutics, Inc., 325 Vassar Street, Suite 1A, Cambridge, Massachusetts, 02139.

		Percentage of shares beneficially owned
	Number of shares beneficially owned prior to and after offering
Name and address of beneficial owner		Prior to offering	After offering

5% stockholders:
Entities affiliated with Flagship Pioneering Funds(1)	38,296,526	57.3%	%
Entities affiliated with FMR LLC(2)	3,556,583	5.3%	%
Named executive officers and directors:
David R. Epstein(3)	5,106,039	7.6%	%
Torben Straight Nissen, Ph.D.(4)	1,860,000	2.8%	%
Christopher L. Carpenter, M.D., Ph.D.	—	—%
Noubar B. Afeyan, Ph.D.(1)	38,296,526	57.3%	%
Francis Cuss, M.B., M.Chir., FRCP	—	—%
Robert S. Langer, Sc.D.(5)	243,750	*	%
Roger Pomerantz, M.D.(5)	121,875	*	%
Michael Rosenblatt, M.D.(5)	121,875	*	%
Catherine A. Sohn, Pharm.D.	—	—%
Jonathan Symonds, CBE	—	—%
Director nominee:
Pablo J. Cagnoni, M.D.	—	—%
All executive officers, directors and director nominee as a group (12 persons)(6)	45,750,065	67.8%	%

*      Represents beneficial ownership of less than one percent.

(1)    Consists of (a) 5,000,000 shares of common stock held by Flagship VentureLabs IV L.L.C. ("Flagship VentureLabs"), (b) 15,323,593 shares of common stock issuable upon conversion of the Series A preferred stock held by Flagship Ventures Fund IV, L.P. ("Flagship Fund IV"), (c) 3,830,402 shares of common stock issuable upon conversion of the Series A preferred stock held by Flagship Ventures Fund IV-Rx, L.P. ("Flagship Fund IV-Rx"), (d) 5,789,414 shares of common stock issuable upon conversion of the Series A, B and C preferred stock held by Flagship Ventures Fund V, L.P. ("Flagship Fund V"), (e) 5,789,414 shares of common stock issuable upon conversion of the Series A, B and C preferred stock held by Flagship V VentureLabs Rx Fund, L.P. ("Flagship Fund V-Rx"), and (f) 2,563,703 shares of common stock issuable upon conversion of the Series B and C preferred stock held by Flagship Ventures Opportunities Fund I, L.P. ("Flagship Opportunities" and together with Flagship VentureLabs, Flagship Fund IV, Flagship Fund IV-Rx, and Flagship Fund V, the "Flagship Funds"). Flagship Fund IV is a member of Flagship VentureLabs and also serves as its manager. The general partner of each of Flagship Fund IV and Flagship Fund IV-Rx is Flagship Ventures Fund IV General Partner LLC ("Flagship Fund IV GP"), the general partner of Flagship Fund V and Flagship Fund V-Rx is Flagship Ventures Fund V General Partner LLC ("Flagship Fund V GP"), and the general partner of Flagship Opportunities is Flagship Ventures Opportunities Fund I General Partner LLC ("Flagship Opportunities GP" and together with Flagship Fund IV GP, and Flagship Fund V GP, the "Flagship General Partners"). Noubar Afeyan, Ph.D. is one of our directors and a member of the Flagship General Partners. Dr. Afeyan, Ph.D. and Edwin M. Kania, Jr. are the managers of Flagship Fund IV GP and each of these individuals may be deemed to share voting and investment power with respect to all shares held by Flagship Fund IV and Flagship Fund IV-Rx. In addition, Dr. Afeyan serves as the managing member of the Flagship V GP, and Flagship Opportunities GP and may be deemed to possess sole voting and investment control over the shares held by Flagship Fund V, Flagship Fund V-Rx, and Flagship Opportunities. None of the Flagship General Partners directly own any of the shares held by the Flagship Funds, and each of the Flagship General Partners, Dr. Afeyan and Edwin Kania Jr. disclaims beneficial ownership of such shares except to the extent of its or his pecuniary interest therein. The mailing address of the Flagship Funds is 55 Cambridge Parkway, Suite 800E, Cambridge, MA 02142.

(2)    Consists of (a) 1,230,288 shares of common stock issuable upon conversion of the Series B and C preferred stock held by Fidelity Growth Commingled Pool ("Fidelity Growth Commingled Pool"), (b) 1,865,277 shares of common stock issuable upon conversion of the Series B and C preferred stock held by Fidelity Mt. Vernon St. Trust: Fidelity Growth Company Fund ("Fidelity Growth Company Fund") and (c) 461,018 shares of common stock issuable upon conversion of the Series B and C preferred stock held by Fidelity Mt. Vernon St. Trust: Fidelity Series Growth Company Fund ("Fidelity Series Growth Company Fund" and together with Fidelity Growth Commingled Pool and Fidelity Growth Company Fund, the "FMR Funds"). The FMR Funds are managed by direct or indirect subsidiaries of FMR LLC. Abigail P. Johnson is a Director, the Vice Chairman, the Chief Executive Officer and the President of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act ("Fidelity Funds") advised by Fidelity Management & Research Company ("FMR Co"), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds' Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds' Boards of Trustees. The mailing address of the FMR Funds is 245 Summer Street, Boston, MA 02210.

(3)    Consists of (a) 213,439 shares of common stock, (b) 4,767,014 shares of restricted common stock, and (c) 125,586 shares of common stock underlying options exercisable within 60 days of March 31, 2018.

(4)   Consists of shares of restricted common stock.

(5)    Consists of shares of common stock underlying options exercisable within 60 days of March 31, 2018.

(6)   Consists of (a) 33,296,526 shares of common stock issuable upon conversion of Series A, B and C preferred stock (b) 5,213,439 shares of common stock, (c) 6,627,014 shares of restricted common stock, and (d) 613,086 shares of common stock underlying options exercisable within 60 days of March 31, 2018.

Description of capital stock

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation, which will be effective upon the closing of this offering and amended and restated bylaws, which will be effective on the date of the effectiveness of the registration statement of which this prospectus is a part. The descriptions of the common stock and preferred stock give effect to changes to our capital structure that will occur immediately prior to the completion of this offering. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated bylaws as our bylaws.

General

Upon completion of this offering, our authorized capital stock will consist of                  shares of common stock, par value $0.001 per share, and                  shares of preferred stock, par value $0.001 per share, all of which shares of preferred stock will be undesignated.

As of March 31, 2018, 14,997,067 shares of our common stock and 51,845,438 shares of preferred stock were outstanding and held by 66 stockholders of record. This amount does not take into account the conversion of all outstanding shares of our preferred stock into common stock upon the closing of this offering.

Common stock

The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable.

Preferred stock

Upon the completion of this offering, all outstanding shares of our preferred stock will be converted into shares of our common stock. Upon the consummation of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to                  shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Immediately after consummation of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Stock options

As of March 31, 2018, options to purchase 7,443,885 shares of our common stock, at a weighted average exercise price of $2.82 per share, were outstanding.

Warrants

As of March 31, 2018, warrants to purchase up to 133,333 shares of our Series A preferred stock, at an exercise price of $0.60 per share, and warrants to purchase up to 2,234 shares of our Series B preferred stock, at an exercise price of $8.39 per share, were outstanding.

Upon the closing of this offering, and after giving effect to the conversion of our preferred stock into common stock, the warrants to purchase our Series A and Series B preferred stock will become exercisable for an aggregate of up to 135,567 shares of our common stock, at a weighted average exercise price of $0.73. All of the warrants provide for adjustments in the event of specified mergers, reorganizations, reclassifications, stock dividends, stock splits or other changes in our corporate structure. The warrants to purchase shares of our Series A preferred stock expire on November 20, 2025, and the warrants to purchase shares of our Series B preferred stock expire on May 19, 2027.

Registration rights

Upon the completion of this offering, the holders of 56,845,438 shares of our common stock, including those issuable upon the conversion of preferred stock will be entitled to rights with respect to the registration of these securities under the Securities Act. These rights are provided under the terms of an investors' rights agreement between us and holders of our preferred stock. The investors' rights agreement includes demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations under this agreement will be borne by us and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Demand registration rights

Beginning 180 days after the effective date of this registration statement, the holders of 56,845,438 shares of our common stock, including those issuable upon the conversion of preferred stock upon closing of this offering, are entitled to demand registration rights. Under the terms of the investors' rights agreement, we will be required, upon the written request of holders of at least 25% of these securities that would result in an aggregate offering price of at least $3.0 million, to file a registration statement and use best efforts to effect the registration of all or a portion of these shares for public resale. We are required to effect only two registrations pursuant to this provision of the investors' rights agreement.

Short-form registration rights

Pursuant to the investors' rights agreement, if we are eligible to file a registration statement on Form S-3, upon the written request of at least 30% of these holders to sell registrable securities at an aggregate price of at least $5.0 million, we will be required to use commercially reasonable efforts to effect a registration of such shares. We are required to effect only two registrations in any twelve-month period pursuant to this provision of the investors' rights agreement. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Piggyback registration rights

Pursuant to the investors' rights agreement, if we register any of our securities either for our own account or for the account of other security holders, the holders of these shares are entitled to include their shares in the registration. Subject to certain exceptions contained in the investors' rights agreement, we and the underwriters may limit the number of shares included in the underwritten offering to the number of shares which we and the underwriters determine in our sole discretion will not jeopardize the success of the offering.

Indemnification

Our investors' rights agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Expiration of registration rights

The demand registration rights and short form registration rights granted under the investors' rights agreement will terminate on the fifth anniversary of the completion of this offering or at such time after this offering when the holders' shares may be sold without restriction pursuant to Rule 144 within a three-month period.

Anti-takeover effects of our certificate of incorporation and bylaws and Delaware law

Our certificate of incorporation and bylaws include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board composition and filling vacancies

Our certificate of incorporation provides for the division of our board of directors into three classes serving staggered three-year terms, with one class being elected each year. Our certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of two-thirds or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. The classification of directors, together with the limitations on removal of directors and treatment of vacancies, has the effect of making it more difficult for stockholders to change the composition of our board of directors.

No written consent of stockholders

Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

Meetings of stockholders

Our certificate of incorporation and bylaws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance notice requirements

Our bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our bylaws specify the requirements as to form and content of all stockholders' notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

Amendment to certificate of incorporation and bylaws

Any amendment of our certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, limitation of liability and the amendment of our bylaws and certificate of incorporation must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment, and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class. Our bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws; and may also be amended by the affirmative vote of at least two-thirds of the outstanding shares entitled to vote on the amendment, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated preferred stock

Our certificate of incorporation provides for                  authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Choice of forum

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative form, the Court of Chancery of the State of Delaware (or, if the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders; (3) any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware or our certificate of incorporation or bylaws; (4) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws; or (5) any action asserting a claim governed by the internal affairs doctrine. Our certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this choice of forum provision. It is possible that a court of law could rule that the choice of forum provision contained in our restated certificate of incorporation is inapplicable or unenforceable if it is challenged in a proceeding or otherwise.

In addition, our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the United States District Court for the District of Massachusetts will be the exclusive forum for any private action asserting violations by us or any of our directors or officers of the Securities Act, or the rules and regulations promulgated thereunder, and of all suits in equity and actions at law brought to enforce any liability or duty created by those statutes or the rules and regulations under such statutes. If any action the subject matter of which is within the scope of the preceding sentence is filed in a court other than the United States District Court for the District of Massachusetts, the plaintiff or plaintiffs shall be deemed by this provision of our certificate of incorporation to have consented to removal of the action by us to the United States District Court for the District of Massachusetts, in the case of an action filed in a state court and to have consented to transfer of the action to the United States District Court for the District of Massachusetts.

Section 203 of the Delaware General Corporation Law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•
before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•
at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•
any merger or consolidation involving the corporation and the interested stockholder;

•
any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•
subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•
subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder;

•
the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation; and

•
In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Nasdaq Global Market listing

We intend to apply to list our common stock on The Nasdaq Global Market under the symbol "RUBY."

Transfer agent and registrar

The transfer agent and registrar for our common stock will be                  .

Shares eligible for future sale

Prior to this offering, there has been no public market for our shares. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of March 31, 2018, upon the completion of this offering,                  shares of our common stock will be outstanding. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below. All remaining shares of common stock held by existing stockholders immediately prior to the completion of this offering will be "restricted securities" as such term is defined in Rule 144. These restricted securities were issued and sold by us, or will be issued and sold by us, in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, summarized below.

Rule 144

In general, a person who has beneficially owned restricted stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Securities Exchange Act of 1934, as amended, or the Exchange Act, periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•
1% of the number of shares then outstanding, which will equal approximately                  shares immediately after this offering, assuming no exercise of the underwriters' option to purchase additional shares, based on the number of shares outstanding as of March 31, 2018; or

•
the average weekly trading volume of our common stock on The Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares.

However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under "Underwriting" included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-up agreements

We, our directors and executive officers and holders of substantially all of our common stock have signed a lock-up agreement that prevent us and them from selling any of our common stock or any securities convertible into or exercisable or exchangeable for common stock for a period of not less than 180 days from the date of this prospectus without the prior written consent of the representatives of the underwriters, subject to certain exceptions. See the section entitled "Underwriting" appearing elsewhere in this prospectus for more information.

Registration rights

Upon completion of this offering, certain holders of our securities will be entitled to various rights with respect to registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See the section entitled "Description of capital stock—Registration rights" appearing elsewhere in this prospectus for more information.

Equity incentive plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register our shares issued or reserved for issuance under our equity incentive plans. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above. As of March 31, 2018, we estimate that such registration statement on Form S-8 will cover approximately                  shares.

Material U.S. federal income tax considerations for non-U.S. holders of common stock

The following discussion is a summary of the material U.S. federal income tax considerations applicable to non-U.S. holders (as defined below) with respect to their ownership and disposition of shares of our common stock issued pursuant to this offering. For purposes of this discussion, a non-U.S. holder means a beneficial owner of our common stock that is for U.S. federal income tax purposes:

•
a non-resident alien individual;

•
a foreign corporation or any other foreign organization taxable as a corporation for U.S. federal income tax purposes; or

•
a foreign estate or trust, the income of which is not subject to U.S. federal income tax on a net income basis.

This discussion does not address the tax treatment of partnerships or other entities that are pass-through entities for U.S. federal income tax purposes or persons that hold their common stock through partnerships or other pass-through entities. A partner in a partnership or other pass-through entity that will hold our common stock should consult his, her or its tax advisor regarding the tax consequences of acquiring, holding and disposing of our common stock through a partnership or other pass-through entity, as applicable.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus and, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any such change or differing interpretation could alter the tax consequences to non-U.S. holders described in this prospectus. There can be no assurance that the Internal Revenue Service, which we refer to as the IRS, will not challenge one or more of the tax consequences described herein. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code, generally property held for investment.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder's individual circumstances nor does it address any U.S. state, local or non-U.S. taxes, the alternative minimum tax, the Medicare tax on net investment income, the rules regarding qualified small business stock within the meaning of Section 1202 of the Code, or any other aspect of any U.S. federal tax other than the income tax. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

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insurance companies;

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tax-exempt or governmental organizations;

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financial institutions;

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brokers or dealers in securities;

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regulated investment companies;

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pension plans;

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"controlled foreign corporations," "passive foreign investment companies," and corporations that accumulate earnings to avoid U.S. federal income tax;

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"qualified foreign pension funds," or entities wholly owned by a "qualified foreign pension fund";

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persons deemed to sell our common stock under the constructive sale provisions of the Code;

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persons that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

•
certain U.S. expatriates.

This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock.

Distributions on our common stock

Distributions, if any, on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder's investment, up to such holder's tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in "Gain on sale or other taxable disposition of our common stock." Any such distributions will also be subject to the discussions below under the sections titled "Backup withholding and information reporting" and "Withholding and information reporting requirements—FATCA."

Subject to the discussion in the following two paragraphs in this section, dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder's country of residence.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder's country of residence.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder's country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form) to the applicable withholding agent and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing a U.S. tax return with the IRS.

Gain on sale or other taxable disposition of our common stock

Subject to the discussions below under "Backup withholding and information reporting" and "Withholding and information reporting requirements—FATCA," a non-U.S. holder generally will not be subject to any U.S. federal income tax on any gain realized upon such holder's sale or other taxable disposition of shares of our common stock unless:

•
the gain is effectively connected with the non-U.S. holder's conduct of a U.S. trade or business and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed-base maintained by such non-U.S. holder in the United States, in which case the non-U.S. holder generally will be taxed on a net income basis at the graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code) and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in "Distributions on our common stock" also may apply;

•
the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder's country of residence) on the net gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder, if any (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or

•
we are, or have been, at any time during the five-year period preceding such sale of other taxable disposition (or the non-U.S. holder's holding period, if shorter) a "U.S. real property holding corporation," unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of the 5-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above.

Backup withholding and information reporting

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above in "Distributions on our common stock," generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker.

Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them. Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, if any, provided that an appropriate claim is filed with the IRS in a timely manner.

Withholding and information reporting requirements—FATCA

Provisions of the Code commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, generally impose a U.S. federal withholding tax at a rate of 30% on payments of dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign entity unless (i) if the foreign entity is a "foreign financial institution," such foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a "foreign financial institution," such foreign entity identifies certain of its U.S. investors, if any, or (iii) the foreign entity is otherwise exempt under FATCA. Under applicable U.S. Treasury regulations, withholding under FATCA currently applies to payments of dividends on our common stock, but will only apply to payments of gross proceeds from a sale or other disposition of our common stock made after December 31, 2018. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of this withholding tax. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Jefferies LLC and Leerink Partners LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Jefferies LLC
Leerink Partners LLC

Total

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $              per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $              per share from the initial public offering price. After the initial offering of the shares to the public, if all of the common shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms.

The underwriters have an option to buy up to                  additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $               per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise

Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $              .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of the representatives for a period of 180 days after the date of this prospectus.

Our directors and executive officers, and certain of our significant shareholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of the representatives, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant); or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise; or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

The restrictions described in the immediately preceding paragraph do not apply to, subject to certain limitations:

•
transfers of shares of common stock or any security convertible into common stock as a bona fide gift or gifts, or to a charitable organization or educational institution in a transaction not involving a disposition for value;

•
transfers, distributions or dispositions of shares of common stock to members or stockholders of the transferor, any member of the immediate family of the transferor or any trust for the direct or indirect benefit of the transferor or the immediate family of the transferor in a transaction not involving a disposition for value;

•
transactions relating to shares of common stock or other securities acquired in the public offering of the securities offered by this prospectus (other than any issuer-directed shares of common stock purchased in the public offering of the securities offered by this prospectus by an officer or director of the company) or in open market transactions after the pricing of the public offering of the securities offered by this prospectus;

•
transfers or dispositions of shares of common stock or other securities to any corporation, partnership, limited liability company or other entity, in each case, all of the beneficial ownership interests of which are held by the undersigned or the immediate family of the undersigned in a transaction not involving a disposition for value;

•
transfers or dispositions of shares of common stock or other securities (x) by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the transferor upon the death of the transferor, or (y) by operation of law pursuant to a domestic order or negotiated divorce settlement;

•
transfers or dispositions of common stock or any security convertible into or exercisable or exchangeable for common stock to us pursuant to any contractual arrangement in effect on the date of such lock-up agreement that provides for the repurchase of the transferor's common stock or other securities by us or in connection with the termination of the transferor's employment with or service to us;

•
transfers or dispositions of shares of common stock or other securities to us in connection with the conversion of any convertible preferred stock into, or the exercise of any option or warrant for, shares of common stock;

•
transfers or dispositions of shares of common stock or other securities to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under the seven preceding paragraphs;

•
the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock; or

•
transfers or dispositions of shares of common stock or such other securities pursuant to a bona fide tender offer for shares of our capital stock, merger, consolidation or other similar transaction made to all holders of our securities involving a change of control (as defined in the lock-up agreement) of us (including, without limitation, the entering into of any lock-up, voting or similar agreement pursuant to which the transferor may agree to transfer, sell, tender or otherwise dispose of shares of common stock or other securities in connection with such transaction) that has been approved by our board of directors.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We intend to apply to list our common stock on The Nasdaq Global Market under the symbol "RUBY."

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' option to purchase additional shares referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The Nasdaq Global Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•
the information set forth in this prospectus and otherwise available to the representatives;

•
our prospects and the history and prospects for the industry in which we compete;

•
an assessment of our management;

•
our prospects for future earnings;

•
the general condition of the securities markets at the time of this offering;

•
the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•
other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a "Relevant Member State"), no offer of shares may be made to the public in that Relevant Member State other than:

A.     to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.     to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.     in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression "an offer to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Notice to prospective investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons").

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to prospective investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to this offering, our Company, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of shares has not been and will not be authorized under the

Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to prospective investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to prospective investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions. This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to prospective investors in Hong Kong

The shares have not been offered or sold, and will not be offered or sold, in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the SFO (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the SFO and any rules made under that Ordinance.

Notice to prospective investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, "Japanese Person" shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the MAS. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)    a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)   a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)    to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)   where no consideration is or will be given for the transfer;

(c)    where the transfer is by operation of law;

(d)   as specified in Section 276(7) of the SFA; or

(e)    as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to prospective investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Other relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Legal matters

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. Certain legal matters related to this offering will be passed upon for the underwriters by Latham & Watkins LLP. Certain partners of Latham & Watkins LLP have an indirect interest in less than 1% of our common stock through investments in entities that, in turn, have investments in Rubius Therapeutics, Inc.

Experts

The financial statements as of December 31, 2017 and 2016 and for the years then ended included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 (File Number 333-              ) under the Securities Act with respect to the common stock we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon the completion of the offering, we will be subject to the informational requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. We also maintain a website at www.rubiustx.com. Upon completion of the offering, you may access, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendment to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Rubius Therapeutics, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Rubius Therapeutics, Inc. and its subsidiary as of December 31, 2017 and 2016, and the related consolidated statements of operations and comprehensive loss, of convertible preferred stock and stockholders' deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
April 13, 2018

We have served as the Company's auditor since 2016.

Rubius Therapeutics, Inc.
Consolidated balance sheets

	December 31,			Pro forma March 31, 2018
(In thousands, except share and per share amounts)			March 31, 2018
	2016	2017

			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$6,834	$104,288	$136,471	$136,471
Marketable securities	—	—	56,152	56,152
Prepaid expenses and other current assets	53	700	838	838
Restricted cash	—	—	122	122

Total current assets	6,887	104,988	193,583	193,583
Property and equipment, net	868	2,415	14,251	14,251
Restricted cash	234	284	1,102	1,102
Deferred offering costs	—	—	794	794

Total assets	$7,989	$107,687	$209,730	$209,730

Liabilities, Convertible Preferred Stock and Stockholders' Equity (Deficit)
Current liabilities:
Accounts payable	$1,180	$2,033	$2,910	$2,910
Accrued expenses and other current liabilities	739	2,986	5,341	5,341
Current portion of long-term debt	933	2,139	3,056	3,056

Total current liabilities	2,852	7,158	11,307	11,307
Long-term debt, net of discount and current portion	2,991	3,302	2,398	2,398
Deferred rent	136	158	163	163
Preferred stock warrant liability	67	866	909	—
Liability for early exercise of stock options	—	100	100	100
Lease liability, net of current portion	—	—	9,603	9,603

Total liabilities	6,046	11,584	24,480	23,571

Commitments and contingencies (Note 12)
Convertible preferred stock (Series A, B and C), $0.001 par value; 29,703,995 and 44,070,808 shares authorized at December 31, 2016 and 2017, respectively, and 51,981,005 shares authorized at March 31, 2018 (unaudited); 29,570,662 and 43,933,006 shares issued and outstanding at December 31, 2016 and 2017, respectively, and 51,845,438 shares issued and outstanding at March 31, 2018 (unaudited); liquidation preference of $138,242 at December 31, 2017 and $239,442 at March 31, 2018 (unaudited); no shares issued or outstanding, pro forma at March 31, 2018 (unaudited)	19,067	139,790	240,776	—

Stockholders' equity (deficit):
Common stock, $0.001 par value; 45,500,000 and 65,000,000 shares authorized at December 31, 2016 and 2017, respectively, and 75,000,000 shares authorized at March 31, 2018 (unaudited); 7,886,292 and 14,977,317 shares issued and outstanding at December 31, 2016 and 2017, respectively, and 14,997,067 shares issued and outstanding at March 31, 2018 (unaudited); 66,842,505 shares issued and outstanding, pro forma at March 31, 2018 (unaudited)	8	15	15	67
Additional paid-in capital	—	17,277	20,738	262,371
Accumulated other comprehensive loss	—	—	(45)	(45)
Accumulated deficit	(17,132)	(60,979)	(76,234)	(76,234)

Total stockholders' equity (deficit)	(17,124)	(43,687)	(55,526)	186,159

Total liabilities, convertible preferred stock and stockholders' equity (deficit)	$7,989	$107,687	$209,730	$209,730

The accompanying notes are an integral part of these consolidated financial statements.

Rubius Therapeutics, Inc.
Consolidated statements of operations and comprehensive loss

	Year ended December 31,		Three months ended March 31,
(In thousands, except share and per share amounts)
	2016	2017	2017	2018

			(unaudited)	(unaudited)
Revenue	$—	$—	$—	$—

Operating expenses:
Research and development	8,403	21,226	3,681	9,650
General and administrative	2,449	22,038	1,102	5,797

Total operating expenses	10,852	43,264	4,783	15,447

Loss from operations	(10,852)	(43,264)	(4,783)	(15,447)

Other income (expense):
Change in fair value of preferred stock warrant liability	1	(785)	(24)	(43)
Interest expense	(149)	(309)	(50)	(83)
Interest income and other expense, net	(16)	511	—	318

Total other income (expense), net	(164)	(583)	(74)	192

Net loss	(11,016)	(43,847)	(4,857)	(15,255)
Accretion of Series A redeemable convertible preferred stock to redemption value	(748)	(656)	(376)	—

Net loss attributable to common stockholders	$(11,764)	$(44,503)	$(5,233)	$(15,255)

Net loss per share attributable to common stockholders, basic and diluted	$(1.63)	$(5.55)	$(0.68)	$(1.83)

Weighted average common shares outstanding, basic and diluted	7,200,581	8,023,785	7,661,727	8,355,276

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)		$(0.94)		$(0.27)

Pro forma weighted average common shares outstanding, basic and diluted (unaudited)		45,710,931		55,453,255

Comprehensive loss:
Net loss	$(11,016)	$(43,847)	$(4,857)	$(15,255)
Other comprehensive loss:
Unrealized losses on marketable securities, net of tax of $0	—	—	—	(45)

Comprehensive loss	$(11,016)	$(43,847)	$(4,857)	$(15,300)

The accompanying notes are an integral part of these consolidated financial statements.

Rubius Therapeutics, Inc.
Consolidated statements of convertible preferred stock and stockholders' deficit

	Convertible preferred stock					Accumulated other compre- hensive loss
			Common stock		Additional paid-in capital			Total stockholders' deficit
(In thousands, except share amounts)							Accumulated deficit
	Shares	Amount	Shares	Amount

Balances at December 31, 2015	10,487,329	$6,882	7,505,000	$8	$—	$—	$(5,570)	$(5,562)
Issuance of Series A redeemable convertible preferred stock, net of issuance costs of $13	19,083,333	11,437	—	—	—	—	—	—
Issuance of common stock for technology license	—	—	366,667	—	55	—	—	55
Issuance of common stock upon exercise of stock options	—	—	14,625	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	147	—	—	147
Accretion of Series A redeemable convertible preferred stock to redemption value	—	748	—	—	(202)	—	(546)	(748)
Net loss	—	—	—	—	—	—	(11,016)	(11,016)

Balances at December 31, 2016	29,570,662	19,067	7,886,292	8	—	—	(17,132)	(17,124)
Issuance of Series B convertible preferred stock, net of issuance costs of $433	14,362,344	120,067	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	250,572	—	37	—	—	37
Issuance of common stock for one-time bonus payment	—	—	213,439	—	—	—	—	—
Issuance of restricted common stock upon early exercise of stock options	—	—	1,400,000	1	(1)	—	—	—
Issuance of restricted common stock	—	—	5,227,014	6	(6)	—	—	—
Stock-based compensation expense	—	—	—	—	17,903	—	—	17,903
Accretion of Series A redeemable convertible preferred stock to redemption value	—	656	—	—	(656)	—	—	(656)
Net loss	—	—	—	—	—	—	(43,847)	(43,847)

Balances at December 31, 2017	43,933,006	139,790	14,977,317	15	17,277	—	(60,979)	(43,687)
Issuance of Series C convertible preferred stock, net of issuance costs of $214	7,912,432	100,986	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	19,750	—	4	—	—	4
Stock-based compensation expense	—	—	—	—	3,457	—	—	3,457
Unrealized losses on marketable securities, net of tax of $0	—	—	—	—	—	(45)	—	(45)
Net loss	—	—	—	—	—	—	(15,255)	(15,255)

Balances at March 31, 2018 (unaudited)	51,845,438	$240,776	14,997,067	$15	$20,738	$(45)	$(76,234)	$(55,526)

The accompanying notes are an integral part of these consolidated financial statements.

Rubius Therapeutics, Inc.
Consolidated statements of cash flows

	Year ended December 31,		Three months ended March 31,
(In thousands)	2016	2017	2017	2018

			(unaudited)	(unaudited)
Cash flows from operating activities:
Net loss	$(11,016)	$(43,847)	$(4,857)	$(15,255)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	147	17,903	860	3,457
Depreciation and amortization expense	118	447	48	227
Issuance of common stock for technology license	55	—	—	—
Change in fair value of preferred stock warrant liability	(1)	785	24	43
Accretion of discount on marketable securities	—	—	—	(49)
Loss on disposal of property and equipment	29	—	—	—
Non-cash interest expense	27	42	6	13
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(36)	(647)	(17)	(138)
Accounts payable	589	1,110	937	452
Accrued expenses and other current liabilities	618	2,247	(76)	206
Deferred rent	(32)	22	(17)	155

Net cash used in operating activities	(9,502)	(21,938)	(3,092)	(10,889)

Cash flows from investing activities:
Purchases of property and equipment	(443)	(2,251)	(271)	(830)
Purchases of marketable securities	—	—	—	(56,148)

Net cash used in investing activities	(443)	(2,251)	(271)	(56,978)

Cash flows from financing activities:
Proceeds from issuance of redeemable convertible and convertible preferred stock, net of issuance costs	11,437	120,067	—	100,986
Proceeds from issuance of common stock upon exercise of stock options	—	37	28	4
Proceeds from sale of restricted common stock	—	100	—	—
Payments of debt issuance costs	(19)	(11)	—	—
Proceeds from borrowings under loan and security agreement	4,000	1,500	—	—

Net cash provided by financing activities	15,418	121,693	28	100,990

Net increase (decrease) in cash, cash equivalents and restricted cash	5,473	97,504	(3,335)	33,123
Cash, cash equivalents and restricted cash at beginning of period	1,595	7,068	7,068	104,572

Cash, cash equivalents and restricted cash at end of period	$7,068	$104,572	$3,733	$137,695

Supplemental cash flow information:
Cash paid for interest	$115	$265	$50	$79
Supplemental disclosure of non-cash investing and financing information:
Accretion of Series A redeemable convertible preferred stock to redemption value	$748	$656	$376	$—
Purchases of property and equipment included in accounts payable	$266	$9	$—	$223
Landlord incentives for leasehold improvements recorded as deferred rent	$100	$—	$—	$—
Issuance of preferred stock warrant in connection with loan and security agreement	$—	$14	$—	$—
Amounts capitalized under build-to-suit lease transaction	$—	$—	$—	$11,019
Deferred offering costs included in accounts payable and accrued expenses	$—	$—	$—	$794

The accompanying notes are an integral part of these consolidated financial statements.

Rubius Therapeutics, Inc.
Notes to consolidated financial statements

1.     Nature of the business and basis of presentation

Rubius Therapeutics, Inc. ("Rubius" or the "Company") is a therapeutics company focused on using its platform to develop red cell therapeutics for the treatment of patients with severe diseases. Rubius was incorporated in April 2013 as VL26, Inc. under the laws of the State of Delaware. In January 2015, the Company changed its name to Rubius Therapeutics, Inc.

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations, the ability to establish clinical- and commercial-scale manufacturing processes and the ability to secure additional capital to fund operations. In addition, the Company is subject to uncertainty regarding the performance and safety of red cell therapeutics in humans. Product candidates currently under development will require significant additional research and development efforts, including extensive preclinical and clinical testing and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if the Company's drug development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.

The accompanying consolidated financial statements have been prepared on the basis of continuity of operations, realization of assets and the satisfaction of liabilities and commitments in the ordinary course of business. Through December 31, 2017 and March 31, 2018 (unaudited), the Company has funded its operations with proceeds from sales of convertible preferred stock and borrowings under a loan and security agreement. Since inception, the Company has incurred recurring losses, including net losses of $11.0 million for the year ended December 31, 2016, $43.8 million for the year ended December 31, 2017 and $15.3 million for the three months ended March 31, 2018 (unaudited). As of December 31, 2017 and March 31, 2018 (unaudited), the Company had an accumulated deficit of $61.0 million and $76.2 million, respectively. The Company expects to continue to generate operating losses in the foreseeable future. As of April 13, 2018, the issuance date of the annual consolidated financial statements for the year ended December 31, 2017, the Company expected that its cash and cash equivalents, together with the $101.2 million of gross proceeds it received from the sale of Series C convertible preferred stock in February 2018 (see Note 7), would be sufficient to fund its operating expenses, capital expenditure requirements and debt service payments through at least 12 months from the issuance date of the annual consolidated financial statements.

As of May 24, 2018 (unaudited), the issuance date of the interim consolidated financial statements for the three months ended March 31, 2018, the Company expects that its cash, cash equivalents and marketable securities will be sufficient to fund its operating expenses, capital expenditure requirements and debt service payments through at least 12 months from the issuance date of the interim consolidated financial statements.

The Company is seeking to complete an initial public offering ("IPO") of its common stock. Upon the completion of a qualified public offering on specified terms, the Company's outstanding convertible preferred stock will automatically convert into shares of common stock (see Note 7).

Rubius Therapeutics, Inc.
Notes to consolidated financial statements (Continued)

In the event the Company does not complete an IPO, the Company expects to seek additional funding through private equity financings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. The Company may not be able to obtain financing on acceptable terms, or at all, and the Company may not be able to enter into collaborations or other arrangements. The terms of any financing may adversely affect the holdings or the rights of the Company's stockholders. If the Company is unable to obtain funding, the Company could be forced to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all.

The Company's consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All intercompany accounts and transactions have been eliminated in consolidation.

2.     Summary of significant accounting policies

  Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the accrual of research and development expenses, the valuation of common stock, the valuation of stock-based awards and the valuation of the preferred stock warrant liability. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates as there are changes in circumstances, facts and experience. Actual results may differ from those estimates or assumptions.

  Unaudited interim financial information

The accompanying consolidated balance sheet as of March 31, 2018, the consolidated statements of operations and comprehensive loss and of cash flows for the three months ended March 31, 2017 and 2018, and the consolidated statement of convertible preferred stock and stockholders' deficit for the three months ended March 31, 2018 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company's financial position as of March 31, 2018 and the results of its operations and its cash flows for the three months ended March 31, 2017 and 2018. The financial data and other information disclosed in these notes related to the three months ended March 31, 2017 and 2018 are also unaudited. The results for the three months ended March 31, 2018 are not necessarily indicative of results to be expected for the year ending December 31, 2018, any other interim periods, or any future year or period.

Rubius Therapeutics, Inc.
Notes to consolidated financial statements (Continued)

  Unaudited pro forma information

The accompanying unaudited pro forma consolidated balance sheet as of March 31, 2018 has been prepared to give effect, upon the closing of a qualified IPO, to (i) the automatic conversion of all outstanding shares of convertible preferred stock into 51,845,438 shares of common stock and (ii) all warrants to purchase convertible preferred stock becoming warrants to purchase common stock as if the proposed IPO had occurred on March 31, 2018.

In the accompanying consolidated statements of operations and comprehensive loss, the unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2017 and three months ended March 31, 2018 have been prepared to give effect, upon the closing of a qualified IPO, to (i) the automatic conversion of all outstanding shares of convertible preferred stock into shares of common stock and (ii) all warrants to purchase convertible preferred stock becoming warrants to purchase common stock as if the proposed IPO had occurred on the later of January 1, 2017 or the issuance date of the convertible preferred stock or preferred stock warrants.

  Concentrations of credit risk and of significant suppliers

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents. As of December 31, 2017 and March 31, 2018 (unaudited), the Company did not maintain cash balances in excess of federally insured limits. The Company's cash equivalents as of December 31, 2017 consisted of U.S. government money market funds, and its cash equivalents as of March 31, 2018 (unaudited) consisted of U.S. government money market funds and U.S. government agency bonds. The Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

The Company relies, and expects to continue to rely, on a small number of vendors to manufacture supplies and raw materials for its development programs. These programs could be adversely affected by a significant interruption in these manufacturing services or the availability of raw materials.

  Deferred offering costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of an equity financing, these costs are recorded in stockholders' equity (deficit) as a reduction of additional paid-in capital generated as a result of the offering. Should the in-process equity financing be abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the statements of operations and comprehensive loss. The Company did not record any deferred offering costs as of December 31, 2016 and 2017. As of March 31, 2018 (unaudited), deferred offering costs of $0.8 million were recorded in the consolidated balance sheet.

  Deferred financing costs

The Company capitalizes certain legal and other third-party fees that are directly associated with obtaining access to capital under credit facilities. Deferred financing costs incurred in connection with obtaining access to capital are recorded in prepaid expenses and other current assets and are amortized over the term of the credit facility. Deferred financing costs related to a recognized debt liability are recorded as a

Rubius Therapeutics, Inc.
Notes to consolidated financial statements (Continued)

reduction of the carrying amount of the debt liability and amortized to interest expense using the effective interest method over the repayment term.

  Cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents.

  Restricted cash

As of December 31, 2016, the Company held a certificate of deposit of less than $0.1 million to collateralize a credit card account with its bank. As of December 31, 2016 and 2017 and March 31, 2018 (unaudited), the Company maintained letters of credit totaling $0.2 million, $0.3 million and $1.2 million, respectively, for the benefit of the landlords of its leased properties. The Company was required to maintain separate cash balances of $0.2 million, $0.3 million and $1.2 million as of December 31, 2016 and 2017 and March 31, 2018 (unaudited), respectively, to secure the letters of credit. Related to these separate cash balances, the Company classified $0.2 million, $0.3 million and $1.1 million as restricted cash (non-current) in its consolidated balance sheet as of December 31, 2016 and 2017 and March 31, 2018 (unaudited), respectively, and classified $0.1 million as restricted cash (current) in its consolidated balance sheet as of March 31, 2018 (unaudited).

  Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense is recognized using the straight-line method over the estimated useful life of each asset as follows:

Estimated useful life

Laboratory equipment	5 years
Computer equipment	3 years
Furniture and fixtures	7 years
Leasehold improvements	Shorter of life of lease or 10 years

Costs for capital assets not yet placed into service are capitalized as construction-in-progress and depreciated once placed into service. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is included in loss from operations. Expenditures for repairs and maintenance are charged to expense as incurred.

  Impairment of long-lived assets

Long-lived assets consist of property and equipment. Long-lived assets to be held and used are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset group for recoverability, the

Rubius Therapeutics, Inc.
Notes to consolidated financial statements (Continued)

Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset group to its carrying value. An impairment loss would be recognized in loss from operations when estimated undiscounted future cash flows expected to result from the use of an asset group are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset group over its fair value, determined based on discounted cash flows. The Company did not record any impairment losses on long-lived assets during the years ended December 31, 2016 or 2017 or the three months ended March 31, 2017 or 2018 (unaudited).

  Fair value measurements

Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•
Level 1—Quoted prices in active markets for identical assets or liabilities.

•
Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•
Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The Company's cash equivalents and marketable securities, consisting of money market funds, U.S. treasury notes and U.S. government agency bonds, and preferred stock warrant liability are carried at fair value, determined according to the fair value hierarchy described above (see Note 3). The carrying values of the Company's accounts payable and accrued expenses approximate their fair values due to the short-term nature of these liabilities. The carrying value of the Company's long-term debt approximates its fair value due to its variable interest rate, which approximates a market interest rate.

  Marketable securities

The Company's marketable securities are classified as available-for-sale and are carried at fair value, with the unrealized gains and losses reported as a component of accumulated other comprehensive income (loss) in stockholders' equity (deficit). Realized gains and losses and declines in value determined to be other than temporary are based on the specific identification method and are included as a component of other income (expense), net in the consolidated statements of operations and comprehensive loss. The Company classifies its marketable securities with maturities beyond one year as short-term, based on their highly liquid nature and because such marketable securities are available for current operations.

The Company evaluates its marketable securities with unrealized losses for other-than-temporary impairment. When assessing marketable securities for other-than-temporary declines in value, the Company

Rubius Therapeutics, Inc.
Notes to consolidated financial statements (Continued)

considers such factors as, among other things, how significant the decline in value is as a percentage of the original cost, how long the market value of the investment has been less than its original cost, the Company's ability and intent to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value and market conditions in general. If any adjustment to fair value reflects a decline in the value of the investment that the Company considers to be "other than temporary," the Company reduces the investment to fair value through a charge to the statement of operations and comprehensive loss. No such adjustments were necessary during the periods presented.

  Classification and accretion of convertible preferred stock

The carrying value of the Company's Series A redeemable convertible preferred stock was being accreted to its redemption value from the date of issuance of such shares through the earliest date of redemption. During the year ended December 31, 2017, the redemption rights were removed from the Series A redeemable convertible preferred stock (see Note 7), and as such, the Company no longer records adjustments to the carrying value of its outstanding convertible preferred stock for accretion to redemption value. The Company's Series A, Series B and Series C convertible preferred stock are classified outside of stockholders' equity (deficit) because the holders of such shares have liquidation rights in the event of a deemed liquidation that, in certain situations, is not solely within the control of the Company.

  Segment information

The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions. The Company is developing red cell therapeutics for the treatment of patients with severe diseases. All of the Company's tangible assets are held in the United States.

  Research and development costs

Research and development costs are expensed as incurred. Research and development expenses consist of costs incurred in performing research and development activities, including salaries and bonuses, stock-based compensation, employee benefits, facilities costs, laboratory supplies, depreciation, manufacturing expenses and external costs of vendors engaged to conduct preclinical development activities and clinical trials as well as the cost of licensing technology.

Upfront payments and milestone payments made for the licensing of technology are expensed as research and development in the period in which they are incurred. Advance payments for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. The prepaid amounts are expensed as the related goods are delivered or the services are performed.

  Research and manufacturing contract costs and accruals

The Company has entered into various research and development and manufacturing contracts. These agreements are generally cancelable, and related payments are recorded as the corresponding expenses are incurred. The Company records accruals for estimated ongoing costs. When evaluating the adequacy of the accrued liabilities, the Company analyzes progress of the research studies or clinical trials and manufacturing activities, including the phase or completion of events, invoices received and contracted costs. Significant judgments and estimates are made in determining the accrued balances at the end of any

Rubius Therapeutics, Inc.
Notes to consolidated financial statements (Continued)

reporting period. Actual results could differ from the Company's estimates. The Company's historical accrual estimates have not been materially different from the actual costs.

  Patent costs

All patent-related costs incurred in connection with filing and prosecuting patent applications are expensed as incurred due to the uncertainty about the recovery of the expenditure. Amounts incurred are classified as general and administrative expenses.

  Stock-based compensation

The Company measures stock-based awards granted to employees and directors based on the fair value on the date of grant using the Black-Scholes option-pricing model for options or the difference between the purchase price per share of the award, if any, and the fair value of the Company's common stock for restricted common stock awards. Compensation expense for those awards is recognized over the requisite service period, which is generally the vesting period of the respective award. The Company uses the straight-line method to record the expense of awards with service-based vesting conditions. The Company uses the graded-vesting method to record the expense of awards with both service-based and performance-based vesting conditions, commencing when achievement of the performance condition becomes probable.

The Company measures the fair value of stock-based awards granted to non-employees on the date that the related service is complete, which is generally the vesting date of the award. Prior to the service completion date, compensation expense is recognized over the period during which services are rendered by such non-employees. At the end of each financial reporting period prior to the service completion date, the fair value of these awards is remeasured using the then-current fair value of the Company's common stock and updated assumption inputs in the Black-Scholes option-pricing model for options or the difference between the purchase price per share of the award, if any, and the then-current fair value of the Company's common stock for restricted common stock awards.

In addition, for restricted stock awards under which restricted common stock is purchased by the holder with a promissory note treated as a nonrecourse note for accounting purposes, the Company measures the fair value of the award using the Black-Scholes option-pricing model.

The Company classifies stock-based compensation expense in its consolidated statements of operations and comprehensive loss in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

  Comprehensive loss

Comprehensive loss includes net loss as well as other changes in stockholders' equity (deficit) that result from transactions and economic events other than those with stockholders. For the years ended December 31, 2016 and 2017 and the three months ended March 31, 2017 (unaudited), there was no difference between net loss and comprehensive loss in the accompanying consolidated financial statements. For the three months ended March 31, 2018 (unaudited), the Company's only element of other comprehensive loss was unrealized losses on marketable securities.

Rubius Therapeutics, Inc.
Notes to consolidated financial statements (Continued)

  Net Income (loss) per share

The Company follows the two-class method when computing net income (loss) per share, as the Company has issued shares that meet the definition of participating securities. The two-class method determines net income (loss) per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

Basic net income (loss) per share attributable to common stockholders is computed by dividing the net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net income (loss) attributable to common stockholders is computed by adjusting net income (loss) attributable to common stockholders to reallocate undistributed earnings based on the potential impact of dilutive securities. Diluted net income (loss) per share attributable to common stockholders is computed by dividing the diluted net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period, including potential dilutive common shares assuming the dilutive effect of common stock equivalents.

The Company's convertible preferred stock contractually entitles the holders of such shares to participate in dividends but does not contractually require the holders of such shares to participate in losses of the Company. Accordingly, in periods in which the Company reports a net loss, such losses are not allocated to such participating securities. In periods in which the Company reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive. The Company reported a net loss attributable to common stockholders for the years ended December 31, 2016 and 2017 and for the three months ended March 31, 2017 and 2018 (unaudited).

  Income taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in the Company's tax returns. Deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

The Company accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax

Rubius Therapeutics, Inc.
Notes to consolidated financial statements (Continued)

position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the consolidated financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

  Recently adopted accounting pronouncements

In August 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern ("ASU 2014-15"). The amendments in this update explicitly require a company's management to assess an entity's ability to continue as a going concern and to provide related footnote disclosures in certain circumstances. For both public and nonpublic entities, the new standard is effective for annual periods ending after December 15, 2016 and for interim periods thereafter. The Company adopted ASU 2014-15 as of the required effective date of December 31, 2016. This guidance relates to footnote disclosure only, and its adoption had no impact on the Company's financial position, results of operations or cash flows.

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting ("ASU 2016-09"). ASU 2016-09 involves several aspects of the accounting for share-based transactions, including the income tax consequences, classification of awards as either equity or liabilities, an option to recognize gross share compensation expense with actual forfeitures recognized as they occur and certain classifications on the statement of cash flows. Certain of these changes are required to be applied retrospectively, while other changes are required to be applied prospectively. For public entities, this guidance was effective for annual reporting periods beginning after December 15, 2016 and for interim periods within those fiscal years. For nonpublic entities, this guidance was effective for annual periods beginning after December 15, 2017 and for interim periods within those fiscal years. As early adoption was permitted, the Company adopted ASU 2016-09 as of January 1, 2017 and has elected to account for forfeitures as they occur rather than apply an estimated forfeiture rate to stock-based compensation expense. The adoption of this guidance had no impact on the Company's financial position, results of operations or cash flows.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash ("ASU 2016-18"). ASU 2016-18 requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Entities will also be required to reconcile such total to amounts on the balance sheet and disclose the nature of the restrictions. For public entities, this guidance is effective for annual reporting periods beginning after December 15, 2017 and interim periods within those fiscal years. For nonpublic entities, this guidance is effective for annual reporting periods beginning after December 15, 2018 and interim periods within those fiscal years. As early adoption was permitted, the Company adopted this standard retrospectively as of January 1, 2017. Restricted cash is now included as a component of cash, cash equivalents and restricted cash on the Company's consolidated statement of cash flows. Upon the adoption of ASU 2016-18, the amount of cash and cash equivalents previously presented on the consolidated statements of cash flows for the year ended December 31, 2016 increased by $0.1 million as

Rubius Therapeutics, Inc.
Notes to consolidated financial statements (Continued)

of beginning of the year and by $0.2 million as of end of the year to reflect the inclusion of restricted cash in the amount reported for changes in cash, cash equivalents and restricted cash.

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting ("ASU 2017-09"). The amendments in ASU 2017-09 clarify that modification accounting is required only if the fair value, the vesting conditions, or the classification of the awards (as equity or liability) changes as a result of the changes in terms or conditions. This guidance is effective for all entities for annual reporting periods beginning after December 15, 2017 and interim periods within those fiscal years. As early adoption was permitted, the Company adopted this standard as of January 1, 2017. The adoption of this guidance had no impact on the Company's financial position, results of operations or cash flows.

  Recently issued accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) ("ASU 2016-02"), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less may be accounted for similar to existing guidance for operating leases today. For public entities, the guidance is effective for annual reporting periods beginning after December 15, 2018 and for interim periods within those fiscal years. For nonpublic entities, the guidance is effective for annual reporting periods beginning after December 15, 2019 and for interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted for all entities. The Company is currently evaluating whether to early-adopt ASU 2016-02 and evaluating the impact that the adoption of ASU 2016-02 will have on its consolidated financial statements.

In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480), Derivatives and Hedging (Topic 815) I. Accounting for Certain Financial Instruments with Down Round Features II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception ("ASU 2017-11"). Part I applies to entities that issue financial instruments such as warrants, convertible debt or convertible preferred stock that contain down-round features. Part II replaces the indefinite deferral for certain mandatorily redeemable noncontrolling interests and mandatorily redeemable financial instruments of nonpublic entities contained within Accounting Standards Codification ("ASC") Topic 480 with a scope exception and does not impact the accounting for these mandatorily redeemable instruments. For public entities, this guidance is required to be adopted for annual periods beginning after December 15, 2018, including interim periods within those fiscal years. For nonpublic entities, this guidance is effective for annual periods beginning after December 15, 2019 and for interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted for all entities, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal

Rubius Therapeutics, Inc.
Notes to consolidated financial statements (Continued)

year that includes that interim period. The Company is currently evaluating the impact that the adoption of ASU 2017-11 will have on its consolidated financial statements.

3.     Marketable securities and fair value measurements

Marketable securities by security type consisted of the following (in thousands):

	March 31, 2018 (unaudited)
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

U.S. treasury notes (due within one year)	$41,193	$—	$(35)	$41,158
U.S. government agency bonds (due within one year)	15,004	—	(10)	14,994

	$56,197	$—	$(45)	$56,152

The Company did not have any marketable securities as of December 31, 2016 or 2017.

The following tables present the Company's fair value hierarchy for its assets and liabilities, which are measured at fair value on a recurring basis (in thousands):

	Fair value measurements at December 31, 2016 using:
	Level 1	Level 2	Level 3	Total

Liabilities:
Preferred stock warrant liability	$—	$—	$67	$67

	Fair value measurements at December 31, 2017 using:
	Level 1	Level 2	Level 3	Total

Assets:
Cash equivalents:
Money market funds	$104,288	$—	$—	$104,288

Liabilities:
Preferred stock warrant liability	$—	$—	$866	$866

Rubius Therapeutics, Inc.
Notes to consolidated financial statements (Continued)

	Fair value measurements at March 31, 2018 (unaudited) using:
	Level 1	Level 2	Level 3	Total

Assets:
Cash equivalents:
Money market funds	$122,979	$—	$—	$122,979
U.S. government agency bonds	—	13,492	—	13,492
Marketable securities:
U.S. government agency bonds	—	14,994	—	14,994
U.S. treasury notes	—	41,158	—	41,158

	$122,979	$69,644	$—	$192,623

Liabilities:
Preferred stock warrant liability	$—	$—	$909	$909

Money market funds were valued by the Company based on quoted market prices, which represent a Level 1 measurement within the fair value hierarchy. U.S. treasury notes and U.S. government agency bonds were valued by the Company using quoted prices in active markets for similar securities, which represent a Level 2 measurement within the fair value hierarchy. During the years ended December 31, 2016 and 2017 or the three months ended March 31, 2018 (unaudited), there were no transfers between Level 1, Level 2 and Level 3.

The preferred stock warrant liability in the table above consisted of the fair value of warrants to purchase Series A and Series B convertible preferred stock (see Note 8) and was based on significant inputs not observable in the market, which represent a Level 3 measurement within the fair value hierarchy. The Company's valuation of the preferred stock warrants utilized the Black-Scholes option-pricing model, which incorporates assumptions and estimates to value the preferred stock warrants. The Company assesses these assumptions and estimates on a quarterly basis as additional information impacting the assumptions was obtained. Changes in the fair value of the preferred stock warrants are recognized as other income (expense) in the consolidated statements of operations and comprehensive loss.

The quantitative elements associated with the Company's Level 3 inputs impacting the fair value measurement of the preferred stock warrant liability include the fair value per share of the underlying Series A and Series B convertible preferred stock, the remaining contractual term of the warrants, risk-free interest rate, expected dividend yield and expected volatility of the price of the underlying preferred stock. The most significant assumption in the Black-Scholes option-pricing model impacting the fair value of the preferred stock warrants is the fair value of the Company's convertible preferred stock as of each remeasurement date. The Company determines the fair value per share of the underlying preferred stock by taking into consideration its most recent sales of its convertible preferred stock as well as additional factors that the Company deems relevant. As of December 31, 2016 and 2017 and March 31, 2018 (unaudited), the fair value of the Series A convertible preferred stock was $0.60 per share, $6.73 per share and $7.06 per share, respectively. As of December 31, 2017 and March 31, 2018 (unaudited), the fair value of the Series B convertible preferred stock was $9.88 per share and $10.06 per share, respectively. The Company historically has been a private company and lacks company-specific historical and implied

Rubius Therapeutics, Inc.
Notes to consolidated financial statements (Continued)

volatility information of its stock. Therefore, it estimates its expected stock volatility based on the historical volatility of publicly traded peer companies for a term equal to the remaining contractual term of the warrants. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve for time periods approximately equal to the remaining contractual term of the warrants. The Company has estimated a 0% dividend yield based on the expected dividend yield and the fact that the Company has never paid or declared dividends.

The following table provides a roll-forward of the aggregate fair values of the Company's preferred stock warrants for which fair value is determined by Level 3 inputs (in thousands):

Preferred stock warrant liability

Fair value at December 31, 2015	$68
Change in fair value	(1)

Fair value at December 31, 2016	67
Issuance of warrants to purchase shares of Series B convertible preferred stock	14
Change in fair value	785

Fair value at December 31, 2017	866
Change in fair value	43

Fair value at March 31, 2018 (unaudited)	$909

4.    Property and equipment, net

Property and equipment, net consisted of the following (in thousands):

	December 31,
			March 31, 2018
	2016	2017

	(unaudited)
Laboratory equipment	$831	$2,751	$3,515
Leasehold improvements	117	117	117
Computer equipment	57	57	57
Construction-in-progress	—	74	11,373

	1,005	2,999	15,062
Less: Accumulated depreciation and amortization	(137)	(584)	(811)

	$868	$2,415	$14,251

Construction-in-progress as of March 31, 2018 (unaudited) included $11.0 million related to the Company's build-to-suit lease (see Note 12). Depreciation and amortization expense was $0.1 million and $0.4 million for the years ended December 31, 2016 and 2017, respectively. Depreciation and amortization expense was less than $0.1 million and $0.2 million for the three months ended March 31, 2017 and 2018 (unaudited), respectively.

Rubius Therapeutics, Inc.
Notes to consolidated financial statements (Continued)

5.     Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	December 31,
			March 31, 2018
	2016	2017

	(unaudited)
Accrued employee compensation and benefits	$253	$1,339	$607
Accrued external research and development expenses	237	1,230	1,924
Accrued lease liability, current portion	—	—	1,566
Accrued professional fees	178	219	1,181
Other	71	198	63

	$739	$2,986	$5,341

6.     Loan and security agreement

As of December 31, 2016 and 2017 and March 31, 2018 (unaudited), long-term debt consisted of the following (in thousands):

	December 31,
			March 31, 2018
	2016	2017

	(unaudited)
Principal amount of long-term debt	$4,000	$5,500	$5,500
Less: Current portion of long-term debt	(933)	(2,139)	(3,056)

Long-term debt, net of current portion	3,067	3,361	2,444
Debt discount	(76)	(59)	(46)

Long-term debt, net of discount and current portion	$2,991	$3,302	$2,398

In November 2015, the Company entered into a loan and security agreement, as amended (the "2015 Credit Facility"), with Pacific Western Bank ("PWB"). The 2015 Credit Facility initially provided for borrowings of up to $2.0 million under one or more term loans as well as additional borrowings of up to $2.0 million under one or more additional term loans, for aggregate maximum borrowings of $4.0 million. Under the 2015 Credit Facility, the Company borrowed $2.0 million in January 2016 and an additional $2.0 million in September 2016. Prior to the amendment of the 2015 Credit Facility in May 2017, borrowings under the 2015 Credit Facility bore interest at an annual rate equal to the bank's prime rate plus 1.25%, subject to a floor of 4.5%, and were repayable in monthly interest-only payments through May 2017 and in equal monthly payments of principal plus accrued interest from June 2017 until the maturity date in November 2019.

In May 2017, the Company entered into an amendment to the 2015 Credit Facility under which the aggregate maximum borrowings were increased to $7.0 million, which amount could be borrowed through June 30, 2017. The amendment to the 2015 Credit Facility was accounted for as a debt modification, rather than a debt extinguishment, based on a comparison of the present value of the cash flows under the terms

Rubius Therapeutics, Inc.
Notes to consolidated financial statements (Continued)

of the debt immediately before and after the amendment, which resulted in a change of less than 10%. As a result, issuance costs paid to the lender in connection with the amendment were recorded as a reduction of the carrying amount of the debt liability and were not significant. Unamortized issuance costs as of the date of the modification will be amortized to interest expense using the effective interest method over the revised repayment term. Issuance costs paid to third parties were recorded as expense and were not significant.

In May 2017, the Company borrowed an additional $1.5 million under the 2015 Credit Facility, which resulted in aggregate borrowings of $5.5 million. As of December 31, 2017 and March 31, 2018 (unaudited), there were no additional amounts that could be borrowed by the Company under the 2015 Credit Facility. Borrowings under the 2015 Credit Facility bear interest at an annual rate equal to the bank's prime rate plus 1.25%, subject to a floor of 4.5%, and are repayable in monthly interest-only payments through May 2018 and in equal monthly payments of principal plus accrued interest from June 2018 until the maturity date in November 2019.

As of December 31, 2016 and 2017 and March 31, 2018 (unaudited), the interest rate applicable to borrowings under the 2015 Credit Facility was 5.0%, 5.75% and 6.0%, respectively. During the years ended December 31, 2016 and 2017 and the three months ended March 31, 2018 (unaudited), the weighted average effective interest rate on outstanding borrowings under the 2015 Credit Facility was approximately 5%, 6% and 7%, respectively.

Borrowings under the 2015 Credit Facility are collateralized by substantially all of the Company's personal property, other than its intellectual property. There are no financial covenants associated with the 2015 Credit Facility; however, the Company is subject to certain affirmative and negative covenants restricting the Company's activities, including limitations on dispositions, mergers or acquisitions; encumbering its intellectual property; incurring indebtedness or liens; paying dividends; making certain investments; and engaging in certain other business transactions. The obligations under the 2015 Credit Facility are subject to acceleration upon the occurrence of specified events of default, including a material adverse change in the Company's business, operations or financial or other condition.

As of December 31, 2017 and March 31, 2018 (unaudited), the estimated future principal payments due were as follows (in thousands):

Year ending December 31,

2018	$2,139
2019	3,361

$5,500

In May 2018 (unaudited), the Company further amended the 2015 Credit Facility to extend the interest-only payment period through May 2019, to extend the maturity date until November 2020 and to adjust the interest rate to an annual rate equal to the bank's prime rate plus 0.75%, subject to a floor of 5.5% (see Note 16).

In connection with the initial borrowing in January 2016 under the 2015 Credit Facility, the Company issued to PWB warrants to purchase up to 133,333 shares of Series A redeemable convertible preferred stock, at

Rubius Therapeutics, Inc.
Notes to consolidated financial statements (Continued)

an exercise price of $0.60 per share, subject to adjustment upon specified dilutive issuances. The warrants became exercisable in proportion to the borrowings made by the Company under the credit facility. As of December 31, 2016 and 2017 and March 31, 2018 (unaudited), the warrants were exercisable for the full amount of specified shares and expire on November 20, 2025. The fair value of the warrants on the issuance date of $0.1 million was recorded as a deferred financing cost and as a preferred stock warrant liability (see Note 8).

In connection with the amendment to the 2015 Credit Facility in May 2017, the Company issued to PWB warrants to purchase up to 2,234 shares of Series B convertible preferred stock, at an exercise price of $8.39 per share, subject to adjustment upon specified dilutive issuances. The warrants were immediately exercisable upon issuance and expire on May 19, 2027. The fair value of the warrants on the issuance date of less than $0.1 million was recorded as a debt discount and as a preferred stock warrant liability (see Note 8).

7.     Convertible preferred stock

The Company has issued Series A redeemable convertible preferred stock (the "Series A Preferred Stock"), Series B convertible preferred stock (the "Series B Preferred Stock") and Series C convertible preferred stock (the "Series C Preferred Stock"). The Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock are collectively referred to as the "Preferred Stock". Upon issuance of the Series A Preferred Stock, the holders of such shares were entitled to receive cumulative dividends of 8.0% per year, compounding annually, and such shares were redeemable at the option of the holder after five years from issuance date of the Series A Preferred Stock. In connection with the issuance and sale of Series B Preferred Stock, the holders of Series A Preferred Stock agreed to remove the cumulative dividend rights and redemption features of the Series A Preferred Stock. The change to the terms of the Series A Preferred Stock was accounted for as a modification, rather than an extinguishment, of the Series A Preferred Stock based on a comparison of the fair value of the stock immediately before and after the change in terms, which resulted in a fair value change of less than 10%. This modification did not have any impact on the Company's consolidated financial statements. For periods after the June 2017 date of the modification of the Series A Preferred Stock, the Company no longer accretes the carrying value of the Series A Preferred Stock to redemption value as such shares are no longer redeemable.

In July 2016, the Company issued and sold 9,083,333 shares of Series A Preferred Stock at a price of $0.60 per share for gross proceeds of $5.4 million. In December 2016, the Company issued and sold 10,000,000 additional shares of Series A Preferred Stock to the same investor at a price of $0.60 per share for gross proceeds of $6.0 million. The Company incurred issuance costs in connection with these transactions of less than $0.1 million.

In June 2017, the Company issued and sold 14,362,344 shares of Series B Preferred Stock at a price of $8.39 per share for gross proceeds of $120.5 million. The Company incurred issuance costs in connection with the Series B Preferred Stock of $0.4 million.

In February 2018, the Company issued and sold 7,912,432 shares of Series C Preferred Stock at a price of $12.79 per share for gross proceeds of $101.2 million. The Company incurred issuance costs in connection with the Series C Preferred Stock of $0.2 million.

Rubius Therapeutics, Inc.
Notes to consolidated financial statements (Continued)

Upon issuance of each class of Preferred Stock, the Company assessed the embedded conversion and liquidation features of the shares and determined that such features did not require the Company to separately account for these features. The Company also concluded that no beneficial conversion feature existed on the issuance date of each class of Preferred Stock.

As of each balance sheet date, the Preferred Stock consisted of the following (in thousands, except share amounts):

	December 31, 2016
	Preferred stock authorized	Preferred stock issued and outstanding	Carrying value	Liquidation preference	Common stock issuable upon conversion

Series A Preferred Stock	29,703,995	29,570,662	$19,067	$19,088	29,570,662

	29,703,995	29,570,662	$19,067	$19,088	29,570,662

	December 31, 2017
	Preferred stock authorized	Preferred stock issued and outstanding	Carrying value	Liquidation preference	Common stock issuable upon conversion

Series A Preferred Stock	29,703,995	29,570,662	$19,723	$17,742	29,570,662
Series B Preferred Stock	14,366,813	14,362,344	120,067	120,500	14,362,344

	44,070,808	43,933,006	$139,790	$138,242	43,933,006

	March 31, 2018 (unaudited)
	Preferred stock authorized	Preferred stock issued and outstanding	Carrying value	Liquidation preference	Common stock issuable upon conversion

Series A Preferred Stock	29,703,995	29,570,662	$19,723	$17,742	29,570,662
Series B Preferred Stock	14,364,578	14,362,344	120,067	120,500	14,362,344
Series C Preferred Stock	7,912,432	7,912,432	100,986	101,200	7,912,432

	51,981,005	51,845,438	$240,776	$239,442	51,845,438

The holders of Preferred Stock have the following rights and preferences:

  Voting

The holders of Preferred Stock are entitled to vote, together with the holders of common stock as a single class, on matters submitted to stockholders for a vote. The holders of Preferred Stock are entitled to the number of votes equal to the number of shares of common stock into which each such share of Preferred Stock could convert.

Rubius Therapeutics, Inc.
Notes to consolidated financial statements (Continued)

  Conversion

Each share of Preferred Stock is convertible into shares of common stock at the option of the holder at any time after the date of issuance. Each share of Preferred Stock will be automatically converted into shares of common stock, at the applicable conversion ratio then in effect, upon either (i) the closing of a firm commitment public offering with at least $50.0 million of gross proceeds to the Company and at a price of at least $12.79 per share, subject to appropriate adjustment in the event of any stock split, stock dividend, combination or other similar recapitalization, or (ii) the vote or written consent of the holders of at least a majority of the then-outstanding shares of Preferred Stock, voting together as a single class.

The conversion ratio of each series of Preferred Stock is determined by dividing the Original Issue Price of each series by the Conversion Price of each series. The Original Issue Price is $0.60 per share for Series A Preferred Stock, $8.39 per share for Series B Preferred Stock and $12.79 per share for Series C Preferred Stock. The Conversion Price is $0.60 per share for Series A Preferred Stock, $8.39 per share for Series B Preferred Stock and $12.79 per share for Series C Preferred Stock, subject to appropriate adjustment in the event of any stock split, stock dividend, combination or other similar recapitalization and other adjustments as set forth in the Company's certificate of incorporation, as amended and restated. As a result, as of December 31, 2017 and March 31, 2018 (unaudited), each outstanding share of Preferred Stock was convertible into common stock on a one-for-one basis.

  Dividends

The holders of Preferred Stock are entitled to receive noncumulative dividends if and when declared by the Company's board of directors. The Company may not declare, pay or set aside any dividends on shares of any other series of capital stock of the Company, other than dividends on common stock payable in common stock, unless the holders of the Series A, Series B and Series C Preferred Stock first receive, or simultaneously receive, a dividend on each outstanding share of Series A, Series B and Series C Preferred Stock. No dividends were declared or paid during the years ended December 31, 2016 or 2017 or the three months ended March 31, 2018 (unaudited).

  Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company or Deemed Liquidation Event (as described below), the holders of shares of Preferred Stock will receive, in preference to any distribution to the holders of common stock, an amount per share equal to the greater of (i) the Original Issue Price per share of the respective share of Preferred Stock, plus all dividends declared but unpaid on such shares, or (ii) the amount the holders would receive if the Preferred Stock were converted into common stock prior to such liquidation event. In the event that the assets available for distribution to the Company's stockholders are not sufficient to permit payment to the holders of Preferred Stock in the full amount to which they are entitled, the assets available for distribution will be distributed on a pro rata basis among the holders of the Series A, Series B and Series C Preferred Stock. After the payment of all preferential amounts to the holders of the Preferred Stock, then, to the extent available, the remaining assets available for distribution shall be distributed among the holders of the common stock ratably based on the number of shares of common stock held by each holder.

Unless the holders of at least a majority of the then-outstanding shares of Preferred Stock, voting together as a single class on an as-converted basis, elect otherwise, a Deemed Liquidation Event shall include a merger or consolidation (other than one in which stockholders of the Company own a majority by voting

Rubius Therapeutics, Inc.
Notes to consolidated financial statements (Continued)

power of the outstanding shares of the surviving or acquiring corporation) or a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company.

8.     Warrants to purchase preferred stock

In November 2015, the Company issued warrants to purchase up to 133,333 shares of Series A Preferred Stock in connection with the 2015 Credit Facility (see Note 6). The warrants are exercisable at a price of $0.60 per share and have a contractual term of ten years from issuance. The fair value of the warrants on the issuance date of $0.1 million was recorded as a deferred financing cost and as a preferred stock warrant liability.

In May 2017, the Company issued warrants to purchase up to 2,234 shares of Series B Preferred Stock in connection with the amendment to the 2015 Credit Facility (see Note 6). The warrants are exercisable at a price of $8.39 per share and have a contractual term of ten years from issuance. The fair value of the warrants on the issuance date of less than $0.1 million was recorded as a debt discount and as a preferred stock warrant liability.

The Company remeasures the fair value of the liability for these preferred stock warrants at each reporting date and records any adjustments as other income (expense). The warrants outstanding at each reporting date were remeasured using the Black-Scholes option-pricing model (see Note 3), and the resulting change in fair value was recorded in other income (expense) in the Company's consolidated statements of operations and comprehensive loss. For the years ended December 31, 2016 and 2017, the Company recorded other income of less than $0.1 million and other expense of $0.8 million, respectively, to reflect the change in fair value of these preferred stock warrants. For each of the three months ended March 31, 2017 and 2018 (unaudited), the Company recorded other expense of less than $0.1 million to reflect the change in fair value of these preferred stock warrants.

9.     Common stock

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company's stockholders. Common stockholders are not entitled to receive dividends, unless declared by the board of directors.

10.   Stock-based compensation

  2014 Stock Incentive Plan

The Company's 2014 Stock Incentive Plan (the "2014 Plan") provides for the Company to sell or issue incentive stock options or nonqualified stock options, restricted stock, restricted stock units and other equity awards to employees, directors and consultants of the Company. The 2014 Plan is administered by the board of directors or, at the discretion of the board of directors, by a committee of the board of directors. The exercise prices, vesting and other restrictions are determined at the discretion of the board of directors, or its committee if so delegated.

Stock options granted under the 2014 Plan with service-based vesting conditions generally vest over three or four years and expire after ten years. The 2014 Plan allows for the early exercise of unvested stock options, subject to certain restrictions, including the ability of the Company to repurchase such options upon an option holder's termination of employment with the Company if such options have not yet vested. Restricted stock granted under the 2014 Plan with service-based vesting conditions generally vest over three or four years.

Rubius Therapeutics, Inc.
Notes to consolidated financial statements (Continued)

The total number of shares of common stock that may be issued under the 2014 Plan was 4,600,000 and 13,028,304 shares as of December 31, 2016 and 2017, respectively, of which 1,256,019 shares remained available for future issuance as of December 31, 2017. During the three months ended March 31, 2018, the Company increased the number of shares of common stock authorized for issuance under the 2014 Plan from 13,028,304 shares to 14,778,304 shares. As of March 31, 2018 (unaudited), 204,019 shares remained available for future issuance under the 2014 Plan. Shares that are expired, terminated, surrendered or canceled without having been fully exercised will be available for future awards under the 2014 Plan.

The exercise price for stock options granted is not less than the fair value of common shares as determined by the board of directors as of the date of grant. The Company's board of directors values the Company's common stock, taking into consideration its most recently available valuation of common stock performed by third parties as well as additional factors which may have changed since the date of the most recent contemporaneous valuation through the date of grant.

  Stock option valuation

The fair value of stock option grants is estimated using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. For options with service-based vesting conditions, the expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The expected term of stock options granted to non-employees is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the fair value of stock-based awards granted to employees and directors:

	Year ended December 31,		Three months ended March 31,
	2016	2017	2017	2018

			(unaudited)	(unaudited)
Risk-free interest rate	1.81%	2.05%	2.16%	2.61%
Expected volatility	77.2%	75.6%	76.0%	74.0%
Expected dividend yield	—	—	—	—
Expected term (in years)	6.25	6.39	6.25	6.25

Rubius Therapeutics, Inc.
Notes to consolidated financial statements (Continued)

The following table presents the assumptions used in the Black-Scholes option-pricing model to determine the fair value of stock awards granted to non-employees:

	Year ended December 31,		Three months ended March 31,
	2016	2017	2017	2018

			(unaudited)	(unaudited)
Risk-free interest rate	2.35% - 2.45%	2.02% - 2.31%	2.14% - 2.40%	2.02% - 2.73%
Expected volatility	81% - 85%	74% - 85%	74% - 85%	73% - 85%
Expected dividend yield	—	—	—	—
Expected term (in years)	8 - 10	6 - 10	7 - 10	6 - 10
Fair value of common stock	$0.18 - $0.19	$0.19 - $6.28	$0.19 - $0.48	$6.28 - $8.66

The following table summarizes the Company's option activity since December 31, 2016:

	Number of shares	Weighted average exercise price	Weighted average contractual term	Aggregate intrinsic value

			(in years)	(in thousands)
Outstanding as of December 31, 2016	4,159,165	$0.17	9.21	$86
Granted	2,312,792	2.43
Exercised	(1,650,572)	0.18
Forfeited	(159,750)	0.19

Outstanding as of December 31, 2017	4,661,635	$1.29	8.64	$23,264
Granted	2,839,500	5.29
Exercised	(19,750)	0.22
Forfeited	(37,500)	0.15

Outstanding as of March 31, 2018 (unaudited)	7,443,885	$2.82	9.07	$43,452

Vested and expected to vest as of December 31, 2017	4,661,635	$1.29	8.64	$23,264
Vested and expected to vest as of March 31, 2018 (unaudited)	7,443,885	$2.82	9.07	$43,452
Options exercisable as of December 31, 2017	1,153,819	$0.16	7.55	$7,062
Options exercisable as of March 31, 2018 (unaudited)	1,371,475	$0.39	7.51	$11,336

The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company's common stock for those stock options that had exercise prices lower than the fair value of the Company's common stock. The aggregate intrinsic value of stock options exercised during the years ended December 31, 2016 and 2017 was less than $0.1 million and $3.7 million, respectively. The aggregate intrinsic value of stock options exercised during the three months ended March 31, 2017 and 2018 (unaudited) was $0.1 million and $0.2 million, respectively.

Rubius Therapeutics, Inc.
Notes to consolidated financial statements (Continued)

The weighted average grant-date fair value of stock options granted during the years ended December 31, 2016 and 2017 was $0.12 per share and $2.74 per share, respectively. The weighted average grant-date fair value of stock options granted during the three months ended March 31, 2017 and 2018 (unaudited) was $0.13 per share and $5.52 per share, respectively.

During the year ended December 31, 2017, an executive officer early exercised an option to purchase 1,400,000 shares of common stock, at an exercise price of $0.18 per share, for cash proceeds of $0.1 million and a promissory note for $0.2 million (see Note 14). The employee received shares of restricted common stock upon such exercise. The unvested shares of restricted common stock issued upon exercise are subject to the Company's repurchase right at the lesser of the original exercise price per share or the fair value of such shares on the repurchase date. The $0.1 million of cash proceeds from the early exercise of this stock option was recorded as a liability in the Company's consolidated balance sheet and will be reclassified to stockholders' equity (deficit) as the shares vest and the Company's repurchase rights related to such shares lapse. The promissory note is partial-recourse, but was treated as nonrecourse for accounting purposes. As a result, (i) this early exercise of common stock with a promissory note continued to be accounted for as an outstanding stock option and (ii) no receivable for amounts due under the promissory note was recorded on the Company's consolidated balance sheet. Stock-based compensation expense related to this award is being recognized over the requisite service period of the award based on the grant-date fair value of the award, which was determined using the Black-Scholes option-pricing model.

During the years ended December 31, 2016 and 2017, the Company granted options for the purchase of an aggregate of 465,000 shares of common stock with performance-based vesting conditions. As of December 31, 2016 and 2017 and March 31, 2018 (unaudited), the achievement of these performance conditions was determined not to be probable, and, therefore, the Company did not record any compensation expense related to these stock options during the years ended December 31, 2016 and 2017 or the three months ended March 31, 2018 (unaudited).

  Restricted common stock

The Company has granted restricted common stock with service-based vesting conditions. Shares of unvested restricted common stock may not be sold or transferred by the holder. These restrictions lapse according to the time-based vesting conditions of each award. The following table summarizes the Company's restricted common stock award activity since December 31, 2016:

	Shares	Weighted average grant-date fair value

Unvested restricted common stock as of December 31, 2016	348,120	$0.001
Issued	5,227,014	0.514
Vested	(348,120)	0.001

Unvested restricted common stock as of December 31, 2017	5,227,014	$0.514
Issued	—	—
Vested	(2,582,132)	0.526

Unvested restricted common stock as of March 31, 2018 (unaudited)	2,644,882	$0.502

Rubius Therapeutics, Inc.
Notes to consolidated financial statements (Continued)

In the table above, the number of shares of unvested restricted common stock outstanding as of December 31, 2017 and March 31, 2018 (unaudited) excludes 1,050,000 shares and 962,500 shares, respectively, of restricted common stock that remained unvested as of those dates related to the early exercise of a stock option during the year ended December 31, 2017 in exchange for 1,400,000 shares of restricted common stock. As of December 31, 2017, shares of unvested restricted common stock totaled 6,277,014 shares, consisting of 5,227,014 shares from unvested restricted common stock awards and 1,050,000 shares from the early exercise of a stock option. As of March 31, 2018 (unaudited), shares of unvested restricted common stock totaled 3,607,382 shares, consisting of 2,644,882 shares from unvested restricted common stock awards and 962,500 shares from the early exercise of a stock option.

The aggregate intrinsic value of restricted stock awards is calculated as the positive difference between the prices paid, if any, of the restricted stock awards and the fair value of the Company's common stock. The aggregate intrinsic value of restricted stock awards that vested during the years ended December 2016 and 2017 was $0.1 million and $0.9 million, respectively. The aggregate intrinsic value of restricted stock awards that vested during the three months ended March 31, 2017 and 2018 (unaudited) was $0.2 million and $14.9 million, respectively.

In April 2017, the Company sold 460,000 shares of restricted common stock, at a price of $0.19 per share, to an executive officer in exchange for a promissory note in the principal amount of $0.1 million (see Note 14). The promissory note is partial-recourse, but was treated as nonrecourse for accounting purposes and, as such, (i) this purchase of common stock with a promissory note was accounted for as if it were a stock option grant and (ii) no receivable for amounts due under the promissory note was recorded on the Company's consolidated balance sheet. Stock-based compensation expense related to this award is being recognized over the requisite service period of the award based on the grant-date fair value of the award, which was determined using the Black-Scholes option-pricing model.

In January 2017 and May 2017, the Company sold 3,667,014 shares and 1,100,000 shares, respectively, of restricted common stock at prices of $0.19 per share and $1.65 per share, respectively, to the chairman of the Company's board of directors in exchange for two promissory notes totaling $2.5 million (see Note 14). The promissory notes are partial-recourse, but were treated as nonrecourse for accounting purposes and, as such, (i) each of these purchases of common stock with a promissory note was accounted for as if it were a stock option grant and (ii) no receivable for amounts due under the promissory note was recorded on the Company's consolidated balance sheet. All of the stock-based awards issued to the chairman of the Company's board of directors were issued for his services as a consultant and are being accounted for as non-employee stock-based awards. As a result, stock-based compensation expense related to the awards is being recognized over the requisite service period of the award based on the remeasured fair value of the award at each reporting period, which is determined using the Black-Scholes option-pricing model. The aggregate amount of stock-based compensation expense related to these restricted stock awards recognized during the year ended December 31, 2017 was $14.2 million. The aggregate amount of stock-based compensation expense related to these restricted stock awards recognized during the three months ended March 31, 2017 and 2018 (unaudited) was $0.2 million and $2.5 million, respectively.

Rubius Therapeutics, Inc.
Notes to consolidated financial statements (Continued)

  Stock-based compensation

The Company recorded stock-based compensation expense in the following expense categories of its consolidated statements of operations and comprehensive loss (in thousands):

	Year ended December 31,		Three months ended March 31,
	2016	2017	2017	2018

			(unaudited)	(unaudited)
Research and development expenses	$107	$1,756	$675	$409
General and administrative expenses	40	16,147	185	3,048

	$147	$17,903	$860	$3,457

In October 2017, the Company issued 213,439 shares of common stock to the Company's chairman of its board of directors as payment of a one-time bonus that was payable, at his election, in cash or shares of common stock. The shares were issued out of the 2014 Plan. In connection with this issuance, the Company recorded $1.0 million of stock-based compensation expense, equal to the aggregate fair value of this common stock on the date of issuance.

As of December 31, 2017, total unrecognized compensation cost related to the unvested employee and director stock-based awards was $5.3 million, which is expected to be recognized over a weighted average period of 3.6 years. As of March 31, 2018 (unaudited), total unrecognized compensation cost related to the unvested employee and director stock-based awards was $18.9 million, which is expected to be recognized over a weighted average period of 3.7 years.

As of December 31, 2017, there were outstanding unvested service-based stock options held by non-employees for the purchase of 330,917 shares of common stock. As of December 31, 2017, there were 4,767,104 shares of unvested restricted common stock held by non-employees. As of March 31, 2018 (unaudited), there were outstanding unvested service-based stock options held by non-employees for the purchase of 203,669 shares of common stock. As of March 31, 2018 (unaudited), there were 2,184,882 shares of unvested restricted common stock held by non-employees. Amounts expensed during the remaining vesting periods of the stock-based awards held by non-employees will be determined based on the fair value of the awards at the time of vesting.

11.   Income taxes

  2017 U.S. tax reform

On December 22, 2017, the Tax Cuts and Jobs Act (the "TCJA") was signed into United States law. The TCJA includes a number of changes to existing tax law, including, among other things, a permanent reduction in the federal corporate income tax rate from a top marginal tax rate of 35% to a flat rate of 21%, effective as of January 1, 2018, as well as limitation of the deduction for net operating losses to 80% of annual taxable income and elimination of net operating loss carrybacks, in each case, for losses arising in taxable years beginning after December 31, 2017 (though any such net operating losses may be carried forward indefinitely). The federal tax rate change resulted in a reduction in the gross amount of the Company's deferred tax assets and liabilities recorded as of December 31, 2017 and a corresponding reduction in the

Rubius Therapeutics, Inc.
Notes to consolidated financial statements (Continued)

Company's valuation allowance. As a result, no income tax expense or benefit was recognized as of the enactment date of the TCJA.

The staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 118 to address the application of GAAP in situations when a registrant does not have the necessary information available, prepared or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the TCJA. The Company is still in the process of analyzing the impact to the Company of the TCJA and its analysis is not yet complete. Where the Company has been able to make reasonable estimates of the effects related to the TCJA, the Company has recorded provisional amounts.

In connection with the initial analysis of the impact of the TCJA, the Company remeasured its deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future, which is generally 21% for federal tax purposes. The remeasurement of the Company's deferred tax assets and liabilities was offset by a change in the valuation allowance. All of the Company's recorded income tax benefits and provisions related to the TCJA are provisional. The provisional amounts recorded by the Company are based on guidance, interpretations and other information available as of April 13, 2018. The impact of the changes in U.S. tax law may be refined as further guidance, interpretations or information becomes available or upon completion by the Company of its evaluation of the impact of the changes in U.S. tax law. Provisional amounts will be finalized no later than the fourth quarter of 2018, which is one year from when the TCJA was signed into law. The ultimate impact to the Company's consolidated financial statements of the TCJA may differ from the provisional amounts. During the three months ended March 31, 2018 (unaudited), the Company did not make any adjustments to the provisional amounts recorded as a result of the TCJA.

  Income taxes

During the years ended December 31, 2016 and 2017 and the three months ended March 31, 2017 and 2018 (unaudited), the Company recorded no income tax benefits for the net operating losses incurred or for the research and development tax credits generated in each year, due to its uncertainty of realizing a benefit from those items.

All of the Company's operating losses since inception have been generated in the United States.

Rubius Therapeutics, Inc.
Notes to consolidated financial statements (Continued)

A reconciliation of the U.S. federal statutory income tax rate to the Company's effective income tax rate is as follows:

	Year ended December 31,
	2016	2017

Federal statutory income tax rate	(34.0)%	(34.0)%
State taxes, net of federal benefit	(5.2)	(3.2)
Federal and state research and development tax credits	(0.9)	(1.4)
Stock-based compensation expense	0.2	12.8
Other	(0.1)	0.7
Remeasurement of deferred taxes due to the Tax Cuts and Jobs Act	—	11.1
Increase in deferred tax asset valuation allowance	40.0	14.0

Effective income tax rate	0.0%	0.0%

Net deferred tax assets consisted of the following (in thousands):

	December 31,
	2016	2017

Deferred tax assets:
Net operating loss carryforwards	$5,608	$10,422
Research and development tax credit carryforwards	222	1,241
Accrued expenses	124	413
Capitalized intellectual property costs	307	367
Capitalized research and development expense	205	131
Stock-based compensation expense	31	375

Total deferred tax assets	6,497	12,949

Deferred tax liabilities:
Depreciation and other	(43)	(374)

Total deferred tax liabilities	(43)	(374)

Valuation allowance	(6,454)	(12,575)

Net deferred tax assets	$—	$—

As of December 31, 2017, the Company had U.S. federal and state net operating loss carryforwards of $38.2 million and $37.9 million, respectively, which may be available to offset future taxable income and begin to expire in 2033 and 2034, respectively. As of December 31, 2017, the Company also had U.S. federal and state research and development tax credit carryforwards of $0.9 million and $0.4 million, respectively, which may be available to offset future tax liabilities and begin to expire in 2034 and 2030, respectively. During the three months ended March 31, 2018 (unaudited), gross deferred tax assets, before valuation allowance, increased by approximately $4.2 million due to the operating loss incurred by the Company during that period.

Rubius Therapeutics, Inc.
Notes to consolidated financial statements (Continued)

Utilization of the U.S. federal and state net operating loss carryforwards and research and development tax credit carryforwards may be subject to a substantial annual limitation under Sections 382 and 383 of the Internal Revenue Code of 1986, and corresponding provisions of state law, due to ownership changes that have occurred previously or that could occur in the future. These ownership changes may limit the amount of carryforwards that can be utilized annually to offset future taxable income or tax liabilities. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain stockholders or public groups in the stock of a corporation by more than 50% over a three-year period. The Company has not conducted a study to assess whether a change of control has occurred or whether there have been multiple changes of control since inception due to the significant complexity and cost associated with such a study. If the Company has experienced a change of control, as defined by Section 382, at any time since inception, utilization of the net operating loss carryforwards or research and development tax credit carryforwards would be subject to an annual limitation under Section 382, which is determined by first multiplying the value of the Company's stock at the time of the ownership change by the applicable long-term tax-exempt rate, and then could be subject to additional adjustments, as required. Any limitation may result in expiration of a portion of the net operating loss carryforwards or research and development tax credit carryforwards before utilization. Further, until a study is completed by the Company and any limitation is known, no amounts are being presented as an uncertain tax position.

The Company has evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets. Management has considered the Company's history of cumulative net losses incurred since inception and its lack of commercialization of any products or generation of any revenue from product sales since inception and has concluded that it is more likely than not that the Company will not realize the benefits of the deferred tax assets. Accordingly, a full valuation allowance has been established against the net deferred tax assets as of December 31, 2016 and 2017 and March 31, 2018 (unaudited). Management reevaluates the positive and negative evidence at each reporting period.

Changes in the valuation allowance for deferred tax assets during the years ended December 31, 2016 and 2017 related primarily to the increase in net operating loss carryforwards and research and development tax credit carryforwards in 2016 and 2017, and the impact of the TCJA in 2017, and were as follows (in thousands):

	Year ended December 31,
	2016	2017

Valuation allowance as of beginning of year	$2,048	$6,454
Decreases recorded as benefit to income tax provision	—	(4,887)
Increases recorded to income tax provision	4,406	11,008

Valuation allowance as of end of year	$6,454	$12,575

Rubius Therapeutics, Inc.
Notes to consolidated financial statements (Continued)

As of December 31, 2016 and 2017 and March 31, 2018 (unaudited), the Company had not recorded any amounts for unrecognized tax benefits. The Company's policy is to record interest and penalties related to income taxes as part of its income tax provision. As of December 31, 2016 and 2017 and March 31, 2018 (unaudited), the Company had no accrued interest or penalties related to uncertain tax positions and no amounts had been recognized in the Company's consolidated statements of operations and comprehensive loss. The Company files income tax returns in the U.S. and Massachusetts, as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. There are currently no pending tax examinations. The Company is open to future tax examination under statute from 2014 to the present; however, carryforward attributes that were generated prior to January 1, 2014 may still be adjusted upon examination by federal, state or local tax authorities if they either have been or will be used in a future period.

12.   Commitments and contingencies

  Operating leases

The Company leases its office and laboratory facilities in Cambridge, Massachusetts under two noncancelable operating leases that expire in December 2018 and September 2021. The lease agreements include lease incentives, payment escalations and rent holidays, which are accrued or deferred as appropriate such that rent expense for each lease is recognized on a straight-line basis over the terms of occupancy. Rent expense for the years ended December 31, 2016 and 2017 was $0.4 million and $1.0 million, respectively. Rent expense for the three months ended March 31, 2017 and 2018 (unaudited) was $0.2 million and $0.3 million, respectively.

Future minimum lease payments under operating leases as of December 31, 2017 are as follows (in thousands):

Year ending December 31,

2018	$1,376
2019	692
2020	713
2021	547
2022	—

$3,328

  Build-to-suit lease

In January 2018, the Company entered into a lease for office and laboratory space in Cambridge, Massachusetts. The lease term is expected to commence on November 1, 2018 and expires eight years from the commencement date. The Company is entitled to one five-year option to extend. The initial annual base rent is approximately $3.8 million, and such amount will increase during the initial term by 3% annually on the anniversary of the commencement date. The Company is obligated to pay its portion of real estate taxes and costs related to the premises, including costs of operations, maintenance, repair, replacement and management of the new leased premises. In connection with the lease, the Company maintains a letter of credit for the benefit of the landlord in the amount of $0.9 million, which is secured by a cash deposit

Rubius Therapeutics, Inc.
Notes to consolidated financial statements (Continued)

of the same amount. The lease agreement allows for a landlord-provided tenant improvement allowance of $9.4 million to be applied to the costs of the construction of the leasehold improvements.

The Company is not the legal owner of the leased space. However, in accordance with ASC 840, Leases, the Company is deemed to be the owner of the leased space during the construction period because of certain indemnification provisions within the lease agreement. As a result, as of March 31, 2018 (unaudited), the Company capitalized approximately $11.0 million (equal to the estimated fair value of its leased portion of the premises) as construction-in-progress within property and equipment and recorded a corresponding build-to-suit facility lease financing obligation. As of March 31, 2018 (unaudited), the current portion of the lease financing obligation of $1.6 million was classified within accrued expenses and other current liabilities and the remaining $9.4 million was classified as a lease liability, net of current portion, on its consolidated balance sheet. The construction is expected to be completed in the fourth quarter of 2018, at which time the Company will assess and determine if the assets and corresponding liability should be de-recognized.

As of March 31, 2018 (unaudited), minimum commitments under this lease are as follows (in thousands):

Year ending December 31,

Remainder of 2018	$626
2019	3,778
2020	3,891
2021	4,008
2022	4,128
Thereafter	16,995

$33,426

  License agreement with the Whitehead Institute for Biomedical Research

In 2016, the Company entered into a license agreement with the Whitehead Institute for Biomedical Research ("WIBR") under which the Company was granted an exclusive, sublicensable, nontransferable license under two patent families related to the development of the Company's red cell therapies (the "WIBR License"). Under the terms of the WIBR License, the Company paid a nonrefundable upfront fee of less than $0.1 million and issued 366,667 shares of common stock, with a fair value of $0.1 million, as partial consideration for the license. The WIBR License was amended in December 2017 to grant the Company an exclusive license under a third patent family jointly owned by WIBR and Tufts University. Under this amendment, the Company paid a nonrefundable fee of less than $0.1 million as consideration for the addition of the third patent family to the WIBR License.

The Company is obligated to pay WIBR annual license maintenance fees of less than $0.1 million as well as patent-related costs, including legal fees, and low single-digit royalties based on annual net sales of licensed products and licensed services by the Company and its sublicensees. Based on the progress the Company makes in the advancement of products covered by the licensed patent rights, the Company is required to make aggregate milestone payments of up to $1.6 million upon the achievement of specified preclinical, clinical and regulatory milestones. In addition, the Company is required to pay to WIBR a percentage of the non-royalty payments that it receives from sublicensees of the patent rights licensed by WIBR. This percentage varies from low single-digit to low double-digit percentages and will be based upon

Rubius Therapeutics, Inc.
Notes to consolidated financial statements (Continued)

the clinical stage of the product that is the subject of the sublicense. Royalties shall be paid by the Company on a licensed product-by-licensed product and country-by-country basis, beginning on the first commercial sale of such licensed product in such country until expiration of the last valid patent claim covering such licensed product in such country.

The Company has the right to terminate the WIBR License in its entirety, on a patent-by-patent or country-by-country basis, at will upon three months' notice to WIBR. WIBR may terminate the agreement upon breach of contract or in the event of the Company's bankruptcy, liquidation, insolvency or cessation of business related to the license.

  401(k) Plan

In January 2018, the Company established a defined-contribution plan under Section 401(k) of the Internal Revenue Code (the "401(k) Plan"). The 401(k) Plan covers all employees who meet defined minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company will make matching contributions at a rate of 50% of each employee's contribution up to a maximum employee contribution of 6% of eligible plan compensation. For the three months ended March 31, 2018 (unaudited), the Company made matching contributions of $0.1 million.

  Indemnification agreements

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, contract research organizations, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its board of directors and certain of its executive officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. The Company has not incurred any material costs as a result of such indemnifications and is not currently aware of any indemnification claims.

  Legal proceedings

The Company is not currently party to any material legal proceedings. At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses as incurred the costs related to such legal proceedings.

Rubius Therapeutics, Inc.
Notes to consolidated financial statements (Continued)

13.   Net loss and unaudited pro forma net loss per share

  Net loss per share

Basic and diluted net loss per share attributable to common stockholders was calculated as follows (in thousands, except share and per share amounts):

	Year ended December 31,		Three months ended March 31,
	2016	2017	2017	2018

			(unaudited)	(unaudited)
Numerator:
Net loss	$(11,016)	$(43,847)	$(4,857)	$(15,255)
Accretion of Series A redeemable convertible preferred stock to redemption value	(748)	(656)	(376)	—

Net loss attributable to common stockholders	$(11,764)	$(44,503)	$(5,233)	$(15,255)

Denominator:
Weighted average common shares outstanding, basic and diluted	7,200,581	8,023,785	7,661,727	8,355,276

Net loss per share attributable to common stockholders, basic and diluted	$(1.63)	$(5.55)	$(0.68)	$(1.83)

Upon the issuance of Series A Preferred Stock, the holders of such shares were entitled to cumulative dividends of 8.0% per year, compounding annually. In connection with the issuance and sale of Series B Preferred Stock in June 2017, the holders of Series A Preferred Stock agreed to remove the cumulative dividend and redemption rights associated with the Series A Preferred Stock. Accordingly, for periods prior to June 2017, the calculation of net loss attributable to common stockholders included the accretion of Series A redeemable convertible preferred stock to redemption value.

The Company's potential dilutive securities, which include convertible preferred stock, warrants to purchase convertible preferred stock, unvested restricted common stock, vested restricted stock purchased with promissory notes and common stock options, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per

Rubius Therapeutics, Inc.
Notes to consolidated financial statements (Continued)

share attributable to common stockholders for the periods indicated because including them would have had an anti-dilutive effect:

	Year ended December 31,		Three months ended March 31,
	2016	2017	2017	2018

			(unaudited)	(unaudited)
Convertible preferred stock (as converted to common stock)	29,570,662	43,933,006	29,570,662	51,845,438
Warrants to purchase convertible preferred stock (as converted to common stock)	133,333	135,567	133,333	135,567
Restricted common stock(1)	348,120	6,277,014	3,875,349	6,627,014
Stock options to purchase common stock	4,159,165	4,661,635	3,835,280	7,443,885

	34,211,280	55,007,222	37,414,624	66,051,904

(1)    Includes unvested restricted stock and vested restricted stock issued for promissory notes.

  Unaudited pro forma net loss per share

The unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2017 and the three months ended March 31, 2018 has been prepared to give effect to adjustments arising upon the completion of a qualified IPO. The unaudited pro forma net loss attributable to common stockholders used in the calculation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders does not include the effects of the accretion of Series A redeemable convertible preferred stock to redemption value or the change in the fair value of the warrant liability because the calculation gives effect to (i) the automatic conversion of all outstanding shares of convertible preferred stock into shares of common stock and (ii) all warrants to purchase convertible preferred stock becoming warrants to purchase common stock as if the proposed IPO had occurred on the later of January 1, 2017 or the issuance date of the convertible preferred stock or preferred stock warrants.

The unaudited pro forma basic and diluted weighted average common shares outstanding used in the calculation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2017 and the three months ended March 31, 2018 has been prepared to give effect, upon a qualified initial public offering, to the automatic conversion of all outstanding shares of convertible preferred stock into common stock as if the proposed initial public offering had occurred on the later of January 1, 2017 or the issuance date of the convertible preferred stock.

Rubius Therapeutics, Inc.
Notes to consolidated financial statements (Continued)

Unaudited pro forma basic and diluted net loss per share attributable to common stockholders was calculated as follows (in thousands, except share and per share amounts):

	Year ended December 31, 2017	Three months ended March 31, 2018

	(unaudited)	(unaudited)
Numerator:
Net loss attributable to common stockholders	$(44,503)	$(15,255)
Accretion of Series A redeemable convertible preferred stock to redemption value	656	—
Change in fair value of preferred stock warrant liability	785	43

Pro forma net loss attributable to common stockholders	$(43,062)	$(15,212)

Denominator:
Weighted average common shares outstanding, basic and diluted	8,023,785	8,355,276
Pro forma adjustment to reflect automatic conversion of convertible preferred stock into common stock upon the completion of the proposed initial public offering	37,687,146	47,097,979

Pro forma weighted average common shares outstanding, basic and diluted	45,710,931	55,453,255

Pro forma net loss per share attributable to common stockholders, basic and diluted	$(0.94)	$(0.27)

14.   Related parties

In April 2013, the Company entered into a services agreement with Flagship Ventures Management, Inc. ("Flagship"), an affiliate of one of its principal stockholders, to provide general and administrative services to the Company, including certain consulting services and the provision of employee health and dental benefit plans for the Company's employees. The Company recorded general and administrative expense and made cash payments for services received under this agreement of $0.8 million and $0.9 million during the years ended December 31, 2016 and 2017, respectively. As of December 31, 2016 and 2017, there were no amounts payable to Flagship for costs related to the services agreement. The Company recorded general and administrative expense and made cash payments for services received under this agreement of $0.3 million and $0.2 million during the three months ended March 31, 2017 and 2018 (unaudited), respectively. As of March 31, 2018 (unaudited), there were no amounts payable to Flagship for costs related to the services agreement.

During the year ended December 31, 2017, the Company paid $0.1 million to Flagship for reimbursement of Series B Preferred Stock financing costs. During the years ended December 31, 2016 and 2017, the Company remitted less than $0.1 million and $0.1 million, respectively, of amounts withheld from employees for the health and dental benefits provided by Flagship to the Company's employees. During each of the three months ended March 31, 2017 and 2018 (unaudited), the Company remitted less than

Rubius Therapeutics, Inc.
Notes to consolidated financial statements (Continued)

$0.1 million of amounts withheld from employees for the health and dental benefits provided by Flagship to the Company's employees.

In January 2017, the Company loaned $0.7 million to the chairman of its board of directors to purchase shares of common stock pursuant to a promissory note and a restricted stock agreement (see Note 10). In May 2017, the Company loaned $1.8 million to the chairman of its board of directors to purchase shares of common stock pursuant to a promissory note and a restricted stock agreement (see Note 10). The January 2017 promissory note provides that the unpaid principal amount of the loan bears interest at 1.97% annually, and the May 2017 promissory note provides that the unpaid principal amount of the loan bears interest at 2.04% annually. Interest is payable annually or is converted to principal and payable at the maturity date. The maturity date of the promissory notes occurs on the earliest of (i) seven years from the issuance date of the notes, (ii) 60 days following the date of termination of services of the borrower, and (iii) immediately prior to an initial filing of a registration statement by the Company. The promissory notes are partial-recourse and secured by a pledge of the shares of common stock purchased with the promissory notes. As of December 31, 2017 and March 31, 2018 (unaudited), no amounts were due to the Company and no amounts had been received by the Company as repayment of these promissory notes.

In April 2017, the Company loaned $0.2 million to an executive officer of the Company to purchase shares of common stock pursuant to two promissory notes and two restricted stock agreements (see Note 10). The promissory notes provide that the unpaid principal amount of the loans bear interest at 2.05% annually, and interest is payable annually or is converted to principal and payable at the maturity date. The maturity date of the promissory notes occurs on the earliest of (i) seven years from the issuance date of the notes, (ii) 60 days following the date of termination of employment of the borrower, and (iii) immediately prior to an initial filing of a registration statement by the Company. The promissory notes are partial-recourse and secured by a pledge of the shares of common stock purchased with the promissory notes. As of December 31, 2017 and March 31, 2018 (unaudited), no amounts were due to the Company and no amounts had been received by the Company as repayment of these promissory notes.

15.   Subsequent events

For its consolidated financial statements as of December 31, 2017 and for the year then ended, the Company evaluated subsequent events through April 13, 2018, the date on which those financial statements were issued.

  Lease of office and laboratory space

In January 2018, the Company entered into a lease for office and laboratory space in Cambridge, Massachusetts. The lease term is expected to commence on November 1, 2018 and expires eight years from the commencement date. The initial annual base rent is approximately $3.8 million, and such amount will increase by 3% annually on the anniversary of the commencement date. The Company is obligated to pay its portion of real estate taxes and costs related to the premises, including costs of operations, maintenance, repair, replacement and management of the new leased premises. In connection with the lease, the Company maintains a letter of credit for the benefit of the landlord in the amount of $0.9 million, which is secured by a cash deposit of the same amount. The lease agreement allows for a landlord-provided tenant improvement allowance of $9.4 million to be applied to the costs of the construction of the leasehold improvements.

Rubius Therapeutics, Inc.
Notes to consolidated financial statements (Continued)

  Increase in authorized number of shares of common stock

In February 2018, the Company increased the number of authorized shares of common stock from 65,000,000 shares to 75,000,000 shares. On April 11, 2018, the Company increased the number of authorized shares of common stock from 75,000,000 shares to 78,800,000 shares.

  Issuance and sale of Series C convertible preferred stock

In February 2018, the Company issued and sold 7,912,432 shares of Series C Preferred Stock, at a price of $12.79 per share, for gross proceeds of $101.2 million. The terms of the Series C Preferred Stock are substantially the same as the terms of the Series A and Series B Preferred Stock, except for the liquidation preference per share, which is equal to the per share price paid. In connection with the issuance, the Company increased the number of authorized shares of preferred stock from 44,070,808 shares to 51,981,005 shares.

  Increase in shares available for issuance under the 2014 Plan

In February 2018, the Company increased the number of shares of common stock authorized for issuance under the 2014 Plan from 13,028,304 shares to 14,528,304 shares. In March 2018, the Company increased the number of shares of common stock authorized for issuance under the 2014 Plan from 14,528,304 shares to 14,778,304 shares. On April 11, 2018, the Company increased the number of shares authorized for issuance under the 2014 Plan from 14,778,304 shares to 18,582,150 shares.

  Grants of stock options under the 2014 Plan

From January 1, 2018 to April 11, 2018, the Company granted options for the purchase of an aggregate of 2,982,000 shares of common stock, at a weighted average exercise price of $5.46 per share, to employees and directors. The aggregate grant-date fair value of these options was $16.5 million, which is expected to be recognized as stock-based compensation expense over a period of approximately four years.

From January 1, 2018 to April 11, 2018, the Company granted options for the purchase of an aggregate of 3,811,346 shares of common stock, at a weighted average exercise price of $8.65 per share, to non-employees. The aggregate grant-date fair value of these options was $27.4 million, and the options vest over approximately four years. Amounts to be expensed during the vesting periods of these options will be determined based on the fair value of the awards at the time of vesting.

16.   Subsequent events (unaudited)

For its interim consolidated financial statements as of March 31, 2018 and for the three months then ended, the Company evaluated subsequent events through May 24, 2018, the date on which those financial statements were issued.

  Amendment to 2015 Credit Facility

In May 2018, the Company entered into an amendment to the 2015 Credit Facility to modify the interest rate and extend the interest-only payment period and the maturity date. Outstanding borrowings under the 2015 Credit Facility, as amended, bear interest at an annual rate equal to the bank's prime rate plus 0.75%, subject to a floor of 5.5%, and are repayable in monthly interest-only payments through May 2019 and in equal monthly payments of principal plus accrued interest from June 2019 until the maturity date in November 2020.

Rubius Therapeutics, Inc.
Notes to consolidated financial statements (Continued)

  Increase in authorized number of shares

In June 2018, the Company increased the number of authorized shares of common stock from 78,800,000 shares to 79,000,000 shares.

  Increase in shares available for issuance under 2014 Plan

In June 2018, the Company increased the number of shares authorized for issuance under the 2014 Plan from 18,582,150 shares to 19,152,328 shares.

                 shares

Common stock

Prospectus

J.P. Morgan	Morgan Stanley	Jefferies	Leerink Partners

                           , 2018

Part II

Information not required in prospectus

Item 13.    Other expenses of issuance and distribution.

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates, except the SEC registration fee and FINRA filing fee.

Amount to be paid

SEC registration fee	$	*
FINRA filing fee		*
Nasdaq Global Market listing fee		*
Printing and mailing		*
Legal fees and expenses		*
Accountant's fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*      To be completed by amendment.

Item 14.    Indemnification of directors and officers.

Section 145 of the Delaware General Corporation Law (the "DGCL") authorizes a corporation to indemnify its directors and officers against liabilities arising out of actions, suits and proceedings to which they are made or threatened to be made a party by reason of the fact that they have served or are currently serving as a director or officer to a corporation. The indemnity may cover expenses (including attorneys' fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with any such action, suit or proceeding. Section 145 permits corporations to pay expenses (including attorneys' fees) incurred by directors and officers in advance of the final disposition of such action, suit or proceeding. In addition, Section 145 provides that a corporation has the power to purchase and maintain insurance on behalf of its directors and officers against any liability asserted against them and incurred by them in their capacity as a director or officer, or arising out of their status as such, whether or not the corporation would have the power to indemnify the director or officer against such liability under Section 145.

We have adopted provisions in our certificate of incorporation to be in effect upon the closing of this offering and bylaws to be in effect upon the effectiveness of this registration statement that limit or eliminate the personal liability of our directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•
any breach of the director's duty of loyalty to us or our stockholders;

•
any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•
any unlawful payments related to dividends or unlawful stock purchases, redemptions or other distributions; or

•
any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies, such as an injunction or rescission.

In addition, our bylaws provide that:

•
we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended; and

•
we will advance reasonable expenses, including attorneys' fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings relating to their service for or on behalf of us, subject to limited exceptions.

We have entered into indemnification agreements with each of our directors and intend to enter into such agreements with our executive officers. These agreements provide that we will indemnify each of our directors, our executive officers and, at times, their affiliates to the fullest extent permitted by Delaware law. We will advance expenses, including attorneys' fees (but excluding judgments, fines and settlement amounts), to each indemnified director, executive officer or affiliate in connection with any proceeding in which indemnification is available and we will indemnify our directors and officers for any action or proceeding arising out of that person's services as a director or officer brought on behalf of us or in furtherance of our rights. Additionally, certain of our directors or officers may have certain rights to indemnification, advancement of expenses or insurance provided by their affiliates or other third parties, which indemnification relates to and might apply to the same proceedings arising out of such director's or officer's services as a director referenced herein. Nonetheless, we have agreed in the indemnification agreements that our obligations to those same directors or officers are primary and any obligation of such affiliates or other third parties to advance expenses or to provide indemnification for the expenses or liabilities incurred by those directors are secondary.

We also maintain general liability insurance which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of us and our directors and officers by the underwriters against certain liabilities under the Securities Act and the Securities Exchange Act of 1934.

Item 15.    Recent sales of unregistered securities.

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

(a)   Issuances of capital stock

Set forth below is information regarding securities we have issued within the past three years that were not registered under the Securities Act.

On January 28, 2016, we issued and sold to an accredited investor an aggregate of 366,667 shares of our common stock in connection with the WIBR License.

From January 2017 to May 2017, we issued and sold an aggregate of 6,627,014 shares of our restricted common stock to certain of our directors and officers at prices per share ranging from $0.18 to $1.65 for aggregate consideration of $2,851,133.

In October 2017, we issued 213,439 shares of common stock to our chairman as payment of a one-time bonus of $612,570, which was payable, at his election, in cash or shares of common stock.

In the second and third closing of sales of our Series A preferred stock in July 2016 and December 2016, we issued and sold an aggregate of 19,083,333 shares of Series A preferred stock at a price per share of $0.60 for aggregate cash consideration of approximately $11.4 million.

In June 2017, we issued and sold an aggregate of 14,362,344 Series B preferred shares at a price per share of $8.39 for aggregate cash consideration of approximately $120.5 million

In February 2018, we issued and sold an aggregate of 7,912,432 Series C preferred shares at a price per share of $12.79 for aggregate cash consideration of approximately $101.2 million.

No underwriters were involved in the foregoing sales of securities. Unless otherwise stated, the sales of securities described above were deemed to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act, including Regulation D and Rule 506 promulgated thereunder, as transactions by an issuer not involving a public offering. All of the purchasers in these transactions represented to us in connection with their purchase that they were acquiring the securities for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. Such purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

(b)   Grants and exercises of stock options

We have granted stock options to purchase an aggregate of 14,135,103 shares of our common stock, with exercise prices ranging from $0.001 to $12.98 per share, to employees, directors and consultants pursuant to the 2014 Plan. Since 2014, 1,699,259 shares of common stock have been issued upon the exercise of stock options pursuant to the 2014 Plan, including 1,400,000 shares issued pursuant to an early exercise resulting in the issuance of restricted common stock.

The issuances of the securities described above were deemed to be exempt from registration pursuant to Section 4(a)(2) of the Securities Act or Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans. The shares of common stock issued upon the exercise of options are deemed to be restricted securities for purposes of the Securities Act.

(c)   Warrants to purchase capital stock

On November 20, 2015, we issued a warrant to purchase up to 133,333 shares of Series A preferred stock, which was amended and restated on May 19, 2017. On May 19, 2017, we issued a warrant to purchase shares of Series B preferred stock, which was amended and restated on September 13, 2017 as a warrant to purchase up to 2,234 shares of Series B preferred stock.

Item 16.    Exhibits and financial statement schedules.

(a)
Exhibits

Exhibit number		Description

1.1	*	Form of Underwriting Agreement.

3.1		Amended and Restated Certificate of Incorporation of Registrant, as currently in effect.

3.2	*	Form of Amended and Restated Certificate of Incorporation of Registrant, to be in effect upon completion of this offering.

3.3	**	Bylaws of Registrant, as currently in effect.

3.4	*	Form of Amended and Restated Bylaws of Registrant, to be in effect upon the effectiveness of this registration statement.

4.1	*	Specimen Common Stock Certificate.

4.2	**	Second Amended and Restated Investors' Rights Agreement among the Registrant and certain of its stockholders, dated February 23, 2018.

4.3	**	Amended and Restated Warrant to Purchase Stock, dated May 19, 2017, issued by the Registrant to PacWest Bancorp.

4.4	**	Amended and Restated Second Warrant to Purchase Stock, dated September 13, 2017, issued by the Registrant to PacWest Bancorp.

5.1	*	Opinion of Goodwin Procter LLP.

10.1	#	Amended and Restated 2014 Stock Incentive Plan, and form of award agreements thereunder.

10.2	*#	2018 Stock Option and Incentive Plan, and form of award agreements thereunder.

10.3	*#	2018 Employee Stock Purchase Plan.

10.4	*#	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.5	**†	Lease Agreement between the Registrant and ARE-MA Region No. 58 LLC, dated January 18, 2018.

10.6	**	Loan and Security Agreement between the Registrant and Pacific Western Bank, dated November 20, 2015, as amended to date.

10.7	**†	Exclusive Patent License Agreement between the Registrant and the Whitehead Institute for Biomedical Research, dated January 28, 2016, as amended to date.

10.8	*#	Form of Executive Employment Agreement.

10.9	*	Manufacturing Facility Purchase and Sale Agreement between the Registrant and dated , 2018.

21	**	List of Subsidiaries of Registrant.

23.1	*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.2	*	Consent of Goodwin Procter LLP (included in Exhibit 5.1).

24	*	Power of Attorney (included on signature page).

*      To be filed by amendment.

**     Previously filed.

†      Application has been made to the Securities and Exchange Commission for confidential treatment of certain provisions. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.

#      Indicates a management contract or any compensatory plan, contract or arrangement.

(b)
Financial statements schedules:

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.    Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(a)    The Registrant will provide to the underwriter at the closing as specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)   For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(c)    For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Massachusetts, on the                           day of                           , 2018.

RUBIUS THERAPEUTICS, INC.
By:

Power of attorney and signatures

Each individual whose signature appears below hereby constitutes and appoints Pablo J. Cagnoni, Torben Straight Nissen and Andrew Oh as such person's true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person in such person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement and Power of Attorney has been signed by the following person in the capacities and on the date indicated.

Name	Title	Date

Pablo J. Cagnoni, M.D.	Chief Executive Officer, Director (Principal Executive Officer)	, 2018
David R. Epstein	Chairman, Director	, 2018
Torben Straight Nissen, Ph.D.	President, Director	, 2018
Andrew M. Oh	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2018

Name	Title	Date

Noubar B. Afeyan, Ph.D.	Director	, 2018
Francis Cuss, M.B., M.Chir., FRCP	Director	, 2018
Robert S. Langer, Sc.D.	Director	, 2018
Roger Pomerantz, M.D.	Director	, 2018
Michael Rosenblatt, M.D.	Director	, 2018
Catherine A. Sohn, Pharm.D.	Director	, 2018
Jonathan R. Symonds, CBE	Director	, 2018